Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257536

To the Shareholders of Old National Bancorp and the Stockholders of First Midwest Bancorp, Inc.
MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT
On behalf of the boards of directors of Old National Bancorp (“Old National”) and First Midwest Bancorp, Inc. (“First Midwest”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the merger of equals of Old National and First Midwest. We are requesting that you take certain actions as a holder of Old National common stock (an “Old National shareholder” or “shareholder”) or as a holder of First Midwest common stock (a “First Midwest stockholder” or “stockholder”).
On May 30, 2021, Old National and First Midwest entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which Old National and First Midwest have agreed to combine their respective businesses in a merger of equals. The transaction will create a premier Midwest banking organization with approximately $45 billion in total assets and $34 billion in total deposits, operating through locations spanning Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota and Wisconsin.
Under the merger agreement, Old National and First Midwest will merge (the “merger”), with Old National as the surviving entity. Following the merger, First Midwest Bank, an Illinois state-charted bank and a wholly owned subsidiary of First Midwest (“First Midwest Bank”), and Old National Bank, a national banking association and a wholly owned subsidiary of Old National (“Old National Bank”), will merge (the “bank merger,” and together with the merger, the “mergers”), with Old National Bank as the surviving bank.
In the merger, First Midwest stockholders will receive 1.1336 shares of Old National common stock for each share of First Midwest common stock they own. Based on the closing price of Old National’s common stock on the NASDAQ Global Select Market on May 28, 2021, the last trading day before the public announcement of the merger, the exchange ratio represented approximately $21.60 in value for each share of First Midwest common stock, representing a merger consideration of approximately $2.5 billion on an aggregate basis.
Old National shareholders will continue to own their existing shares of Old National common stock. The value of the Old National common stock at the time of completion of the merger could be greater than, less than or the same as the value of Old National common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of Old National common stock (NASDAQ trading symbol “ONB”) and First Midwest common stock (NASDAQ trading symbol “FMBI”).
In addition, each share of 7.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share, of First Midwest outstanding (the “First Midwest series A preferred stock”) and each share of 7.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C, no par value per share, of First Midwest outstanding (the “First Midwest series C preferred stock,” and together with First Midwest series A preferred stock, the “First Midwest preferred stock”) will be converted, respectively, into the right to receive one (1) share of a newly created series A and series C of preferred stock of Old National having terms that are not materially less favorable than the corresponding series of the First Midwest preferred stock (the “Old National series A preferred stock” and “Old National series C preferred stock,” respectively, and collectively, the “new Old National preferred stock”). Likewise, following the completion of the merger, each outstanding First Midwest depositary share representing a 1/40th interest in a share of the applicable series of First Midwest preferred stock will become an Old National depositary share and will represent a 1/40th interest in a share of the applicable series of the new Old National preferred stock. The depositary shares representing a 1/40th interest in a share of First Midwest Series A preferred stock and the depositary shares representing a 1/40th interest in a share of First Midwest Series C preferred stock are currently listed on the NASDAQ Global Select Market under the symbol “FMBIP” and “FMBIO,” respectively. The depositary shares representing a 1/40th interest in a share of Old National series A preferred stock and Old National series C preferred stock are expected to be listed on the NASDAQ Global Select Market upon completion of the merger.
We expect the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, First Midwest stockholders or holders of First Midwest preferred stock generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of First Midwest common stock or First Midwest preferred stock, as applicable, for Old National common stock or new Old National preferred stock, as applicable, in the merger, except with respect to any cash received by holders of First Midwest common stock in lieu of fractional shares of Old National common stock.
Based on the number of shares of First Midwest common stock outstanding or reserved for issuance as of July 21, 2021, Old National expects to issue approximately 130,362,065 shares of Old National common stock to First Midwest stockholders in the aggregate in the merger. We estimate that former First Midwest stockholders will own approximately forty-four percent (44%) and existing Old National shareholders will own approximately fifty-six percent (56%) of the common stock of Old National following the completion of the merger.
Old National and First Midwest will each hold a special meeting of our respective shareholders and stockholders in connection with the merger. At our respective special meetings, in addition to other business, Old National will ask its shareholders to approve and adopt the merger agreement and an amendment to Old National’s articles of incorporation to effect an increase in the number of authorized shares of Old National’s common stock, and First Midwest will ask its stockholders to approve and adopt the merger agreement and a proposal to approve, on an advisory (non-binding) basis, certain merger-related compensation payments to First Midwest's named executive officers in connection with the merger. Information about these meetings and the merger is contained in this document. We urge you to read this document carefully and in its entirety.
Holders of First Midwest preferred stock and holders of depositary shares representing interests in the shares of First Midwest preferred stock are not entitled to and are not requested to vote at the First Midwest special meeting.
The special meeting of First Midwest stockholders will be held at 8750 West Bryn Mawr Avenue, Chicago, Illinois 60631 on September 15, 2021 at 10:00 a.m., Central Time. The special meeting of Old National shareholders will be held virtually via the internet on September 15, 2021 at 2:00 p.m., Central Time.
Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards in their recommendations.
This joint proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. It also contains or references information about Old National and First Midwest and certain related matters. You are encouraged to read this joint proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 29 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about Old National and First Midwest from documents that have been filed with the Securities and Exchange Commission that are incorporated into this joint proxy statement/prospectus by reference.
On behalf of the Old National and First Midwest boards of directors, thank you for your prompt attention to this important matter.
Sincerely,

James C. Ryan, III	Michael L. Scudder
Chairman of the Board and Chief Executive Officer Old National Bancorp	Chairman of the Board and Chief Executive Officer First Midwest Bancorp, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Old National or First Midwest, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying joint proxy statement/prospectus is dated July 27, 2021, and is first being mailed to holders of Old National common stock and holders of First Midwest common stock on or about July 30, 2021.

ADDITIONAL INFORMATION
The accompanying joint proxy statement/prospectus incorporates important business and financial information about Old National and First Midwest from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing or by telephone at the appropriate address below:
if you are an Old National shareholder: Old National Bancorp One Main Street Evansville, Indiana 47708 Attn: Corporate Secretary (800) 731-2265	if you are a First Midwest stockholder: First Midwest Bancorp, Inc. 8750 West Bryn Mawr Avenue, Suite 1300 Chicago, Illinois 60631 Attn: Corporate Secretary (708) 831-7483
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that holders of Old National common stock requesting documents must do so by September 8, 2021, in order to receive them before the Old National special meeting, and holders of First Midwest common stock requesting documents must do so by September 8, 2021, in order to receive them before the First Midwest special meeting.
No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated July 27, 2021, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this document to holders of Old National common stock or holders of First Midwest common stock, nor the issuance by Old National of shares of Old National common stock or new Old National preferred stock pursuant to the merger agreement will create any implication to the contrary.
This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding First Midwest has been provided by First Midwest and information contained in, or incorporated by reference into, this document regarding Old National has been provided by Old National.
See “Where You Can Find More Information” beginning on page 166 of the accompanying joint proxy statement/prospectus for further information.

Old National Bancorp
One Main Street
Evansville, Indiana 47708
NOTICE OF SPECIAL MEETING OF OLD NATIONAL SHAREHOLDERS
To Old National Shareholders:
On May 30, 2021, Old National Bancorp (“Old National”) and First Midwest Bancorp, Inc. (“First Midwest”) entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of Old National common stock (the “Old National special meeting”) will be held on September 15, 2021 at 2:00 p.m., Central Time. We are pleased to notify you of, and invite you to, the Old National special meeting which will be held virtually via the Internet.
At the Old National special meeting, you will be asked to vote on the following matters:
•	A proposal to approve and adopt the merger agreement (the “Old National merger proposal”).
•
A proposal to approve an amendment to the fifth amended and restated articles of incorporation of Old National (as amended, “Old National’s articles of incorporation”) to effect an increase in the number of authorized shares of Old National’s common stock from 300,000,000 to 600,000,000 (the “Old National articles amendment proposal”).

•
A proposal to adjourn the Old National special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Old National merger proposal or the Old National articles amendment proposal, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Old National common stock (the “Old National adjournment proposal”).

In light of the ongoing developments related to the COVID-19 pandemic and to support the health and safety of our shareholders, employees and community, the Old National special meeting will be held in a virtual-only format conducted via live webcast. If you are a holder of record, you may attend the Old National special meeting by visiting www.virtualshareholdermeeting.com/ONB2021SM and entering the 16-digit control number that is printed on your proxy card. If you are not a shareholder, you will be able to attend the meeting by visiting www.virtualshareholdermeeting.com/ONB2021SM and registering as a guest. If you enter the meeting as a guest, you will not be able to vote or submit questions during the meeting. You may log in beginning at 1:45 p.m., Central Time, on September 15, 2021. The Old National special meeting will begin promptly at 2:00 p.m., Central Time. An archived copy of the webcast will also be available under the Investor Relations tab on the Company’s website at www.oldnational.com through September 14, 2022.
The board of directors of Old National has fixed the close of business on July 21, 2021 as the record date for the Old National special meeting. Only holders of record of Old National common stock as of the close of business on the record date for the Old National special meeting are entitled to notice of the Old National special meeting or any adjournment or postponement thereof. Only holders of record of Old National common stock will be entitled to vote at the Old National special meeting or any adjournment or postponement thereof.
Old National has determined that holders of Old National common stock are not entitled to dissenters’ rights with respect to the proposed merger under Indiana Business Corporation Law.
The Old National board of directors unanimously recommends that holders of Old National common stock vote “FOR” the Old National merger proposal, “FOR” the Old National articles amendment proposal and “FOR” the Old National adjournment proposal.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of Old National common stock approve the Old National merger proposal. The affirmative vote of a majority of the outstanding shares of Old National common stock is required to approve the merger proposal. Whether or not you plan to virtually attend the Old National special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
By Order of the Board of Directors

Jeffrey L. Knight Executive Vice President, Chief Legal Counsel and Corporate Secretary Old National Bancorp
July 27, 2021

First Midwest Bancorp, Inc.
8750 West Bryn Mawr Avenue, Suite 1300
Chicago, Illinois 60631
NOTICE OF SPECIAL MEETING OF FIRST MIDWEST STOCKHOLDERS
To First Midwest Stockholders:
On May 30, 2021, Old National Bancorp (“Old National”) and First Midwest Bancorp, Inc. (“First Midwest”) entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of First Midwest common stock (the “First Midwest special meeting”) will be held on September 15, 2021 at 10:00 a.m., Central Time. We are pleased to notify you of and invite you to the First Midwest special meeting, which will be held at 8750 West Bryn Mawr Avenue, Chicago, Illinois 60631.
At the First Midwest special meeting, holders of First Midwest common stock will be asked to vote on the following matters:
•	A proposal to approve and adopt the merger agreement (the “First Midwest merger proposal”).
•
A proposal to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of First Midwest in connection with the transactions contemplated by the merger agreement (the “First Midwest compensation proposal”).

•
A proposal to adjourn the First Midwest special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the First Midwest merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of First Midwest common stock (the “First Midwest adjournment proposal”).

The board of directors of First Midwest has fixed the close of business on July 21, 2021 as the record date for the First Midwest special meeting. Only holders of record of First Midwest common stock as of the close of business on the record date for the First Midwest special meeting are entitled to notice of the First Midwest special meeting or any adjournment or postponement thereof. Only holders of record of First Midwest common stock will be entitled to vote at the First Midwest special meeting or any adjournment or postponement thereof.
Holders of First Midwest preferred stock and holders of depositary shares representing interests in the shares of First Midwest preferred stock are not entitled to and are not requested to vote at the First Midwest special meeting.
The First Midwest board of directors unanimously recommends that holders of First Midwest common stock vote “FOR” the First Midwest merger proposal, “FOR” the First Midwest compensation proposal and “FOR” the First Midwest adjournment proposal.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of First Midwest common stock approve the First Midwest merger proposal. The affirmative vote of a majority of the outstanding shares of First Midwest common stock is required to approve the First Midwest merger proposal. Whether or not you plan to attend the First Midwest special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
By Order of the Board of Directors

Nicholas J. Chulos
Executive Vice President, General Counsel and Corporate Secretary
First Midwest Bancorp, Inc.
July 27, 2021

QUESTIONS AND ANSWERS	1
SUMMARY	15
Information About the Companies	15
Recent Developments	15
The Merger and the Merger Agreement	16
Merger Consideration	16
Treatment of First Midwest Preferred Stock and First Midwest Depositary Shares	16
Treatment of First Midwest Equity Awards	16
Material U.S. Federal Income Tax Consequences of the Merger	17
Old National’s Reasons for the Merger; Recommendation of Old National’s Board of Directors	18
Opinion of Old National’s Financial Advisor	18
First Midwest’s Reasons for the Merger; Recommendation of First Midwest’s Board of Directors	18
Opinion of First Midwest’s Financial Advisor	18
Interests of Certain Old National Directors and Executive Officers in the Merger	19
Interests of Certain First Midwest Directors and Executive Officers in the Merger	20
Governance of the Combined Company After the Merger	21
Name and Headquarters	22
Regulatory Approvals	22
Expected Timing of the Merger	22
Conditions to Complete the Merger	23
Termination of the Merger Agreement	23
Termination Fee	24
Accounting Treatment	24
The Rights of First Midwest Stockholders Will Change as a Result of the Merger	24
Listing of Old National Common Stock and New Old National Depositary Shares; Delisting and Deregistration of First Midwest Common Stock and First Midwest Depositary Shares	25
The Old National Special Meeting	25
The First Midwest Special Meeting	25
Appraisal or Dissenters’ Rights in the Merger	26
Risk Factors	26
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	27
RISK FACTORS	29
THE OLD NATIONAL SPECIAL MEETING	38
Date, Time and Place of the Meeting	38
Matters to Be Considered	38
Recommendation of Old National’s Board of Directors	38
Record Date and Quorum	38
Broker Non-Votes	38
Vote Required; Treatment of Abstentions and Failure to Vote	39
Attending the Virtual Special Meeting	39
Proxies	40
Shares Held in Street Name	40
Revocability of Proxies	41
Delivery of Proxy Materials	41
Solicitation of Proxies	41
Other Matters to Come Before the Old National Special Meeting	42
Assistance	42
OLD NATIONAL PROPOSALS	43
Proposal 1: Old National Merger Proposal	43
Proposal 2: Old National Articles Amendment Proposal	43
Proposal 3: Old National Adjournment Proposal	45
THE FIRST MIDWEST SPECIAL MEETING	46
Date, Time and Place of the Meeting	46
Matters to Be Considered	46

QUESTIONS AND ANSWERS
The following are some questions that you may have about the merger and the Old National special meeting or the First Midwest special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the Old National special meeting or the First Midwest special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 166.
In this joint proxy statement/prospectus, unless the context otherwise requires:
•	“First Midwest” refers to First Midwest Bancorp, Inc., a Delaware corporation;
•	“First Midwest Bank” refers to First Midwest Bank, an Illinois state-chartered bank and a wholly owned subsidiary of First Midwest;
•	“First Midwest bylaws” refers to the amended and restated by-laws of First Midwest Bancorp, Inc.;
•	“First Midwest certificate of incorporation” refers to the restated certificate of incorporation of First Midwest Bancorp, Inc., as amended;
•	“First Midwest common stock” refers to the common stock of First Midwest, par value $0.01 per share;
•	“First Midwest depositary shares” refers to the depositary shares each representing a 1/40th interest in a share of the applicable series of First Midwest preferred stock;
•	“First Midwest preferred stock” refers to, collectively, the First Midwest series A preferred stock and the First Midwest series C preferred stock;
•	“First Midwest series A preferred stock” refers to the 7.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share, of First Midwest;
•	“First Midwest series C preferred stock” refers to the 7.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C, no par value per share, of First Midwest;
•
“new Old National preferred stock” refers to, collectively, the Old National series A preferred stock and the Old National series C preferred stock that will be issued in the merger to the existing holders of First Midwest preferred stock;

•	“new Old National depositary shares” refers to the depositary shares each representing a 1/40th interest in a share of the applicable series of new Old National preferred stock;
•	“Old National” refers to Old National Bancorp, an Indiana corporation;
•	“Old National Bank” refers to Old National Bank, National Association, a national banking association and a wholly owned subsidiary of Old National;
•	“Old National articles of incorporation” refers to the fifth amended and restated articles of incorporation of Old National Bancorp;
•	“Old National bylaws” refers to the amended and restated bylaws of Old National Bancorp;
•	“Old National common stock” refers to the common stock of Old National, no par value;
•
“Old National series A preferred stock” refers to the newly created series of preferred stock of Old National having terms that are not materially less favorable than the First Midwest series A preferred stock;

•
“Old National series C preferred stock” refers to the newly created series of preferred stock of Old National having terms that are not materially less favorable than the First Midwest series C preferred stock;

•	“shareholders” refers to holders of shares of Old National common stock both prior to and following the completion of the merger; and
•	“stockholders” refers to holders of shares of First Midwest common stock.

Q:	Why am I receiving this joint proxy statement/prospectus?
A:
You are receiving this joint proxy statement/prospectus because Old National and First Midwest entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which Old National and First Midwest will merge (the “merger”) in a merger of equals transaction, with Old National as the surviving entity. Following the merger, First Midwest Bank and Old National Bank will merge (the “bank merger,” and together with the merger, the “mergers”), with Old National Bank as the surviving bank. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. In this joint proxy statement/prospectus, we refer to the closing of the transactions contemplated by the merger agreement as the “closing” and the date on which the closing occurs as the “closing date.”

In order to complete the merger, among other things:
•	Old National shareholders must approve and adopt the merger agreement (the “Old National merger proposal”); and
•	First Midwest stockholders must approve and adopt the merger agreement (the “First Midwest merger proposal”).
Old National is holding a special meeting of Old National shareholders (the “Old National special meeting”) to obtain approval of the Old National merger proposal.
Old National shareholders will also be asked to approve a proposal to approve an amendment to the Old National articles of incorporation to effect an increase in the number of authorized shares of Old National’s common stock from 300,000,000 to 600,000,000 (such amendment, the “Old National articles amendment” and such proposal, the “Old National articles amendment proposal”). The approval of the Old National articles amendment proposal is not a condition to the closing of the merger.
In addition, Old National shareholders will be asked to approve a proposal to adjourn the Old National special meeting to solicit additional proxies (i) if there are insufficient votes at the time of the Old National special meeting to approve the Old National merger proposal or the Old National articles amendment proposal or (ii) if adjournment is necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Old National shareholders (the “Old National adjournment proposal”).
First Midwest is holding a special meeting of First Midwest stockholders (the “First Midwest special meeting”) to obtain approval of the First Midwest merger proposal. Holders of First Midwest preferred stock and holders of depositary shares representing interests in the shares of First Midwest preferred stock are not entitled to and are not requested to vote at the First Midwest special meeting.
First Midwest stockholders will also be asked to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of First Midwest in connection with the transactions contemplated by the merger agreement (the “First Midwest compensation proposal”), and to approve a proposal to adjourn the First Midwest special meeting to solicit additional proxies (i) if there are insufficient votes at the time of the First Midwest special meeting to approve the First Midwest merger proposal or (ii) if adjournment is necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of First Midwest common stock (the “First Midwest adjournment proposal”).
This document is also a prospectus that is being delivered to holders of First Midwest common stock because, pursuant to the merger agreement, Old National is offering shares of Old National common stock to holders of First Midwest common stock.
This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the Old National and First Midwest special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What will happen in the merger?
A:
In the merger, Old National and First Midwest will merge, with Old National as the surviving entity. In the bank merger, which will occur following the merger, Old National Bank and First Midwest Bank will merge, with Old National Bank as the surviving bank.

Each share of First Midwest common stock issued and outstanding immediately prior to the effective time, except for shares of First Midwest common stock owned by First Midwest as treasury stock or owned by First Midwest or Old National (in each case, other than shares of First Midwest common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by First Midwest or Old National in respect of debts previously contracted), will be converted into the right to receive 1.1336 shares (the “exchange ratio”) of Old National common stock (the “merger consideration”).
In addition, each share of First Midwest series A preferred stock and each share of First Midwest series C preferred stock will be converted, respectively, into the right to receive one (1) share of the newly created series A and series C preferred stock of Old National having terms that are not materially less favorable than the corresponding series of the First Midwest preferred stock. Likewise, following the completion of the merger, each outstanding First Midwest depositary share representing a 1/40th interest in a share of the applicable series of First Midwest preferred stock will become an Old National depositary share and will represent a 1/40th interest in a share of the applicable series of new Old National preferred stock. The depositary shares representing a 1/40th interest in a share of First Midwest series A preferred stock and the depositary shares representing a 1/40th interest in a share of First Midwest series C preferred stock are currently listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “FMBIP” and “FMBIO,” respectively. The depositary shares representing a 1/40th interest in a share of Old National series A preferred stock and Old National series C preferred stock are expected to be listed on NASDAQ upon completion of the merger.
After completion of the merger, (i) First Midwest will no longer be a public company and will cease to exist, (ii) the First Midwest common stock and the First Midwest depositary shares will be delisted from NASDAQ and will cease to be publicly traded, and (iii) the First Midwest common stock and the First Midwest depositary shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Holders of Old National common stock will continue to own their existing shares of Old National common stock. See the information provided in the section entitled “The Merger Agreement—Structure of the Merger” beginning on page 104 and the merger agreement for more information about the merger.
Q:	When and where will each of the special meetings take place?
A:
The Old National special meeting will be held virtually via the internet on September 15, 2021 at 2:00 p.m., Central Time. In light of the ongoing developments related to the COVID-19 pandemic and to support the health and safety of our shareholders, employees and community, the Old National special meeting will be held in a virtual-only format conducted via live webcast. If you are a holder of record, you may attend the Old National special meeting by visiting www.virtualshareholdermeeting.com/ONB2021SM and entering the 16-digit control number that is printed on your proxy card. If you are not a shareholder, you will be able to attend the meeting by visiting www.virtualshareholdermeeting.com/ONB2021SM and registering as a guest. If you enter the meeting as a guest, you will not be able to vote or submit questions during the meeting. You may log in beginning at 1:45 p.m., Central Time, on September 15, 2021. The Old National special meeting will begin promptly at 2:00 p.m., Central Time. An archived copy of the webcast will also be available under the Investor Relations tab on the Company’s website at www.oldnational.com through September 14, 2022.

The First Midwest special meeting will be held at 8750 West Bryn Mawr Avenue, Chicago, Illinois 60631 on September 15, 2021 at 10:00 a.m., Central Time.
Even if you plan to attend your respective company’s special meeting, Old National and First Midwest recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting.

Q:	What matters will be considered at each of the special meetings?
A:	At the Old National special meeting, Old National shareholders will be asked to consider and vote on the following proposals:
•	Old National Proposal 1: The Old National merger proposal;
•	Old National Proposal 2: The Old National articles amendment proposal; and
•	Old National Proposal 3: The Old National adjournment proposal.
At the First Midwest special meeting, First Midwest stockholders will be asked to consider and vote on the following proposals:
•	First Midwest Proposal 1: The First Midwest merger proposal;
•	First Midwest Proposal 2: The First Midwest compensation proposal; and
•	First Midwest Proposal 3: The First Midwest adjournment proposal.
In order to complete the merger, among other things, Old National shareholders must approve the Old National merger proposal and First Midwest stockholders must approve the First Midwest merger proposal. None of the approvals of the Old National articles amendment proposal, the Old National adjournment proposal, the First Midwest compensation proposal or the First Midwest adjournment proposal is a condition to the obligations of Old National or First Midwest to complete the merger.
Q:	What will holders of First Midwest common stock receive in the merger?
A:
In the merger, holders of First Midwest common stock will receive 1.1336 shares of Old National common stock for each share of First Midwest common stock held immediately prior to the completion of the merger. Old National will not issue any fractional shares of Old National common stock in the merger. Holders of First Midwest common stock who would otherwise be entitled to a fractional share of Old National common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average closing-sale price per share of Old National common stock on NASDAQ for the consecutive period of five (5) full trading days ending on the day preceding the closing date by the fraction of a share (after taking into account all shares of First Midwest common stock held by such holder immediately prior to the completion of the merger and rounded to the nearest one-thousandth when expressed in decimal form) of Old National common stock that such stockholder would otherwise be entitled to receive.

Q:	What will holders of First Midwest depositary shares receive in the merger?
A:
In the merger, each outstanding First Midwest depositary share will become a new Old National depositary share and will represent a 1/40th interest in a share of the applicable series of new Old National preferred stock, which will have terms that are not materially less favorable than the corresponding series of the First Midwest preferred stock. Upon completion of the merger, Old National will assume the obligations of First Midwest under the applicable deposit agreements. For more information, see “Description of New Old National Preferred Stock” beginning on page 137.

Q:	What will holders of Old National common stock receive in the merger?
A:
In the merger, holders of Old National common stock will not receive any consideration, and their shares of Old National common stock will remain outstanding and will constitute shares of Old National following the merger. Following the merger, shares of Old National common stock will continue to be traded on NASDAQ.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?
A:
Yes. Although the number of shares of Old National common stock that First Midwest stockholders will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for Old National common stock. Any fluctuation in the market price of Old National common stock will change the value of the shares of Old National common stock that First Midwest stockholders will receive. Neither Old National nor First Midwest is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Old National common stock or First Midwest common stock.
Q:	How will the merger affect First Midwest equity awards?
A:
The merger agreement provides that, at the effective time, each award in respect of a share of First Midwest common stock subject to vesting, repurchase or other lapse restriction (each, a “First Midwest restricted stock award”) under the First Midwest stock plans (the “First Midwest stock plans”) that is outstanding, unvested and unsettled immediately prior to the effective time, other than any First Midwest performance shares (discussed below), will be assumed and converted into a restricted stock award of Old National common stock (each, an “Old National restricted stock award”) relating to a number of shares of Old National common stock equal to the number of shares of First Midwest restricted stock multiplied by the exchange ratio (rounded up to the nearest whole number). Except as specifically provided in the merger agreement, at and following the effective time, each such Old National restricted stock award will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest restricted stock award immediately prior to the effective time.

The merger agreement also provides that, at the effective time, each award of restricted stock units in respect of shares of First Midwest common stock granted under a First Midwest stock plan (each, a “First Midwest restricted stock unit award”) that is outstanding, unvested and unsettled immediately prior to the effective time, other than any First Midwest performance shares (discussed below), will be assumed and converted into an award of restricted stock units in respect of shares of Old National common stock (each, an “Old National restricted stock unit award”) equal to the number of First Midwest restricted stock unit awards multiplied by the exchange ratio (rounded up to the nearest whole number). Except as specifically provided in the merger agreement, at and following the effective time, each such Old National restricted stock unit award will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest restricted stock unit award immediately prior to the effective time.
The merger agreement also provides that, at the effective time, each award of performance shares in respect of shares of First Midwest common stock (each, a “First Midwest performance share award”) under the First Midwest stock plans that is outstanding, unvested and unsettled immediately prior to the effective time, will be assumed and converted into a time-based Old National restricted stock unit award. The number of shares of Old National common stock subject to each such Old National restricted stock unit award will be equal to the product of (i) the number of shares of First Midwest common stock subject to such First Midwest performance share award immediately prior to the effective time based on the higher of target performance and actual performance through the latest practicable date prior to the effective time as reasonably determined by the compensation committee of the First Midwest board of directors (the “First Midwest Compensation Committee”) consistent with past practice and in consultation with Old National, multiplied by (ii) the exchange ratio (rounded up to the nearest whole number). Except as specifically provided in the merger agreement, at and following the effective time, each such Old National restricted stock unit award will continue to be governed by the same terms and conditions (including service-based vesting terms, but excluding performance conditions, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest performance share award immediately prior to the effective time.
Except as specifically provided in the merger agreement, at the effective time, each hypothetical First Midwest common stock investment credited under the First Midwest Bancorp, Inc. Deferred Compensation Plan for Nonemployee Directors, the First Midwest Bancorp, Inc. Nonqualified Stock Option Gain Deferral Plan or the First Midwest Bancorp, Inc. Nonqualified Retirement Plan (a “First Midwest deemed stock investment”) that is unsettled immediately prior to the effective time will be assumed and converted into a hypothetical Old National common stock deemed investment (an “Old National deemed stock investment”). The number of shares of Old National common stock subject to each such Old National deemed stock investment will be equal to the product (rounded up to the nearest whole number) of (i) the number of shares of First Midwest common stock subject to such First Midwest deemed stock award immediately prior to the effective time, multiplied by (ii) the exchange ratio. Except as specifically provided in the merger agreement, at and following the effective time, each such Old National deemed stock investment will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest deemed stock investment immediately prior to the effective time.
Q:	How will the merger affect First Midwest’s 401(k) plan?
A:
The merger agreement provides that if requested by Old National in writing at least fifteen (15) business days prior to the effective time, First Midwest will cause First Midwest’s 401(k) plan to be terminated effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing. If Old National requests that First Midwest’s 401(k) plan be terminated, (i) First Midwest will provide Old National with evidence that such plan has been terminated (the form and substance of which will be subject to reasonable review and comment by Old National) not later than two (2) business days immediately preceding the effective time, and (ii) any continuing employees will be eligible to participate, effective as of the effective time, in a 401(k) plan sponsored or maintained by Old National or one of its subsidiaries. Old National and First Midwest will take any and all actions as may be required, including amendments to First Midwest’s 401(k) plan and/or Old National’s 401(k) plan, to permit the continuing employees to make rollover contributions to Old National’s 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of Internal Revenue Code of 1986, as amended (the “Code”)) from First Midwest’s 401(k) plan in the form of cash, notes (in the case of loans), or a combination thereof.

Q:	How does the Old National board of directors recommend that I vote at the Old National special meeting?
A:
The Old National board of directors unanimously recommends that you vote “FOR” the Old National merger proposal, “FOR” the Old National articles amendment proposal and “FOR” the Old National adjournment proposal.

In considering the recommendations of the Old National board of directors, Old National shareholders should be aware that Old National directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Old National shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of Certain Old National Directors and Executive Officers in the Merger” beginning on page 91.
Q:	How does the First Midwest board of directors recommend that I vote at the First Midwest special meeting?
A:
The First Midwest board of directors unanimously recommends that you vote “FOR” the First Midwest merger proposal, “FOR” the First Midwest compensation proposal and “FOR” the First Midwest adjournment proposal.

In considering the recommendations of the First Midwest board of directors, First Midwest stockholders should be aware that First Midwest directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of First Midwest stockholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of Certain First Midwest Directors and Executive Officers in the Merger” beginning on page 93.
Q:	Who is entitled to vote at the Old National special meeting?
A:
The record date for the Old National special meeting is July 21, 2021. All Old National shareholders who held shares at the close of business on the record date for the Old National special meeting are entitled to receive notice of, and to vote at, the Old National special meeting.

Each holder of Old National common stock is entitled to cast one (1) vote on each matter properly brought before the Old National special meeting for each share of Old National common stock that such holder owned of record as of the record date. As of July 21, 2021, there were 165,720,179 outstanding shares of Old National common stock.

Attendance at the special meeting is not required to vote. See below and the section entitled “The Old National Special Meeting—Proxies” beginning on page 40 for instructions on how to vote your shares of Old National common stock without attending the Old National special meeting.
Q:	Who is entitled to vote at the First Midwest special meeting?
A:
The record date for the First Midwest special meeting is July 21, 2021. All First Midwest stockholders who held shares at the close of business on the record date for the First Midwest special meeting are entitled to receive notice of, and to vote at, the First Midwest special meeting.

Each holder of First Midwest common stock is entitled to cast one (1) vote on each matter properly brought before the First Midwest special meeting for each share of First Midwest common stock that such holder owned of record as of the record date. As of July 21, 2021, there were 114,312,759 outstanding shares of First Midwest common stock.
Attendance at the special meeting is not required to vote. See below and the section entitled “The First Midwest Special Meeting—Proxies” beginning on page 40 for instructions on how to vote your shares of First Midwest common stock without attending the First Midwest special meeting.
Q:	What constitutes a quorum for the Old National special meeting?
A:
The presence at the Old National special meeting, virtually or by proxy, of holders of a majority of the outstanding shares of Old National common stock entitled to vote at the Old National special meeting will constitute a quorum for the transaction of business at the Old National special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What constitutes a quorum for the First Midwest special meeting?
A:
The presence at the First Midwest special meeting, in person or by proxy, of holders of a majority of the outstanding shares of First Midwest common stock entitled to vote at the First Midwest special meeting will constitute a quorum for the transaction of business at the First Midwest special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What vote is required for the approval of each proposal at the Old National special meeting?
A:	Old National Proposal 1: Old National merger proposal. Approval of the Old National merger proposal requires the affirmative vote of a majority of the outstanding shares of Old National common stock.
Old National Proposal 2: Old National articles amendment proposal. Approval of the Old National articles amendment proposal requires the affirmative vote of a majority of the shares of Old National common stock having voting power present virtually or represented by proxy at the Old National special meeting.
Old National Proposal 3: Old National adjournment proposal. Whether or not a quorum will be present at the meeting, approval of the Old National adjournment proposal requires the affirmative vote of a majority of the shares of Old National common stock having voting power present virtually or represented by proxy at the Old National special meeting.
Q:	What vote is required for the approval of each proposal at the First Midwest special meeting?
A:
First Midwest Proposal 1: First Midwest merger proposal. Approval of the First Midwest merger proposal requires the affirmative vote of a majority of the outstanding shares of First Midwest common stock.

First Midwest Proposal 2: First Midwest compensation proposal. Approval, on an advisory (non-binding) basis, of the First Midwest compensation proposal requires the affirmative vote of a majority of the shares of First Midwest common stock in attendance at the First Midwest special meeting or represented by proxy at the First Midwest special meeting.
First Midwest Proposal 3: First Midwest adjournment proposal. Whether or not a quorum will be present at the meeting, approval of the First Midwest adjournment proposal requires the affirmative vote of a majority of the shares of First Midwest common stock in attendance at the First Midwest special meeting or represented by proxy at the First Midwest special meeting.

Q:
Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, merger-related compensation arrangements for the First Midwest named executive officers (i.e., the First Midwest compensation proposal)?

A:
Under Securities and Exchange Commission (“SEC”) rules, First Midwest is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to First Midwest’s named executive officers that is based on or otherwise relates to the merger or “golden parachute” compensation.

Q:
What happens if First Midwest stockholders do not approve, by non-binding, advisory vote, merger-related compensation arrangements for First Midwest named executive officers (i.e., the First Midwest compensation proposal)?

A:
The vote on the proposal to approve the merger-related compensation arrangements for each of First Midwest’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the First Midwest special meeting. Because the votes on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon Old National or First Midwest before or following the merger. Accordingly, the merger-related compensation will be paid to First Midwest’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if First Midwest stockholders do not approve the proposal to approve the merger-related executive compensation.

Q:	What if I hold shares in both Old National and First Midwest?
A:
If you hold shares of both Old National common stock and First Midwest common stock, you will receive separate packages of proxy materials. A vote cast as an Old National shareholder will not count as a vote cast as a First Midwest stockholder, and a vote cast as a First Midwest stockholder will not count as a vote cast as an Old National shareholder. Therefore, please submit separate proxies for your shares of Old National common stock and your shares of First Midwest common stock.

Q:	How can I attend, ask questions at and vote at the Old National special meeting or the First Midwest special meeting?
A:
Record Holders. If you hold shares directly in your name as the holder of record of Old National or First Midwest common stock, you are a “record holder” and your shares may be voted at the Old National special meeting or the First Midwest special meeting, as applicable, by you. You may vote at the respective special meeting or vote by submitting a proxy. If you choose to vote your shares virtually at the Old National special meeting via the Old National special meeting website, you will need the control number for the Old National special meeting, as described below.

Beneficial Owners. If you hold shares in a brokerage or other account in “street name,” you are a “beneficial owner” and your shares may be voted at the Old National special meeting or the First Midwest special meeting, as applicable, by you as described below. You should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide your broker, bank or nominee with instructions on how to vote your shares or, if you choose to vote in person at the First Midwest special meeting, you must obtain a signed legal proxy from your bank, broker or nominee giving you the right to vote the shares. If you choose to vote your shares virtually at the Old National special meeting via the Old National special meeting website, you will need the control number for the Old National special meeting, as described below.
Old National special meeting. If you are a record holder of Old National common stock, you will be able to attend the Old National special meeting online, ask questions at and vote during the meeting by visiting www.virtualshareholdermeeting.com/ONB2021SM and following the instructions. Please have your 16-digit control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner, you also will be able to attend the Old National special meeting online, ask questions at and vote during the meeting by visiting www.virtualshareholdermeeting.com/ONB2021SM and following the instructions. Please have your 16-digit control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please review this information prior to the Old National special meeting to ensure you have access.

Old National encourages its shareholders to visit the meeting website above in advance of the Old National special meeting to familiarize themselves with the online access process. The virtual Old National special meeting platform is fully supported across browsers and devices that are equipped with the most updated version of applicable software and plugins. Old National shareholders should verify their internet connection prior to the Old National special meeting. Technical support information is provided on the sign-in page for all shareholders. If you have difficulty accessing the virtual Old National special meeting during check-in or during the meeting, please contact technical support as indicated on the Old National special meeting sign-in page. Old National shareholders will have substantially the same opportunities to participate in the virtual Old National special meeting as they would have at a physical, in-person meeting. Old National shareholders as of the record date will be able to attend, vote, examine the shareholder list, and submit questions during a portion of the meeting via the online platform.
First Midwest special meeting. You are entitled to attend, ask questions at and vote at the First Midwest special meeting only if you are a record holder or beneficial owner, or you hold a valid proxy for the First Midwest special meeting. If you are a record holder, you must bring an acceptable form of identification, such as a valid driver’s license, in order to attend the First Midwest special meeting in person. If you hold shares in “street name” and would like to attend the First Midwest special meeting, you also will need to bring an account statement and a legal proxy form from the broker, or other acceptable evidence of ownership of First Midwest common stock as of the close of business on the First Midwest record date.
Even if you plan to attend the Old National special meeting or the First Midwest special meeting, Old National and First Midwest recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.
Additional information on attending the special meetings can be found under the section entitled “The Old National Special Meeting—Attending the Virtual Special Meeting” on page 39 and under the section entitled “The First Midwest Special Meeting—Attending the Special Meeting” on page 47.
Q:	How can I vote my shares without attending my respective special meeting?
A:
Whether you hold your shares directly as the holder of record of Old National common stock or First Midwest common stock or beneficially in “street name,” you may direct your vote by proxy without attending the Old National special meeting or the First Midwest special meeting, as applicable.

If you are a record holder of Old National common stock or First Midwest common stock, you can vote your shares by proxy over the internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name” as a beneficial owner of Old National common stock or First Midwest common stock, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
Additional information on voting procedures can be found under the section entitled “The Old National Special Meeting—Attending the Virtual Special Meeting” on page 39 and under the section entitled “The First Midwest Special Meeting—Attending the Special Meeting” on page 47.
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this document, please vote as soon as possible. If you hold shares of Old National common stock or First Midwest common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:	If I am a beneficial owner with my shares held in “street name” by a bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?
A:
No. Your bank, broker, trustee or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting instruction form used by your bank, broker, trustee or other nominee.

Q:	What is a “broker non-vote”?
A:
Banks, brokers and other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at each of the Old National special meeting and the First Midwest special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Old National special meeting or the First Midwest special meeting. If your bank, broker, trustee or other nominee holds your shares of Old National common stock or First Midwest common stock in “street name,” such entity will vote your shares of Old National common stock or First Midwest common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
If you are a beneficial owner of Old National common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of Old National common stock:
•
Old National merger proposal: your bank, broker, trustee or other nominee may not vote your shares on the Old National merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;

•
Old National articles amendment proposal: your bank, broker, trustee or other nominee may not vote your shares on the Old National articles amendment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and

•
Old National adjournment proposal: your bank, broker, trustee or other nominee may not vote your shares on the Old National adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

If you are a beneficial owner of First Midwest common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of First Midwest common stock:
•
First Midwest merger proposal: your bank, broker, trustee or other nominee may not vote your shares on the First Midwest merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;

•
First Midwest compensation proposal: your bank, broker, trustee or other nominee may not vote your shares on the First Midwest compensation proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and

•
First Midwest adjournment proposal: your bank, broker, trustee or other nominee may not vote your shares on the First Midwest adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

Q:	What if I fail to vote or abstain?
A:
For purposes of the Old National special meeting, an abstention occurs when an Old National shareholder attends the Old National special meeting and does not vote or returns a proxy with an “abstain” instruction.

•
Old National merger proposal: An abstention will have the same effect as a vote “AGAINST” the Old National merger proposal. If an Old National shareholder is not present at the Old National special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the Old National merger proposal.

•
Old National articles amendment proposal: An abstention will have the same effect as a vote “AGAINST” the Old National articles amendment proposal. If an Old National shareholder is not present at the Old National special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal.

•
Old National adjournment proposal: An abstention will have the same effect as a vote “AGAINST” the Old National adjournment proposal. If an Old National shareholder is not present at the Old National special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal.

For purposes of the First Midwest special meeting, an abstention occurs when a First Midwest stockholder attends the First Midwest special meeting and does not vote or returns a proxy with an “abstain” instruction.
•
First Midwest merger proposal: An abstention will have the same effect as a vote “AGAINST” the First Midwest merger proposal. If a First Midwest stockholder is not present at the First Midwest special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the First Midwest merger proposal.

•
First Midwest compensation proposal: An abstention will have the same effect as a vote “AGAINST” the First Midwest compensation proposal. If a First Midwest stockholder is not present at the First Midwest special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal.

•
First Midwest adjournment proposal: An abstention will have the same effect as a vote “AGAINST” the First Midwest adjournment proposal. If a First Midwest stockholder is not present at the First Midwest special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal.

Q:	Why is my vote important?
A:
If you do not vote, it will be more difficult for Old National or First Midwest to obtain the necessary quorum to hold its special meeting and to obtain the shareholder and stockholder approval that each of its board of directors is recommending and seeking. The Old National merger proposal must be approved by the affirmative vote of a majority of the outstanding shares of Old National common stock. The First Midwest merger proposal must be approved by the affirmative vote of a majority of the outstanding shares of First Midwest common stock. Your failure to submit a proxy or vote at your respective special meeting, or failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote “AGAINST” the Old National merger proposal and the First Midwest merger proposal, as applicable.

The Old National board of directors and the First Midwest board of directors unanimously recommend that you vote “FOR” the Old National merger proposal and “FOR” the First Midwest merger proposal, respectively, and “FOR” the other proposals to be considered at the Old National special meeting and the First Midwest special meeting, respectively.
Q:	What will happen if I return my proxy card without indicating how to vote?
A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Old National common stock represented by your proxy will be voted as recommended by the Old National board of directors with respect to such proposals, or the shares of First Midwest common stock represented by your proxy will be voted as recommended by the First Midwest board of directors with respect to such proposals, as the case may be.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?
A:
If you directly hold shares of Old National common stock or First Midwest common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:

•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of Old National or First Midwest, as applicable;
•	signing and returning a proxy card with a later date;
•	attending the special meeting and voting at the special meeting; or
•	voting by telephone or the internet at a later time.
If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•	contacting your bank, broker, trustee or other nominee; or
•
attending the special meeting and voting your shares pursuant to the voting instructions provided by your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee for further instructions.

Q:	Will Old National be required to submit the Old National merger proposal to its shareholders even if the Old National board of directors has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the Old National special meeting, Old National is required to submit the Old National merger proposal to its shareholders even if the Old National board of directors has withdrawn, modified or qualified its recommendation in favor of the merger.

Q:	Will First Midwest be required to submit the First Midwest merger proposal to its stockholders even if the First Midwest board of directors has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the First Midwest special meeting, First Midwest is required to submit the First Midwest merger proposal to its stockholders even if the First Midwest board of directors has withdrawn, modified or qualified its recommendation in favor of the merger.

Q:	Are holders of Old National common stock entitled to dissenters’ rights?
A:
No. Holders of Old National common stock are not entitled to dissenters’ rights under the Indiana Business Corporation Law (the “IBCL”). For more information, see the section entitled “Comparison of the Rights of Holders of Old National Common Stock and Holders of First Midwest Common Stock—Appraisal or Dissenters’ Rights” beginning on page 160.

Q:	Are holders of First Midwest common stock or First Midwest depositary shares and the related First Midwest preferred stock entitled to appraisal rights?
A:
No. Holders of First Midwest common stock and holders of First Midwest depositary shares and the related First Midwest preferred stock are not entitled to appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”). For more information, see the section entitled “Comparison of the Rights of Holders of Old National Common Stock and Holders of First Midwest Common Stock—Appraisal or Dissenters’ Rights” beginning on page 160.

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the Old National merger proposal, the First Midwest merger proposal, or the other proposals to be considered at the Old National special meeting and the First Midwest special meeting, respectively?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 29. You also should read and carefully consider the risk factors of Old National and First Midwest contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the merger to holders of First Midwest common stock and First Midwest preferred stock?
A:
The merger has been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of Old National and First Midwest receives a legal opinion to the effect that the merger will so qualify. Accordingly, holders of First Midwest common stock and First Midwest preferred stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their First Midwest common stock for Old National common stock and First Midwest preferred stock for new Old National preferred stock, as applicable, in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Old National common stock. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 122.

Q:	When is the merger expected to be completed?
A:
Neither Old National nor First Midwest can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. First Midwest must obtain the approval of First Midwest stockholders for the First Midwest merger proposal, and Old National must obtain the approval of Old National shareholders for the Old National merger proposal. Old National and First Midwest must also obtain necessary regulatory approvals and satisfy certain other closing conditions. Old National and First Midwest expect the merger to be completed promptly once Old National and First Midwest have obtained their respective shareholders’ and stockholders’ approvals noted above, have obtained necessary regulatory approvals, and have satisfied certain other closing conditions.

Q:	What are the conditions to complete the merger?
A:
The obligations of Old National and First Midwest to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition, the receipt of certain tax opinions, approval by Old National shareholders of the Old National merger proposal and approval by First Midwest stockholders of the First Midwest merger proposal. For more information, see “The Merger Agreement—Conditions to Complete the Merger” beginning on page 118.

Q:	What happens if the merger is not completed?
A:
If the merger is not completed, holders of First Midwest common stock will not receive any consideration for their shares of First Midwest common stock in connection with the merger. Instead, First Midwest will remain an independent public company, First Midwest common stock and First Midwest depositary shares will continue to be listed and traded on NASDAQ, and Old National will not complete the issuance of shares of new Old National preferred stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $97 million will be payable by either Old National or First Midwest, as applicable. See “The Merger Agreement—Termination Fee” beginning on page 120 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:	What happens if I sell my shares after the applicable record date but before my company’s special meeting?
A:
Each of the Old National and First Midwest record date is earlier than the date of the Old National special meeting and the First Midwest special meeting, as applicable, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Old National common stock or First Midwest common stock, as applicable, after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to the First Midwest common stock, you will not have the right to receive the merger consideration to be received by First Midwest stockholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of First Midwest common stock through the completion of the merger.
Q:	Should I send in my stock certificates now?
A:
No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent designated by Old National and mutually acceptable to First Midwest (the “exchange agent”) will send you instructions for exchanging First Midwest stock certificates for the consideration to be received in the merger. See “The Merger Agreement—Exchange of Shares” beginning on page 106.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?
A:
If you are a beneficial owner and hold shares of Old National common stock or First Midwest common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of Old National common stock or First Midwest common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Old National common stock or First Midwest common stock are voted.
Beneficial Owners. For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.
Q:	Who can help answer my questions?
A:
Old National shareholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Old National’s proxy solicitor, Georgeson LLC.

First Midwest stockholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact First Midwest’s proxy solicitor, Georgeson LLC.
Q:	Where can I find more information about Old National and First Midwest?
A:	You can find more information about Old National and First Midwest from the various sources described under “Where You Can Find More Information” beginning on page 166.
Q:	What is householding and how does it affect me?
A:
The SEC permits companies to send a single set of proxy materials to any household at which two (2) or more shareholders or stockholders reside, unless contrary instructions have been received, but only if the applicable shareholders provide advance notice and follow certain procedures. In such cases, each shareholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for beneficial owners of Old National common stock and First Midwest common stock, as applicable, held through brokerage firms. If your family has multiple accounts holding Old National common stock or First Midwest common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about Old National and First Midwest into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 166 of this joint proxy statement/prospectus.
Information About the Companies (page 53)
Old National
Old National is an Indiana corporation incorporated in 1982 and is a financial holding company. Through its wholly owned banking subsidiary, Old National Bank, Old National provides a wide range of services, including commercial and consumer loan and depository services, private banking, brokerage, trust, investment advisory, and other traditional banking services.
Old National’s principal subsidiary, Old National Bank, was founded in 1834 and is the oldest company in Evansville, Indiana. In 1982, Old National was formed and in 2001, it became a financial holding company. Old National is currently the largest financial holding company headquartered in the state of Indiana with consolidated assets of $23.7 billion as of June 30, 2021. Old National Bank operates 162 banking centers located primarily in Indiana, Kentucky, Michigan, Minnesota and Wisconsin. Each of the banking centers of Old National Bank provides a group of similar community banking services, including such products and services as commercial, real estate and consumer loans, time deposits, checking and savings accounts, cash management, brokerage, trust, and investment advisory services. The individual banking centers located throughout Old National’s Midwest footprint have similar operating and economic characteristics.
Old National’s common stock is traded on NASDAQ under the symbol “ONB.” The principal executive offices of Old National are located at One Main Street, Evansville, Indiana 47708, and its telephone number is (800) 731-2265.
First Midwest
First Midwest is a Delaware corporation incorporated in 1982 and headquartered in Chicago, Illinois and is registered under the Bank Holding Company Act of 1956, as amended. First Midwest maintains a philosophy that focuses on helping its customers achieve financial success through its longstanding commitment to delivering highly personalized service. First Midwest has grown and expanded its market footprint by opening new locations, growing existing locations, enhancing its internet and mobile capabilities, and acquiring financial institutions, branches, and non-banking organizations.
First Midwest’s principal subsidiary, First Midwest Bank, is an Illinois state-chartered bank that, through its predecessors, has provided banking services for over 80 years. First Midwest Bank provides a full range of commercial, treasury management, equipment leasing, consumer, wealth management, trust, and private banking products and services through 108 banking locations in metropolitan Chicago, southeast Wisconsin, northwest Indiana, central and western Illinois, eastern Iowa, and other markets in the Midwest.
First Midwest’s common stock is traded on NASDAQ under the symbol “FMBI”; the depositary shares representing a 1/40th interest in a share of First Midwest’s series A preferred stock are traded on NASDAQ under the symbol “FMBIP” and the depositary shares representing a 1/40th interest in a share of First Midwest’s series C preferred stock are traded on NASDAQ under the symbol “FMBIO.” The principal executive offices of First Midwest are located at 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631, and its telephone number is (708) 831-7483.
Recent Developments (page 53)
On July 20, 2021, Old National announced its unaudited preliminary financial results for the quarter ended June 30, 2021. On July 20, 2021, First Midwest announced its unaudited preliminary financial results for the quarter ended June 30, 2021. For more information, see “Information About the Companies—Recent Developments” beginning on page 53.

The Merger and the Merger Agreement (pages 56 and 104)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.
Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, Old National and First Midwest will merge, with Old National as the surviving entity. The merger agreement further provides that following the merger, the bank merger will occur in which First Midwest Bank and Old National Bank will merge, with Old National Bank as the surviving bank. Following the merger, First Midwest common stock and First Midwest depositary shares will be delisted from NASDAQ, deregistered under the Exchange Act and will cease to be publicly traded.
Merger Consideration (page 105)
Each share of First Midwest common stock issued and outstanding immediately prior to the effective time, except for certain shares owned by Old National or First Midwest, will be converted into the right to receive 1.1336 shares of Old National common stock. First Midwest stockholders who would otherwise be entitled to a fraction of a share of Old National common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Old National closing share value.
Old National common stock is listed on NASDAQ under the symbol “ONB,” and First Midwest common stock is listed on NASDAQ under the symbol “FMBI.” The following table shows the closing sale prices of Old National common stock and First Midwest common stock as reported on NASDAQ, on May 28, 2021, the last trading day before the public announcement of the merger agreement, and on July 22, 2021, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of First Midwest common stock, which was calculated by multiplying the closing price of Old National common stock on those dates by the exchange ratio of 1.1336.
	Old National Common Stock	First Midwest Common Stock	Implied Value of One Share of First Midwest Common Stock
May 28, 2021	$19.05	$20.93	$21.60
July 22, 2021	$15.92	$17.59	$18.05
For more information on the exchange ratio, see the section entitled “The Merger—Terms of the Merger” beginning on page 56 and “The Merger Agreement—Merger Consideration” beginning on page 105.
Treatment of First Midwest Preferred Stock and First Midwest Depositary Shares (page 103)
In the merger, each share of First Midwest preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of new Old National preferred stock. Likewise, following the completion of the merger, each outstanding First Midwest depositary share representing a 1/40th interest in a share of the applicable series of First Midwest preferred stock will become an Old National depositary share and will represent a 1/40th interest in a share of the applicable series of new Old National preferred stock. For more information, see the sections entitled “Description of New Old National Preferred Stock” beginning on page 137 and “Description of New Old National Depositary Shares” beginning on page 147.
Treatment of First Midwest Equity Awards (page 105)
The merger agreement provides that, at the effective time, each award in respect of a First Midwest restricted stock under the First Midwest stock plans that is outstanding, unvested and unsettled immediately prior to the effective time, other than any First Midwest performance shares (discussed below), will be assumed and converted into a number of Old National restricted stock relating to a number of shares of Old National common stock equal to the number of First Midwest restricted stock multiplied by the exchange ratio (rounded up to the nearest whole number). Except as specifically provided in the merger agreement, at and following the effective time, each such Old National restricted stock will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest restricted stock immediately prior to the effective time.
The merger agreement also provides that, at the effective time, each First Midwest restricted stock unit that is outstanding, unvested and unsettled immediately prior to the effective time, other than any First Midwest performance shares (discussed below), will be assumed and converted into a number of Old National restricted stock units equal to the number of First Midwest restricted stock units multiplied by the exchange ratio (rounded up to the nearest whole number). Except as specifically provided in the merger agreement, at and following the effective time, each such Old National restricted stock unit will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest restricted stock unit immediately prior to the effective time.
The merger agreement also provides that, at the effective time, each First Midwest performance share under the First Midwest stock plans that is outstanding, unvested and unsettled immediately prior to the effective time, will be assumed and converted into a time-based Old National restricted stock unit. The number of shares of Old National common stock subject to each such Old National restricted stock unit will be equal to the product of (i) the number of shares of First Midwest common stock subject to such First Midwest performance share immediately prior to the effective time based on the higher of target performance and actual performance through the latest practicable date prior to the effective time as reasonably determined by the First Midwest Compensation Committee consistent with past practice and in consultation with Old National, multiplied by (ii) the exchange ratio (rounded up to the nearest whole number). Except as specifically provided in the merger agreement, at and following the effective time, each such Old National restricted stock unit will continue to be governed by the same terms and conditions (including service-based vesting terms but excluding performance conditions, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest performance share immediately prior to the effective time.
At the effective time, except as specifically provided in the merger agreement, each First Midwest deemed stock investment that is unsettled immediately prior to the effective time will be assumed and converted into an Old National deemed stock investment. The number of shares of Old National common stock subject to each such Old National deemed stock investment will be equal to the product (rounded up to the nearest whole number) of (i) the number of shares of First Midwest common stock subject to such First Midwest deemed stock award immediately prior to the effective time, multiplied by (ii) the exchange ratio. Except as specifically provided in the merger agreement, at and following the effective time, each such Old National deemed stock investment will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest deemed stock investment immediately prior to the effective time.
For more information see “The Merger Agreement—Treatment of First Midwest Equity Awards” beginning on page 105.
Material U.S. Federal Income Tax Consequences of the Merger (page 122)
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of Old National and First Midwest to complete the merger that each of Old National and First Midwest receives a legal opinion to that effect. Accordingly, assuming the receipt and accuracy of these opinions, a holder who receives solely shares of Old National common stock (or receives Old National common stock and cash solely in lieu of a fractional share) or new Old National preferred stock, as applicable, in exchange for shares of First Midwest common stock or First Midwest preferred stock, as applicable, in the merger generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of Old National common stock.
For more detailed information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 122.

The United States federal income tax consequences described above may not apply to all holders of First Midwest common stock or First Midwest preferred stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.
Old National’s Reasons for the Merger; Recommendation of Old National’s Board of Directors (page 64)
After careful consideration, the Old National board of directors, at a special meeting held on May 29, 2021, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger and the Old National articles and bylaw amendments, are advisable and in the best interests of Old National and its shareholders, (ii) approved and adopted the merger agreement and the Old National articles and bylaw amendments and (iii) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger and the Old National articles and bylaw amendments. Accordingly, the Old National board of directors unanimously recommends that Old National shareholders vote “FOR” the approval of the Old National merger proposal and “FOR” the other proposals presented at the Old National special meeting. For a more detailed discussion of the Old National board of directors’ recommendation, see “The Merger—Old National’s Reasons for the Merger; Recommendation of Old National’s Board of Directors” beginning on page 64.
Opinion of Old National’s Financial Advisor (page 67)
In connection with the merger, Old National’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated May 29, 2021, to the Old National board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Old National of the exchange ratio in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex C to this document. The opinion was for the information of, and was directed to, the Old National board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion does not address the underlying business decision of Old National to engage in the merger or enter into the merger agreement or constitute a recommendation to the Old National board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Old National common stock or any shareholder or stockholder of any other entity as to how to vote or act in connection with the merger or any other matter.
For more information, see “The Merger—Opinion of Old National’s Financial Advisor” beginning on page 67 and Annex C to this joint proxy statement/prospectus.
First Midwest’s Reasons for the Merger; Recommendation of First Midwest’s Board of Directors (page 76)
After careful consideration, the First Midwest board, at a special meeting held on May 30, 2021, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of First Midwest and its stockholders, (ii) approved and adopted the merger agreement and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. Accordingly, the First Midwest board unanimously recommends that the holders of First Midwest common stock vote “FOR” the First Midwest merger proposal and “FOR” the other proposals presented at the First Midwest special meeting. For a more detailed discussion of the First Midwest board of directors’ recommendation, see “The Merger—First Midwest’s Reasons for the Merger; Recommendation of First Midwest’s Board of Directors” beginning on page 76.
Opinion of First Midwest’s Financial Advisor (page 80)
Pursuant to an engagement letter, First Midwest retained J.P. Morgan Securities LLC (“J.P. Morgan”) as its financial advisor in connection with the proposed merger.
At the meeting of the First Midwest board of directors on May 30, 2021, J.P. Morgan rendered its oral opinion, subsequently confirmed in J.P. Morgan’s written opinion dated as of May 30, 2021, to the First Midwest board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of First Midwest common stock.

The full text of the written opinion of J.P. Morgan, dated as of May 30, 2021, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Holders of First Midwest common stock are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the First Midwest board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the exchange ratio in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of First Midwest preferred stock or any other holders of any class of securities, creditors or other constituencies of First Midwest or as to the underlying decision by First Midwest to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of First Midwest as to how such stockholder should vote with respect to the proposed merger or any other matter.
For more information, see “The Merger—Opinion of First Midwest’s Financial Advisor” beginning on page 80 and Annex D to this joint proxy statement/prospectus.
Interests of Certain Old National Directors and Executive Officers in the Merger (page 91)
In considering the recommendation of Old National’s board of directors with respect to the merger, Old National’s shareholders should be aware that the directors and executive officers of Old National have certain interests in the merger that may be different from, or in addition to, the interests of Old National’s shareholders generally. These interests include, among others, the following:
•
each of Messrs. Ryan and Sandgren entered into letter agreements with Old National, in each case amending their employment agreements with Old National, waiving any right to claim that the merger constitutes a change in control under their respective employment agreements, and pursuant to which Messrs. Ryan and Sandgren will be granted integration awards in the form of performance shares that will vest upon the combined company achieving certain estimated cost savings from the merger;

•
in connection with the merger, Old National and First Midwest may establish a cash retention program and grant integration awards to promote retention and to incentivize efforts to consummate the transactions contemplated by the merger agreement and effectuate integration and conversion. Old National’s executive officers may be eligible to receive such integration awards;

•
in connection with the merger, Old National may enter into agreements with the executive officers of Old National, other than Messrs. Ryan and Sandgren, regarding their continued employment with or termination of employment from Old National or one (1) or more of its affiliates following the effective time and the compensation and benefits that they would be eligible to receive with respect to such service or termination;

•
in connection with the merger, Old National is permitted to take action to provide that the performance goals applicable to Old National performance equity awards in respect of the portion of the performance year elapsed prior to the effective time will be deemed satisfied at the greater of the target and actual level of performance through the latest practicable date prior to the effective time, or to adjust performance goals to take into account the effect of the merger; and

•
at the effective time, certain Old National directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company. See “The Merger—Interests of Certain Old National Directors and Executive Officers in the Merger—Membership on the Board of Directors” beginning on page 93.

Old National’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Old National’s shareholders vote to approve the merger proposal. For more information, see “The Merger—Background of the Merger” beginning on page 56 and “The Merger—Old National’s Reasons for the Merger; Recommendation of Old National’s Board of Directors” beginning on page 64. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger—Interests of Certain Old National Directors and Executive Officers in the Merger” beginning on page 91.

Interests of Certain First Midwest Directors and Executive Officers in the Merger (page 93)
In considering the recommendation of First Midwest’s board of directors with respect to the merger, First Midwest’s stockholders should be aware that the directors and executive officers of First Midwest have certain interests in the merger that may be different from, or in addition to, the interests of First Midwest’s stockholders generally. These interests include, among others, the following:
•
First Midwest’s equity awards will be converted into equity awards of Old National based on the exchange ratio (with any applicable performance goals deemed satisfied at the greater of the target and actual level of performance through the effective time). Each hypothetical First Midwest common stock investment credited under the First Midwest Bancorp, Inc. Deferred Compensation Plan for Nonemployee Directors, the First Midwest Bancorp, Inc. Nonqualified Stock Option Gain Deferral Plan or the First Midwest Bancorp, Inc. Nonqualified Retirement Plan that is unsettled immediately prior to the effective time will be assumed and converted into a hypothetical Old National common stock deemed investment. Following the effective time, each converted First Midwest equity award will continue to be governed by the same terms and conditions as were applicable to such awards immediately prior to the effective time (including service-based vesting terms, but not performance conditions, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement). See “The Merger Agreement—Treatment of First Midwest’s Equity Awards” beginning on page 105;

•
each First Midwest executive officer is party to an employment agreement with First Midwest that provides that if such executive officer’s employment is terminated by First Midwest without cause or due to disability, or if the executive officer terminates his or her employment for good reason, after a change in control (for some executives, within two (2) years following a change in control) such executive officer will be entitled to cash severance benefits and, in certain instances, medical benefits coverage at First Midwest’s expense, although the letter agreements between First Midwest and each of Messrs. Scudder and Sander amend their respective legacy First Midwest agreements;

•
each of Messrs. Scudder and Sander has entered into a letter agreement with First Midwest, in each case amending their respective legacy employment agreements with First Midwest discussed in the preceding paragraph to set forth the terms of the executive’s post-closing service with Old National, including with respect to retention awards, revised restrictive covenant obligations in exchange for certain compensation and benefits after the effective time and certain severance benefits and rights to equity acceleration;

•
in connection with the merger, Old National and First Midwest may establish a cash retention program and grant integration awards to promote retention and to incentivize efforts to consummate the transactions contemplated by the merger agreement and effectuate integration and conversion. First Midwest’s executive officers (including First Midwest’s named executive officers) may be eligible to receive such integration awards;

•
pursuant to the terms of the merger agreement, First Midwest’s directors and executive officers are entitled to continued indemnification and insurance coverage. See “The Merger—Interests of Certain First Midwest Directors and Executive Officers in the Merger—Indemnification; and Directors’ and Officers’ Insurance” beginning on page 97; and

•
at the effective time, certain First Midwest directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company. See “The Merger—Interests of Certain First Midwest Directors and Executive Officers in the Merger—Membership of the Board of Directors of Old National and Old National Bank” beginning on page 97.

First Midwest’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation that First Midwest’s stockholders vote to approve the merger proposal. For more information, see “The Merger—Background of the Merger” beginning on page 56 and “The Merger—First Midwest’s Reasons for the Merger; Recommendation of First Midwest’s Board of Directors” beginning on page 76. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger—Interests of Certain First Midwest Directors and Executive Officers in the Merger” beginning on page 93.

Governance of the Combined Company After the Merger (page 99)
Boards of Directors and Committees of the Combined Company and the Combined Bank
The merger agreement, or an amendment to Old National’s bylaws, which will be made in connection with the merger and will be effective for a period of three (3) years and which we refer to as the “Old National bylaw amendment,” provides for certain arrangements related to the boards of directors of Old National and Old National Bank after the merger that are described below. These arrangements can be amended or rescinded by the board of directors of Old National with a seventy-five percent (75%) vote of the entire board of directors of Old National. The Old National bylaw amendment is set forth in Exhibit B to the merger agreement, which is attached as Annex A.
At the effective time of the merger, the board of directors of Old National will be comprised of sixteen (16) directors, of which eight (8) will be former members of the board of directors of First Midwest designated by First Midwest (the “legacy First Midwest directors”), including Michael L. Scudder, and eight (8) will be former members of the board of directors of Old National designated by Old National (the “legacy Old National directors”), including James C. Ryan, III. In addition, Rebecca S. Skillman (or another independent member from the board of directors of Old National, designated by Old National) will serve as the lead independent director of the board of the directors of Old National. For a three (3)-year period after the effective time of the merger, if a legacy First Midwest director or a successor to a legacy First Midwest director leaves the board of directors the remaining legacy First Midwest directors may select the successor to such departing director. Similarly, for a three (3)-year period after the effective time of the merger, if a legacy Old National director or a successor to a legacy Old National director leaves the board of directors the remaining legacy Old National directors may select the successor to such departing director.
During the three (3)-year period following the effective time of the merger and thereafter, the Old National board of directors will maintain the following standing committees: an Executive Committee, an Audit Committee, a Talent Development and Compensation Committee, a Corporate Governance and Nominating Committee, an Enterprise Risk Committee, and a Culture, Community and Social Responsibility Committee. During such three (3)-year period, the Old National board of directors may, by resolution (which will require the affirmative vote of at least seventy-five percent (75%) of the Old National board of directors), establish any committees not expressly contemplated by the Old National bylaw amendment that is composed of directors as they may determine to be necessary or appropriate for the conduct of business of Old National and may prescribe the composition, duties and procedures of such committees.
During the three (3)-year period following the effective time of the merger, each committee of the Old National board of directors will (i) have at least four (4) members, (ii) have an even number of members and (iii) be composed of fifty percent (50%) legacy Old National directors and fifty percent (50%) legacy First Midwest directors (subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under NASDAQ rules (or rules of the primary stock exchange on which Old National common stock is then listed).
During the three (3)-year period following the effective time of the merger, the Chair of the Executive Committee will be the Chairman of the Old National board of directors and the Chair of the Corporate Governance and Nominating Committee will be the lead independent director. The Chair positions of all other standing committees specifically identified above will be held so that fifty percent (50%) are held by legacy First Midwest directors and fifty percent (50%) are held by legacy Old National directors.
At the effective time of the merger, the members of the board of directors of Old National Bank will exclusively include persons who are then officers of Old National Bank and members of the management operating committee of Old National Bank, and the Old National Bank Board of Directors shall exercise the scope of its authority and operate in a manner substantially consistent with that so exercised and operated prior to May 30, 2021.
Management of the Combined Company After the Merger
The merger agreement and, in some cases, the Old National bylaw amendment provide that upon completion of the merger, (i) Michael L. Scudder will serve as Executive Chairman of the board of directors of Old National for a term of two (2) years and thereafter will serve as a consultant for a term of one (1)-year, (ii) James C. Ryan, III will serve as the Chief Executive Officer and as a member of the board of directors of Old National, and Mr. Ryan will also serve as the Chief Executive Officer and as Chairman of the board of directors of Old National Bank and will automatically succeed Michael L. Scudder as Chairman of the Board of Old National following Mr. Scudder’s two (2)-year term, (iii) Mark G. Sander will serve as the President and Chief Operating Officer of Old National and Old National Bank and as a member of the board of directors of Old National Bank, and (iv) James A. Sandgren will serve as the Chief Executive Officer, Commercial Banking of Old National and Old National Bank and as a member of the board of directors of Old National Bank. In the case of Messrs. Scudder and Ryan, their removal from the positions described above or any change in any of their employment arrangements will, under the Old National bylaw amendment, require a seventy-five percent (75%) vote of the entire Old National board of directors. In addition, Old National and First Midwest have announced certain additional members of the resulting Old National executive management team as follows, all of whom are current executive officers of either Old National or First Midwest as set forth below:
•	Brendon B. Falconer, Chief Financial Officer (Old National)
•	Kendra L. Vanzo, Chief Administrative Officer (Old National)
•	Kevin P. Geoghegan, Chief Credit Officer (First Midwest)
•	Thomas M. Prame, Community Banking CEO (First Midwest)
•	Chady M. AlAhmar, Wealth Management CEO (Old National)
Name and Headquarters (page 100)
The merger agreement and the Old National bylaw amendment each provide that the name of the surviving corporation and surviving bank will be Old National Bancorp and Old National Bank, respectively; that the headquarters of Old National and the main office of Old National Bank will be located in Evansville, Indiana; and that the Commercial Banking and Consumer Banking operations of Old National Bank will be headquartered in Chicago, Illinois.
Regulatory Approvals (page 101)
Subject to the terms of the merger agreement, Old National and First Midwest have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) for the merger and the approval of the Office of the Comptroller of Currency (the “OCC”) for the bank merger. The initial submission of these regulatory applications occurred on June 18, 2021. In addition, certain notice filings will need to be provided to bank regulatory agencies in the States of Illinois and Iowa.
Although neither Old National nor First Midwest knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Old National and First Midwest cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger or the bank merger.
Expected Timing of the Merger
Neither Old National nor First Midwest can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. First Midwest must first obtain the approval of First Midwest stockholders for the First Midwest merger proposal, and Old National must first obtain the approval of Old National shareholders for the Old National merger proposal. Old National and First Midwest must also obtain necessary regulatory approvals and satisfy certain other closing conditions. Old National and First Midwest expect the merger to be completed promptly once Old National and First Midwest have obtained their respective shareholders’ and stockholders’ approvals noted above, have obtained necessary regulatory approvals, and have satisfied the other closing conditions.

Conditions to Complete the Merger (page 118)
As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:
•
the requisite Old National vote and the requisite First Midwest vote having been obtained. See “The Merger Agreement—Meetings; Recommendation of Old National’s and First Midwest’s Boards of Directors” beginning on page 116 for additional information regarding the “requisite Old National vote” and the “requisite First Midwest vote”;

•	the authorization for listing on NASDAQ, subject to official notice of issuance, of the Old National common stock and new Old National preferred stock to be issued in the merger;
•
all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition. See “The Merger—Regulatory Approvals” beginning on page 101 for additional information regarding the “requisite regulatory approvals” and the “materially burdensome regulatory condition”;

•
the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

•
no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement;

•
the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•
the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

•
receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the execution and delivery of the bank merger agreement.
Termination of the Merger Agreement (page 119)
The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of the requisite First Midwest vote or the requisite Old National vote, in the following circumstances:
•	by mutual written consent of Old National and First Midwest;
•
by either Old National or First Midwest if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either Old National or First Midwest if the merger has not been completed on or before May 30, 2022 (the “termination date”), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either Old National or First Midwest (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of First Midwest, in the case of a termination by Old National, or on the part of Old National, in the case of a termination by First Midwest, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by First Midwest, if (i) Old National or the Old National board of directors has made a recommendation change or (ii) Old National or the Old National board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Old National board of directors’ recommendation, see “The Merger Agreement—Meetings; Recommendation of Old National’s and First Midwest’s Boards of Directors” beginning on page 116 for additional information regarding the “recommendation change”; or

•
by Old National, if (i) First Midwest or the First Midwest board of directors has made a recommendation change or (ii) First Midwest or the First Midwest board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the First Midwest board recommendation, see “The Merger Agreement—Meetings; Recommendation of Old National’s and First Midwest’s Boards of Directors” beginning on page 116 for additional information regarding the “recommendation change.”

Neither Old National nor First Midwest is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Old National common stock or First Midwest common stock.
Termination Fee (page 120)
If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of Old National’s or First Midwest’s respective boards, Old National or First Midwest may be required to pay a termination fee to the other equal to $97 million.
Accounting Treatment (page 101)
The merger will be accounted for as an acquisition of First Midwest by Old National under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).
The Rights of First Midwest Stockholders Will Change as a Result of the Merger (page 150)
The rights of First Midwest stockholders are governed by Delaware law and the First Midwest certificate of incorporation and the First Midwest bylaws. In the merger, First Midwest stockholders will become Old National shareholders, and their rights will be governed by Indiana law and the Old National articles of incorporation, as amended by the Old National articles amendment, if approved, and the Old National bylaws. First Midwest stockholders will have different rights once they become Old National shareholders due to differences between the First Midwest governing documents and Delaware law, on the one hand, and the Old National governing documents and Indiana law, on the other hand. These differences are described in more detail under the section entitled “Comparison of the Rights of Holders of Old National Common Stock and Holders of First Midwest Common Stock” beginning on page 150.

Listing of Old National Common Stock and New Old National Depositary Shares; Delisting and Deregistration of First Midwest Common Stock and First Midwest Depositary Shares (page 25)
The shares of Old National common stock and new Old National depositary shares to be issued in the merger will be listed for trading on NASDAQ. Following the merger, shares of Old National common stock will continue to be traded on NASDAQ. In addition, following the merger, First Midwest common stock and First Midwest depositary shares will be delisted from NASDAQ and deregistered under the Exchange Act.
The Old National Special Meeting (page 38)
The Old National special meeting will be held virtually via the internet on September 15, 2021 at 2:00 p.m., Central Time. At the Old National special meeting, Old National shareholders will be asked to vote on the following matters:
•	the Old National merger proposal;
•	the Old National articles amendment proposal; and
•	the Old National adjournment proposal.
You may vote at the Old National special meeting if you owned shares of Old National common stock at the close of business on July 21, 2021. As of July 21, 2021, there were 165,720,179 shares of Old National common stock outstanding, of which less than one percent (1%) were owned and entitled to be voted by Old National directors and executive officers and their affiliates. We currently expect that Old National’s directors and executive officers will vote their shares in favor of the Old National merger proposal, although none of them has entered into any agreements obligating them to do so.
The Old National merger proposal will be approved if a majority of the outstanding shares of Old National common stock is voted in favor of such proposal. If an Old National shareholder present at the Old National special meeting abstains from voting, or responds by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If an Old National shareholder is not present at the Old National special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable, it will have the same effect as a vote cast “AGAINST” such proposal.
The Old National articles amendment proposal and the Old National adjournment proposal will be approved if a majority of the shares of Old National common stock having voting power present virtually or represented by proxy at the Old National special meeting are voted in favor of such proposals. If an Old National shareholder present at the Old National special meeting abstains from voting, or responds by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If an Old National shareholder is not present at the Old National special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.
The First Midwest Special Meeting (page 46)
The First Midwest special meeting will be held at 8750 West Bryn Mawr Avenue, Chicago, Illinois 60631 on September 15, 2021 at 10:00 a.m., Central Time. At the First Midwest special meeting, First Midwest stockholders will be asked to vote on the following matters:
•	the First Midwest merger proposal;
•	the First Midwest compensation proposal; and
•	the First Midwest adjournment proposal.
You may vote at the First Midwest special meeting if you owned shares of First Midwest common stock at the close of business on July 21, 2021. As of July 21, 2021, there were 114,312,759 shares of First Midwest common stock outstanding, of which less than one percent (1%) were owned and entitled to be voted by First Midwest directors and executive officers and their affiliates. We currently expect that First Midwest’s directors and executive officers will vote their shares in favor of the First Midwest merger proposal, although none of them has entered into any agreements obligating them to do so.
The First Midwest merger proposal will be approved if a majority of the outstanding shares of First Midwest common stock are voted in favor of such proposal. If a First Midwest stockholder present at the First Midwest special meeting abstains from voting, or responds by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If a First Midwest stockholder is not present at the First Midwest special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote cast “AGAINST” such proposal.
The First Midwest compensation proposal and the First Midwest adjournment proposal will be approved if a majority of the shares of First Midwest common stock in attendance at the First Midwest special meeting or represented by proxy at the First Midwest special meeting are voted in favor of such proposals. If a First Midwest stockholder present at the First Midwest special meeting abstains from voting, or responds by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If a First Midwest stockholder is not present at the First Midwest special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.
Appraisal or Dissenters’ Rights in the Merger (page 103)
Old National shareholders are not entitled to dissenters’ rights under the IBCL and First Midwest stockholders are not entitled to appraisal rights under the DGCL. For more information, see “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page 103.
Risk Factors (page 29)
In evaluating the merger agreement, the merger or the issuance of shares of Old National common stock and new Old National preferred stock, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 29.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference into this joint proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. Any statement that does not describe historical or current facts is a forward-looking statement, including statements with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.
Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. Forward-looking statements are based on current expectations, estimates and projections about First Midwest’s and Old National’s businesses, beliefs of First Midwest’s and Old National’s management and assumptions made by First Midwest’s and Old National’s management. These statements are not guarantees of future performance and are subject to numerous risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict, change over time, and many of which are beyond the control of Old National and First Midwest. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.
Future Factors include, among others:
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the outcome of any legal proceedings that may be instituted against Old National or First Midwest;
•
the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction);

•	the ability of Old National and First Midwest to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction;
•	the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction;
•
the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two (2) companies or as a result of the strength of the economy and competitive factors in the areas where Old National and First Midwest do business;

•	certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions;
•	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•	diversion of management’s attention from ongoing business operations and opportunities;
•
the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National;

•	such integration may be more difficult, time consuming or costly than expected;
•	revenues following the proposed transaction may be lower than expected;

•	First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing;
•	the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction;
•
effects of the announcement, pendency or completion of the proposed transaction on the ability of Old National and First Midwest to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally;

•
risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Old National and First Midwest; and

•	uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on Old National, First Midwest and the proposed transaction.
These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which Old National, First Midwest, or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.
For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Old National and First Midwest claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither Old National nor First Midwest undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Old National and First Midwest have filed with the SEC as described under “Where You Can Find More Information” beginning on page 166.
Old National and First Midwest expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 27, Old National shareholders should carefully consider the following risk factors in deciding whether to vote for the approval of the Old National merger proposal, and First Midwest stockholders should carefully consider the following risk factors in deciding whether to vote for the approval of the First Midwest merger proposal.
Risks Relating to the Consummation of the Merger and Old National Following the Merger
Because the market price of Old National common stock may fluctuate, First Midwest stockholders cannot be certain of the market value of the merger consideration they will receive.
In the merger, each share of First Midwest common stock issued and outstanding immediately prior to the effective time (except for shares held in trust accounts, managed accounts, mutual funds and the like, and certain shares owned by Old National or First Midwest), will be converted into 1.1336 shares of Old National common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either Old National common stock or First Midwest common stock. Changes in the price of Old National common stock between now and the time of the merger will affect the value that First Midwest stockholders will receive in the merger. Neither Old National nor First Midwest is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Old National common stock or First Midwest common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Old National’s and First Midwest’s businesses, operations and prospects, the recent volatility in the prices of securities in global financial markets, including market prices of Old National, First Midwest and other banking companies, the effects of the COVID-19 pandemic and regulatory considerations and tax laws, many of which are beyond Old National’s and First Midwest’s control. Therefore, at the time of the Old National virtual special meeting and the First Midwest special meeting, Old National shareholders and First Midwest stockholders will not know the market value of the consideration that First Midwest stockholders will receive at the effective time. You should obtain current market quotations for shares of Old National common stock (NASDAQ: ONB) and for shares of First Midwest common stock (NASDAQ: FMBI).
The market price of Old National common stock after the merger may be affected by factors different from those currently affecting the shares of Old National common stock or First Midwest common stock.
In the merger, First Midwest stockholders will become Old National shareholders. Old National’s business differs from that of First Midwest and certain adjustments may be made to Old National’s business as a result of this merger of equals. Accordingly, the results of operations of the combined company and the market price of Old National common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Old National and First Midwest. For a discussion of the businesses of Old National and First Midwest and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 166.
The opinion delivered by KBW to Old National’s board of directors and the opinion delivered by J.P. Morgan to First Midwest’s board of directors, respectively, prior to the entry into the merger agreement will not reflect changes in circumstances that may have occurred since the dates of the opinions.
The opinion from KBW, Old National’s financial advisor, to Old National’s board of directors, was delivered on and dated May 29, 2021, and the opinion from J.P. Morgan, First Midwest’s financial advisor, to First Midwest’s board of directors was delivered on and dated May 30, 2021. Changes in the operations and prospects of Old National or First Midwest, general market and economic conditions and other factors which may be beyond the control of Old National and First Midwest, including the ongoing effects of the COVID-19 pandemic on such market and economic conditions, and the market prices of Old National and First Midwest, may have altered the value of Old National or First Midwest or the prices of shares of Old National common stock and shares of First Midwest common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of the date of this joint proxy statement/prospectus or as of any other date subsequent to the dates of those opinions.

Old National and First Midwest are expected to incur substantial costs related to the merger and integration.
Old National and First Midwest have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by either Old National or First Midwest regardless of whether or not the merger is completed. See “The Merger Agreement—Expenses and Fees” beginning on page 121.
Old National and First Midwest have incurred and expect to incur significant, non-recurring costs in connection with negotiating the merger agreement and closing the merger. In addition, the combined company will incur integration costs following the completion of the merger as Old National and First Midwest integrate their businesses, including facilities and systems consolidation costs and employment-related costs. Old National and First Midwest may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While Old National and First Midwest have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. Anticipated future merger and integration-related pre-tax costs are currently estimated to be approximately $181 million.
Combining Old National and First Midwest may be more difficult, costly or time-consuming than expected, and Old National and First Midwest may fail to realize the anticipated benefits of the merger.
This is a merger of equals transaction combining two (2) financial institutions of similar asset size. The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of Old National and First Midwest. To realize the anticipated benefits and cost savings from the merger, Old National and First Midwest must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized, without adversely affecting current revenues and future growth. If Old National and First Midwest are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.
An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the combined company following the completion of the merger, which may adversely affect the value of the common stock of the combined company following the completion of the merger.
Old National and First Midwest have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two (2) companies may also divert management attention and resources. These integration matters could have an adverse effect on each of Old National and First Midwest during this transition period and for an undetermined period after completion of the merger on the combined company.
Furthermore, the board of directors and executive leadership of the combined company will consist of former directors and executive officers from each of Old National and First Midwest. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.

The COVID-19 pandemic may delay and adversely affect the completion of the merger.
The COVID-19 pandemic has created economic and financial disruptions that have adversely affected, and are likely to continue to adversely affect, the business, financial condition, liquidity, capital and results of operations of Old National and First Midwest. If the effects of the COVID-19 pandemic cause a continued or extended decline in the economic environment and the financial results of Old National or First Midwest, or the business operations of Old National or First Midwest are further disrupted as a result of the COVID-19 pandemic, efforts to complete the merger and integrate the businesses of Old National and First Midwest may also be delayed and adversely affected. Additional time may be required to obtain the requisite regulatory approvals, and regulators may impose additional requirements on Old National or First Midwest that must be satisfied prior to completion of the merger, which could delay and adversely affect the completion of the merger.
The COVID-19 pandemic’s impact on the combined company’s business and operations following the completion of the merger is uncertain.
The extent to which the COVID-19 pandemic will negatively affect the business, financial condition, liquidity, capital and results of operations of the combined company following the completion of the merger will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the COVID-19 pandemic, the direct and indirect impact of the COVID-19 pandemic on employees, clients, counterparties and service providers, as well as other market participants, and actions taken by governmental authorities and other third parties in response to the COVID-19 pandemic. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 pandemic on the combined company’s business, and there is no guarantee that efforts by the combined company to address the adverse impacts of the COVID-19 pandemic will be effective.
Even after the COVID-19 pandemic has subsided, the combined company may continue to experience adverse impacts to its business as a result of the COVID-19 pandemic’s global economic impact, including reduced availability of credit, adverse impacts on liquidity and the negative financial effects from any recession or depression that may occur.
The future results of the combined company following the merger may suffer if the combined company does not effectively manage its expanded operations.
Following the merger, the size of the business of the combined company will increase beyond the current size of either Old National’s or First Midwest’s business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the increased size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the merger.
The combined company may be unable to retain Old National and/or First Midwest personnel successfully after the merger is completed.
The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Old National and First Midwest. It is possible that these employees may decide not to remain with Old National or First Midwest, as applicable, while the merger is pending or with the combined company after the merger is consummated. If Old National and First Midwest are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, Old National and First Midwest could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. Old National and First Midwest also may not be able to locate or retain suitable replacements for any key employees who leave either company. See “The Merger—Governance of the Combined Company After the Merger” beginning on page 99.

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.
Before the merger and the bank merger may be completed, various approvals, consents and non-objections must be obtained from the Federal Reserve Board and the OCC and other regulatory authorities in the United States. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals” beginning on page 101. These approvals could be delayed or not obtained at all, including due to an adverse development in either party’s regulatory standing or in any other factors considered by regulators when granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally.
The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.
In addition, despite the parties’ commitments to using their reasonable best efforts to comply with conditions imposed by regulators, under the terms of the merger agreement, neither Old National nor First Midwest, nor any of their respective subsidiaries, is permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger. See “The Merger—Regulatory Approvals” beginning on page 101.
The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and the actual consideration to be issued in the merger as well as the actual financial condition and results of operations of the combined company after the merger may differ materially.
The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the First Midwest identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The merger consideration value allocation reflected in this document is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of First Midwest as of the date of the completion of the merger. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing the unaudited pro forma combined consolidated financial information in this document. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 125.
Certain of Old National’s and First Midwest’s directors and executive officers may have interests in the merger that may differ from, or are in addition to, the interests of Old National shareholders and First Midwest stockholders.
Old National’s shareholders and First Midwest stockholders should be aware that some of Old National’s and First Midwest’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of Old National shareholders and First Midwest stockholders. These interests and arrangements may create potential conflicts of interest. The Old National and First Midwest boards of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that the Old National shareholders and First Midwest stockholders vote to approve and adopt the merger agreement. For a more complete description of these interests, please see “The Merger—Interests of Certain Old National Directors and Executive Officers in the Merger” beginning on page 91 and “The Merger—Interests of Certain First Midwest Directors and Executive Officers in the Merger” beginning on page 93.
The merger agreement may be terminated in accordance with its terms and the merger may not be completed.
The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: (i) approval by First Midwest stockholders of the First Midwest merger proposal and the approval by Old National shareholders of the Old National merger proposal; (ii) authorization for listing on NASDAQ of the shares of Old National common stock and new Old National preferred stock to be issued in the merger, subject to official notice of issuance; (iii) the receipt of required regulatory approvals, including the approval of the Federal Reserve Board and the OCC; (iv) effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part; and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement illegal. Each party’s obligation to complete the merger is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, (b) the performance in all material respects by the other party of its obligations under the merger agreement, (c) the receipt by each party of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (d) the execution and delivery of the bank merger agreement.
These conditions to the closing may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the requisite shareholder and stockholder approvals, or Old National or First Midwest may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 119.
Failure to complete the merger could negatively impact Old National or First Midwest.
If the merger is not completed for any reason, including as a result of Old National shareholders failing to approve the Old National merger proposal or First Midwest stockholders failing to approve the First Midwest merger proposal, there may be various adverse consequences and Old National and/or First Midwest may experience negative reactions from the financial markets and from their respective customers and employees. For example, Old National’s or First Midwest’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Old National common stock or First Midwest common stock could decline to the extent that current market prices reflect a market assumption that the merger will be beneficial and will be completed. Old National and/or First Midwest also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against Old National or First Midwest to perform their respective obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, either Old National or First Midwest may be required to pay a termination fee of $97 million to the other party.
Additionally, each of Old National and First Midwest has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid in connection with the merger. If the merger is not completed, Old National and First Midwest would have to pay these expenses without realizing the expected benefits of the merger.

In connection with the merger, Old National will assume First Midwest’s outstanding debt obligations and preferred stock, and the combined company’s level of indebtedness following the completion of the merger could adversely affect the combined company’s ability to raise additional capital and to meet its obligations under its existing indebtedness.
In connection with the merger, Old National will assume First Midwest’s outstanding indebtedness and First Midwest’s obligations related to its outstanding preferred stock. Old National’s existing debt, together with any future incurrence of additional indebtedness, and the assumption of First Midwest’s outstanding preferred stock, could have important consequences for the combined company’s creditors and the combined company’s shareholders. For example, it could:
•	limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
•	restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures;
•	restrict the combined company from paying dividends to its shareholders;
•	increase the combined company’s vulnerability to general economic and industry conditions; and
•
require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness and dividends on the preferred stock, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

Following completion of the merger, holders of Old National common stock will be subject to the prior dividend and liquidation rights of the holders of the new Old National preferred stock that Old National will issue upon completion of the merger. Holders of First Midwest depositary shares (and related shares of First Midwest preferred stock), which will be converted into new Old National depositary shares (and related shares of new Old National preferred stock), as well as holders of shares of new Old National preferred stock that Old National may issue in the future, would receive, upon the combined company’s voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to Old National common stock, their liquidation preferences as well as any accrued and unpaid distributions. These payments would reduce the remaining amount of the combined company’s assets, if any, available to holders of its common stock. As of the date of this joint proxy statement/prospectus, Old National does not have any shares of preferred stock outstanding.
Old National and First Midwest will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Old National and First Midwest. These uncertainties may impair Old National’s or First Midwest’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Old National or First Midwest to seek to change existing business relationships with Old National or First Midwest. In addition, subject to certain exceptions, Old National and First Midwest have each agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the merger agreement on a timely basis without the consent of the other party. These restrictions may prevent Old National and/or First Midwest from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements” beginning on page 109 for a description of the restrictive covenants applicable to Old National and First Midwest.
The announcement of the proposed merger could disrupt Old National’s and First Midwest’s relationships with their customers, suppliers, business partners and others, as well as their operating results and business generally.
Whether or not the merger is ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the merger on Old National’s and First Midwest’s business include the following:
•	their employees may experience uncertainty about their future roles, which might adversely affect Old National’s and First Midwest’s ability to retain and hire key personnel and other employees;

•
customers, suppliers, business partners and other parties with which Old National and First Midwest maintain business relationships may experience uncertainty about their respective future and seek alternative relationships with third parties, seek to alter their business relationships with Old National and First Midwest or fail to extend existing relationships with Old National and First Midwest; and

•
Old National and First Midwest have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed merger.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party’s results of operations and financial condition.
The merger agreement limits Old National’s and First Midwest’s respective abilities to pursue alternatives to the merger and may discourage other companies from trying to acquire Old National or First Midwest.
The merger agreement contains “no shop” covenants that restrict each of Old National’s and First Midwest’s ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate, inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by each respective board of directors, engage in any negotiations concerning, or provide any confidential or non-public information or data relating to, any alternative acquisition proposals. These provisions, which include a $97 million termination fee payable under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of Old National or First Midwest from considering or proposing that acquisition. For more information, see “The Merger Agreement—Meetings; Recommendation of Old National's and First Midwest's Boards of Directors” and “The Merger Agreement—Agreement Not to Solicit Other Offers; Termination of the Merger Agreement; Effect of Termination; Termination Fee” beginning on pages 116 and 117, respectively.
The shares of Old National common stock to be received by First Midwest stockholders as a result of the merger will have different rights from the shares of First Midwest common stock.
In the merger, First Midwest stockholders will become Old National shareholders and their rights as Old National shareholders will be governed by Indiana law and the governing documents of the combined company following the merger. The rights associated with Old National common stock are different from the rights associated with First Midwest common stock. See “Comparison of the Rights of Holders of Old National Common Stock and Holders of First Midwest Common Stock” beginning on page 150 for a discussion of the different rights associated with Old National common stock.
General market conditions and unpredictable factors, including conditions and factors different from those affecting First Midwest preferred stock currently, could adversely affect market prices for shares of new Old National preferred stock shares once new Old National preferred stock is issued.
There can be no assurance about the market prices for new Old National preferred stock that will be issued upon completion of the merger. Several factors, many of which are beyond the control of Old National, could influence the market prices of new Old National preferred stock, including:
•	whether the combined company declares or fails to declare dividends on new Old National preferred stock from time to time;
•	real or anticipated changes in the credit ratings assigned to new Old National preferred stock or other Old National securities;
•	the combined company’s creditworthiness;
•	interest rates;
•	developments in the securities, credit and housing markets, and developments with respect to financial institutions generally;
•	the market for similar securities; and
•
economic, corporate, securities market, geopolitical, public health (including the ongoing effects of the COVID-19 pandemic), regulatory or judicial events that affect the combined company, the banking industry or the financial markets generally.

Shares of new Old National preferred stock will be equity interests and will not constitute indebtedness. As such, new Old National preferred stock will rank junior to all indebtedness of, and other non-equity claims on, the combined company with respect to assets available to satisfy claims. The market prices for new Old National preferred stock following the merger may be affected by factors different from those currently affecting the First Midwest preferred stock.
Holders of Old National and First Midwest common stock will have reduced ownership and voting interest in the combined company after the consummation of the merger and will exercise less influence over management.
Old National shareholders and First Midwest stockholders currently have the right to vote in the election of the board of directors and on other matters affecting Old National and First Midwest, respectively. When the merger is completed, each Old National shareholder and each First Midwest stockholder will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than the holder’s percentage ownership of either Old National or First Midwest individually, as applicable, prior to the consummation of the merger. Based on the number of shares of Old National and First Midwest common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of Old National common stock expected to be issued in the merger, the former First Midwest stockholders, as a group, are estimated to own approximately forty-four percent (44%) of the fully diluted shares of the combined company immediately after the merger and current Old National shareholders as a group are estimated to own approximately fifty-six percent (56%) of the fully diluted shares of the combined company immediately after the merger. Because of this, First Midwest stockholders may have less influence on the management and policies of the combined company than they now have on the management and policies of First Midwest, and Old National shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of Old National.
Issuance of shares of Old National common stock in connection with the merger may adversely affect the market price of Old National common stock.
In connection with the payment of the merger consideration, Old National expects to issue approximately 130,362,065 shares of Old National common stock to First Midwest stockholders. The issuance of these new shares of Old National common stock may result in fluctuations in the market price of Old National common stock, including a stock price decrease.
Old National shareholders and First Midwest stockholders will not have dissenters’ rights or appraisal rights in the merger.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders or stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.
Under Chapter 44 of the IBCL, a shareholder is generally entitled to dissent from, and obtain payment of the fair value of their shares in connection with, certain mergers which require shareholder approval and which the shareholder is entitled to vote on; certain share exchanges which the shareholder is entitled to vote on; certain sales or exchanges of all, or substantially all, of the corporation’s property which the shareholder is entitled to vote on; approval of a control share acquisition; election to become a benefit corporation; and other corporate actions taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that shareholders are entitled to dissent. However, under the IBCL, dissenters’ rights are not available to holders of shares listed on a national securities exchange, such as the New York Stock Exchange, NASDAQ, or a similar exchange. Accordingly, since the shares of Old National common stock are traded on NASDAQ, no dissenters’ rights are available to Old National shareholders.
Under Section 262 of the DGCL, holders of First Midwest common stock, First Midwest depositary shares and First Midwest preferred stock will not be entitled to appraisal rights in connection with the merger if, on the record date of the First Midwest special meeting, shares of First Midwest’s common stock and First Midwest depositary shares each representing a 1/40th interest in a share of First Midwest preferred stock are listed on a national securities exchange or held of record by more than two thousand (2,000) stockholders, and holders of First Midwest common stock and First Midwest depositary shares (and the related First Midwest preferred stock)

are not required to accept as consideration for their shares anything other than the shares of another corporation which at the effective date of the merger are either listed on a national securities exchange or held of record by more than two thousand (2,000) stockholders, cash paid in lieu of fractional shares or any combination of the foregoing. First Midwest common stock and First Midwest depositary shares are currently listed on NASDAQ, a national securities exchange, and are expected to continue to be so listed on the record date for the First Midwest special meeting. In addition, holders of First Midwest common stock will receive shares of Old National common stock as consideration in the merger, which shares are currently listed on NASDAQ, and are expected to continue to be so listed at the effective time. Holders of First Midwest depositary shares will receive new Old National depositary shares as consideration in the merger, which are expected to be listed on NASDAQ. Accordingly, the holders of First Midwest common stock, First Midwest depositary shares and First Midwest preferred stock are not entitled to any appraisal rights in connection with the merger.
Shareholder or stockholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of Old National and First Midwest.
Shareholders of Old National and/or stockholders of First Midwest may file lawsuits against Old National, First Midwest and/or the directors and officers of either company in connection with the merger. One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting Old National or First Midwest defendants from completing the merger, the bank merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Old National and/or First Midwest, including any cost associated with the indemnification of directors and officers of each company. Old National and First Midwest may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of Old National and First Midwest and could prevent or delay the completion of the merger.
Risks Relating to Old National’s Business
You should read and consider risk factors specific to Old National’s business (including those related to the COVID-19 pandemic) that will also affect the combined company after the merger. These risks are described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Old National’s Annual Report on Form 10-K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Old National’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 166 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.
Risks Relating to First Midwest’s Business
You should read and consider risk factors specific to First Midwest’s business (including those related to the COVID-19 pandemic) that will also affect the combined company after the merger. These risks are described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of First Midwest’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 166 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE OLD NATIONAL SPECIAL MEETING
This section contains information for Old National shareholders about the special meeting that Old National has called to allow Old National shareholders to consider and vote on the Old National merger proposal, the Old National articles amendment proposal and the Old National adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the Old National special meeting, and a form of proxy card that the Old National board of directors is soliciting for use by Old National shareholders at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The Old National special meeting will be held virtually via the internet on September 15, 2021 at 2:00 p.m., Central Time. Due to the continuing public health impact of the COVID-19 pandemic and to support the well-being of our shareholders and employees, the Old National special meeting will be held in a virtual-only meeting format conducted via webcast. Shareholders may participate in the virtual meeting by accessing www.virtualshareholdermeeting.com/ONB2021SM.
Matters to Be Considered
At the Old National special meeting, Old National shareholders will be asked to consider and vote upon the following proposals:
•	the Old National merger proposal;
•	the Old National articles amendment proposal; and
•	the Old National adjournment proposal.
Recommendation of Old National’s Board of Directors
The Old National board of directors recommends that you vote “FOR” the Old National merger proposal, “FOR” the Old National articles amendment proposal and “FOR” the Old National adjournment proposal. See “The Merger—Old National’s Reasons for the Merger; Recommendation of Old National’s Board of Directors” beginning on page 64 for a more detailed discussion of the Old National board of directors’ recommendation.
Record Date and Quorum
The Old National board of directors has fixed the close of business on July 21, 2021 as the record date for the determination of holders of Old National common stock entitled to notice of and to vote at the Old National special meeting. As of the Old National record date, there were 165,720,179 shares of Old National common stock outstanding.
Holders of a majority of the outstanding shares of Old National common stock entitled to vote at the Old National special meeting must be present, either in attendance virtually via the Old National special meeting website or by proxy, to constitute a quorum at the Old National special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the Old National special meeting via the Old National special meeting website, your shares of Old National common stock will not be counted towards a quorum. Abstentions are considered present for purpose of establishing a quorum.
At the Old National special meeting, each share of Old National common stock is entitled to one (1) vote on all matters properly submitted to Old National shareholders.
As of the close of business on the Old National record date, Old National directors and executive officers and their affiliates owned and were entitled to vote approximately 1,238,601 shares of Old National common stock, representing less than one percent (1%) of the outstanding shares of Old National common stock. We currently expect that Old National’s directors and executive officers will vote their shares in favor of the Old National merger proposal, the Old National articles amendment proposal and the Old National adjournment proposal, although none of them has entered into any agreements obligating them to do so.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Old National special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Old National special meeting. If your bank, broker, trustee or other nominee holds your shares of Old National common stock in “street name,” such entity will vote your shares of Old National common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions and Failure to Vote
Old National merger proposal:
Vote required: Approval of the Old National merger proposal requires the affirmative vote of a majority of the outstanding shares of Old National common stock. Approval of the Old National merger proposal is a condition to the completion of the merger.
Effect of abstentions and failure to vote: If you are present at the Old National special meeting and abstain from voting, or respond by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the Old National special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have the same effect as a vote cast “AGAINST” such proposal.
Old National articles amendment proposal:
Vote required: Approval of the Old National articles amendment proposal requires the affirmative vote of a majority of the shares of Old National common stock having voting power present in person or represented by proxy at the Old National special meeting.
Effect of abstentions and failure to vote: If you are present at the Old National special meeting and abstain from voting, or respond by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the Old National special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.
Old National adjournment proposal:
Vote required: Whether or not a quorum will be present at the meeting, approval of the Old National adjournment proposal requires the affirmative vote of a majority of the shares of Old National common stock having voting power present in person or represented by proxy at the Old National special meeting. Approval of the Old National adjournment proposal is not a condition to the completion of the merger.
Effect of abstentions and failure to vote: If you are present at the Old National special meeting and abstain from voting, or respond by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the Old National special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.
Attending the Virtual Special Meeting
The Old National special meeting may be accessed via the Old National special meeting website, where Old National shareholders will be able to listen to the Old National special meeting, submit questions and vote online. You are entitled to attend the Old National special meeting via the Old National special meeting website only if you were a shareholder of record at the close of business on the record date (a “record holder”) or you held your Old National shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date (a “beneficial owner”), or you hold a valid proxy for the Old National special meeting.
If you are a record holder, you will be able to attend the Old National special meeting online, ask questions at and vote during the meeting by visiting www.virtualshareholdermeeting.com/ONB2021SM and following the instructions. Please have your control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner, you also will be able to attend the Old National special meeting online, ask questions at and vote during the meeting by visiting www.virtualshareholdermeeting.com/ONB2021SM and following the instructions. Please have your 16-digit control number, which can be found on your proxy card, notice or email previously received, to access the meeting. Please review this information prior to the Old National special meeting to ensure you have access.
See “—Shares Held in Street Name” below for further information.
Old National shareholders will have substantially the same opportunities to participate in the virtual Old National special meeting as they would have at a physical, in-person meeting. Old National shareholders as of the record date will be able to attend, vote, examine the shareholder list, and submit questions during a portion of the meeting via the online platform. To ensure the Old National special meeting is conducted in a manner that is fair to all shareholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. We reserve the right to edit or reject questions we deem inappropriate or not relevant to the Old National special meeting’s limited purpose.
Technical assistance will be available for shareholders who experience an issue accessing the Old National special meeting. Contact information for technical support will appear on the Old National special meeting website prior to the start of the Old National special meeting.
Proxies
A holder of Old National common stock may vote by proxy or at the Old National special meeting via the Old National special meeting website. If you hold your shares of Old National common stock in your name as a record holder, to submit a proxy, you, as a holder of Old National common stock, may use one of the following methods:
•	by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;
•	through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or
•	by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
Old National requests that Old National shareholders vote by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to Old National as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Old National common stock represented by it will be voted at the Old National special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Old National merger proposal, “FOR” the Old National articles amendment proposal and “FOR” the Old National adjournment proposal.
If you are a beneficial owner, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Old National special meeting virtually via the Old National special meeting website. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally via the Old National special meeting website at the meeting because you may revoke your proxy at any time before it is voted.
Shares Held in Street Name
If your shares are held in “street name” through a broker, bank, trustee or other nominee, you must instruct the broker, bank, trustee or other nominee on how to vote your shares. Your broker, bank, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank, trustee or other nominee.

Further, brokers, banks, trustees or other nominees who hold shares of Old National common stock on behalf of their customers may not give a proxy to Old National to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Old National special meeting, including the Old National merger proposal, the Old National articles amendment proposal and the Old National adjournment proposal.
Revocability of Proxies
If you directly hold shares of Old National common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:
•	submitting a written statement that you would like to revoke your proxy to the Corporate Secretary of Old National;
•	signing and returning a proxy card that is dated and received on a later date;
•	attending the Old National special meeting virtually and voting at the Old National special meeting via the Old National special meeting website; or
•	voting by telephone or the internet at a later time.
If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•	contacting your bank, broker, trustee or other nominee; or
•
attending the special meeting virtually and voting your shares via the special meeting website if you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee for further instructions.

Attendance virtually at the Old National special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Old National after the vote will not affect the vote. Old National’s Corporate Secretary’s mailing address is: Old National Bancorp, P.O. Box 718, Evansville, IN 47705-0718. If the Old National virtual special meeting is postponed or adjourned, it will not affect the ability of Old National shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to Old National shareholders residing at the same address, unless such Old National shareholders have notified Old National of their desire to receive multiple copies of the joint proxy statement/prospectus.
Old National will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any Old National shareholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Old National’s proxy solicitor, Georgeson LLC, by calling toll-free at (877) 278-4775.
Solicitation of Proxies
Old National and First Midwest will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, Old National has retained Georgeson LLC, and will pay a fee of $13,000, plus reasonable expenses for these services. Old National and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Old National common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Old National. No additional compensation will be paid to our directors, officers or employees for solicitation.

Other Matters to Come Before the Old National Special Meeting
Old National management knows of no other business to be presented at the Old National special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Old National board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding Old National’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact the Corporate Secretary, Old National Bancorp, One Main Street, P.O. Box 718, Evansville, IN 47705, telephone (800) 731-2265, or Old National’s proxy solicitor, Georgeson LLC, by calling toll-free at (877) 278-4775.

OLD NATIONAL PROPOSALS
PROPOSAL 1: OLD NATIONAL MERGER PROPOSAL
Pursuant to the merger agreement, Old National is asking Old National shareholders to approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger. Old National shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the Old National board of directors, by a unanimous vote, approved and adopted the merger agreement and determined the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Old National and Old National shareholders. See “The Merger—Old National’s Reasons for the Merger; Recommendation of Old National’s Board of Directors” beginning on page 64 for a more detailed discussion of the Old National board of directors’ recommendation.
The approval of the Old National merger proposal by Old National shareholders is a condition to the completion of the merger.
The Old National board of directors unanimously recommends a vote “FOR” the Old National merger proposal.
PROPOSAL 2: OLD NATIONAL ARTICLES AMENDMENT PROPOSAL
Pursuant to the merger agreement, Old National is asking the Old National shareholders to approve an amendment to the Old National articles of incorporation to effect an increase in the number of authorized shares of Old National common stock from 300,000,000 to 600,000,000, to be effective only upon the completion of the merger. The approval of the Old National articles amendment proposal is not a condition to the completion of the merger but will only be implemented if the merger is completed. A copy of the proposed articles of amendment to the Old National articles of incorporation is attached to this joint proxy statement/prospectus as Annex B. Old National shareholders should read the Old National articles amendment in its entirety.
Purpose and Effect of the Articles Amendment
The Old National board of directors is recommending the proposed Old National articles amendment to increase the number of authorized shares of Old National common stock to give Old National the ability and flexibility to issue shares of Old National common stock after the merger for future corporate needs without the expense and delay associated with a special shareholders’ meeting, except where shareholder approval is required by applicable law, or as set forth below for any defensive or anti-takeover purpose. The Old National board of directors believes that additional authorized shares of Old National common stock would give Old National the necessary ability and flexibility to issue shares for various corporate purposes, including, but not limited to, capital-raising or financing transactions, potential strategic transactions, including mergers, acquisitions, and other business combinations; grants and awards under equity compensation plans; stock splits and dividends; and other general corporate purpose transactions.
As a general matter, Old National would be able to issue the additional authorized shares of Old National common stock in its discretion from time to time, subject to and as limited by, rules or listing requirements of NASDAQ or any other then applicable securities exchange, and without further action or approval of Old National’s shareholders. The discretion of the Old National board of directors, however, would be subject to any other applicable rules and regulations in the case of any particular issuance or reservation for issuance that might require Old National’s shareholders to approve such transaction. Old National currently has 302,000,000 shares of authorized capital stock consisting of 300,000,000 shares of Old National common stock with no par value. As of June 25, 2021, there were 165,732,716 shares of the 300,000,000 authorized shares of Old National common stock issued and outstanding and 893,614 shares of Old National common stock reserved for issuance in connection with various stock-based equity incentive plans. After giving effect to the merger, it is expected that Old National will have approximately 295,338,799 shares of Old National common stock issued and outstanding and approximately 2,272,719 shares of Old National common stock reserved for issuance in connection with various stock-based equity awards (assuming performance goals applicable to First Midwest performance awards are satisfied at the maximum level), leaving it with 2,388,482 authorized shares of Old National common stock available for future issuance. By approving the Old National articles amendment, shareholders are voting to increase our authorized capital stock effective upon the completion of the merger by an additional 300,000,000 shares of Old National common stock, for total authorized capital stock of 602,000,000 shares. The Old National board of directors does not intend to issue any additional shares as result of the Old National articles amendment except on terms that it considers to be in the best interests of Old National and its shareholders.
As of the date of this joint proxy statement/prospectus, Old National has no immediate plans, proposals, understandings, agreements or commitments to issue the additional shares of Old National common stock that Old National is seeking through the articles amendment for funding, acquisitions or any other purpose. However, Old National reviews and evaluates potential capital raising activities, strategic transactions and other corporate actions on an ongoing basis to determine if such actions would be in the best interest of Old National and the best interest of its shareholders.
Impact of the Articles Amendment on Old National Common Stock
The additional shares of Old National common stock for which authorization is sought would be a part of the existing class of Old National common stock. If and when issued, these shares would have the same rights and privileges as the shares of Old National common stock presently outstanding. No holder of Old National common stock has any preemptive rights to acquire additional shares of Old National common stock.
The terms of the additional shares of Old National common stock will be identical to those of the currently outstanding shares of Old National common stock. However, because holders of Old National common stock have no pre-emptive rights to purchase or subscribe for any unissued stock of Old National, the issuance of additional shares of Old National common stock will reduce the current shareholders’ percentage ownership interest in the total outstanding shares of Old National common stock. The Old National articles amendment and the creation of additional shares of authorized Old National common stock will not alter the current number of issued shares. The relative rights and limitations of the shares of Old National common stock will remain unchanged under the Old National articles amendment.
Old National shareholders should recognize that, as a result of this proposal, they may own a lesser percentage of shares with respect to the total authorized shares of Old National common stock, than they presently own, and will be diluted as a result of any issuance of Old National common stock by Old National in the future.
There are currently no specific plans, arrangements, commitments or understandings for the issuance of the additional shares of Old National common stock which are proposed to be authorized (except that Old National may issue additional shares of common stock in connection with the consummation of the merger).
Certain Risks Associated with the Articles Amendment
The issuance of additional shares of Old National common stock could reduce existing shareholders’ percentage ownership and voting power in Old National and, depending on the transaction in which they are issued, could affect the per share book value or other per share financial measures.
By approving the Old National articles amendment, shareholders are voting to increase its authorized capital stock by an additional 300,000,000 shares of Old National common stock, for total authorized capital stock of 602,000,000 shares. Because the Old National articles of incorporation do not confer to its shareholders pre-emptive rights with respect to Old National common stock or Old National preferred stock, when the Old National board of directors elects to issue additional shares of Old National common stock in the future, existing shareholders would not have a preferential right to purchase these shares and could suffer substantial dilution. Shareholders would suffer dilution in the book value of their shares if the additional capital stock is sold at prices lower than the price at which a shareholder purchased their shares of Old National common stock.
The proposed increase in the authorized number of shares of Old National common stock could have a number of effects on its shareholders depending upon the exact nature and circumstances of any actual issuances of authorized but unissued shares. The issuance of additional shares to certain persons allied with Old National management could have the effect of making it more difficult to remove Old National’s current management, including the current board of directors, by diluting the stock ownership or voting rights of persons seeking to cause such removal. The increase could also have an anti-takeover effect, in that additional shares could be issued (within the limits imposed by applicable law) in one (1) or more transactions that could make a change in control or takeover of Old National more difficult. For example, additional shares could be issued by Old

National so as to dilute the stock ownership or voting rights of persons seeking to obtain control of Old National, even if the persons seeking to obtain control offer an above-market premium that is favored by a majority of the independent shareholders. In the event of a hostile attempt to take control of Old National, it may be possible for the Old National board of directors to impede that attempt by issuing shares of Old National common stock, which would dilute the voting power for the other outstanding shares and increase the potential cost to acquire control of Old National. The Old National articles amendment therefore may have the effect of discouraging unsolicited takeover attempts, potentially limiting the opportunities of Old National shareholders to dispose of their shares at a premium, which may be offered in takeover attempts or a merger proposal. Old National has no plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Old National is not aware of any attempt, or contemplated attempt, to acquire control of Old National, and this proposal is not being presented with the intent that it be utilized as a type of anti-takeover device.
No Dissenters’ Rights
No dissenters’ rights are available to any shareholder who dissents from the proposals to amend the articles of incorporation under the IBCL or under the current Old National articles of incorporation.
The approval of the Old National articles amendment proposal by Old National shareholders is not a condition to the completion of the merger. The Old National articles amendment will become effective immediately prior to the effective time of the merger, subject to the completion of the merger.
The Old National board of directors unanimously recommends a vote “FOR” the Old National articles amendment proposal.
PROPOSAL 3: OLD NATIONAL ADJOURNMENT PROPOSAL
The Old National special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Old National special meeting to approve the Old National merger proposal or the Old National articles amendment proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Old National shareholders. If, at the Old National special meeting, the number of shares of Old National common stock present or represented and voting in favor of Old National merger proposal or the Old National articles amendment proposal is insufficient to approve the Old National merger proposal or the Old National articles amendment proposal, Old National intends to move to adjourn the Old National special meeting in order to enable the Old National board of directors to solicit additional proxies for approval of the Old National merger proposal and the Old National articles amendment proposal. In that event, Old National will ask Old National shareholders to vote upon the Old National adjournment proposal, but not the Old National merger proposal or the Old National articles amendment proposal.
In this proposal, Old National is asking Old National shareholders to authorize the holder of any proxy solicited by the Old National board of directors, on a discretionary basis, if a quorum is not present, and (i) if there are not sufficient votes at the time of the Old National special meeting to approve the Old National merger proposal or the Old National articles amendment proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Old National shareholders, to vote in favor of adjourning the Old National special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Old National shareholders who have previously voted. Pursuant to the Old National bylaws, the Old National special meeting may be adjourned without new notice being given.
The approval of the Old National adjournment proposal by Old National shareholders is not a condition to the completion of the merger.
The Old National board of directors unanimously recommends a vote “FOR” the Old National adjournment proposal.

THE FIRST MIDWEST SPECIAL MEETING
This section contains information for First Midwest stockholders about the special meeting that First Midwest has called to allow First Midwest stockholders to consider and vote on the First Midwest merger proposal, the First Midwest compensation proposal and the First Midwest adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the First Midwest special meeting and a form of proxy card that the First Midwest board of directors is soliciting for use by First Midwest stockholders at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The First Midwest special meeting will be held at 8750 West Bryn Mawr Avenue, Chicago, Illinois 60631 on September 15, 2021 at 10:00 a.m., Central Time.
Matters to Be Considered
At the First Midwest special meeting, First Midwest stockholders will be asked to consider and vote upon the following proposals:
•	the First Midwest merger proposal;
•	the First Midwest compensation proposal; and
•	the First Midwest adjournment proposal.
Recommendation of First Midwest’s Board of Directors
The First Midwest board of directors recommends that you vote “FOR” the First Midwest merger proposal, “FOR” the First Midwest compensation proposal and “FOR” the First Midwest adjournment proposal. See “The Merger—First Midwest’s Reasons for the Merger; Recommendation of First Midwest’s Board of Directors” beginning on page 76 for a more detailed discussion of the First Midwest board of directors’ recommendation.
Record Date and Quorum
The First Midwest board of directors has fixed the close of business on July 21, 2021 as the record date for the determination of First Midwest stockholders entitled to notice of and to vote at the First Midwest special meeting. As of the record date, there were 114,312,759 shares of First Midwest common stock outstanding and 2,384 stockholders of record.
Holders of a majority of the outstanding shares of First Midwest common stock entitled to vote at the First Midwest special meeting must be present, either in person or by proxy, to constitute a quorum at the First Midwest special meeting. If you fail to submit a proxy prior to the First Midwest special meeting, or to vote at the First Midwest special meeting, your shares of First Midwest common stock will not be counted towards a quorum. Abstentions are considered present for the purpose of establishing a quorum.
At the First Midwest special meeting, each share of First Midwest common stock is entitled to one (1) vote on all matters properly submitted to First Midwest stockholders.
As of the close of business on the First Midwest record date, First Midwest directors and executive officers and their affiliates owned and were entitled to vote approximately 1,109,000 shares of First Midwest common stock, representing less than one percent (1%) of the outstanding shares of First Midwest common stock. We currently expect that First Midwest’s directors and executive officers will vote their shares in favor of the First Midwest merger proposal, the First Midwest compensation proposal and the First Midwest adjournment proposal, although none of them has entered into any agreements obligating them to do so.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the First Midwest special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the First Midwest special meeting. If your bank, broker, trustee or other nominee holds your shares of First Midwest common stock in “street name,” such entity will vote your shares of First Midwest common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions and Failure to Vote
First Midwest merger proposal:
Vote required: Approval of the First Midwest merger proposal requires the affirmative vote of a majority of the outstanding shares of First Midwest common stock. Approval of the First Midwest merger proposal is a condition to the completion of the merger.
Effect of abstentions and failure to vote: If you are present at the First Midwest special meeting and abstain from voting, or respond by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the First Midwest special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote cast “AGAINST” such proposal.
First Midwest compensation proposal:
Vote required: Approval, on an advisory (non-binding) basis, of the First Midwest compensation proposal requires the affirmative vote of a majority of the shares of First Midwest common stock in attendance or represented by proxy at the First Midwest special meeting. Approval of the First Midwest compensation proposal is not a condition to the completion of the merger.
Effect of abstentions and failure to vote: If you are present at the First Midwest special meeting and abstain from voting, or respond by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the First Midwest special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.
First Midwest adjournment proposal:
Vote required: Whether or not a quorum will be present at the meeting, approval of the First Midwest adjournment proposal requires the affirmative vote of a majority of the shares of First Midwest common stock present in attendance at the First Midwest special meeting or represented by proxy at the First Midwest special meeting. Approval of the First Midwest adjournment proposal is not a condition to the completion of the merger.
Effect of abstentions and failure to vote: If you are present at the First Midwest special meeting and abstain from voting, or respond by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the First Midwest special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.
Holders of First Midwest preferred stock and holders of depositary shares representing interests in the shares of First Midwest preferred stock are not entitled to and are not requested to vote at the First Midwest special meeting.
Attending the Special Meeting
You are entitled to attend, ask questions at and vote at the First Midwest special meeting only if you were a stockholder of record at the close of business on the record date (a “record holder”) or you held your First Midwest shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date (a “beneficial owner”), or you hold a valid proxy for the First Midwest special meeting. If you are a record holder, you must bring an acceptable form of identification, such as a valid driver's license, in order to attend the First Midwest special meeting in person. If you hold shares in “street name” and would like to attend the First Midwest special meeting, you also will need to bring an account statement and a legal proxy form from the broker, or other acceptable evidence of ownership of First Midwest common stock as of the close of business on the First Midwest record date.

See “—Shares Held in Street Name” below for further information.
Stockholders as of the record date will be able to attend, vote, examine the stockholder list, and ask questions during a portion of the meeting.
Proxies
A holder of First Midwest shares may vote by proxy or at the First Midwest special meeting. If you hold your shares of First Midwest common stock in your name as a record holder, to submit a proxy, you, as a holder of First Midwest common stock, may use one (1) of the following methods:
•	by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;
•	through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or
•	by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
First Midwest requests that First Midwest stockholders vote as soon as possible by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to First Midwest in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of First Midwest common stock represented by it will be voted at the First Midwest special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the First Midwest merger proposal, “FOR” the First Midwest compensation proposal and “FOR” the First Midwest adjournment proposal.
If you are a beneficial owner, you should check the voting form used by that firm to determine whether you may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the First Midwest special meeting in person. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares in person at the First Midwest special meeting because you may subsequently revoke your proxy. See “—Revocability of Proxies” below for further information.
Shares Held in Street Name
If you do not attend the First Midwest special meeting and wish to vote, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares on behalf of their customers may not give a proxy to First Midwest to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the First Midwest special meeting, including the First Midwest merger proposal, the First Midwest compensation proposal and the First Midwest adjournment proposal.
Shares Held in First Midwest Benefit Plans
Employees who participate in the First Midwest Savings and Profit Sharing Plan, First Midwest Nonqualified Retirement Plan, First Midwest Stock Option Gain Deferral Plan and/or the First Midwest Dividend Reinvestment Plan, and have a First Midwest e-mail address, will receive an e-mail from Broadridge Financial Solutions, Inc. describing how to access this joint proxy statement/prospectus and proxy card and vote via the Internet or by telephone. One e-mail will be sent for all accounts registered in the same employee’s name. If the employee’s accounts are registered in different names, he or she will receive a separate e-mail for each account. This e-mail will be titled: FIRST MIDWEST BANCORP, INC. SPECIAL MEETING OF STOCKHOLDERS AND PROXY VOTE.

The trustees under these plans are the stockholders of record of all shares of First Midwest common stock held in the plans, and the trustees will vote the shares held for the account of each employee in accordance with the instructions received from the employee. Employees should instruct the trustees how to vote their shares by using the instructions provided in the e-mail and vote via the Internet or by telephone. If the trustees do not receive voting instructions by the specified deadline, the trustees will vote the shares proportionally in the same manner as those shares for which instructions were received. Because the employees are not the record owners of the related shares, the employees may not vote these shares at the First Midwest special meeting. Individual voting instructions to the plan trustees will be kept confidential and will not be disclosed to any of First Midwest’s directors, officers or employees.
Revocability of Proxies
If you directly hold shares of First Midwest common stock in your name as a record holder, you can change your proxy vote at any time before your proxy is voted at the First Midwest special meeting. You can do this by:
•
submitting a written statement that you would like to revoke your proxy to the Corporate Secretary of First Midwest, whose mailing address is 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631;

•	signing and returning a proxy card that is dated and received on a later date;
•	attending the First Midwest special meeting and voting at the First Midwest special meeting; or
•	voting by telephone or the internet at a later time.
If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•	contacting your bank, broker, trustee or other nominee; or
•
attending the special meeting and voting your shares pursuant to the voting instructions provided by your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee for further instructions.

Attendance at the First Midwest special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by First Midwest after the vote at the First Midwest special meeting will not affect the vote at the First Midwest special meeting. If the First Midwest special meeting is postponed or adjourned, it will not affect the ability of First Midwest stockholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to First Midwest stockholders residing at the same address, unless such First Midwest stockholders have notified First Midwest of their desire to receive multiple copies of the joint proxy statement/prospectus.
First Midwest will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of First Midwest common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to First Midwest’s proxy solicitor, Georgeson LLC, by calling toll-free at (800) 509-1078.
Solicitation of Proxies
Old National and First Midwest will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, First Midwest has retained Georgeson LLC, for a fee of $12,000 plus reimbursement of certain costs and expenses incurred in connection with the solicitation. First Midwest and its proxy solicitor will also request banks, brokers, trustees and other intermediaries holding shares of First Midwest common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of First Midwest. No additional compensation will be paid to First Midwest’s directors, officers or employees for solicitation.

You should not send in any First Midwest stock certificates with your proxy card (or, if you are a beneficial owner, your voting instruction card). The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to First Midwest stockholders as soon as practicable after completion of the merger.
Other Matters to Come Before the First Midwest Special Meeting
First Midwest management knows of no other business to be presented at the First Midwest special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the First Midwest board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding First Midwest’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact the Corporate Secretary of First Midwest at First Midwest Bancorp, Inc., 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631, or First Midwest’s proxy solicitor, Georgeson LLC, by calling toll-free at (800) 509-1078.

FIRST MIDWEST PROPOSALS
PROPOSAL 1: FIRST MIDWEST MERGER PROPOSAL
Pursuant to the merger agreement, First Midwest is asking First Midwest stockholders to approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger. First Midwest stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the First Midwest board of directors, by a unanimous vote of all directors, approved and adopted the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of First Midwest and First Midwest stockholders. See “The Merger—First Midwest’s Reasons for the Merger; Recommendation of First Midwest’s Board of Directors” beginning on page 76 for a more detailed discussion of the First Midwest board of directors’ recommendation.
The approval of the First Midwest merger proposal by First Midwest stockholders is a condition to the completion of the merger.
The First Midwest board of directors unanimously recommends a vote “FOR” the First Midwest merger proposal.
PROPOSAL 2: FIRST MIDWEST COMPENSATION PROPOSAL
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, First Midwest is seeking a non-binding, advisory stockholder approval of the compensation of First Midwest’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger—Interests of Certain First Midwest Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to First Midwest’s Named Executive Officers in Connection with the Merger” beginning on page 97. The proposal gives First Midwest stockholders the opportunity to express their views on the merger-related compensation of First Midwest’s named executive officers.
Accordingly, First Midwest is asking First Midwest stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the First Midwest named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of Certain First Midwest Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to First Midwest’s Named Executive Officers in Connection with the Merger,” are hereby APPROVED.”
The advisory vote on the First Midwest compensation proposal is a vote separate and apart from the votes on the First Midwest merger proposal and the First Midwest adjournment proposal. Accordingly, if you are a holder of First Midwest common stock, you may vote to approve the First Midwest merger proposal and/or the First Midwest adjournment proposal and vote not to approve the First Midwest compensation proposal, and vice versa. The approval of the First Midwest compensation proposal by First Midwest stockholders is not a condition to the completion of the merger. If the merger is completed, the merger-related compensation will be paid to First Midwest’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if First Midwest stockholders fail to approve the advisory vote regarding merger-related compensation.
The First Midwest board of directors unanimously recommends a vote “FOR” the advisory First Midwest compensation proposal.
PROPOSAL 3: FIRST MIDWEST ADJOURNMENT PROPOSAL
The First Midwest special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the First Midwest special meeting to approve the First Midwest merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to First Midwest stockholders.

If, at the First Midwest special meeting, the number of shares of First Midwest common stock present or represented and voting in favor of the First Midwest merger proposal is insufficient to approve the First Midwest merger proposal, First Midwest intends to move to adjourn the First Midwest special meeting in order to enable the First Midwest board of directors to solicit additional proxies for approval of the First Midwest merger proposal. In that event, First Midwest will ask First Midwest stockholders to vote upon the First Midwest adjournment proposal, but not the First Midwest merger proposal or the First Midwest compensation proposal.
In this proposal, First Midwest is asking First Midwest stockholders to authorize the holder of any proxy solicited by the First Midwest board of directors on a discretionary basis (i) if there are not sufficient votes at the time of the First Midwest special meeting to approve the First Midwest merger proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to First Midwest stockholders, to vote in favor of adjourning the First Midwest special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from First Midwest stockholders who have previously voted. Pursuant to the First Midwest bylaws, if the adjournment is for more than thirty (30) days or if after the adjournment, a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting.
The approval of the First Midwest adjournment proposal by First Midwest stockholders is not a condition to the completion of the merger.
The First Midwest board of directors unanimously recommends a vote “FOR” the First Midwest adjournment proposal.

INFORMATION ABOUT THE COMPANIES
Old National
Old National is an Indiana corporation incorporated in 1982 and is a financial holding company. Through its wholly owned banking subsidiary, Old National Bank, Old National provides a wide range of services, including commercial and consumer loan and depository services, private banking, brokerage, trust, investment advisory, and other traditional banking services.
Old National’s principal subsidiary, Old National Bank, was founded in 1834 and is the oldest company in Evansville, Indiana. In 1982, Old National was formed and in 2001, it became a financial holding company. Old National is currently the largest financial holding company headquartered in the state of Indiana with consolidated assets of $23.7 billion as of June 30, 2021. Old National Bank operates 162 banking centers located primarily in Indiana, Kentucky, Michigan, Minnesota and Wisconsin. Each of the banking centers of Old National Bank provides a group of similar community banking services, including such products and services as commercial, real estate and consumer loans, time deposits, checking and savings accounts, cash management, brokerage, trust, and investment advisory services. The individual banking centers located throughout our Midwest footprint have similar operating and economic characteristics.
Old National’s common stock is traded on NASDAQ under the symbol “ONB.” The principal executive offices of Old National are located at One Main Street, Evansville, Indiana 47708, and its telephone number is (800) 731-2265.
First Midwest
First Midwest is a Delaware corporation incorporated in 1982 and headquartered in Chicago, Illinois. First Midwest is the third largest independent bank holding company headquartered in the state of Illinois with consolidated assets of $21.6 billion as of June 30, 2021. It is registered under the Bank Holding Company Act of 1956, as amended. First Midwest maintains a philosophy that focuses on helping its customers achieve financial success through its longstanding commitment to delivering highly personalized service. First Midwest has grown and expanded its market footprint by opening new locations, growing existing locations, enhancing its internet and mobile capabilities, and acquiring financial institutions, branches, and non-banking organizations.
First Midwest’s principal subsidiary, First Midwest Bank, is an Illinois state-chartered bank that, through its predecessors, has provided banking services for over 80 years. First Midwest Bank provides a full range of commercial, treasury management, equipment leasing, consumer, wealth management, trust, and private banking products and services through 108 banking locations in metropolitan Chicago, southeast Wisconsin, northwest Indiana, central and western Illinois, eastern Iowa, and other markets in the Midwest.
First Midwest’s common stock is traded on NASDAQ under the symbol “FMBI”; First Midwest’s Series A preferred stock is traded on NASDAQ under the symbol “FMBIP” and First Midwest’s Series C preferred stock is traded on NASDAQ under the symbol “FMBIO.” The principal executive offices of First Midwest are located at 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631, and its telephone number is (708) 831-7483.
Recent Developments
Old National 2021 Second Quarter Financial Results
On July 20, 2021, Old National announced its unaudited preliminary financial results for the quarter ended June 30, 2021. The preliminary financial data included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, Old National’s management. Crowe LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, Crowe LLP does not express an opinion or any other form of assurance with respect thereto. Net income was $62.8 million, or $0.38 per diluted share during the second quarter of 2021, compared to net income of $51.7 million, or $0.32 per diluted share, in the second quarter of 2020 and $86.8 million, or $0.52 per diluted share, in the first quarter of 2021. Net interest income increased to $149.9 million in the second quarter of 2021 compared to $145.7 million in the second quarter of 2020 primarily due to higher average earning assets, lower costs of average interest-bearing liabilities, and higher interest and fees related to Paycheck Protection Program (“PPP”) loans.

Net interest income increased in the second quarter of 2021 compared to the first quarter of 2021 primarily due to higher average loans and investment securities, partially offset by decreased loan and investment securities yields.
Old National recorded a provision for credit losses recapture of $4.9 million in the second quarter of 2021, compared to provision for credit losses expense of $22.5 million in the second quarter of 2020 and a provision for credit losses recapture of $17.4 million in the first quarter of 2021. The forecast scenario in the second quarter of 2021 included improved unemployment, gross domestic product, and house price index. In addition to the quantitative inputs, several qualitative factors were considered. These factors include the risk that unemployment and gross domestic product prove to be more severe and/or prolonged than our baseline forecast, the consumption of the vaccine is less than anticipated, the presence of resistant strains of the virus, and the slow return to full employment. The mitigating impacts of the reopening of the economy, ongoing increased unemployment benefits, as well as the various government sponsored loan programs, were also considered. Net recoveries totaled $0.3 million during the second quarter of 2021, compared to net charge-offs of $0.5 million during the second quarter of 2020 and net recoveries of $5 thousand in the first quarter of 2021. Non-performing loans decreased as a percentage of total loans to 1.03% at June 30, 2021, compared to 1.04% at June 30, 2020 and 1.13% at March 31, 2021.
Noninterest income totaled $51.5 million in the second quarter of 2021, a decrease compared to $58.5 million in the second quarter of 2020 and $56.7 million in the first quarter of 2021 reflecting lower mortgage banking revenue. Noninterest expense totaled $129.6 million in the second quarter of 2021 and included $6.5 million in diligence, integration and merger charges related to the proposed First Midwest transaction, $0.4 million in ONB Way charges and $1.8 million in tax credit amortization. Noninterest expense totaled $120.1 million in the second quarter of 2020 and $117.7 million in the first quarter of 2021.
Old National had total assets of $23.7 billion at June 30, 2021, compared to $22.1 billion at June 30, 2020 and $23.7 billion at March 31, 2021. Total loans were $13.8 billion at June 30, 2021, compared to $13.6 billion at June 30, 2020 and $13.9 billion at March 31, 2021. Old National has had strong commercial loan production in the first half of 2021, which was partially offset by a decline in PPP loans as we worked with our clients on the SBA forgiveness process. Total deposits rose to $17.9 billion at June 30, 2021, compared to $16.3 billion at June 30, 2020 and $17.8 billion at March 31, 2021.
The foregoing is only a summary and is not intended to be a comprehensive statement of Old National’s unaudited preliminary financial results. Interim financial statements as of and for the period ended June 30, 2021 will be included in Old National’s Quarterly Report on Form 10-Q to be filed by Old National with the SEC.
First Midwest 2021 Second Quarter Financial Results
On July 20, 2021, First Midwest announced its unaudited preliminary financial results for the quarter ended June 30, 2021. The preliminary financial data included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, First Midwest’s management. Ernst & Young LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.
Net income applicable to common shares totaled $47 million, or $0.41 per diluted common share for the second quarter of 2021, compared to $41 million, or $0.36 per diluted common share, for the first quarter of 2021, and $18 million, or $0.16 per diluted common share for the second quarter of 2020. Diluted earnings per share equaled $0.41 for the second quarter of 2021, which is up 14% from the first quarter of 2021 and up 156% from the second quarter of 2020.
First Midwest generated total revenue of $191 million, up 2% from the linked quarter and 7% over the prior year. Net interest income totaled $144 million at a net margin of 2.96% compared to 3.03% and 3.13% last quarter and a year ago, respectively. Overall, average interest-earning assets improved 14% annualized and 5% from the same periods. Noninterest income improved to $46 million, up 1% and 40% from the first quarter of 2021 and second quarter of 2020, respectively, with record wealth management fees and increases across all categories compared to last year.

Total loans equaled $15 billion, up 7% annualized from March 31, 2021 and 4% from June 30, 2020, excluding the PPP. Total loans includes loans originated under the PPP loan programs beginning in the second quarter of 2020, which totaled $705.9 million, $1.1 billion, and $1.2 billion as of June 30, 2021, March 31, 2021, and June 30, 2020, respectively.
Total average deposits were $17.0 billion for the second quarter of 2021, up 4.3% from the first quarter of 2021 and 10.9% from the second quarter of 2020. The increase in total average deposits compared to both prior periods was impacted by higher customer balances resulting from PPP funds and other government stimuli. In addition, the increase in total average deposits compared to the first quarter of 2021 was impacted by the normal seasonal increase in municipal deposits.
The allowance for credit losses was established at $223 million, or 1.56% of total loans, excluding PPP loans, compared to 1.73% at March 31, 2021 and 1.80% at June 30, 2020. First Midwest incurred net loan charge-offs of $16 million, compared to $8 million and $9 million in the first quarter of 2021 and second quarter of 2020, respectively, excluding purchased credit deteriorated loans, absorbing specific allowance for loan losses previously established. First Midwest reduced non-performing assets by 14%, performing loans classified as substandard and special mention by 4%, and loans past due 30-89 days by 32% from the first quarter of 2021.
The foregoing is only a summary and is not intended to be a comprehensive statement of First Midwest’s unaudited preliminary financial results. Interim financial statements as of and for the period ended June 30, 2021 will be included in First Midwest’s Quarterly Report on Form 10-Q to be filed by First Midwest with the SEC.

THE MERGER
This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of us into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 166.
Terms of the Merger
Each of Old National’s and First Midwest’s respective board of directors has approved the merger agreement. The merger agreement provides that, pursuant to the terms and subject to the conditions set forth in the merger agreement, Old National and First Midwest will merge, with Old National as the surviving corporation, which is referred to as the merger. Following the merger, Old National Bank and First Midwest Bank will merge, with Old National Bank as the surviving bank, which is referred to as the bank merger.
Each share of First Midwest common stock issued and outstanding immediately prior to the effective time, except for certain shares owned by Old National or First Midwest, will be converted into the right to receive 1.1336 shares of Old National common stock. First Midwest stockholders who would otherwise be entitled to a fraction of a share of Old National common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Old National closing share value.
In the merger, each share of First Midwest preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of new Old National preferred stock. Likewise, following the completion of the merger, each outstanding First Midwest depositary share representing a 1/40th interest in a share of the applicable series of First Midwest preferred stock will become an Old National depositary share and will represent a 1/40th interest in a share of the applicable series of the new Old National preferred stock. For a description of the terms of new Old National preferred stock and new Old National depositary shares, see the section entitled “Description of New Old National Preferred Stock” beginning on page 137 and the section entitled “Description of New Old National Depositary Shares” beginning on page 147.
Old National shareholders are being asked to approve the Old National merger proposal and First Midwest stockholders are being asked to approve the First Midwest merger proposal. See the section entitled “The Merger Agreement” beginning on page 104 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
As part of their respective ongoing consideration and evaluation of their long-term prospects and strategies, each of Old National’s and First Midwest’s board of directors (which we refer to in this section as the “Old National board” and the “First Midwest board,” respectively) and Old National’s and First Midwest’s senior management regularly review their respective business strategies and objectives, including assessments of potentially available strategic growth and strategic combination opportunities, as part of their continuous efforts to enhance value for their respective shareholders and deliver the best possible services to their customers and communities. These reviews have focused on, among other things, prospects and developments in the financial services industry, the financial markets, the regulatory environment, the economy generally, and the implications of these prospects and developments for financial institutions generally and for Old National and First Midwest in particular. These reviews also include assessments of ongoing consolidation in the financial services industry and the benefits and risks to Old National and First Midwest, respectively, and their respective shareholders of pursuing strategic combinations and sale opportunities as compared to the benefits and risks of continued operation as a standalone company. As part of their respective strategies, from time to time, each of Old National and First Midwest has acquired other financial institutions and nonbank companies, as well as specific assets of other financial institutions, such as through branch acquisitions, to achieve their respective strategic goals.
In addition, each of the Old National board and the First Midwest board, as well as members of Old National’s and First Midwest’s senior management, regularly meet with representatives of various financial advisory firms experienced in the financial services industry to discuss, among other things, market conditions, industry trends, Old National’s and First Midwest’s respective performance and potential strategic combinations and sale opportunities. Moreover, from time to time, James C. Ryan, III, Chairman and Chief Executive Officer of Old National, and Michael L. Scudder, Chairman and Chief Executive Officer of First Midwest, have engaged in discussions with chief executive officers of other financial services companies, including with respect to potential strategic combinations and sale opportunities that may be available to enhance value for Old National and First Midwest, respectively, and their respective shareholders.
In this regard, prior to executing the merger agreement with First Midwest, Old National had discussions with other financial institutions regarding potential strategic transactions, but none of these discussions advanced beyond preliminary stages. Old National received assistance from Keefe, Bruyette & Woods, Inc. (“KBW”) and Squire Patton Boggs (US) LLP (“Squire Patton Boggs”) in connection with these preliminary discussions and Old National’s consideration of the financial, legal and regulatory implications of any potential business combination. Old National engaged KBW as its financial advisor and Squire Patton Boggs as its outside legal counsel, in connection with a potential transaction involving Old National and First Midwest.
Similarly, prior to executing the merger agreement with Old National, First Midwest had discussions with other financial institutions regarding potential strategic transactions, but none of these discussions advanced beyond preliminary stages. First Midwest engaged J.P. Morgan Securities LLC (“J.P. Morgan”) as its financial advisor and Sullivan & Cromwell LLP (“Sullivan & Cromwell”) as its outside legal counsel to assist First Midwest in connection with these preliminary discussions, its consideration of the financial, legal and regulatory implications of a possible business combination and a potential transaction involving First Midwest and Old National.
In the past, Old National and First Midwest have had certain business relationships, and certain senior executives of each company are familiar with one another. In addition, Mr. Ryan and Mr. Scudder have known each other for several years and have periodically discussed trends in the financial services industry and their respective companies generally. These discussions occurred during meetings at investor and banking industry conferences and in social settings. These prior discussions did not involve the possibility of a business combination between Old National and First Midwest.
On December 18, 2020, Mr. Ryan and Mr. Scudder spoke by telephone regarding the strategic vision and culture of their respective companies and agreed that they would meet in person in early January 2021 to further discuss their companies and strategic outlooks.
On January 7, 2021, Mr. Ryan and Mr. Scudder met in Evansville, Indiana. They discussed their companies, including their respective cultures, philosophies, business strategies, governance, operating models, objectives and strategic opportunities and challenges, and how the two companies might align. Mr. Ryan and Mr. Scudder each concluded that the potential alignment of Old National and First Midwest merited further discussion. No specific business combination proposal was made at this time.
At a regularly scheduled Old National board meeting on January 28, 2021, with members of Old National management in attendance, representatives of KBW provided an overview of the current mergers and acquisitions market in connection with Old National’s strategic planning. There was a discussion regarding financial and non-financial factors for Old National to consider as it evaluated potential transactions, including merger of equals transactions. Representatives of KBW reviewed potential strategic partnerships for Old National, including a potential transaction with First Midwest. The Old National board authorized Mr. Ryan to engage in discussions with certain potential strategic partners discussed in the meeting, including First Midwest.
On February 1, 2021 and again on February 10, 2021, Mr. Ryan and Mr. Scudder further discussed the potential alignment and compatibility of Old National and First Midwest and the possibility of pursuing a strategic business combination between the companies, including the potential benefits that could arise from such a combination. Mr. Ryan and Mr. Scudder agreed that certain other executives of Old National and First Midwest should meet in person to further discuss these matters.
At a regularly scheduled First Midwest board meeting on February 17, 2021, Mr. Scudder advised the board of his preliminary discussions with Mr. Ryan.
On March 2, 2021, Mr. Ryan, James A. Sandgren, President and Chief Operating Officer of Old National, and Brendon B. Falconer, Senior Executive Vice President and Chief Financial Officer of Old National, and Mr. Scudder, Mark G. Sander, President and Chief Operating Officer of First Midwest, and Patrick S. Barrett,

Executive Vice President and Chief Financial Officer of First Midwest, met in suburban Chicago, Illinois and continued discussing the potential alignment and compatibility of Old National and First Midwest and the possibility of pursuing a strategic business combination between the two companies. At this meeting, the executives of Old National and First Midwest discussed their respective views of the future of the financial services industry, the competitive landscape and the favorable effects of additional scale. The executives expressed the view that Old National and First Midwest had complementary business models and cultures and that any business combination would be structured as a merger of equals and could present a compelling opportunity for the two companies and their shareholders. Upon conclusion of the meeting, Mr. Ryan and Mr. Scudder agreed to continue to explore the viability of a combination of Old National and First Midwest.
Following the March 2, 2021 meeting and through mid-April 2021, Mr. Ryan and Mr. Scudder had multiple additional conversations regarding potential governance terms for a possible merger of equals, including leadership and management structure, composition of the board of directors, corporate name, headquarters location and similar matters for a combined company. In addition, Mr. Ryan and Mr. Scudder discussed potential financial terms for a possible merger of equals, including a general framework for calculating the exchange ratio based on market values and an even division between Old National and First Midwest of the financial benefits, including anticipated cost savings and synergies, of a potential combination.
During this period, management of both companies also determined that confidentiality arrangements should be put in place. Accordingly, on March 15, 2021, Old National and First Midwest executed a mutual confidentiality and nondisclosure agreement.
On March 29, 2021, a special meeting of the Old National finance and corporate development committee was held to discuss a potential strategic business combination with First Midwest. Members of Old National management, Old National’s board, and representatives of KBW also attended the meeting. Mr. Ryan provided an update regarding recent meetings between Old National and First Midwest. The Old National finance and corporate development committee reviewed information regarding the potential strategic partner landscape and the likelihood of a transaction with each institution. Messrs. Ryan and Falconer and representatives of KBW provided an overview of First Midwest, including its business, financial position and market presence, based on publicly available information, and updated the committee on the status of preliminary discussions with First Midwest regarding governance and other matters. Old National management also discussed certain anticipated financial and strategic benefits of the potential transaction, including with respect to scale, synergies, talent, risk management and technology. There was a discussion of potential outcomes, including estimated cost savings, from a potential transaction with First Midwest. The committee reviewed an illustrative pro forma financial overview and contribution analysis for the balance sheet, earnings and market capitalization related to a potential strategic business combination transaction involving First Midwest and Old National. The Old National finance and corporate development committee discussed the key benefits and risks of engaging in a transaction with First Midwest. Following these discussions, the committee, along with the remaining members of Old National's board who were present at the meeting, supported continued discussions with representatives of First Midwest regarding the potential transaction.
On April 7, 2021, a special meeting of the First Midwest board was held to discuss a possible transaction with Old National. Members of First Midwest management and representatives of J.P. Morgan and Sullivan & Cromwell also attended the meeting. At the meeting, the First Midwest board considered and discussed the general landscape for financial services mergers and acquisitions, including the potential opportunities for First Midwest to engage in mergers and acquisitions activity that could enhance long-term value for First Midwest’s shareholders and other constituencies in light of the increasing need for scale and investments in technology in the financial services industry and the business and regulatory environment. J.P. Morgan provided the First Midwest board with an overview of recent consolidation transactions and mergers of equals transactions in the financial services industry.
The First Midwest board also reviewed and discussed a list of other potential counterparties that could engage in a merger of equals and others that could engage in a strategic business combination with, or otherwise acquire, First Midwest. With the assistance of management and J.P. Morgan, the First Midwest board also engaged in a detailed review and discussion of strategic alternatives, including remaining independent, continuing its existing strategy of acquiring other financial institutions and nonbank companies, engaging in a merger of equals or engaging in a strategic business combination. The First Midwest board discussed the key benefits and risks of each course of action.

In addition, during this First Midwest board meeting on April 7, 2021, representatives of J.P. Morgan provided the First Midwest board with an overview of Old National’s business, financial position and geographic footprint, as well as an illustrative pro forma financial overview of a potential strategic business combination transaction involving First Midwest and Old National. Mr. Scudder and representatives of J.P. Morgan also provided an overview of a potential strategic combination with Old National indicating that, if the proposed strategic combination between First Midwest and Old National were to be structured as a merger of equals, such transaction would likely involve a low or no premium transaction with an exchange ratio to be fixed in the merger agreement and designed to evenly split the value of the anticipated cost savings and synergies of the potential merger of equals between Old National and First Midwest shareholders and stockholders, respectively. Members of First Midwest management, together with representatives of J.P. Morgan and Sullivan & Cromwell, also discussed with the board, and the board considered, the governance arrangements of recent mergers of equals in the financial services industry, including with respect to chairman of the board, chief executive officer and senior management positions and board composition, and the name and location of the combined company and bank. Following these discussions, the First Midwest board directed First Midwest management, with the assistance of J.P. Morgan and Sullivan & Cromwell, to continue to explore a potential merger of equals with Old National.
On April 12, 2021, Mr. Ryan and Mr. Sandgren met with Mr. Scudder and Mr. Sander in Chicago, Illinois to continue discussing a possible merger of equals between Old National and First Midwest. Shortly thereafter, Mr. Ryan and Mr. Scudder exchanged a preliminary discussion document outlining potential pricing for a proposed transaction and a governance framework that reflected their discussions and understanding of terms that may be acceptable to each party, including that the potential merger of equals would involve a low or no premium transaction, Mr. Scudder and Mr. Ryan would serve as Executive Chairman and Chief Executive Officer, respectively, of the surviving corporation, the board of the surviving corporation would be evenly split, the name of the surviving corporation and surviving bank would be Old National and Old National Bank, the headquarters and main office would be located in Evansville, Indiana and the headquarters of the Commercial Banking operations and the Consumer Banking operations would be located in Chicago, Illinois. This preliminary discussion document formed the basis of negotiations through the execution of the merger agreement. Following this meeting, Mr. Ryan and Mr. Scudder instructed their respective management teams to begin a detailed due diligence process.
On April 14, 2021, a regular meeting of the Old National finance and corporate development committee was held to discuss the proposed due diligence timeline for the potential business combination with First Midwest. Members of Old National management also attended the meeting. Old National management reviewed the schedule for due diligence meetings with First Midwest management teams. There was a discussion regarding First Midwest’s activities with respect to diversity, equity and inclusion. The committee also discussed the benefits and risks of the potential business combination with First Midwest. There was a discussion of the First Midwest markets, including the Chicago market, and Old National’s engagement of McKinsey & Company, an independent third party, to review the Chicago banking market.
Beginning on April 15, 2021 and continuing through the execution of the merger agreement, members of Old National’s and First Midwest’s management teams met to continue their mutual due diligence and discuss the potential integration of the companies’ businesses and management teams if a merger of equals were to proceed.
On April 21, 2021, certain independent members of the First Midwest board previously designated to serve as a transaction working group of the board to provide guidance and support to First Midwest management in connection with the pursuit and negotiation of a transaction with Old National (the “First Midwest transaction working group”) met along with members of First Midwest management and representatives of J.P. Morgan. At this meeting, the First Midwest transaction working group considered and discussed the proposed pricing and governance framework prepared by Mr. Ryan and Mr. Scudder, the timeline for a potential transaction and the status of due diligence for the transaction. The First Midwest transaction working group expressed its support for continuing to pursue the transaction.
On April 28, 2021, in Evansville, Indiana, Mr. Scudder and Mr. Sander attended a dinner with several members of Old National’s board and executive management. The next day, a regularly scheduled meeting of the Old National board took place at which members of Old National management and representatives of Squire Patton Boggs, McKinsey & Company and KBW were present. Mr. Scudder and Mr. Sander also attended a portion of this meeting and provided the Old National board with an overview of First Midwest and its business, and shared their perspectives on the potential transaction, including the companies’ complementary cultures and the potential synergies and benefits that could be realized for both parties and their respective shareholders. After Mr. Scudder and Mr. Sander left the meeting, representatives of McKinsey & Company provided a report regarding the Chicago banking market, including an economic and competitive review. At the meeting, Old National management provided an update on the status of the mutual due diligence process, including the results of the review conducted to date in the areas of credit, audit, compliance, risk management, information technology and other topics. Old National management reviewed the timeline for additional due diligence meetings. Representatives of Squire Patton Boggs reviewed with the directors their obligations with respect to insider trading and fiduciary duties, as they had previously done, and discussed with the directors the legal, regulatory and governance implications of a potential merger of equals transaction and the customary terms of a merger agreement among bank holding companies. There was also a discussion regarding the communication plan and confidentiality expectations in connection with the potential transaction. Following these discussions, and after further consideration and discussion of the potential advantages and risks to Old National and its shareholders of the potential transaction, the Old National board expressed its support for continued exploration of a potential merger of equals with First Midwest.
On May 3, 2021, members of Old National management and representatives of Squire Patton Boggs met with the chairperson of the Old National talent development and compensation committee. At this meeting, there was a discussion regarding strategies to minimize the talent risks associated with the potential business combination and how to properly incentivize and reward effective integration of the companies, system conversions, achievement of cost savings and retain executives critical to achieving the above-described objectives.
On May 4, 2021, in Chicago, Illinois, Mr. Ryan and Mr. Sandgren attended a dinner with certain members of First Midwest’s executive management and several First Midwest directors. On May 5, 2021, the First Midwest board held a special meeting to further consider a potential merger of equals between First Midwest and Old National. Members of First Midwest’s management and representatives of J.P. Morgan and Sullivan & Cromwell attended this meeting. Mr. Ryan and Mr. Sandgren attended a portion of the meeting and provided the First Midwest board with an overview of Old National and its business, and shared their perspectives on the potential merger of equals transaction, including the companies’ complementary cultures and the diversified franchise and benefits of scale that could be realized for both parties and their respective shareholders. Thereafter, following the departure of Mr. Ryan and Mr. Sandgren from the meeting, J.P. Morgan discussed certain financial aspects and Sullivan & Cromwell discussed the legal and regulatory implications of the potential transaction. Representatives of J.P. Morgan provided an update to the First Midwest board on the strategic landscape for financial services companies, including a discussion of recently announced financial services companies mergers of equals, and an overview of the transaction framework that had been discussed between First Midwest’s and Old National’s senior management.
J.P. Morgan also provided the First Midwest board with an overview of Old National’s business and financial position and reviewed certain illustrative pro forma financial information. The First Midwest board then considered and discussed with members of First Midwest management and a representative of Sullivan & Cromwell key terms of a potential merger of equals with Old National. Such key terms included structuring the transaction as an all-stock merger using a fixed exchange ratio designed to evenly split the value of the anticipated cost savings and synergies of the potential merger of equals transaction, having the composition of the board of the surviving corporation be evenly split between First Midwest and Old National, and determining prior to any transaction announcement the respective roles of Mr. Ryan, Mr. Scudder, Mr. Sander and Mr. Sandgren and of the potential compensation and retention arrangements relating to such roles. Following this discussion, the First Midwest board, First Midwest management and a representative of Sullivan & Cromwell discussed various governance and process terms in connection with the ongoing consideration of the potential merger of equals with Old National. It was determined that First Midwest management would update and consult with the First Midwest transaction working group on a periodic basis and that with respect to certain compensation, benefits and employment arrangements, including those for Mr. Scudder and Mr. Sander and other senior executives of First Midwest and senior executives of Old National, representatives of Sullivan & Cromwell and certain members of First Midwest management, other than Mr. Scudder and Mr. Sander, would consult with and update the lead independent director of the First Midwest board and the chair of the compensation committee of the First Midwest board. At the conclusion of the meeting, the First Midwest board authorized First Midwest senior management to continue to pursue and negotiate the terms of the potential merger of equals with Old National.

Starting in early May, Old National and First Midwest, respectively, made available to each other in virtual data rooms various documents and other due diligence materials for mutual due diligence review.
On May 10, 2021, representatives of Sullivan & Cromwell sent to Squire Patton Boggs an initial draft of an amendment to the amended and restated bylaws of Old National (the “Old National bylaw amendment”) that would provide for various post-closing corporate governance arrangements and be attached as an exhibit to the merger agreement and adopted by Old National at the effective time of the merger. These arrangements included the roles of Mr. Scudder as Executive Chairman and Mr. Ryan as Chief Executive Officer, the composition of the board and designation of the lead independent director, the standing committees of the board and their composition, including chair positions, the name of the combined company and bank and that their respective headquarters and main office would be located in Evansville, Indiana and the headquarters of the Commercial Banking operations and the Consumer Banking operations being located in Chicago, Illinois. Thereafter, through May 29, 2021, representatives of Squire Patton Boggs and Sullivan & Cromwell negotiated and finalized the Old National bylaw amendment, reflecting discussions between the parties.
On May 11, 2021, the talent development and compensation committee of the Old National board held a meeting with members of Old National management and representatives of Squire Patton Boggs and Compensation and Benefits Advisory Services, LLC (“Compensation and Benefits Advisory Services”) in attendance. The committee discussed compensation practices in the context of a merger of equals, including the treatment of change of control agreements and equity awards for Old National and First Midwest. There was a discussion regarding various employment related matters, including compensation arrangements with certain key executives of First Midwest and Old National.
On May 12, 2021, the First Midwest transaction working group met with First Midwest management and representatives of Sullivan & Cromwell to review and discuss certain key governance terms to be set forth in the Old National bylaw amendment as described above. In addition, First Midwest management and representatives of Sullivan & Cromwell updated the First Midwest transaction working group on the status of due diligence and results to date, the assessment of cost synergies and discussions on determining the exchange ratio.
Also on May 12, 2021, representatives of Squire Patton Boggs sent an initial draft of the merger agreement to representatives of Sullivan & Cromwell. Thereafter, representatives of Squire Patton Boggs and Sullivan & Cromwell negotiated and finalized the merger agreement, reflecting discussions between the parties.
On May 13, 2021, the Old National board held a special meeting. Old National management, representatives of Squire Patton Boggs and representatives of KBW were in attendance. Members of Old National management updated the Old National board on the progress of the due diligence process and negotiation of the definitive transaction documents with First Midwest since the last meeting and discussed the potential timing of a transaction. Representatives of KBW, together with members of Old National management, reviewed potential financial aspects of a merger with First Midwest. The Old National board reviewed and discussed with representatives of Squire Patton Boggs certain terms of the draft merger agreement, including pricing, and governance matters, and certain employment related matters, including the arrangements with Messrs. Scudder and Sander.
On May 14, 2021, the lead independent director and the chair of the compensation committee of the First Midwest board, representatives of Sullivan & Cromwell and certain members of First Midwest management, other than Mr. Scudder and Mr. Sander, considered and discussed various employment related matters in connection with the proposed merger of equals, including the employment arrangements for Mr. Ryan, Mr. Scudder, Mr. Sander and Mr. Sandgren, the treatment of outstanding equity awards in the merger, including performance based awards, the treatment of 2021 bonuses in the merger, a retention bonus pool and approaches to employee retention and morale between signing and closing.
On May 18, 2021, the talent development and compensation committee of the Old National board held a special meeting, which was attended by members of Old National management and representatives of Squire Patton Boggs, KBW and Compensation and Benefits Advisory Services. Representatives of Squire Patton Boggs discussed the status of the transaction with First Midwest and the employment arrangements for Messrs. Ryan, Scudder, Sander and Sandgren in connection with the proposed merger of equals.
At its regular meeting on May 19, 2021, the First Midwest board received an update on the discussions regarding the potential merger of equals with Old National. Members of First Midwest management and representatives of

J.P. Morgan and Sullivan & Cromwell attended this meeting. At the meeting, First Midwest management described the status of the continued due diligence process and the current state of the negotiations between the parties regarding transaction terms. Representatives of J.P. Morgan provided the First Midwest board with an overview of the proposed transaction, including the parties’ proposed framework for calculating the exchange ratio and other financial terms. A representative of Sullivan & Cromwell discussed the directors’ fiduciary duties in connection with the First Midwest board’s evaluation of the potential merger and strategic alternatives and summarized certain governance matters set forth in the Old National bylaw amendment. At the conclusion of the meeting, the First Midwest board authorized First Midwest senior management to continue to pursue and negotiate the terms of the potential merger of equals with Old National.
On May 19 and May 20, 2021, Messrs. Scudder and Sander, as well as certain other members of First Midwest’s executive management, met in Evansville, Indiana with Messrs. Ryan and Sandgren, as well as certain other members of Old National’s executive management among other members of Old National management. At these meetings, the management teams discussed the potential synergies of the proposed merger of equals transaction. On May 20, 2021, the First Midwest management team attended a special meeting of the Old National Bank board of directors where the parties discussed their respective cultures, the similarities between the two organizations and the strategic alignment and financially compelling aspects of the proposed merger of equals.
Throughout the last two weeks of May 2021, First Midwest’s and Old National’s management teams, with the assistance of the parties’ respective financial and legal advisors, continued to negotiate and finalize the merger agreement and other transaction documents, including the Old National bylaw amendment, and completed their respective due diligence activities.
On May 22, 2021, First Midwest and Old National, with the assistance of their financial advisors, began to finalize the calculation and determination of the exchange ratio, including the premium, if any, to be received by shareholders of First Midwest.
On May 24, 2021, the lead independent director and the chair of the compensation committee of the First Midwest board, representatives of Sullivan & Cromwell and certain members of First Midwest management, other than Mr. Scudder and Mr. Sander, considered and discussed various employment related matters in connection with the proposed merger of equals, including the employment arrangements for Mr. Ryan, Mr. Scudder, Mr. Sander and Mr. Sandgren, the treatment of outstanding equity awards in the merger, including performance based awards, the treatment of 2021 bonuses in the merger, a retention bonus pool and approaches to employee retention and morale between signing and closing.
Also on May 24, 2021, members of Old National management and the chairperson of the talent development and compensation committee met with representatives of Squire Patton Boggs and KBW to further review and discuss certain key transaction terms for a merger of equals transaction between First Midwest and Old National. There was a discussion of the terms of the Old National bylaw amendment that provides for certain ongoing governance arrangements post-closing, the status of discussions surrounding the exchange ratio, the status of due diligence, the negotiation of the definitive merger agreement and other related documentation, the preparations for a possible announcement of the transaction and the process and next steps relating to the foregoing. In addition, members of Old National management, the chairperson of the talent development and compensation committee and a representative of Squire Patton Boggs discussed and considered certain compensation matters, including the arrangements with Mr. Ryan, Mr. Scudder, Mr. Sander and Mr. Sandgren.
On May 25, 2021, the talent development and compensation committee of the Old National board held a meeting that was attended by representatives of Squire Patton Boggs, KBW and Compensation and Benefits Advisory Services. Representatives of Squire Patton Boggs and Compensation and Benefits Advisory Services reviewed and discussed with the committee the terms of the proposed letter agreements to be entered into by Old National with Messrs. Ryan and Sandgren in connection with and effective upon the closing of the proposed business combination. There was a discussion regarding strategies to mitigate risks, providing incentives to achieve critical items, retaining key executives and aligning the interests of the executives to those of shareholders. The talent development and compensation committee discussed the performance awards to be granted to Messrs. Ryan and Sandgren pursuant to the letter agreements. The talent development and compensation committee approved the proposed retention agreements to be entered into by Old National with Messrs. Ryan and Sandgren, subject to approval by the Old National board of the proposed merger agreement.

On the afternoon of May 25, 2021, the First Midwest transaction working group met with representatives of J.P. Morgan and Sullivan & Cromwell to further review and discuss certain key transaction terms for the proposed merger of equals between First Midwest and Old National. Members of First Midwest’s management and a representative of Sullivan & Cromwell considered and discussed certain compensation matters, including the arrangements with Mr. Ryan, Mr. Scudder, Mr. Sander and Mr. Sandgren, the terms of the Old National bylaw amendment, the status of discussions surrounding the exchange ratio, the status of due diligence, the negotiation of the merger agreement and other related documentation, the preparations for a possible announcement of the transaction and the process and next steps relating to the foregoing. Members of the First Midwest transaction working group expressed their continued support for the proposed merger of equals.
On the same day, Old National and First Midwest, with the assistance of their respective financial advisors, reached an agreement on a fixed exchange ratio of 1.1336 shares of Old National common stock for each share of First Midwest common stock. Based on the closing price per share of Old National common stock and First Midwest common stock on May 25, 2021, and a fifteen day volume weighted average price of Old National common stock and First Midwest common stock as of that date, this exchange ratio represented a premium to holders of First Midwest common stock of 3.3% and 3.6%, respectively.
On May 27, 2021, the Old National board held a special meeting at which representatives of Old National management were present to evaluate and consider the proposed merger of equals of Old National and First Midwest. Representatives of Squire Patton Boggs, KBW and Compensation and Benefits Advisory Services were also in attendance at the meeting to discuss the legal and financial aspects of the potential transaction, and in the case of Squire Patton Boggs and Compensation and Benefits Advisory Services, compensation matters. At the meeting, Old National management updated the Old National board on the status of the current proposed terms of the merger, as discussed between the parties. Old National management discussed the mutual due diligence process conducted, including relevant diligence findings. Representatives of Squire Patton Boggs then reviewed with the Old National board the terms of the draft merger agreement, including the proposed articles of incorporation and bylaw amendments provided for in the merger agreement, as well as the terms of the letter agreements with Messrs. Ryan and Sandgren that were anticipated to be entered into in connection with the transaction and related matters. Representatives of Squire Patton Boggs also reviewed the directors’ fiduciary duties in connection with the proposed transaction, as they had previously done. Also at the meeting, representatives of KBW reviewed with the Old National board certain financial aspects of the potential transaction, including preliminary financial analyses performed by KBW as well as a review of the potential pro forma financial and operating impacts of the proposed transaction. Following these discussions, and after further consideration and discussion of the strategic merits of the merger for Old National and its shareholders, the Old National board expressed support for continuing negotiations to finalize the terms of the potential transaction. The Old National board also met in executive session with a representative of Compensation and Benefits Advisory Services and discussed the material terms of the letter agreements that were anticipated to be entered into in connection with the transaction with Messrs. Ryan and Sandgren.
On May 28, 2021, the First Midwest board held a special meeting to analyze and consider the proposed merger of equals of First Midwest and Old National. Members of First Midwest management and representatives of J.P. Morgan and Sullivan & Cromwell also attended this meeting. J.P. Morgan provided the First Midwest board with an overview of the proposed transaction framework and financial terms, including the parties’ framework for calculating the exchange ratio as well as preliminary financial analysis of the proposed transaction. Representatives of Sullivan & Cromwell discussed with the directors their fiduciary duties in connection with the First Midwest board’s evaluation of the potential merger and strategic alternatives, and also reviewed and discussed the regulatory requirements for approvals of bank and bank holding company combination transactions, the regulatory environment for banks in general and for bank merger transactions in particular, and the terms of the draft merger agreement, including the Old National bylaw amendment, and the draft Old National and First Midwest letter agreements relating to respective employment arrangements for Mr. Ryan, Mr. Sandgren, Mr. Scudder and Mr. Sander. Members of First Midwest management also discussed the due diligence process and First Midwest’s conclusions. Among other things, the First Midwest board considered and discussed the social and economic effects of the proposed merger of equals on First Midwest and its employees and customers and the potential effects of the transaction on the communities served by First Midwest, the business and financial condition and earnings prospects of Old National and the competence, experience and integrity of Old National and Old National’s management. Prior to the conclusion of the meeting, First Midwest management expressed its recommendation of the proposed transaction to the First Midwest board. The First Midwest board also met in executive session with representatives of J.P. Morgan and Sullivan & Cromwell present. At the conclusion of the meeting, the First Midwest board recessed the meeting until the morning of May 30, 2021 and authorized First Midwest senior management to complete negotiation of the terms of the proposed merger of equals with Old National prior to the reconvening of the meeting.
On the morning of May 29, 2021, the Old National board held a special meeting to consider the negotiated terms of the proposed merger between Old National and First Midwest and entry into the merger agreement by Old National. Representatives of Squire Patton Boggs and KBW were also in attendance at the meeting. At the meeting, Old National management provided an update on the terms of the potential transaction, including the proposed final exchange ratio of 1.1336 shares of Old National common stock per share of First Midwest common stock. KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the Old National board to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Old National. For more information, see the section entitled “The Merger—Opinion of Old National’s Financial Advisor” and Annex C. Representatives of Squire Patton Boggs then reviewed with the directors the proposed final terms of the merger agreement and the letter agreements to be entered into in connection with the transaction. At the conclusion of the meeting, after careful review and discussion by the Old National board, including consideration of the factors described below under “The Merger—Old National’s Reasons for the Merger; Recommendation of Old National’s Board of Directors,” the Old National board unanimously determined that the merger agreement, the merger and the transactions contemplated by the merger agreement are advisable and in the best interests of Old National and its shareholders and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated thereby and the entry into the merger agreement by Old National.
On the morning of May 30, 2021, the First Midwest board held a special meeting to consider further the negotiated terms of the proposed merger and the entry into the merger agreement by First Midwest. Members of First Midwest management and representatives of J.P. Morgan and Sullivan & Cromwell also attended this meeting. Management of First Midwest updated the First Midwest board on the status of the negotiations and advised that the negotiations of the merger agreement and other definitive transaction documents were substantially complete, including the proposed final exchange ratio of 1.1336 shares of Old National common stock for each share of First Midwest common stock. J.P. Morgan reviewed its updated financial analyses of the exchange ratio with the First Midwest board and, following discussion, rendered to the First Midwest board J.P. Morgan’s oral opinion, which was subsequently confirmed in writing, to the effect that, as of May 30, 2021 and based upon and subject to the factors and various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the opinion, the exchange ratio in the proposed merger of First Midwest and Old National was fair, from a financial point of view, to holders of First Midwest common stock. For more information, see the section entitled “The Merger—Opinion of First Midwest’s Financial Advisor” and Annex D. Thereafter, management of First Midwest confirmed its recommendation of the proposed transaction to the First Midwest board. At the conclusion of the meeting, after further review and discussion by the First Midwest board, including consideration of the factors described below under “The Merger—First Midwest’s Reasons for the Merger; Recommendation of First Midwest’s Board of Directors”, the First Midwest board unanimously determined that the merger agreement and the transactions contemplated thereby were advisable and in the best interests of First Midwest and its stockholders, and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated thereby and the entry into the merger agreement by First Midwest.
Following the meeting of the First Midwest board on May 30, 2021, Old National and First Midwest executed the merger agreement mid-day on May 30, 2021. The transaction was announced on the morning of June 1, 2021, before the opening of the financial markets in the U.S., in a press release jointly issued by Old National and First Midwest.
Old National’s Reasons for the Merger; Recommendation of Old National’s Board of Directors
After careful consideration, the Old National board of directors, at a special meeting held on May 29, 2021, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger and the Old National articles and bylaw amendments, are advisable and in the best interests of Old

National and its shareholders, (ii) approved and adopted the merger agreement and the Old National articles and bylaw amendments and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger.
In reaching this decision, the Old National board of directors evaluated the merger agreement, the mergers and the other matters contemplated by the merger agreement in consultation with Old National’s senior management, as well as with Old National’s legal and financial advisors, and considered a number of factors, including the following principal factors:
•	each of Old National’s and First Midwest’s business, operations, financial condition, asset quality, earnings, markets and prospects;
•	the strategic rationale for the merger;
•	the complementary footprints of Old National and First Midwest and the resulting expansion of Old National’s banking markets;
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the current and prospective environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, the accelerating pace of technological change in the financial services industry, operating costs resulting from regulatory and compliance mandates, scale and marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, current employment market conditions and the likely effects of these factors on Old National’s potential growth, development, productivity and strategic options both with and without the merger;

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the expanded possibilities for growth that would be available to Old National, given its expanded suite of product offerings, larger capital and deposit base, and broader footprint, including an increased presence in the Midwest;

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the compatibility of Old National’s and First Midwest’s cultures and credit philosophies, including their shared commitment to local communities and the expectation that following the completion of the merger there will be an increase in Old National’s lending to low- to middle-income borrowers, small businesses and community development activities, along with an increase in Old National’s direct philanthropy;

•	the complementary nature of the products, customers and markets of the two (2) companies, which Old National believes should provide the opportunity to mitigate risks and increase potential returns;
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the benefits and opportunities First Midwest will bring to Old National, including enhanced scale, product offerings and footprint, which should improve the ability of the combined company to attract and retain talent and customers;

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the anticipated pro forma financial impact of the merger on Old National, including potential tangible book value accretion, as well as positive impact on earnings, return on equity, asset quality, liquidity and regulatory capital levels;

•	the expectation of cost synergies resulting from the merger, which will enable, among other things, increased spending on technology;
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the expectation that the merger will offer potentially significant revenue synergies across multiple business lines and the fact that such revenue synergies were identified but not included in the financial analysis;

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its review and discussions with Old National’s senior management concerning Old National’s due diligence examination of, among other areas, the operations, financial condition and regulatory compliance programs and prospects of First Midwest;

•	its understanding that Old National shareholders would own approximately fifty-six percent (56%) of the combined company’s common stock;

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the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by First Midwest stockholders as a result of possible increases or decreases in the trading price of First Midwest or Old National stock following the announcement of the merger, which the Old National board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

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the opinion, dated May 29, 2021, of KBW to Old National’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Old National of the exchange ratio in the proposed merger, as more fully described below under “The Merger—Opinion of Old National’s Financial Advisor”;

•	its review with Old National’s outside legal counsel of the material terms of the merger agreement, including the representations, warranties, covenants, deal protection and termination provisions;
•	its expectation that the required regulatory approvals could be obtained in a timely fashion;
•	the fact that Old National’s shareholders will have the opportunity to vote to approve the merger agreement;
•	the fact that eight (8) of sixteen (16) total directors of the combined company would be current members of the Old National board of directors (including Mr. Ryan and Ms. Skillman);
•	the fact that Mr. Ryan would serve as the Chief Executive Officer of the combined company and Mr. Sandgren will serve as the Chief Executive Officer, Commercial Banking, of the combined company;
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the execution of letter agreements with certain key employees of both Old National and First Midwest in connection with the merger, which the Old National board of directors believes is important to enhancing the likelihood that the strategic benefits that Old National expects to achieve as a result of the merger will be realized;

•	the fact that Old National’s current headquarters in Evansville, Indiana will remain the headquarters for Old National and Old National Bank;
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the fact that Old National’s bylaws would be amended to preserve certain corporate governance arrangements of the combined company (including the allocation of directors between Old National and First Midwest and senior executive management positions of the combined company) for a period of at least three (3) years following the closing of the merger; and

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Old National’s and First Midwest’s past records of integrating many acquisitions and of realizing expected financial and other benefits of such acquisitions and the strength of Old National’s management and infrastructure to successfully complete the integration process.

The Old National board of directors also considered the potential risks related to the transaction. The board concluded that the anticipated benefits of combining with First Midwest were likely to outweigh these risks substantially. These potential risks included, among others:
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the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two (2) companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where Old National and First Midwest operate businesses;

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the costs to be incurred in connection with the merger and the integration of First Midwest’s and Old National’s respective businesses and the possibility that the transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;
•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of Old National and First Midwest;

•	the risk of losing key Old National or First Midwest employees during the pendency of the merger and following the closing;
•	the possible diversion of management focus and resources from the operation of Old National’s business while working to implement the transaction and integrate the two (2) companies;
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the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of Old National common stock or First Midwest common stock, the value of the shares of Old National common stock to be issued to First Midwest stockholders upon the completion of the merger could be significantly more than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

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the risk that the regulatory and other approvals required in connection with the merger may not be received in a timely manner or at all or may impose conditions that may adversely affect the anticipated operations, synergies and financial results of Old National following the completion of the merger;

•	the potential for legal claims challenging the merger; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information, factors and risks considered by the Old National board of directors is not intended to be exhaustive, but includes the material factors and risks considered by the board. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Old National board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The board considered all these factors as a whole, and overall considered the factors to support its determination.
For the reasons set forth above, the Old National board of directors determined that the merger agreement and the transactions contemplated thereby (including the merger, the Old National articles amendment, the Old National bylaw amendment and the Old National stock issuance) are in the best interests of Old National and its shareholders.
Certain of Old National’s directors and executive officers have other interests in the merger that are different from, or in addition to, those of Old National’s shareholders generally, as discussed under the caption “The Merger—Interests of Old National Directors and Executive Officers in the Merger,” below. The Old National board of directors was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to Old National shareholders.
It should be noted that this explanation of the reasoning of the Old National board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 27.
For the reasons set forth above, the Old National board of directors unanimously recommends that the holders of Old National common stock vote “FOR” the Old National merger proposal, and “FOR” the other proposals to be considered at the Old National special meeting.
Opinion of Old National’s Financial Advisor
Old National engaged KBW to render financial advisory and investment banking services to Old National, including an opinion to the Old National board of directors as to the fairness, from a financial point of view, to Old National of the exchange ratio in the proposed merger. Old National selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW attended the meeting of the Old National board of directors held on May 29, 2021 at which the Old National board of directors evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the Old National board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Old National. The Old National board of directors approved the merger agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.
KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Old National board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to Old National. It did not address the underlying business decision of Old National to engage in the merger or enter into the merger agreement or constitute a recommendation to the Old National board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Old National common stock or any shareholder or stockholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder or stockholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder or stockholder.
KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Old National and First Midwest and bearing upon the merger, including, among other things:
•	a draft of the merger agreement, dated May 26, 2021 (the most recent version made available to KBW);
•	the audited financial statements and the Annual Reports on Form 10-K for the three (3) fiscal years ended December 31, 2020 of Old National;
•	the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 of Old National;
•	the audited financial statements and the Annual Reports on Form 10-K for the three (3) fiscal years ended December 31, 2020 of First Midwest;
•	the unaudited financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 of First Midwest;
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certain regulatory filings of Old National and First Midwest and their respective subsidiaries, including the quarterly reports on Form FRY-9C and quarterly call reports filed with respect to each quarter during the three (3)-year period ended December 31, 2020 and the quarter ended March 31, 2021;

•	certain other interim reports and other communications of Old National and First Midwest to their respective shareholders or stockholders; and
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other financial information concerning the respective businesses and operations of Old National and First Midwest furnished to KBW by Old National and First Midwest or which KBW was otherwise directed to use for purposes of its analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
•	the historical and current financial position and results of operations of Old National and First Midwest;
•	the assets and liabilities of Old National and First Midwest;
•	a comparison of certain financial and stock market information of Old National and First Midwest with similar information for certain other companies, the securities of which are publicly traded;
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financial and operating forecasts and projections of First Midwest for 2021 and 2022 that were prepared by First Midwest management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of Old National management and with the consent of the Old National board of directors;

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financial and operating forecasts and projections of Old National, as well as assumed First Midwest long-term growth rates for periods beyond 2022, that were prepared by Old National management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Old National board of directors; and

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estimates regarding certain pro forma financial effects of the merger on Old National (including without limitation the cost savings and related expenses expected to result or be derived from the merger) that were prepared by Old National management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Old National board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of Old National and First Midwest regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied, with the consent of Old National, upon the management of First Midwest as to the reasonableness and achievability of the financial and operating forecasts and projections of First Midwest for 2021 and 2022 referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied upon Old National management as to the reasonableness and achievability of the financial and operating forecasts and projections of Old National, the assumed First Midwest long-term growth rates for periods beyond 2022, as well as the estimates regarding certain pro forma financial effects of the merger on Old National (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented the best currently available estimates and judgments of Old National management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated by such management.
It is understood that the foregoing financial information of Old National and First Midwest that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the ongoing COVID-19 pandemic) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Old National and First Midwest and with the consent of the Old National board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. Among other things, such information assumed that the ongoing COVID-19 pandemic could have an adverse impact, which was assumed to be limited, on Old National and First Midwest. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Old National or First Midwest since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Old National’s consent, that the aggregate allowances for loan and lease losses for Old National and First Midwest are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Old National or First Midwest, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Old National or First Midwest under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.
KBW assumed, in all respects material to its analyses:
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that the merger and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed by KBW and referred to above) with no adjustments to the exchange ratio and with no other consideration or payments in respect of First Midwest common stock;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	that each party to the merger agreement or any of the related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
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that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•
that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Old National, First Midwest or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Old National that Old National relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Old National, First Midwest, the merger and any related transaction and the merger agreement. KBW did not provide advice with respect to any such matters.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to Old National. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including without limitation, the form or structure of the merger or any such related transaction, the treatment of outstanding preferred stock and other securities of First Midwest in the merger, any consequences of the merger to Old National, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the opinion and the information made available to KBW through the date of the opinion. There has been widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•	the underlying business decision of Old National to engage in the merger or enter into the merger agreement;
•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Old National or the Old National board of directors;
•
any business, operational or other plans with respect to First Midwest or the pro forma entity that may be currently contemplated by Old National or the Old National board of directors or that may be implemented by Old National or the Old National board of directors subsequent to the closing of the merger;

•
the fairness of the amount or nature of any compensation to any of Old National’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Old National common stock or relative to the exchange ratio;

•
the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Old National or holders of any class of securities of First Midwest or any other party to any transaction contemplated by the merger agreement;

•	the actual value of Old National common stock to be issued in the merger;
•
the prices, trading range or volume at which Old National common stock or First Midwest common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Old National common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or
•
any legal, regulatory, accounting, tax or similar matters relating to Old National, First Midwest, any of their respective shareholders or stockholders, or relating to or arising out of or as a consequence of the merger or any other related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Old National and First Midwest. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the Old National board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Old National board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Old National and First Midwest and the decision of Old National to enter into the merger agreement was solely that of the Old National board of directors.
The following is a summary of the material financial analyses provided by KBW to the Old National board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation materials provided by KBW to the Old National board of directors, but summarizes the material analyses performed and provided in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
Implied Transaction Multiples. In connection with the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $21.60 per outstanding share of First Midwest common stock, or $2,484.1 million in the aggregate (inclusive of the implied value of First Midwest performance shares and restricted stock units), based on the 1.1336x exchange ratio in the proposed merger and the closing price of Old National common stock on May 28, 2021. KBW reviewed with the Old National board of directors for informational purposes, among other things, the following implied transaction multiples for the proposed merger (based on the implied transaction value for the merger of $21.60 per outstanding share of First Midwest common stock) using historical financial information for First Midwest as of March 31, 2021 and calendar year 2021 and calendar year 2022 earnings per share (“EPS”) estimates taken from both financial forecasts and projections of First Midwest provided by First Midwest management and publicly available consensus “street estimates” of First Midwest.
Implied Transaction Price / First Midwest 2021 EPS
Estimate Based On:
First Midwest Management Estimates	14.4x
Consensus “Street Estimates”	14.5x
Implied Transaction Price / First Midwest 2022 EPS
Estimate Based On:
First Midwest Management Estimates	11.9x / 13.9x(1)
Consensus “Street Estimates”	14.9x
Implied Transaction Price / First Midwest March 31, 2021 Tangible Book Value per Share	1.65x
(1)	Second multiple based on 2022 estimated EPS as adjusted by First Midwest management to reflect normalized provisions for credit losses.
Old National and First Midwest Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance for each of Old National and First Midwest to fifteen (15) selected major exchange-traded banks that were headquartered in Arkansas, Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, Tennessee or Wisconsin with total assets between $10.0 billion and $50.0 billion. Companies subject to a binding merger transaction agreement as to which they are the target were excluded from the selected companies.
The selected companies were as follows:
Associated Banc-Corp	Great Western Bancorp, Inc.
Bank OZK	Heartland Financial USA, Inc.
Commerce Bancshares, Inc.	Home Bancshares, Inc.
Enterprise Financial Services Corp	Pinnacle Financial Partners, Inc.
FB Financial Corporation	Simmons First National Corporation
First Busey Corporation	UMB Financial Corporation
First Financial Bancorp.	Wintrust Financial Corporation
First Merchants Corporation
To perform this analysis, KBW used profitability and other financial information as of, or for the most recent completed fiscal quarter (“MRQ”) or latest twelve (12) months (“LTM”) periods ended, March 31, 2021 and market price information as of May 28, 2021. In addition, KBW used EPS estimates of Old National and First Midwest taken from financial forecasts and projections of Old National and First Midwest provided by Old National and First Midwest managements, respectively, and also publicly available consensus “street estimates” of Old National and First Midwest, and KBW used EPS estimates of the selected companies taken from consensus “street estimates” for the selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Old National’s or First Midwest’s historical financial statements, or the data prepared by First Midwest’s financial advisor presented under the section “Opinion of First Midwest’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of Old National, First Midwest and the selected companies:
			Selected Companies
	Old National	First Midwest	75th Percentile	Average	Median	25th Percentile
MRQ Core Pre-Tax, Pre-Provision Return on Average Assets(1)	1.49%	1.34%	1.99%	1.63%	1.47%	1.25%
MRQ Core Return on Average Assets(1)	1.53%	0.93%	1.63%	1.47%	1.41%	1.27%
MRQ Core Return on Average Tangible Common Equity(1)	18.8%	12.8%	19.7%	16.9%	16.5%	15.1%
MRQ Fully Taxable Equivalent Net Interest Margin	2.94%	3.03%	3.46%	3.10%	3.14%	2.67%
MRQ Non-Interest Income / Revenue Ratio(2)	26.4%	24.5%	36.8%	26.4%	26.2%	17.9%
MRQ Efficiency Ratio	54.7%	60.3%	48.9%	54.1%	56.1%	62.0%
(1)	Core income excluded extraordinary items, non-recurring items, gains / losses on sale of securities and amortization of intangibles as calculated by S&P Global Market Intelligence.
(2)	Excluded gain on sale of securities.
KBW’s analysis also showed the following concerning the financial condition of Old National, First Midwest and the selected companies:
			Selected Companies
	Old National	First Midwest	75th Percentile	Average	Median	25th Percentile
Tangible Common Equity / Tangible Assets	8.4%	7.4%	9.1%	8.8%	8.4%	7.9%
Common Equity Tier 1 (CET1) Ratio	12.0%	10.2%	13.8%	12.2%	12.0%	11.0%
Total Capital Ratio	12.8%	14.3%	16.4%	15.4%	15.1%	14.4%
Loans / Deposits	78.0%	91.4%	67.0%	75.9%	78.0%	85.6%
Loan Loss Reserves / Loans	0.82%	1.55%	1.96%	1.67%	1.45%	1.23%
Nonperforming Assets / Loans and OREO(1)	1.13%	1.13%	0.47%	0.93%	0.71%	1.07%
MRQ Net Charge-offs / Average Loans	(0.00%)	0.26%	0.07%	0.16%	0.13%	0.24%
(1)
Nonperforming assets included nonaccrual loans, accruing troubled debt restructured loans and other real estate owned as defined by S&P Global Market Intelligence. Other real estate owned represented real estate owned and repossessed assets, net, as calculated by S&P Global Market Intelligence.

In addition, KBW’s analysis showed the following concerning the market performance of Old National, First Midwest and the selected companies:
			Selected Companies
	Old National	First Midwest	75th Percentile	Average	Median	25th Percentile
One-Year Price Change	35.6%	56.1%	85.5%	74.5%	74.2%	57.1%
Year-to-date Price Change	15.0%	31.5%	41.3%	34.9%	36.6%	23.9%
Price / Tangible Book Value	1.66x	1.60x	2.03x	1.90x	1.86x	1.58x
Price / 2021 EPS Estimate	11.3x / 11.7x(1)	14.0x / 14.0x(1)	14.6x	13.2x	12.7x	11.6x
Price / 2022 EPS Estimate	13.7x / 13.0x(1)	14.4x / 11.6x(1)	15.9x	14.4x	14.4x	12.4x
Price / 2022 Adjusted EPS Estimate	—	13.5x(2)	—	—	—	—
Dividend Yield	2.9%	2.7%	2.6%	1.9%	1.8%	1.3%
LTM Dividend Payout Ratio	32.0%	52.8%	33.2%	26.2%	27.7%	15.9%
(1)
Second EPS multiples based on EPS estimates of Old National and First Midwest taken from financial forecasts and projections of Old National and First Midwest provided by Old National and First Midwest managements, respectively.

(2)	Based on 2022 estimated EPS as adjusted by First Midwest management to reflect normalized provisions for credit losses.

No company used as a comparison in the above selected companies’ analysis is identical to Old National or First Midwest. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Old National and First Midwest to various pro forma balance sheet and income statement items and the combined market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) historical balance sheet data for Old National and First Midwest as of March 31, 2021, (ii) financial forecasts and projections of Old National and First Midwest provided by Old National and First Midwest managements, respectively, and (iii) market price information as of May 28, 2021. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Old National shareholders and First Midwest stockholders in the combined company based on the 1.1336x exchange ratio in the proposed merger:
	Old National as a % of Total	First Midwest as a % of Total
Ownership
Pro Forma Ownership at 1.1336x Merger Exchange Ratio	56.1%	43.9%
Balance Sheet
Assets	52.8%	47.2%
Gross Loans Held-for-Investment (excluding Paycheck Protection Program Loans)	47.6%	52.4%
Deposits	51.8%	48.2%
Tangible Common Equity	56.0%	44.0%
Income Statement
2021 Estimated Pre-Tax, Pre-Provision Income	52.4%	47.6%
2022 Estimated Pre-Tax, Pre-Provision Income	50.4%	49.6%
2021 Estimated Net Income to Common	61.4%	38.6%
2022 Estimated Net Income to Common	54.0%	46.0%
2022 Estimated Net Income to Common (Adjusted for First Midwest)(1)	57.8%	42.2%
Market Information
Pre-Deal Market Capitalization	56.9%	43.1%
(1)	2022 estimated earnings of First Midwest adjusted by First Midwest management to reflect normalized provisions for credit losses.
Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Old National and First Midwest. Using (i) closing balance sheet estimates as of December 31, 2021 for Old National and First Midwest provided by Old National and First Midwest managements, respectively, (ii) financial forecasts and projections of First Midwest for 2021 and 2022 provided by First Midwest management and financial forecasts and projections of Old National, as well as assumed First Midwest long-term growth rates for periods beyond 2022, provided by Old National management, and (iii) pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by Old National management, KBW analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be accretive to Old National’s estimated EPS in 2022 and 2023 and dilutive to Old National’s estimated tangible book value per share at closing as of December 31, 2021. Furthermore, the analysis indicated that, pro forma for the merger, each of Old National’s tangible common equity to tangible assets ratio, Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio, and Total Risk-Based Capital Ratio at closing as of December 31, 2021 could be lower. For all of the above analysis, the actual results achieved by Old National following the merger may vary from the projected results, and the variations may be material.

Old National Dividend Discount Model Analysis. KBW performed a dividend discount model analysis to estimate a range for the implied equity value of Old National. In this analysis, KBW utilized financial forecasts and projections relating to the net income and assets of Old National provided by Old National management, and KBW assumed discount rates ranging from 9.5% to 11.5%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Old National could generate over the five (5)-year period from December 31, 2021 through December 31, 2026 as a standalone company and (ii) the present value of Old National’s implied terminal value at the end of such period. KBW assumed that Old National would maintain a tangible common equity to tangible assets ratio of eight percent (8.0%) and would retain sufficient earnings to maintain that level. In calculating the terminal value of Old National, KBW applied a range of 12.0x to 16.0x Old National’s estimated 2027 earnings. This dividend discount model analysis resulted in a range of implied values per share of Old National common stock of $19.24 per share to $25.30 per share.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Old National or the pro forma combined entity.
First Midwest Dividend Discount Model Analysis. KBW performed a dividend discount model analysis to estimate a range for the implied equity value of First Midwest. In this analysis, KBW utilized financial forecasts and projections relating to the net income and assets of First Midwest for 2021 and 2022 provided by First Midwest management and assumed long-term growth rates for First Midwest for periods beyond 2022 provided by Old National management, and KBW assumed discount rates ranging from ten percent (10.0%) to twelve percent (12.0%). The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that First Midwest could generate over the five (5)-year period from December 31, 2021 through December 31, 2026 as a standalone company and (ii) the present value of First Midwest’s implied terminal value at the end of such period. KBW assumed that First Midwest would maintain a tangible common equity to tangible assets ratio of eight percent (8.0%) and would retain sufficient earnings to maintain that level. In calculating the terminal value of First Midwest, KBW applied a range of 12.0x to 16.0x First Midwest’s estimated 2027 earnings. This dividend discount model analysis resulted in a range of implied values per share of First Midwest common stock of $18.78 to $25.08.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of First Midwest.
Pro Forma Combined Dividend Discount Model Analysis. KBW performed a dividend discount model analysis to estimate an illustrative range for the implied equity value of the pro forma combined entity. In this analysis, KBW used financial forecasts and projections of First Midwest for 2021 and 2022 provided by First Midwest management, financial forecasts and projections of Old National, as well as assumed First Midwest long-term growth rates for periods beyond 2022, provided by Old National management and pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by Old National management, and KBW assumed discount rates ranging from 9.75% to 11.75%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined entity could generate over the five (5)-year period from December 31, 2021 through December 31, 2026 and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined entity would maintain a tangible common equity to tangible assets ratio of eight percent (8.0%) and would retain sufficient earnings to maintain that level. In calculating the terminal value of the pro forma combined entity, KBW applied a range of 12.0x to 16.0x the pro forma combined entity’s estimated 2027 earnings. This dividend discount model analysis resulted in an illustrative range of implied values per share of the pro forma combined entity’s common stock of $20.97 to $27.96.
The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of the pro forma combined entity.

Miscellaneous. KBW acted as financial advisor to Old National in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between KBW and a KBW broker-dealer affiliate and each of Old National and First Midwest), may from time to time purchase securities from, and sell securities to, Old National and First Midwest. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Old National or First Midwest for its and their own respective accounts and for the accounts of its and their respective customers and clients. KBW employees may also from time to time maintain individual positions in Old National. As Old National was previously informed by KBW, as of the date of KBW’s opinion, such positions included an individual position in shares of Old National common stock held in an account associated with a senior member of the KBW advisory team providing services to Old National in connection with the proposed merger.
Pursuant to the KBW engagement agreement, Old National agreed to pay KBW a total cash fee of $15,000,000, of which $3,500,000 became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the merger. Old National also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two (2) years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to Old National. In the two (2) years preceding the date of KBW’s opinion, KBW provided investment banking and financial advisory services to First Midwest. KBW acted as an underwriter in connection with First Midwest’s June 2020 offering of fixed-rate non-cumulative perpetual preferred stock. KBW may in the future provide investment banking and financial advisory services to Old National or First Midwest and receive compensation for such services.
First Midwest’s Reasons for the Merger; Recommendation of First Midwest’s Board of Directors
After careful consideration, the First Midwest board of directors, at a special meeting held on May 30, 2021, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of First Midwest and its stockholders, (ii) approved and adopted the merger agreement and (iii) authorized and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. Accordingly, the First Midwest board of directors unanimously recommends that First Midwest stockholders vote “FOR” the First Midwest merger proposal, “FOR” the First Midwest compensation proposal and “FOR” the First Midwest adjournment proposal.
In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, and to recommend that holders of First Midwest common stock approve and adopt the merger agreement, the First Midwest board of directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with First Midwest management, as well as with First Midwest’s financial and legal advisors, and considered a number of factors, including the following:
•	each of First Midwest’s and Old National’s business, operations, financial condition, stock performance, asset quality, earnings, markets and prospects;
•	the strategic rationale for the merger;
•	the fact that First Midwest and Old National have similar market capitalizations and earnings power and similar strategic outlooks and corporate cultures;
•
the fact that First Midwest’s and Old National’s respective geographic reach, products, customers and businesses complement each other, including strong community banking franchises with deposit costs among the lowest in the nation, commercially-oriented loan portfolios and trust/wealth-driven fee income platforms, as well as minimal service area overlap;

•	the fact that First Midwest’s and Old National’s wealth management platforms are complementary and the combined bank will have a more significant and diverse wealth management business;
•
the ability of the combined bank to have greater scale that may enable it to attract additional customers and employees and have the ability to invest and spread increasing costs more effectively in technology, risk and compliance;

•
the combined company’s position as the twenty-eighth (28th) largest commercial bank in the country by assets, the sixth (6th) largest bank in the Midwest by assets, with a material presence in key Midwest metro markets, including Chicago, Minneapolis, Indianapolis and Milwaukee, and the seventh (7th) largest wealth management platform among banks with less than $100 billion of assets;

•
its view that the combined company will have the scale, resources and capabilities to drive technology and infrastructure investments to enhance the customer experience by leveraging the strengths of both First Midwest and Old National;

•
the structure of the transaction as a merger of equals in which the First Midwest board of directors and First Midwest’s management would have significant participation in the combined company as further described below;

•
the fact that First Midwest stockholders will become shareholders of Old National and will continue to share proportionately in the business successes of the legacy First Midwest business, including in any potential future change of control transaction involving Old National;

•
the fact that, upon the closing, the combined company’s board of directors would include eight (8) legacy First Midwest directors, including Mr. Scudder as the Executive Chairman of the board of directors of the combined company, out of a total of sixteen (16) directors and that legacy First Midwest directors will have equal representation on all of the committees of the board of directors and one-half of the committee chair positions, which the First Midwest board of directors believes furthers the intent of the parties to complete a merger of equals and enhances the likelihood that the strategic benefits expected to be obtained from the merger will be realized;

•
the fact that, upon the closing, the following senior members of First Midwest management will continue to have senior management leadership roles in the resulting organization: Mr. Scudder as the Executive Chairman of the board of directors, Mr. Sander as the President and Chief Operating Officer, Mr. Geoghegan as the Chief Credit Officer, and Mr. Prame as the Chief Executive Officer of Community Banking; and that Mr. Scudder and Mr. Sander each have employment arrangements that will provide them with incentives to remain with the combined company and assist with the integration and the growth and success of the combined company;

•
its view that the combined company would have a stronger, deeper leadership team with complementary expertise to drive enhanced operational performance, strategic growth and risk management and its view that the combined company would have a strengthened ability to recruit and retain top-tier talent while offering colleagues more opportunities for career development and mobility;

•
the fact that First Midwest’s current headquarters in Chicago, Illinois will become the headquarters for the Commercial Banking and Consumer Banking operations of the combined bank, which will further strengthen the combined company’s commitment to the Chicago area;

•
its knowledge of the current and prospective environment in the financial services industry in general, including economic conditions and the interest rate and regulatory environments, increased operating costs resulting from regulatory and compliance mandates, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions and the likely effects of these factors on First Midwest’s and the combined company’s potential growth, development, productivity and strategic options;

•	its view that the merger will diversify First Midwest’s concentration in the greater Chicago metropolitan area;

•
its view with respect to other strategic alternatives potentially available to First Midwest, including continuing as a stand-alone company, engaging in a strategic combination with another party or a sale to a potential acquirer, and its belief as to the availability of these alternatives and that any such available alternatives would not deliver the financial and operational benefits that could be achieved in the proposed merger with Old National;

•	its view that the cost savings and synergies created by the merger create material value for the First Midwest stockholders and enables reinvestment of additional capital;
•
its belief that the two companies’ corporate cultures and business philosophies are complementary and compatible, including with respect to corporate purpose, strategic focus, commitment to corporate governance and ethical business practices, target markets, client service, credit, risk profiles, community commitment and commitment to diversity, equity and inclusion and ESG considerations, and its belief that the complementary cultures will facilitate the successful integration and implementation of the transaction;

•	the fact that both First Midwest and Old National have similar commitments to their respective customers and communities;
•
its review and discussions with First Midwest’s management concerning First Midwest’s due diligence examination of the operations, financial condition, credit quality, earnings, risk management and regulatory compliance programs and prospects of Old National;

•	the expectation that the required regulatory approvals could be obtained in a timely fashion;
•
the benefits and opportunities Old National will bring to the combined company, including local expertise within key Midwestern markets, and strong Small Business Administration, mortgage and treasury management capabilities;

•	the expectation that the transaction will be generally tax-free for United States federal income tax purposes to First Midwest’s stockholders;
•
the fact that the exchange ratio would be fixed, with no adjustment in the merger consideration to be received by First Midwest stockholders as a result of possible increases or decreases in the trading price of First Midwest or Old National stock following the announcement of the merger, which the First Midwest board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•
the premium to First Midwest’s stockholders based on the fixed exchange ratio and the relative prices of the companies’ stock at the time of the merger announcement that affords First Midwest stockholders a share of the anticipated transaction synergies at closing;

•	the fact that First Midwest preferred stock and depositary shares would be converted into similar instruments of Old National;
•	its expectation that, upon consummation of the merger, First Midwest’s stockholders would own approximately forty-four percent (44%) of the combined company on a fully diluted basis;
•
the anticipated pro forma financial impact of the merger on First Midwest, including the board’s expectation that there will be earnings per share accretion to First Midwest’s stockholders in excess of thirty percent (30%);

•	its expectation that the tangible book value dilution per share of Old National common stock resulting from the transaction will be earned back in less than 3.25 years;
•	its expectation of an immediate increase to First Midwest’s stockholders in dividends per share based on anticipated dividend payments by the combined company;
•	the fact that First Midwest’s stockholders will have an opportunity to vote on the approval of the merger agreement and the merger;

•
the opinion of J.P. Morgan to the First Midwest board, dated May 30, 2021, as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of First Midwest common stock of the exchange ratio in the proposed merger. See “—Opinion of First Midwest’s Financial Advisor” beginning on page 80;

•
the terms of the merger agreement and the Old National bylaw amendment, which First Midwest reviewed with its legal advisor, including the representations, warranties, covenants, deal protection and termination provisions contained therein; and

•	its view that the two management teams have many years of integration experience through various acquisitions, which can be leveraged in successfully completing the integration process.
The First Midwest board of directors also considered the potential risks related to the transaction, but concluded that the anticipated benefits of combining with Old National were likely to outweigh these risks. These potential risks include, among others:
•
the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where First Midwest and Old National operate businesses;

•	the possible diversion of management attention and resources from other strategic opportunities and operational matters while working to implement the transaction and integrate the two companies;
•	the risk of losing key employees during the pendency of the merger and thereafter;
•
the restrictions on the conduct of First Midwest’s business during the period between execution of the merger agreement and the consummation of the merger, which could potentially delay or prevent First Midwest from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;

•	the potential effect of the merger on First Midwest’s overall business, including its relationships with customers, employees, suppliers and regulators;
•	the fact that First Midwest’s stockholders would not be entitled to appraisal or dissenters’ rights in connection with the merger;
•	the fact that First Midwest stockholders might receive a control premium in a sale of the company compared to this merger of equals transaction;
•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;
•	certain anticipated merger-related costs, which could also be higher than expected;
•
the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received or will not be received in a timely manner or may impose burdensome or unacceptable conditions that may adversely affect the anticipated operations, synergies and financial results of the combined company following the completion of the merger;

•	the potential for legal claims challenging the merger;
•
the risk that the merger may not be completed despite the combined efforts of First Midwest and Old National or that completion may be unduly delayed, including as a result of delays in obtaining the required regulatory approvals; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 29 and 27, respectively.
The foregoing discussion of the information, risks and factors considered by the First Midwest board of directors is not intended to be exhaustive but includes the material factors and risks considered by the board. In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, the

First Midwest board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The First Midwest board of directors considered all these factors as a whole in evaluating the merger agreement and the transactions contemplated thereby, including the merger.
For the reasons set forth above, the First Midwest board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of First Midwest and its stockholders, and approved the merger agreement and the transactions contemplated thereby, including the merger.
In considering the recommendation of the First Midwest board, you should be aware that certain directors and executive officers of First Midwest may have interests in the merger that are different from, or in addition to, interests of stockholders of First Midwest generally and may create potential conflicts of interest. The First Midwest board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement and the transactions contemplated thereby, including the merger, and in recommending to First Midwest’s stockholders that they vote in favor of the First Midwest merger proposal. See “—Interests of Certain First Midwest Directors and Executive Officers in the Merger” beginning on page 93.
It should be noted that this explanation of the reasoning of the First Midwest board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 27.
For the reasons set forth above, the First Midwest board of directors unanimously recommends that the holders of First Midwest common stock vote “FOR” the First Midwest merger proposal and “FOR” the other proposals to be considered at the First Midwest special meeting.
Opinion of First Midwest’s Financial Advisor
Pursuant to an engagement letter, First Midwest retained J.P. Morgan as its financial advisor in connection with the proposed merger.
At the meeting of the First Midwest board of directors on May 30, 2021, J.P. Morgan rendered its oral opinion, subsequently confirmed in J.P. Morgan’s written opinion dated as of May 30, 2021, to the First Midwest board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of First Midwest common stock.
The full text of the written opinion of J.P. Morgan, dated as of May 30, 2021, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Holders of First Midwest common stock are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the First Midwest board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the exchange ratio in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of First Midwest preferred stock or any other holders of any class of securities, creditors or other constituencies of First Midwest or as to the underlying decision by First Midwest to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of First Midwest as to how such stockholder should vote with respect to the proposed merger or any other matter.
In arriving at its opinion, J.P. Morgan, among other things:
•	reviewed a draft of the merger agreement dated May 29, 2021;
•	reviewed certain publicly available business and financial information concerning Old National and First Midwest and the industries in which they operate;

•
compared the financial and operating performance of Old National and First Midwest with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Old National common stock and First Midwest common stock and certain publicly traded securities of such other companies;

•
reviewed certain internal financial analyses and forecasts prepared by the managements of Old National and First Midwest relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.
In addition, J.P. Morgan held discussions with certain members of the management of Old National and First Midwest with respect to certain aspects of the proposed merger, and the past and current business operations of Old National and First Midwest, the financial condition and future prospects and operations of Old National and First Midwest, the effects of the merger on the financial condition and future prospects of Old National and First Midwest, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by First Midwest and Old National or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with First Midwest, did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of First Midwest or Old National under any state or federal laws relating to bankruptcy, insolvency or similar matters. J.P. Morgan is not an expert in evaluating the adequacy of allowances for loan and lease losses of First Midwest or Old National with respect to their loan and lease portfolios and, accordingly, J.P. Morgan did not make an independent evaluation thereof, and J.P. Morgan assumed, with First Midwest’s consent, that the respective allowances for loan and lease losses for both Old National and First Midwest, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by managements as to the expected future results of operations and financial condition of Old National and First Midwest to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Old National and First Midwest in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to First Midwest with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on First Midwest or Old National or on the contemplated benefits of the merger.
The projections furnished to J.P. Morgan were prepared by First Midwest’s and Old National’s respective managements. Neither First Midwest nor Old National publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of First Midwest’s and Old National’s respective management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “—Certain Unaudited Prospective Financial Information” beginning on page 87 of this joint proxy statement/prospectus.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to the holders of First Midwest common stock of the exchange ratio in the proposed merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of First Midwest preferred stock or to the holders of any other class of securities, creditors or other constituencies of First Midwest or the underlying decision by First Midwest to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the exchange ratio in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which First Midwest’s common stock or Old National’s common stock would trade at any future time.
The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between Old National and First Midwest, and the decision to enter into the merger agreement was solely that of Old National’s board of directors and First Midwest’s board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by First Midwest’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of First Midwest’s board of directors or management with respect to the proposed merger or the exchange ratio.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to First Midwest’s board of directors on May 30, 2021 and contained in the presentation delivered to First Midwest’s board of directors on such date in connection with the rendering of such opinion. The summary below does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.
First Midwest Public Trading Multiples Analysis
Using publicly available information, J.P. Morgan compared selected financial data of First Midwest with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to First Midwest (the “Selected Companies”), including Old National. The companies selected by J.P. Morgan were:
•	Pinnacle Financial Partners, Inc.;
•	Atlantic Union Bankshares Corporation;
•	Wintrust Financial Corporation;
•	Banner Corporation;
•	United Community Banks, Inc.;
•	First Financial Bancorp;
•	F.N.B. Corporation;
•	Hancock Whitney Corporation;
•	Heartland Financial USA, Inc.;
•	Umpqua Holdings Corporation; and
•	Western Alliance Bancorporation.
These companies were selected by J.P. Morgan because of similarities to First Midwest in one or more of their business or regional characteristics and, in certain cases, similarities to First Midwest based on certain operational characteristics and/or certain financial metrics. However, none of the companies selected is identical or directly comparable to First Midwest, and certain of the companies may have characteristics that are materially different from those of First Midwest. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the Selected Companies compared to First Midwest and other factors that could affect the public trading value of the Selected Companies and First Midwest.
In all instances, multiples were based on closing stock prices on May 28, 2021, which was the last practicable day prior to the delivery of the J.P. Morgan opinion. For each of the following analyses performed by J.P. Morgan, financial data for the selected companies were based on the Selected Companies’ public filings and information J.P. Morgan obtained from SNL Financial and FactSet Research Systems. The multiples and ratios for each of the Selected Companies were based on the most recent publicly available information.
With respect to the Selected Companies, publicly available financial information as of March 31, 2021 was measured. With respect to First Midwest and the Selected Companies, the information J.P. Morgan presented included:
•	multiple of price to estimated earnings per share for the fiscal year 2022 (referred to in this section as “2022E P/E”); and
•
a regression analysis (referred to in this section as “P/TBV regression”) to review the relationship between (i) a multiple of price to tangible book value per share (referred to in this section as “P/TBV”) and (ii) the estimated 2022 return on average tangible common equity (referred to in this section as “2022E ROATCE”)

in each case, based on reported metrics and available estimates obtained from public filings, SNL Financial and FactSet Research Systems and/or First Midwest’s management projections.
Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for First Midwest as follows:
Range
2022E P/E	11.0x – 16.0x
P/TBV Regression	1.58x – 1.86x
Based on the above analysis, J.P Morgan then applied a multiple reference range of 11.0x to 16.0x for 2022E P/E to First Midwest’s management projections of First Midwest’s earnings per share for the fiscal year 2022 of $1.55, as adjusted for run-rate provision expense of $50 million. J.P. Morgan also applied a multiple reference range of 1.58x to 1.86x for the P/TBV Regression, which it derived from First Midwest’s management’s estimated range of First Midwest’s 2022E ROATCE of 10.5% to 12.5%, as adjusted for run-rate provision expense of $50 million, to First Midwest’s tangible book value per share of $13.07, based on the most recent publicly available information.
After applying these ranges to First Midwest’s estimated 2022 earnings per share and First Midwest’s tangible book value per share, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of First Midwest’s common stock, as compared to the implied value of the merger consideration of $21.60 per share of First Midwest’s common stock, which was calculated based on the product of the implied premium of 3.2% (based on the exchange ratio of 1.1336x) and the closing price of Old National’s common stock on May 28, 2021 of $19.05.
Implied Equity Value Per Share
2022E P/E	$17.00 – $24.72
P/TBV Regression	$20.68 – $24.34

First Midwest Dividend Discount Analysis
J.P. Morgan calculated a range of implied values for First Midwest’s common stock by discounting to present value estimates of First Midwest’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by First Midwest’s management:
•	the First Midwest forecast prepared by First Midwest management;
•	a terminal value based on 2026 estimated net income (which was based on the First Midwest forecast) and a multiple range of 12.5x to 14.5x;
•	a cost of equity range of 9.5% to 11.5%; and
•	a Common Equity Tier 1 target of 10.0%, as provided by First Midwest management.
These calculations resulted in a range of implied values of $18.48 to $22.23 per share of First Midwest’s common stock, as compared to the implied value of the merger consideration of $21.60 per share of First Midwest’s common stock based on the closing price of Old National common stock on May 28, 2021.
Old National Public Trading Multiples Analysis
Using publicly available information, J.P. Morgan compared selected financial data of Old National with similar data for the Selected Companies, including First Midwest, which J.P. Morgan judged to be analogous to Old National.
These companies were selected by J.P. Morgan because of similarities in one or more of their business or regional characteristics and, in certain cases, similarities to Old National based on certain operational characteristics and/or certain financial metrics. However, none of the companies selected is identical or directly comparable to Old National, and certain of the companies may have characteristics that are materially different from those of Old National. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the selected companies compared to Old National and other factors that could affect the public trading value of the Selected Companies and Old National.
In all instances, multiples were based on closing stock prices on May 28, 2021, which was the last practicable day prior to the delivery of the J.P. Morgan opinion. For each of the following analyses performed by J.P. Morgan, financial data for the Selected Companies were based on the selected companies’ public filings and information J.P. Morgan obtained from SNL Financial and FactSet Research Systems. The multiples and ratios for each of the Selected Companies were based on the most recent publicly available information and were the same as those used in the analysis for First Midwest.
Based on the results of this analysis, and such other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for Old National as follows:
Range
2022E P/E	11.0x – 16.0x
P/TBV Regression	1.71x – 1.99x
Based on the above analysis, J.P. Morgan then applied a multiple reference range of 11.0x to 16.0x for 2022E P/E to Old National’s management projections of Old National’s earnings per share for the fiscal year 2022 of $1.46 (as instructed by First Midwest’s management). J.P. Morgan also applied a multiple reference range of 1.71x to 1.99x for the P/TBV Regression, which it derived from Old National’s management’s estimated range of Old National’s 2022E ROATCE of 11.4% to 13.4%, to Old National’s tangible book value per share of $11.46 (as instructed by First Midwest’s management).
Applying these ranges to Old National’s estimated 2022E earnings per share and Old National’s tangible book value per share, J.P. Morgan’s analysis indicated the following implied equity value per share range for the shares of Old National’s common stock, as compared to the closing price of Old National common stock of $19.05 per share on May 28, 2021.

Implied Equity Value Per Share
2022E P/E	$16.01 – $23.29
P/TBV Regression	$19.56 – $22.77
Old National Dividend Discount Analysis
J.P. Morgan calculated a range of implied values for Old National’s common stock by discounting to present value estimates of Old National’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by First Midwest’s management:
•	the Old National forecast prepared by First Midwest management;
•	a terminal value based on 2026 estimated net income (which was based on the Old National forecast) and a multiple range of 12.5x to 14.5x;
•	a cost of equity range of 9.5% to 11.5%; and
•	a Common Equity Tier 1 target of 10.0%, as provided by First Midwest management.
These calculations resulted in a range of implied values of $18.95 to $22.47 per share of Old National’s common stock, as compared to the closing price of Old National common stock of $19.05 on May 28, 2021.
Relative Valuation Analysis
Based upon the implied valuations for each of Old National and First Midwest as derived above under “—Old National Public Trading Multiples Analysis,” “—Old National Dividend Discount Analysis,” “First Midwest Public Trading Multiples Analysis” and “—First Midwest Dividend Discount Analysis,” J.P. Morgan calculated a range of implied exchange ratios of a share of First Midwest common stock to a share of Old National common stock, and then compared that range of implied exchange ratios to the exchange ratio.
For each of the analyses referred to above, J.P. Morgan calculated the ratio implied by dividing the low end of each range of implied equity values of First Midwest by the high end of each range of implied equity values of Old National. J.P. Morgan also calculated the ratio implied by dividing the high end of each range of implied equity values of First Midwest by the low end of each range of implied equity values of Old National. In each case, the implied exchange ratios were compared to the exchange ratio of 1.1336x. This analysis indicated the following implied exchange ratios:
Comparison	Range of Implied Exchange Ratios
2022 P/E	0.7299x – 1.5443x
P/TBV Regression	0.9085x – 1.2445x
Dividend Discount Analysis	0.8224x – 1.1727x
Value Creation Analysis
At First Midwest management’s direction and based on First Midwest management’s projections and Old National’s projections, First Midwest and Old National public filings and SNL Financial and FactSet data, J.P. Morgan prepared a value creation analysis that compared the equity value of First Midwest (based on the dividend discount analysis) to the First Midwest stockholders’ portion of the pro forma combined company equity value. J.P. Morgan determined the pro forma combined company equity value by calculating the sum of (i) the equity value of Old National using the midpoint value determined in J.P. Morgan’s dividend discount analysis described above in “—Old National Dividend Discount Analysis,” (ii) the equity value of First Midwest derived using the midpoint value determined in J.P. Morgan’s dividend discount analysis described above in “—First Midwest Dividend Discount Analysis” (the “Standalone Value”) and (iii) the estimated present value of expected synergies, net of restructuring charges (using synergy and restructuring charges amounts reviewed and approved by First Midwest management, the midpoint of a discount rate range of 9.50-11.50% and the midpoint of an exit multiple range of 12.5x-14.5x). There can be no assurance that the synergies and transaction-related expenses will not be substantially greater or less than the estimate described above. The value creation analysis, at the exchange ratio of 1.1336, yielded accretion to the holders of First Midwest common stock of $5.08 per share, or $584 million in aggregate, as compared to the Standalone Value.
Certain Other Information
J.P. Morgan also reviewed and presented other information, solely for informational purposes, including:
•	the historical range of trading prices of First Midwest common stock for the 52-week period ending May 28, 2021;
•
analyst share price targets for First Midwest common stock in recently published, publicly available research analysts’ reports, with share price targets ranging from $21.00 to $24.00 and noting a median share price target of $23.00;

•	the historical range of trading prices of Old National common stock for the 52-week period ending May 28, 2021; and
•
analyst share price targets for Old National common stock in recently published, publicly available research analysts’ reports, with share price targets ranging from $19.00 to $22.00 and noting a median share price target of $20.25.

Miscellaneous
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of First Midwest or Old National. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to First Midwest or Old National. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Old National and First Midwest. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Old National and First Midwest.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise First Midwest with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with First Midwest, Old National and the industries in which they operate.
For services rendered in connection with the transaction, First Midwest has agreed to pay J.P. Morgan a fee of $25 million, $5 million of which became payable upon the delivery of J.P. Morgan’s opinion and the remainder of which will become payable only upon consummation of the Transaction. In addition, First Midwest has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.
During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor any of its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with First Midwest or Old National. J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Old National and First Midwest. During the two-year period preceding delivery of its opinion, the aggregate fees recognized by J.P. Morgan from First Midwest were approximately $1 million and from Old National were approximately $55,000. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of First Midwest or Old National for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.
Certain Unaudited Prospective Financial Information
Old National and First Midwest do not, as a matter of course, publicly disclose forecasts or internal projections as to their future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain financial measures for the current year and certain future years in their earnings conference calls, investor conference presentations and other investor materials.
However, in connection with the merger, Old National and First Midwest senior management prepared or approved for use certain unaudited prospective financial information (which we refer to collectively as the “prospective financial information”) with respect to Old National and First Midwest on a standalone basis and without giving effect to the merger (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger”), which were provided to and used by KBW (Old National’s financial advisor) and J.P. Morgan (First Midwest’s financial advisor) for the purpose of performing financial analyses in connection with their respective opinions, as described in this joint proxy/prospectus under the headings “The Merger—Opinion of Old National’s Financial Advisor” and “The Merger—Opinion of First Midwest’s Financial Advisor” beginning on pages 67 and 80, respectively and the board of directors of Old National and First Midwest in connection with their evaluation of the merger. A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing Old National shareholders and First Midwest stockholders access to certain nonpublic information made available to Old National and First Midwest and their respective boards of directors and financial advisors.
The prospective financial information was prepared in good faith and on a reasonable basis based on the best information available to the preparers at the time of their preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. Neither Old National nor First Midwest endorses the prospective financial information as necessarily predictive of actual future results.
Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by Old National and First Midwest senior management, as applicable, at the time such prospective financial information was prepared or approved for use by the financial advisors. The prospective financial information represents Old National senior management’s evaluation of Old National’s expected future financial performance on a stand-alone basis and First Midwest senior management’s evaluation of First Midwest’s expected future financial performance on a stand-alone basis, without reference to the merger. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Old National and First Midwest operate and the risks and uncertainties described under “Risk Factors” beginning on page 29 of this joint proxy statement/prospectus and

“Cautionary Statement Regarding Forward-Looking Statements” beginning on page 27 of this joint proxy statement/prospectus and in the reports that Old National and First Midwest file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Old National and First Midwest and will be beyond the control of Old National following the completion of the merger. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Old National or First Midwest could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that Old National, First Midwest or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any Old National shareholders or First Midwest stockholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information.
This information should not be construed as financial guidance and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. Except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger,” the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Old National or First Midwest of the merger, and does not attempt to predict or suggest actual future results of the combined company following the completion of the merger or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on Old National or First Midwest of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.
The prospective financial information was prepared separately using, in some cases, different assumptions, and is not intended to be added together. Adding the prospective financial information together for the two (2) companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.
By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither Old National nor First Midwest nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Old National or First Midwest compared to the information contained in the prospective financial information. Neither Old National, First Midwest nor, after completion of the merger, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.
The prospective financial information summarized in this section is not being included in this joint proxy statement/prospectus in order to induce any Old National shareholder to vote in favor of the Old National merger proposal or any of the other proposals to be voted on at the Old National special meeting or to induce any First Midwest stockholder to vote in favor of the First Midwest merger proposal or any of the other proposals to be voted on at the First Midwest special meeting.

The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.
Subject to the above, the prospective financial information included in this section has been provided by Old National’s management and First Midwest’s management as described in this section. Neither Crowe LLP (Old National’s independent registered public accounting firm), Ernst & Young LLP (First Midwest’s independent registered public accounting firm), nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, each of Crowe LLP and Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Crowe LLP and Ernst & Young LLP incorporated by reference in this joint proxy statement/prospectus relate to Old National’s and First Midwest’s previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.
In light of the foregoing, and taking into account that the Old National special meeting and the First Midwest special meeting will be held several months after the financial forecasts were prepared, as well as the uncertainties inherent in any forecasted information, Old National shareholders and First Midwest stockholders are strongly cautioned not to place unwarranted reliance on such information, and Old National and First Midwest urge all Old National shareholders and First Midwest stockholders to review Old National’s and First Midwest’s respective most recent SEC filings for descriptions of Old National’s and First Midwest’s respective reported financial results. See “Where You Can Find More Information.”
Certain Internal Management Projections for First Midwest
The following table and paragraph present certain internal management projections for First Midwest, which we refer to collectively as the First Midwest projections, that were used by J.P. Morgan at the direction of First Midwest management in the financial analyses performed in connection with J.P. Morgan’s opinion as described in “The Merger—Opinion of First Midwest’s Financial Advisor” beginning on page 80.
The primary run-rate adjustment affecting First Midwest’s management projection relates to normalizing the annual provision for loan loss expense to amounts that are expected to occur once the allowance for credit losses returns to pre-pandemic levels and remains relatively stable as a percentage of total loans. The as-provided provision for loan losses includes projected releases of the allowance for credit losses related to the COVID-19 pandemic, which First Midwest management projects will occur by the end of 2022 and accordingly are expected to return the allowance for credit losses to pre-pandemic levels. In addition, run-rate noninterest expenses are adjusted to exclude certain significant transactions, including optimization costs and acquisition and integration expenses associated with completed acquisitions, that are included in the as-provided column that do not pertain to First Midwest’s core business operations.
	2021		2022
	As-provided	Run-rate	As-provided	Run-rate
Income statement ($mm)
Net interest income	$574	$574	$589	$589
Provision for loan losses	(29)	(50)	(11)	(50)
Noninterest income	176	176	184	184
Noninterest expense	(466)	(464)	(463)	(463)
Net Income (applicable to common shares)	$170	$156	$206	$177
Earnings per Share	$1.50	$1.37	$1.81	$1.55

	2021		2022
	As-provided	Run-rate	As-provided	Run-rate
Other selected key assumptions / KPIs
Loan growth(1)	0.6%	0.6%	2.6%	2.6%
Loan growth (excluding PPP loans)	3.6%	3.6%	5.0%	5.0%
Deposit growth	(1.6%)	(1.6%)	2.2%	2.2%
Net interest margin	3.09%	3.09%	3.21%	3.21%
Provisions / avg. loans	0.19%	0.33%	0.07%	0.33%
Fee income(2)	24%	24%	24%	24%
Efficiency ratio	61%	61%	59%	59%
(1)	Includes loans held-for-sale.
(2)	Includes noninterest income to total revenue.
For purposes of extrapolating First Midwest’s financial results after 2022, First Midwest’s senior management provided J.P. Morgan with, among other things, estimated long-term annual growth rates of five percent (5.0%) for First Midwest’s net income for the years 2023 to 2025 and three percent (3.0%) for the year 2026 and thereafter, and instructed and approved J.P. Morgan to use the extrapolations through 2026.
Other than the 2021 run-rate adjustments, these projections were also used by KBW at the direction of Old National management in the financial analyses performed in connection with KBW’s opinion as described in “The Merger—Opinion of Old National’s Financial Advisor” beginning on page 67.
Certain Internal Management Projections for Old National
The following table presents certain internal management projections for Old National, which we refer to collectively as the Old National projections, that were used by KBW at the direction of Old National management in the financial analyses performed in connection with KBW’s opinion as described in “The Merger—Opinion of Old National’s Financial Advisor” beginning on page 67.
	2021 As-provided	2022 As-provided
Income statement ($mm)
Net interest income	$595	$586
Provisions	17	(13)
Noninterest income	213	228
Noninterest expense	(491)	(494)
Net Income	$271	$242
Earnings per Share	$1.63	$1.46
Other selected key assumptions / KPIs
Loan growth	(3.6%)	6.2%
Deposit growth	10.7%	(1.3%)
Net interest margin	2.84%	2.81%
Provisions / avg. loans	(0.12%)	0.09%
Fee income	26%	28%
Efficiency ratio	58%	59%
For purposes of extrapolating Old National’s financial results after 2022, Old National’s senior management provided KBW with, among other things, estimated long-term annual growth rates of five percent (5.0%) for Old National’s net income and earnings per share for the years 2023 and thereafter.
These projections were also used by J.P. Morgan at the direction of First Midwest management in the financial analyses performed in connection with J.P. Morgan’s opinion as described in “The Merger—Opinion of First Midwest’s Financial Advisor” beginning on page 80.

Certain Estimated Synergies Attributable to the Merger
The management of Old National and the management of First Midwest developed and provided to their respective board of directors certain prospective financial information relating to the anticipated cost synergies to be realized by Old National following the completion of the merger beginning in 2022. Such prospective financial information also was (i) provided by Old National to KBW and approved by Old National for KBW’s use and reliance, and (ii) provided by First Midwest to J.P. Morgan and approved by First Midwest for J.P. Morgan’s use and reliance, in each case in connection with such financial advisors’ respective financial analyses and opinions as described in this joint proxy statement/prospectus under “—Opinion of Old National’s Financial Advisor” and “—Opinion of First Midwest’s Financial Advisor.”
The cost synergies consisted of fully phased-in estimated annual cost savings of $109 million, phased in approximately seventy-five percent (75%) in 2022, one-hundred percent (100%) in 2023 and three percent (3%) growth in annual cost savings for 2023 and thereafter. The cost synergies assumed a hypothetical December 31, 2021 closing date for the merger.
See above in this section for further information regarding the uncertainties underlying the synergy estimates as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 27 and 29, respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.
Interests of Certain Old National Directors and Executive Officers in the Merger
In considering the recommendation of the Old National board of directors to vote for the Old National merger proposal, holders of Old National common stock should be aware that the directors and executive officers of Old National may have interests in the merger, including financial interests, that are different from, or in addition to, the interests of holders of Old National common stock generally and that may create potential conflicts of interest. The Old National board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to holders of Old National common stock that they vote for the Old National merger proposal. For more information, see “—Background of the Merger” beginning on page 56 and “—Old National’s Reasons for the Merger; Recommendation of Old National’s Board of Directors” beginning on page 64. Such interests are described in more detail below.
Treatment of Outstanding Old National Equity Awards
The restricted shares of Old National common stock, Old National performance shares, Old National stock appreciation rights and Old National restricted stock units (collectively, the “Old National equity awards”) held by Old National’s directors and executive officers immediately prior to the effective time will not be impacted by the merger and will continue to be outstanding following the effective time, and, except with respect to Old National performance shares as set forth below, subject to the same terms and conditions that were applicable to such awards before the effective time. The closing of the merger will not constitute a change in control for purposes of the Old National equity awards held by Old National’s employees, including those held by Old National executive officers. As such, the merger will not result in Old National’s directors or executive officers receiving any enhanced, accelerated or additional vesting or other entitlements with respect to their Old National equity awards. In connection with the merger, Old National is permitted to determine the level of achievement of the performance goals applicable to Old National performance shares as described below in the section entitled “—Other Actions.”
Letter Agreements with James C. Ryan, III and James A. Sandgren
In connection with the execution of the merger agreement, Old National entered into letter agreements with each of Messrs. Ryan and Sandgren. Except as provided therein, the letter agreements do not amend or change the executive’s existing employment agreements. The letter agreements incorporate the terms of the succession plan described below under “The Merger—Governance of the Combined Company After the Merger—Board of Directors and Management.” Mr. Ryan’s letter agreement provides that he will serve as the Chief Executive Officer, as well as a member of the board of directors, of the combined company, and Mr. Sandgren’s letter agreement provides that he will serve as the Chief Executive Officer, Commercial Banking, of the combined company. If the merger agreement terminates before closing, Messrs. Ryan’s and Sandgren’s letter agreement, as applicable, will be void ab initio.

The letter agreements provide that Messrs. Ryan and Sandgren waive any right to claim that the merger constitutes a change in control under their respective employment agreements. In his letter agreement, Mr. Ryan also agreed that his removal from the role as chairman of the board of directors of the combined company will not constitute good reason under his existing employment agreement so long as he is re-elected as chairman of the board of directors on the second annual anniversary of the closing of the merger. Similarly, Mr. Sandgren agreed that his removal from the role of president and chief operating officer of the combined company will not constitute good reason under his existing employment agreement. These waivers and agreements mean that Messrs. Ryan and Sandgren will not be entitled to severance compensation because of the corporate governance changes effected in connection with the merger.
Pursuant to the letter agreements Messrs. Ryan and Sandgren will be granted integration awards in the form of performance shares issued pursuant to Old National’s Amended and Restated 2008 Incentive Compensation Plan, as amended. The board of directors determined to grant the integration awards in the form of performance shares to better align the interests of Messrs. Ryan and Sandgren with the interests of shareholders. Messrs. Ryan’s and Sandgren’s integration awards are in the amount of 296,063 and 164,829 performance shares, respectively. The integration awards vest upon the surviving corporation achieving $109 million dollars in estimated cost savings from the merger (the “integration performance target”) during the twenty-four (24) months following the merger (the “performance period”). Fifty percent (50%) of the performance shares underlying the integration awards will be payable upon achievement during the performance period of cost savings equal to a minimum of seventy-five percent (75%) of the integration performance target. The remaining performance shares underlying the integration awards will be payable upon achievement of cost savings during the performance period between seventy-five percent (75%) of the integration performance target and one hundred percent (100%) or more of the integration performance target. The performance shares payable for achievement of the integration performance target between seventy-five percent (75%) and one hundred percent (100%) or more of the integration performance target will be determined on a prorated, straight-line basis for achievement of results falling between the seventy-five percent (75%) and one hundred percent (100%) thresholds. The integration awards have a one-year minimum vesting period. The letter agreements provide that if the integration performance target is not achieved, Old National will not grant replacement awards.
Messrs. Ryan’s and Sandgren’s equity awards that are outstanding on the closing of the merger and any unpaid portion of the integration awards will vest and be payable to the executive, if (for purposes of any unpaid portion of the integration awards, prior to the end of the Performance Period), there is (i) an early termination of service of the executive by the surviving corporation other than for “unacceptable performance” or “cause” or (ii) a resignation by the executive for “good reason” (as such terms are defined in their respective employment agreements).
Other Actions
In connection with the merger, Old National and First Midwest may establish a cash retention program to promote retention and incentivize efforts to consummate the transactions contemplated by the merger agreement and effectuate integration and conversion. Each of First Midwest and Old National may also enter into new agreements or amend existing agreements with, or grant integration or other awards to, First Midwest or Old National executives, respectively, before closing.
In connection with the merger, Old National may discuss or enter into agreements with some or all of the executive officers of Old National, other than Messrs. Ryan and Sandgren, regarding their continued employment with Old National or one or more of its affiliates and the compensation and benefits that they would be eligible to receive with respect to such service or their termination of service, which agreements may provide for severance, termination benefits and/or equity vesting benefits upon a termination by Old National other than for “cause” or resignation for “good reason” following the effective time, comparable to that which would be applicable upon such a termination of employment following a change in control of Old National. As of the date of this joint proxy statement/prospectus, it has not been determined if any such agreements will be entered into or, if they will, the applicable terms.
In addition, in connection with the merger agreement, Old National is permitted to take action to provide that the performance goals applicable to Old National performance equity awards in respect of the portion of the performance year elapsed prior to the effective time will be deemed satisfied at the greater of the target and actual level of performance through the latest practicable date prior to the effective time, or to adjust performance goals to take into account the effect of the merger.

Membership on the Board of Directors
The board of directors of the combined company as of the effective time will consist of sixteen (16) members, of which eight (8) will be former members of the board of directors of Old National designated by Old National, including Mr. Ryan, and eight (8) will be former members of the board of directors of First Midwest designated by First Midwest, including Michael L. Scudder. Ms. Rebecca S. Skillman (or another independent member from the board of directors of Old National, designated by Old National) will serve as the lead independent director of the board of the directors. As of the date of this joint proxy statement/prospectus, other than Messrs. Ryan and Scudder and Ms. Skillman, no decisions have been made with respect to which current Old National and First Midwest directors will be appointed to the board of directors of the combined company.
Interests of Certain First Midwest Directors and Executive Officers in the Merger
In considering the recommendation of First Midwest’s board of directors that you vote “FOR” the merger proposal, you should be aware that aside from their interests as First Midwest’s stockholders, First Midwest’s directors and executive officers have interests in the merger that are different from, or in addition to, those of First Midwest’s stockholders generally. References to the named executive officers of First Midwest include Messrs. Michael L. Scudder, Mark G. Sander, Patrick S. Barrett, Michael W. Jamieson and Thomas M. Prame. Members of First Midwest’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that First Midwest stockholders vote in favor of the merger proposal. For more information, see “—Background of the Merger” beginning on page 56 and “—First Midwest’s Reasons for the Merger; Recommendation of First Midwest’s Board of Directors” beginning on page 76. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “—Quantification of Potential Payments and Benefits to First Midwest’s Named Executive Officers in Connection with the Merger” beginning on page 97.
Treatment of First Midwest Equity Awards
All outstanding award agreements under the First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan (the “First Midwest omnibus plan”) and the First Midwest Bancorp, Inc. Amended and Restated 2018 Stock and Incentive Plan (the “First Midwest stock and incentive plan”) provide for “double-trigger” vesting if the executive officer is provided a substituted award and thereafter is terminated by First Midwest without cause, or resigns for good reason, upon a change in control or within twenty-four (24) months after a change in control. The closing will constitute a change in control for purposes of the First Midwest equity awards. Accordingly, unvested converted equity awards under the First Midwest omnibus plan and the First Midwest stock and incentive plan, if the executive officer experiences a qualifying termination following the closing, will fully vest, provided that Messrs. Scudder and Sander's equity awards will be treated in accordance with their letter agreements as described in “—Letter Agreement with Michael L. Scudder” and “—Letter Agreement with Mark G. Sander.”
For an estimate of the amounts that would be realized by each of First Midwest’s named executive officers upon a change in control in settlement of his unvested converted equity awards, see “—Quantification of Potential Payments and Benefits to First Midwest’s Named Executive Officers in Connection with the Merger” below. The estimated aggregate amount that would be realized by the four (4) executive officers who are not named executive officers in settlement of their unvested First Midwest equity awards that were outstanding on June 9, 2021, if the effective time occurred on June 9, 2021, and each executive officer experienced a qualifying termination on that date is $2,436,913. This amount is calculated using a price per share of First Midwest’s common stock of $21.176 (the average closing price of First Midwest’s common stock on the first five (5) business days following the announcement of the merger) and, in the case of First Midwest’s performance shares, assumed target performance for those awards that have ongoing performance periods and actual performance for those awards with performance periods that have concluded. These amounts do not attempt to forecast any additional equity grants, issuances or forfeitures that may occur prior to the closing and do not include any additional dividend rights or dividend equivalent rights that will accrue prior to the closing. As a result of the foregoing assumptions, which may or may not be accurate on the relevant date, the actual amounts, if any, to be realized by First Midwest’s executive officers who are not named executive officers and directors may materially differ from the amounts set forth above.

Non-employee directors receive compensation in the form of equity that is fully vested at grant. Under the First Midwest Bancorp, Inc. Deferred Compensation Plan for Nonemployee Directors, First Midwest non-employee directors may elect to defer compensation and receive it in a single lump sum upon a change in control. The estimated aggregate amount that would be realized by the nine (9) First Midwest non-employee directors in settlement of deferred compensation, for those non-employee directors who have made “change in control elections” under the applicable deferred compensation plan, is $1,314,398. This amount is calculated using a price per share of First Midwest’s common stock of $21.176 (the average closing price of First Midwest’s common stock on the first five (5) business days following the announcement of the merger).
First Midwest’s Restricted Stock Awards
At the effective time, each award in respect of a First Midwest restricted stock under the First Midwest stock plans that is outstanding, unvested and unsettled immediately prior to the effective time will be assumed and converted into an Old National restricted stock relating to a number of shares of Old National common stock equal to the number of shares of First Midwest restricted stock award multiplied by the exchange ratio (rounded up to the nearest whole number). Except as specifically provided in the merger agreement, at and following the effective time, each such Old National restricted stock award will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest restricted stock immediately prior to the effective time.
First Midwest’s Restricted Stock Unit Awards
At the effective time, each First Midwest restricted stock unit that is outstanding, unvested and unsettled immediately prior to the effective time will be assumed and converted into a number of Old National restricted stock units equal to the number of First Midwest restricted stock units multiplied by the exchange ratio (rounded up to the nearest whole number). Except as specifically provided in the merger agreement, at and following the effective time, each such Old National restricted stock unit will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest restricted stock unit immediately prior to the effective time.
First Midwest’s Performance Share Awards
At the effective time, each First Midwest performance share under the First Midwest stock plans that is outstanding, unvested and unsettled immediately prior to the effective time, will be assumed and converted into a time-based Old National restricted stock unit. The number of shares of Old National common stock subject to each such Old National restricted stock unit will be equal to the product of (i) the number of shares of First Midwest common stock subject to such First Midwest performance share immediately prior to the effective time based on the higher of target performance and actual performance through the latest practicable date prior to the effective time as reasonably determined by the First Midwest Compensation Committee consistent with past practice and in consultation with Old National, multiplied by (ii) the exchange ratio (rounded up to the nearest whole number). Except as specifically provided in the merger agreement, at and following the effective time, each such Old National restricted stock unit will continue to be governed by the same terms and conditions (including service-based vesting terms but excluding performance conditions, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest performance share immediately prior to the effective time.
First Midwest Deemed Stock Investment
At the effective time, except as specifically provided in the merger agreement, each First Midwest deemed stock investment that is unsettled immediately prior to the effective time will be assumed and converted into an Old National deemed stock investment. The number of shares of Old National common stock subject to each such Old National deemed stock investment will be equal to the product (rounded up to the nearest whole number) of (i) the number of shares of First Midwest common stock subject to such First Midwest deemed stock award immediately prior to the effective time, multiplied by (ii) the exchange ratio. Except as specifically provided in the merger agreement, at and following the effective time, each such Old National deemed stock investment will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest deemed stock investment immediately prior to the effective time.
Letter Agreement with Michael L. Scudder
In connection with the merger agreement, First Midwest also entered into a letter agreement (the “Scudder letter agreement”) with Michael L. Scudder, to be effective upon the effective time. The Scudder letter agreement provides that, following the effective time, Mr. Scudder will no longer serve as Chief Executive Officer of First Midwest and will serve as the Executive Chairman of the surviving corporation until the second anniversary of closing. Upon the second anniversary, Mr. Scudder will serve as a consultant to the surviving corporation for a period of one (1) year (the “consultancy period”). The Scudder letter agreement also provides that Mr. Scudder’s no longer serving as the Chief Executive Officer and any change in his duties and/or responsibilities at the closing will not constitute “good reason” (as defined in Mr. Scudder’s employment agreement with First Midwest).
Pursuant to the Scudder letter agreement, Mr. Scudder will receive for the duration of the three (3)-year service period a salary, annual bonus and annual equity award grants set at ninety percent (90%) of the salary, annual bonus and annual equity award grants of the surviving corporation’s Chief Executive Officer, and he will receive the same perquisites, office space and administrative support as provided immediately before the closing. Mr. Scudder will also be credited under the First Midwest Bancorp, Inc. Consolidated Pension Plan with one (1) additional year of age at retirement with respect to his service during the consultancy period, or if such crediting is not permitted under the plan, he will receive a supplemental equivalent payment from the surviving corporation. During the consultancy period, Mr. Scudder will be entitled to indemnification by the surviving corporation and the surviving corporation will maintain directors’ and officers’ liability insurance for him, in each case, to the same extent as other officers. If Mr. Scudder is terminated without “cause” or for “good reason,” as both are defined in his employment agreement, any unpaid salary and annual bonus (based on target) and ungranted annual equity awards for his entire period of service will be paid in full in cash, and any outstanding equity awards will accelerate and vest in full, subject to execution of a release. At the end of Mr. Scudder’s period of service, he will receive a prorated annual bonus and any equity awards of the surviving corporation that are outstanding will accelerate and vest in full (unless such award is subject to a performance condition, in which case it will remain subject to such condition).
In lieu of any severance Mr. Scudder would be entitled to receive in connection with the closing of the merger, the Scudder letter agreement grants Mr. Scudder a cash-based retention bonus equal to $5.4 million, fifty percent (50%) of which will be paid on the first anniversary of the closing and fifty percent (50%) of which will be paid on the second anniversary of the closing, subject to continued employment through such dates. Any unpaid portion of the retention bonus would be paid in a lump sum in full upon early termination without “cause” by the surviving corporation or due to death or disability or upon a resignation by Mr. Scudder for “good reason.” Pursuant to the Scudder letter agreement, any First Midwest equity awards will be converted to equity awards of the surviving corporation as contemplated by the merger agreement and, upon termination without “cause” by the surviving corporation or due to death or disability or upon a resignation by Mr. Scudder for “good reason,” any unvested equity awards outstanding on the closing will accelerate and vest in full. In consideration of the compensation granted under the Scudder letter agreement, Mr. Scudder also agreed to extend his non-compete provision to last a period of five (5) years following the closing and expand the scope of the non-compete.
Letter Agreement with Mark G. Sander
In connection with the merger agreement, First Midwest also entered into a letter agreement (the “Sander letter agreement”) with Mark G. Sander, to be effective upon the effective time. The Sander letter agreement provides that, following the effective time, Mr. Sander will serve as President and Chief Operating Officer of the surviving corporation, reporting directly to the Chief Executive Officer, but will no longer serve as a director on the board of directors of First Midwest. The Sander letter agreement also provides that Mr. Sander’s no longer serving as director and any change in his duties and/or responsibilities at the closing will not constitute “good reason” (as defined in Mr. Sander’s employment agreement between First Midwest and Mr. Sander).
Pursuant to the Sander letter agreement, the compensation committee of the surviving corporation will set his annual compensation, which will be no less than his annual compensation immediately prior to the closing. If

Mr. Sander is terminated without “cause” by the surviving corporation or resigns for “good reason,” as both are defined in his employment agreement, after closing, he would be eligible for severance under his employment agreement but, for any severance related to a “change in control” (as defined in his employment agreement), he would only receive such severance upon a change in control subsequent to the closing of the merger.
In lieu of any severance Mr. Sander would be entitled to receive in connection with the closing of the merger, the Sander letter agreement grants Mr. Sander a cash-based retention bonus equal to $3.55 million, fifty percent (50%) of which will be paid on the first anniversary of the closing and fifty percent (50%) of which will be paid on the second anniversary of the closing, subject to continued employment through such dates. Any unpaid portion of the retention bonus will be paid in lump sum in full upon early termination without “cause” by the surviving corporation or due to death or disability or upon a resignation by Mr. Sander for “good reason.” Pursuant to the Sander letter agreement, any First Midwest equity awards will be converted to equity awards of the surviving corporation as contemplated by the merger agreement and, upon termination without “cause” by the surviving corporation or due to death or disability or upon a resignation by Mr. Sander for “good reason,” any unvested equity awards outstanding on the closing will accelerate and vest in full.
First Midwest Executive Officer Change in Control Cash Severance Entitlements
In the event of a change in control, First Midwest’s employment agreements with its executive officers require a “double trigger” to occur before enhanced severance benefits are paid. A “double trigger” involves both a “change in control” of the Company and a qualifying termination of the executive officer’s employment following the change in control (for Messrs. Scudder and Sander, as well as one (1) other executive, within two (2) years following a change in control). The enhanced severance benefits consist of a lump sum payment of: in the case of the executive officers other than Messrs. Scudder and Sander, (a) two (2) times the sum of (i) the executive’s base salary in effect as of the date of termination of employment or, if greater, the date immediately preceding the change in control, (ii) the greater of the average of the annual cash incentive compensation earned by the executive for (A) the three (3) years immediately preceding the year in which the date of termination of employment occurs, or (B) the three (3) years immediately preceding the year in which the change in control occurs (or, in the case of Messrs. Barrett and Jamieson and the other executives, the target annual cash incentive compensation for the year in which the termination occurs), and (iii) certain other amounts; and (b) a pro rata annual bonus based on target performance for the year prior to the year employment terminates. In addition, First Midwest’s executive officers are eligible to receive outplacement assistance and twelve (12) months of COBRA continuation benefits in the event of the executive’s qualifying termination following a change in control.
If he experiences a qualifying termination, Mr. Scudder will receive the amounts outlined in the section entitled “—Letter Agreement with Michael L. Scudder” on page 95 in lieu of any amounts he would receive following the merger under his employment agreement. In addition, pursuant to the Scudder letter agreement, Mr. Scudder is also entitled to maintain health benefits coverage for himself, his spouse and age-eligible dependents on the same basis as if Mr. Scudder’s full-time employment continued until he and his spouse are eligible for Medicare coverage and his dependents are no longer age-eligible for coverage under First Midwest’s group health insurance policy, provided Mr. Scudder pays the premium for such coverage on the same cost-sharing basis applicable to full-time active employees.
For Mr. Sander, per the Sander letter agreement, if Mr. Sander’s employment with the surviving corporation is either terminated by the surviving corporation other than for cause, or by him for good reason following the effective time, then, the surviving corporation will provide Mr. Sander with the following cash severance benefits: (a) a pro rata annual bonus based on the greater of (i) his target bonus for the year of termination or (ii) the actual bonus earned for the year of termination and (b) severance payments equal to two (2) times his base salary and target bonus in effect at the time of termination, payable over twenty-four (24) months. Pursuant to the Sander letter agreement, for Mr. Sander, any First Midwest equity awards that convert into Old National equity awards outstanding as of closing will accelerate and vest in full. Mr. Sander is able to continue to participate in group health plans and he, his spouse and his age-eligible dependent children will also be eligible to maintain health benefits coverage on the same basis, including cost-sharing, as if Mr. Sander’s employment continued until he and his spouse are eligible for Medicare coverage and Mr. Sander’s dependents are no longer age-eligible for coverage under First Midwest’s plans.
See the section entitled “—Quantification of Potential Payments and Benefits to First Midwest’s Named Executive Officers in Connection with the Merger” for the estimated value of potential cash severance payments to the named executive officers under their employment agreements and potential cash severance payments to Messrs. Scudder and Sander in connection with their letter agreements. The estimated aggregate cash amount and/or medical/outplacement benefits that would be payable to the other executive officers upon such a qualifying termination of employment, as of December 31, 2021, is $5,114,303. Such amounts were determined using each executive officer’s base salary and annual target bonus, if applicable, as of June 9, 2021 and assume that each of the First Midwest named executive officers experienced a qualifying termination of employment on December 31, 2021.
Retention Program and Additional Integration Awards
In connection with the merger, Old National and First Midwest may establish a cash retention program to promote retention and incentivize efforts to consummate the transactions contemplated by the merger agreement and effectuate integration and conversion. Each of First Midwest and Old National may also enter into new agreements or amend existing agreements with, or grant integration or other awards to, First Midwest or Old National executives, respectively, before closing.
Pro Rata Incentive Compensation
The First Midwest Compensation Committee may determine that payment of monthly, quarterly or annual cash incentives with respect to 2021 shall be subject to accelerated vesting and payment upon a participant’s (including a First Midwest executive officer’s) termination of employment without cause, for good reason or due to death or disability, in each case, after the closing of the merger, if such closing occurs prior to the normal payment date of such monthly, quarterly or annual cash incentives.
Indemnification; Directors’ and Officers’ Insurance
Under the merger agreement, for a period of six (6) years after the effective time, the surviving corporation will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by First Midwest (provided, that the surviving corporation may substitute therefore policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of First Midwest or any of its subsidiaries arising from facts and events which occurred at or before the effective time; provided, that the surviving corporation will not be obligated to expend, on an annual basis, an amount in excess of three hundred percent (300%) of the current annual premium paid as of the date of the merger agreement by First Midwest for such insurance. For additional information, see “The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance” beginning on page 113.
Membership of the Board of Directors of Old National and Old National Bank
As of the effective time, eight (8) directors of First Midwest, including Michael L. Scudder, will be appointed to the board of directors of Old National (each a “First Midwest designated director”). The board of directors of the surviving corporation will be comprised of sixteen (16) directors, of which the other eight (8) will be former members of the board of directors of Old National designated by Old National, including James C. Ryan, III. For additional information, see “The Merger—Governance of the Combined Company After the Merger” beginning on page 99. As of the date of this joint proxy statement/prospectus, no decisions have been made with respect to the remaining First Midwest designated directors.
Quantification of Potential Payments and Benefits to First Midwest’s Named Executive Officers in Connection with the Merger
This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each “named executive officer” of First Midwest that is based on, or otherwise relates to, the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to First Midwest’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding, advisory vote of First Midwest’s stockholders, as described below in this section.
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of First Midwest’s named executive officers would receive, using the following assumptions:

•	the effective time will occur on December 31, 2021 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);
•	each of First Midwest’s named executive officers will experience a termination without “cause” at such time;
•	the named executive officer’s base salary rate and annual target bonus remain unchanged from those in effect as of the date of this proxy statement/prospectus;
•	the equity awards that are outstanding as of the date of this proxy statement/prospectus remain unchanged;
•
for purposes of the unvested First Midwest’s performance shares, the achievement target performance for those awards that have ongoing performance periods and actual performance for those awards with performance periods that have concluded;

•	for purposes of the annual bonus plan in which the named executive officers participate, the achievement of target performance for 2021; and
•	a price per share of $21.176, the average closing market price of First Midwest common stock over the first five (5) business days following the public announcement of the merger.
The calculations in the table do include any amounts, except for cash retention amounts, that may become payable under the letter agreements with each of Messrs. Scudder and Sander, as described in the sections entitled “—Letter Agreement with Michael L. Scudder” on page 95 and “—Letter Agreement with Mark G. Sander” on page 95, as, in each case, those amounts are contingent upon, and will be paid as compensation for, services provided to the surviving entity following the closing. The calculations in the table below do not include amounts First Midwest named executive officers were already entitled to receive or vested in as of the date hereof, and do not reflect any possible reductions under the Section 280G “net-better” cutback provisions included in any employment agreement or letter agreement. In addition, these amounts do not include any other incentive award grants, issuances or forfeitures that may be made or occur, or future dividends or dividend equivalents that may be accrued, prior to the completion of the merger, and do not reflect any First Midwest equity or other incentive awards that are expected to vest in accordance with their terms prior to June 9, 2021. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
For purposes of this discussion, “double-trigger” refers to benefits that require two (2) conditions, which are the closing of the merger as well as a qualifying termination of employment.
Golden Parachute Compensation
Name	Cash(1) ($)	Equity(2) ($)	Medical Benefits/Outplacement(3) ($)	Total ($)
Michael L. Scudder	5,400,000	4,689,213	77,081	10,166,294
Mark G. Sander	3,550,000	2,754,892	136,421	6,441,313
Patrick S. Barrett	2,044,000	1,478,360	154,569	3,676,929
Michael W. Jamieson	1,803,100	1,177,555	138,729	3,119,384
Thomas M. Prame	1,551,250	996,437	118,039	2,665,726
(1)
Cash. The cash payments payable to Messrs. Scudder and Sander upon a termination without cause or resignation for good reason following closing consist of a lump sum payment equal to any unpaid portion of Mr. Scudder’s retention bonus of $5,400,000 and Mr. Sander’s retention bonus of $3,550,000, each granted in connection with the merger. The enhanced severance cash payments payable to the named executive officers other than Messrs. Scudder and Sander consist of the following severance benefits payable on a termination without cause or resignation for good reason upon closing: (i) a lump sum payment equal to the sum of (a) two times the sum of (1) the executive’s base salary in effect as of the date of termination of employment or, if greater, the date immediately preceding the change-in-control, (2) the greater of the average of the annual cash incentive compensation earned by the executive for (A) the three years immediately preceding the year in which the date of termination of employment occurs, or (B) the three years immediately preceding the year in which the change-in-control occurs (or, in the case of Messrs. Barrett and Jamieson and the other executives, the target annual cash incentive compensation for the year in which the termination occurs), and (3) certain other amounts; and (b) a pro rata annual bonus based on target performance for the year prior to the year employment terminates. The cash severance amounts above are “double-trigger.”

For a description of the terms of the named executive officer’s employment agreements, see the section entitled “First Midwest Executive Officer Change in Control Cash Severance Entitlements” beginning on page 96.
Name	Cash Severance ($)	Pro Rata Annual Bonus ($)	Retention Bonus ($)	Total ($)
Michael L. Scudder	—	—	5,400,000	5,400,000
Mark G. Sander	—	—	3,550,000	3,550,000
Patrick S. Barrett	1,764,000	280,000	—	2,044,000
Michael W. Jamieson	1,556,100	247,000	—	1,803,100
Thomas M. Prame	1,338,750	212,500	—	1,551,250
(2)
Equity. Upon a change in control, all equity or equity-based awards that have been granted by First Midwest, its subsidiaries and/or their affiliates to the named executive officers (except for Messrs. Scudder and Sander), will be subject to the terms and conditions contained in the applicable plans and award agreements, which provide for full vesting of all outstanding equity awards upon a qualifying termination of employment following a change in control. Pursuant to the Sander letter agreement and the Scudder letter agreement, upon termination without cause or due to death or disability or resignation for good reason following the effective time, all First Midwest equity awards that are converted into Old National equity awards and were outstanding as of the effective time will accelerate and vest in full. The amounts in this table are “double-trigger” and derived as described above.

Name	Restricted Stock ($)	Restricted Stock Units ($)	Performance Shares ($)	Total ($)
Michael L. Scudder	1,415,298	—	3,273,915	4,689,213
Mark G. Sander	539,332	401,793	1,813,767	2,754,892
Patrick S. Barrett	629,541	—	848,819	1,478,360
Michael W. Jamieson	104,355	430,826	642,374	1,177,555
Thomas M. Prame	504,179	—	492,257	996,436
(3)
Medical Benefits/Outplacement. Reflects, for the named executive officers other than Messrs. Scudder and Sander, outplacement assistance and 12 months of COBRA continuation benefits. For a description of the terms of the outplacement assistance, see the section entitled “First Midwest Executive Officer Change in Control Cash Severance Entitlements” beginning on page 96. For Messrs. Scudder and Sander, reflects eligibility of Messrs. Scudder and Sander, their spouses and their age-eligible dependent children to maintain health benefits coverage on the same basis, including cost-sharing, as if their employment continued until Messrs. Scudder and Sander, and their spouses, are eligible for Medicare coverage and their children are no longer age-eligible for coverage under First Midwest’s plans.

Governance of the Combined Company After the Merger
Boards of Directors and Committees of the Combined Company and the Combined Bank
The merger agreement or an amendment to Old National’s bylaws that will be made in connection with the merger and will be effective for a period of three (3) years and which we refer to as the “Old National bylaw amendment” provides for certain arrangements related to the boards of directors of Old National and Old National Bank after the merger that are described below. These arrangements can be amended or rescinded by the board of directors of Old National with a seventy-five (75%) vote of the entire board of directors of Old National. The Old National bylaw amendment is set forth in Exhibit B to the merger agreement, which is attached as Annex A.
For a period of at least three (3) years, the board of directors of Old National will be comprised of sixteen (16) directors, of which eight (8) will be former members of the board of directors of First Midwest designated by First Midwest (the “legacy First Midwest directors”), including Michael L. Scudder, and eight (8) will be former members of the board of directors of Old National designated by Old National (the “legacy Old National directors”), including James C. Ryan, III. During this three (3) year period, Rebecca S. Skillman (or another independent member from the board of directors of Old National, designated by Old National) will serve as the lead independent director of the board of the directors of Old National. For a three (3)-year period after the effective time of the merger, if a legacy First Midwest director or a successor to a legacy First Midwest director leaves the board of directors the remaining legacy First Midwest directors may select the successor to such departing director. Similarly, for a three (3)-year period after the effective time of the merger, if a legacy Old National director or a successor to a legacy Old National director leaves the board of directors the remaining legacy Old National directors may select the successor to such departing director.
During the three (3)-year period following the effective time of the merger and thereafter, the Old National board of directors will maintain the following standing committees: an Executive Committee, an Audit Committee, a Talent Development and Compensation Committee, a Corporate Governance and Nominating Committee, an Enterprise Risk Committee, and a Culture, Community and Social Responsibility Committee. During such three

(3)-year period, the Old National board of directors may by resolution (which will require the affirmative vote of at least seventy-five percent (75%) of the Old National board of directors) establish any committees not expressly contemplated by the Old National bylaw amendment composed of directors as they may determine to be necessary or appropriate for the conduct of business of Old National and may prescribe the composition, duties and procedures of such committees.
During the three (3)-year period following the effective time of the merger, each committee of the Old National board of directors will (i) have at least four (4) members, (ii) have an even number of members and (iii) be composed of fifty percent (50%) legacy Old National directors and fifty percent (50%) legacy First Midwest directors (subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under NASDAQ rules (or rules of the primary stock exchange on which Old National common stock is listed)).
During the three (3)-year period following the effective time of the merger, the Chair of the Executive Committee will be the Chairman of the Old National board of directors and the Chair of the Corporate Governance and Nominating Committee will be the lead independent director. The Chair positions of all other standing committees specifically identified above will be held so that fifty percent (50%) are held by legacy First Midwest directors and fifty percent (50%) are held by legacy Old National directors.
At the effective time of the merger, the members of the board of directors of Old National Bank will exclusively include persons who are then officers of Old National Bank and members of the management operating committee of Old National Bank and the Old National Bank Board of Directors shall exercise the scope of its authority and operate in a manner substantially consistent with that so exercised and operated prior to May 30, 2021.
Management of the Combined Company After the Merger
The merger agreement and in some cases the Old National bylaw amendment provides that upon completion of the merger, (i) Michael L. Scudder will serve as Executive Chairman of the board of directors of Old National for a term of two (2) years and thereafter will serve as a consultant for a term of one (1) year, (ii) James C. Ryan, III will serve as the Chief Executive Officer and as a member of the board of directors of Old National, will serve as the Chief Executive Officer and as Chairman of the board of directors of Old National Bank and will automatically succeed Michael L. Scudder as Chairman of the Board of Old National following Mr. Scudder’s two (2) year term, (iii) Mark G. Sander will serve as the President and Chief Operating Officer of Old National and Old National Bank and as a member of the board of directors of Old National Bank, and (iv) James A. Sandgren will serve as the Chief Executive Officer, Commercial Banking of Old National and Old National Bank and as a member of the board of directors of Old National Bank. In the case of Messrs. Scudder and Ryan, their removal from the positions described above or any change in any of their employment arrangements will under the Old National bylaw amendment require a seventy-five percent (75%) vote of the entire Old National board of directors. In addition, Old National and First Midwest have announced certain additional members of the resulting Old National executive management team as follows, all of whom are current executive officers of either Old National or First Midwest as set forth below:
•	Brendon B. Falconer, Chief Financial Officer (Old National)
•	Kendra L. Vanzo, Chief Administrative Officer (Old National)
•	Kevin P. Geoghegan, Chief Credit Officer (First Midwest)
•	Thomas M. Prame, Community Banking CEO (First Midwest)
•	Chady M. AlAhmar, Wealth Management CEO (Old National)
Name and Headquarters
The merger agreement and the Old National bylaw amendment each provide that the name of the surviving corporation and surviving bank will be Old National Bancorp and Old National Bank, respectively; that the headquarters of Old National and the main office of Old National Bank will be located in Evansville, Indiana and the Commercial Banking and Consumer Banking operations of Old National Bank will be headquartered in Chicago, Illinois.

Accounting Treatment
Old National and First Midwest prepare their respective financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of First Midwest by Old National under the acquisition method of accounting, and Old National will be treated as the acquirer for accounting purposes.
Regulatory Approvals
To complete the merger, Old National and First Midwest need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank and other regulatory authorities. Subject to the terms of the merger agreement, Old National and First Midwest have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the mergers), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such regulatory agencies and governmental entities. The term “requisite regulatory approvals” means all regulatory authorizations, consents, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof), or waivers of such regulatory authorizations, consents, orders and approvals from the Federal Reserve Board and the OCC or as otherwise set forth in the merger agreement that are necessary to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the surviving corporation.
Under the terms of the merger agreement, Old National and First Midwest will not be required to take actions or agree to conditions in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on Old National and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger (a “materially burdensome regulatory condition”).
The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by First Midwest stockholders in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.
Old National and First Midwest believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of Old National following the completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.
Federal Reserve Board and the OCC
The merger is subject to the approval of the Federal Reserve Board pursuant to section 3 of the BHC Act with respect to the merger and the bank merger is subject to the approval of the OCC pursuant to section 18(c)(2)(B) of the Federal Deposit Insurance Act (the “Bank Merger Act”). The Federal Reserve Board and the OCC take into consideration a number of factors when acting on applications under section 3 of the BHC Act and the Bank Merger Act, respectively. These factors include the effect of the merger on competitiveness in affected banking markets, the financial and managerial resources (including consideration of the capital adequacy, liquidity, and earnings performance, as well as the competence, experience and integrity of the officers, directors and principal shareholders, and the records of compliance with applicable laws and regulations) and future prospects of the combined organization. The Federal Reserve Board and the OCC also consider the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Neither the Federal Reserve Board nor the OCC may approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.
In considering an application under section 3 of the BHC Act and the Bank Merger Act, the Federal Reserve Board and the OCC each also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the Federal Reserve Board and the OCC must also take into account the record of performance of each of Old National and First Midwest in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. As part of the review process in merger transactions, the Federal Reserve Board and the OCC each frequently receive protests from community groups and others. In their most recent CRA performance evaluations, Old National Bank received an overall “satisfactory” regulatory rating and First Midwest Bank received an overall “outstanding” regulatory rating, respectively.
In addition, in connection with an interstate merger and bank merger transaction, the Federal Reserve Board and the OCC each consider certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the “Riegle-Neal Act”), including the capital position of the acquiring bank holding company or bank, as the case may be, state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws. Under the Riegle-Neal Act, the OCC may approve an interstate bank merger transaction only if each constituent bank is adequately capitalized at the time the relevant application for such transaction is filed, and it determines that the resulting bank will be well capitalized and well managed upon the consummation of the transaction.
Furthermore, the BHC Act and the Bank Merger Act require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board and the OCC. Each of the Federal Reserve Board and the OCC takes into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. Each of the Federal Reserve Board and the OCC is also authorized to hold one (1) or more public hearings or meetings if it determines that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review.
The initial submission of the applications to the Federal Reserve Board and the OCC occurred on June 18, 2021.
Department of Justice
In addition to the Federal Reserve Board and the OCC, the Antitrust Division of the Department of Justice (the “DOJ”) conducts a concurrent competitive review of the merger to analyze the merger’s competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under Section 3 of the BHC Act or the Bank Merger Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.
Additional Regulatory Approvals and Notices
Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations, including notifications and/or applications to certain state financial services and banking regulators with respect to Old National Bank maintaining the existing First Midwest Bank offices in those states.

Treatment of First Midwest Preferred Stock and First Midwest Depositary Shares
In the merger, each share of First Midwest preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of new Old National preferred stock. Likewise, following the completion of the merger, each outstanding First Midwest depositary share representing a 1/40th interest in a share of the applicable series of First Midwest preferred stock will become an Old National depositary share and will represent a 1/40th interest in a share of the applicable series of the new Old National preferred stock.
For a description of the terms of new Old National preferred stock and new Old National depositary shares, see the section entitled “Description of New Old National Preferred Stock” beginning on page 137 and the section entitled “Description of New Old National Depositary Shares” beginning on page 147.
Stock Exchange Listings
Old National common stock is listed for trading on NASDAQ under the symbol “ONB.” First Midwest common stock is listed for trading on NASDAQ under the symbol “FMBI.” The depositary shares representing a 1/40th interest in a share of First Midwest Series A preferred stock and the depositary shares representing a 1/40th interest in a share of First Midwest Series C preferred stock are currently listed on NASDAQ under the symbol “FMBIP” and “FMBIO,” respectively. In the merger, First Midwest common stock and First Midwest depositary shares currently listed on NASDAQ will be delisted from such exchange and deregistered under the Exchange Act.
Under the terms of the merger agreement, Old National will cause the shares of Old National common stock and new Old National depositary shares to be issued in the merger to be approved for listing on NASDAQ, subject to official notice of issuance. The merger agreement provides that neither Old National nor First Midwest will be required to complete the merger if such shares are not authorized for listing on NASDAQ, subject to notice of issuance. Following the merger, shares of Old National common stock will continue to be traded on NASDAQ. The depositary shares representing a 1/40th interest in a share of Old National series A preferred stock and Old National series C preferred stock are expected to be listed on NASDAQ upon completion of the merger.
Appraisal or Dissenters’ Rights in the Merger
Under Chapter 44 of the IBCL, a shareholder is generally entitled to dissent from, and obtain payment of the fair value of their shares in connection with, certain mergers which require shareholder approval and the shareholder is entitled to vote on; certain share exchanges which the shareholder is entitled to vote on; certain sales or exchanges of all, or substantially all, of the corporation’s property which the shareholder is entitled to vote on; approval of a control share acquisition; election to become a benefit corporation; and other corporate actions taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that shareholders are entitled to dissent. However, under the IBCL, dissenters’ rights are not available to holders of shares listed on a national securities exchange, such as the New York Stock Exchange, NASDAQ, or a similar exchange. Accordingly, since the shares of Old National common stock are traded on NASDAQ, no dissenters’ rights are available to Old National shareholders.
Under Section 262 of the DGCL, holders of First Midwest common stock, First Midwest depositary shares and First Midwest preferred stock will not be entitled to appraisal rights in connection with the merger if, on the record date of the First Midwest special meeting, shares of First Midwest’s common stock and First Midwest depositary shares each representing a 1/40th interest in a share of First Midwest preferred stock are listed on a national securities exchange or held of record by more than two thousand (2,000) stockholders, and holders of First Midwest common stock and First Midwest depositary shares (and the related First Midwest preferred stock) are not required to accept as consideration for their shares anything other than the shares of another corporation which at the effective date of the merger are either listed on a national securities exchange or held of record by more than two thousand (2,000) stockholders, cash paid in lieu of fractional shares or any combination of the foregoing. First Midwest common stock and First Midwest depositary shares are currently listed on NASDAQ, a national securities exchange, and are expected to continue to be so listed on the record date for the First Midwest special meeting. In addition, holders of First Midwest common stock will receive shares of Old National common stock as consideration in the merger, which shares are currently listed on NASDAQ, and are expected to continue to be so listed at the effective time. Holders of First Midwest depositary shares will receive new Old National depositary shares as consideration in the merger, which are expected to be listed on NASDAQ. Accordingly, the holders of First Midwest common stock, First Midwest depositary shares and First Midwest preferred stock are not entitled to any appraisal rights in connection with the merger.

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Old National or First Midwest. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Old National and First Midwest make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 166 of this joint proxy statement/prospectus.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Old National and First Midwest contained in this joint proxy statement/prospectus or in the public reports of First Midwest or Old National filed with the SEC may supplement, update or modify the factual disclosures about Old National and First Midwest contained in the merger agreement. The merger agreement contains representations and warranties by First Midwest, on the one hand, and by Old National, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Old National and First Midwest were qualified and subject to important limitations agreed to by Old National and First Midwest in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Old National and First Midwest each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Old National and First Midwest at the time they were made or otherwise.
Structure of the Merger
Each of First Midwest’s and Old National’s respective boards of directors has unanimously approved and adopted the merger agreement. The merger agreement provides for the merger of First Midwest with Old National, with Old National continuing as the surviving entity in a merger of equals. Following the completion of the merger, First Midwest Bank, a wholly owned subsidiary of First Midwest, and Old National Bank, a wholly owned subsidiary of Old National, will merge, with Old National Bank as the surviving bank in the bank merger.
Prior to the consummation of the merger, Old National and First Midwest may, by mutual agreement, change the method or structure of effecting the combination of Old National and First Midwest if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however that no such change may (i) alter or change the exchange ratio or the number of shares of Old National common stock received by holders of First Midwest common stock in exchange for each share of First Midwest common stock; (ii) adversely affect the tax treatment of First Midwest’s stockholders or Old National’s shareholders pursuant to the merger agreement; (iii) adversely affect the tax treatment of First Midwest or Old National pursuant to the merger agreement; or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration
Each share of First Midwest common stock issued and outstanding immediately prior to the effective time, except for shares of First Midwest common stock owned by First Midwest as treasury stock or owned by First Midwest or Old National (in each case, other than shares of First Midwest common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by First Midwest or Old National in respect of debts previously contracted), will be converted into the right to receive 1.1336 shares of Old National common stock (the “exchange ratio”).
If the outstanding shares of First Midwest common stock or Old National common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give Old National shareholders and First Midwest stockholders the same economic effect as contemplated by the merger agreement prior to such event.
Also in the merger, (i) each share of the First Midwest series A preferred stock issued and outstanding will be converted into the right to receive one (1) share of the newly created Old National series A preferred stock having terms that are not materially less favorable than the First Midwest series A preferred stock, and (ii) each share of the First Midwest series C preferred stock issued and outstanding will be converted into the right to receive one (1) share of the newly created Old National series C preferred stock having terms that are not materially less favorable than the First Midwest series C preferred stock.
Fractional Shares
Old National will not issue any fractional shares of Old National common stock in the merger. Instead, a former holder of First Midwest common stock who otherwise would have received a fraction of a share of Old National common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (i) the average of the closing-sale prices of Old National common stock on NASDAQ as reported by the Wall Street Journal for the consecutive period of five (5) full trading days ending on the date preceding the closing date of the merger by (ii) the fraction of a share (after taking into account all shares of First Midwest common stock held by such holder immediately prior to the effective time and rounded to the nearest one thousandth when expressed in decimal form) of Old National common stock which such holder would otherwise be entitled to receive.
Governing Documents
Effective as of the effective time, the bylaws of Old National will be amended to reflect the appointment of directors and officers for the combined company and certain related governance matters. In connection with the completion of the merger, Old National will propose to amend its articles of incorporation to increase the number of authorized shares of Old National common stock from 300,000,000 to 600,000,000 (the “Old National articles amendment”).
Treatment of First Midwest Equity Awards
First Midwest’s Restricted Stock Awards
At the effective time, each award in respect of a First Midwest restricted stock under the First Midwest stock plans that is outstanding, unvested and unsettled immediately prior to the effective time will be assumed and converted into an Old National restricted stock relating to a number of shares of Old National common stock award equal to the number of shares of First Midwest restricted stock award multiplied by the exchange ratio (rounded up to the nearest whole number). Except as specifically provided in the merger agreement, at and following the effective time, each such Old National restricted stock will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest restricted stock immediately prior to the effective time.
First Midwest’s Restricted Stock Unit Awards
At the effective time, each First Midwest restricted stock unit that is outstanding, unvested and unsettled immediately prior to the effective time, will be assumed and converted into a number of Old National restricted stock units equal to the number of First Midwest restricted stock units multiplied by the exchange ratio (rounded up to the nearest whole number). Except as specifically provided in the merger agreement, at and following the effective time, each such Old National restricted stock unit will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest restricted stock unit immediately prior to the effective time.
First Midwest’s Performance Share Awards
At the effective time, each First Midwest performance share under the First Midwest stock plans that is outstanding, unvested and unsettled immediately prior to the effective time, will be assumed and converted into a time-based Old National restricted stock unit. The number of shares of Old National common stock subject to each such Old National restricted stock unit will be equal to the product of (i) the number of shares of First Midwest common stock subject to such First Midwest performance share immediately prior to the effective time based on the higher of target performance and actual performance through the latest practicable date prior to the effective time as reasonably determined by the First Midwest Compensation Committee consistent with past practice and in consultation with Old National, multiplied by (ii) the exchange ratio (rounded up to the nearest whole number). Except as specifically provided in the merger agreement, at and following the effective time, each such Old National restricted stock unit will continue to be governed by the same terms and conditions (including service-based vesting terms but excluding performance conditions, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest performance share immediately prior to the effective time.
First Midwest Deemed Stock Investment
At the effective time, each First Midwest deemed stock investment that is unsettled immediately prior to the effective time will be assumed and converted into an Old National deemed stock investment. The number of shares of Old National common stock subject to each such Old National deemed stock investment will be equal to the product (rounded up to the nearest whole number) of (i) the number of shares of First Midwest common stock subject to such First Midwest deemed stock award immediately prior to the effective time, multiplied by (ii) the exchange ratio (rounded up to the nearest whole number). Except as specifically provided in the merger agreement, at and following the effective time, each such Old National deemed stock investment will continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest stock plan or award agreement) as were applicable to the applicable First Midwest deemed stock investment immediately prior to the effective time.
Closing and Effective Time of the Merger
The merger will become effective at such date and time specified in the certificate of merger to be filed with the Secretary of State of the State of Delaware and the articles of merger to be filed with the Secretary of State of the State of Indiana, or at such other date and time provided by applicable law. The closing will occur remotely by electronic exchange of documents at 9:00 a.m., Central Time no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Old National and First Midwest.
Exchange of Shares
Exchange Procedures
As promptly as practicable after the effective time, but in no event later than ten (10) business days thereafter, Old National and First Midwest will cause the exchange agent to mail to each holder of record of one (1) or more old certificates (which, for purposes of this joint proxy statement/prospectus, shall be deemed to include certificates or book-entry account statements) representing shares of First Midwest common stock or First Midwest preferred stock immediately prior to the effective time a letter of transmittal and instructions for use in effecting the surrender of such old certificate(s) in exchange for new certificates (which, for purposes of this joint proxy statement/prospectus, shall be deemed to include certificates or, at Old National’s option, evidence in book-entry form) representing the number of whole shares of Old National common stock and any cash in lieu of fractional shares or shares of new Old National preferred stock, as applicable, which shares of First Midwest common stock or First Midwest preferred stock represented by such old certificate(s) shall have been converted into the right to receive pursuant to the merger agreement, as well as any dividends or distributions to be paid as described in “—Dividends and Distributions” below.
If an old certificate for First Midwest common stock or First Midwest preferred stock has been lost, stolen or destroyed, the exchange agent will issue the consideration in the merger upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by Old National or the exchange agent, the posting of a bond in an amount as Old National or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.
After the effective time, there will be no further transfers on the stock transfer books of First Midwest of First Midwest common stock or First Midwest preferred stock that were issued and outstanding immediately prior to the effective time.
Withholding
Old National will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares, any dividends or distributions or any other cash amounts payable under the merger agreement to any holder of First Midwest common stock or First Midwest preferred stock the amounts it is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder from whom they were withheld.
Dividends and Distributions
No dividends or other distributions declared with respect to Old National common stock or new Old National preferred stock will be paid to the holder of any unsurrendered old certificate representing shares of First Midwest common stock or First Midwest preferred stock, as applicable, until the holder surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of Old National common stock or new Old National preferred stock which the shares of First Midwest common stock or First Midwest preferred stock, as applicable, represented by such old certificate have been converted into the right to receive under the merger agreement.
Representations and Warranties
The merger agreement contains representations and warranties made by First Midwest to Old National and Old National to First Midwest relating to a number of matters, including the following:
•	corporate matters, including due organization and qualification and subsidiaries;
•	capitalization;
•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;
•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers;
•	reports to regulatory authorities;
•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;
•	broker’s fees payable in connection with the merger;
•	the absence of certain changes or events;
•	legal proceedings;
•	tax matters;
•	employee matters and employee benefit matters;

•	compliance with applicable laws;
•	certain material contracts;
•	absence of agreements with regulatory authorities;
•	risk management instruments;
•	environmental matters;
•	investment securities and commodities;
•	real property;
•	intellectual property;
•	related party transactions;
•	inapplicability of takeover statutes;
•	absence of action or circumstance that would prevent the merger from qualifying as a reorganization under Section 368(a) of the Code;
•	opinions from each party’s respective financial advisor(s);
•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;
•	loan portfolio matters;
•	insurance matters; and
•	information security.
The merger agreement contains additional representations and warranties made by First Midwest with respect to:
•	subordinated indebtedness; and
•	investment advisor subsidiaries.
The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by Old National and First Midwest, respectively, and (ii) qualified by the reports of Old National or First Midwest, as applicable, filed with the SEC during the period from January 1, 2020 through the time prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).
In addition, certain representations and warranties of Old National and First Midwest are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either Old National and First Midwest or Old National as the surviving entity in the merger, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.
However, with respect to clause (i), a material adverse effect will not be deemed to include the impact of:
•	changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements;
•
changes, after the date of the merger agreement, in laws, rules or regulations (including any COVID-19 pandemic measures) of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

•
changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries (including any such changes arising out of the COVID-19 pandemic or any COVID-19 pandemic measures);

•
changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornadoes, floods or other natural disasters or from any outbreak of any disease or other public health event (including the COVID-19 pandemic);

•
public disclosure of the execution of the merger agreement or public disclosure of the consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees) (however, the foregoing will not apply for purposes of certain representations and warranties relating to (i) the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers, (ii) required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the merger or the bank merger and (iii) employee benefit plans) or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement;

•
a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (provided that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred); or

•	the expenses incurred by Old National and First Midwest in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement;
except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.
The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Businesses Prior to the Consummation of the Merger
Prior to the effective time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement, required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain specified exceptions, (i) each of Old National and First Midwest will, and will cause its subsidiaries to (a) conduct its business in the ordinary course in all material respects and (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either First Midwest or Old National to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.
Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, neither First Midwest nor Old National will take, and will not permit any of its subsidiaries to, without the prior written consent of the other party to the merger agreement (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
•
other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of First Midwest or any of its wholly owned subsidiaries to First Midwest or any of its wholly owned subsidiaries, on the one hand, or of Old National or any of its wholly owned subsidiaries to Old National or any of its wholly owned subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
•	adjust, split, combine or reclassify any capital stock;
•
make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (i) regular quarterly cash dividends by First Midwest at a rate not in excess of $0.14 per share of First Midwest common stock, (ii) regular quarterly cash dividends by Old National at a rate not in excess of $0.14 per share of Old National common stock, (iii) dividends paid by any of the subsidiaries of each of First Midwest and Old National to First Midwest or Old National or any of their wholly owned subsidiaries, respectively, (iv) in the case of First Midwest, dividends provided for and paid on shares of First Midwest Series A preferred stock and First Midwest Series C preferred stock in accordance with the terms of such First Midwest Series A preferred stock and First Midwest Series C preferred stock, respectively, (v) regular distributions on outstanding trust preferred securities in accordance with their terms or (vi) the acceptance of shares of First Midwest common stock or Old National common stock, as the case may be, as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

•
grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of First Midwest or Old National or their respective subsidiaries;

•
issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of First Midwest or Old National or their respective subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of First Midwest or Old National or their respective subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;

•
sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the merger agreement;

•
except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly owned subsidiary of First Midwest or Old National, as applicable;

•
in each case, except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, certain material contracts of First Midwest or Old National or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to First Midwest or Old National, or enter into certain material contracts;

•
except as required under applicable law, the terms of any First Midwest benefit plan or Old National benefit plan existing as of the date of the merger agreement or Section 6.6 of the merger agreement, as applicable, (i) enter into, establish, adopt, amend or terminate any First Midwest benefit plan or Old National benefit plan, or any arrangement that would be a First Midwest benefit plan or an Old National benefit plan if in effect on the date hereof, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such First Midwest benefit plan or Old National benefit plan, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases for current employees with an annual base salary below $300,000 in connection with a promotion (permitted hereunder) or change in responsibilities, in each case, in the ordinary course of business consistent with past practice and to a level consistent with similarly situated peer employees, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement; provided, however, that the parties may enter into offer letters with new commercial banking hires in the ordinary course of business consistent with past practice that do not provide for enhanced or change in control severance, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any First Midwest benefit plan or Old National benefit plan, as the case may be, (vi) terminate the employment or services of any employee with an annual base salary equal to or in excess of $300,000, other than for cause, or (vii) hire or promote any employee with an annual base salary equal to or in excess of $300,000 (other than as a replacement hire or promotion on substantially similar terms of employment to the departed employee), or significantly change the responsibilities assigned to any such employee;

•
settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount and for consideration not in excess of $500,000 individually or $1,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the surviving corporation;

•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•
amend its articles of incorporation or certificate of incorporation, its bylaws or comparable governing documents of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

•
materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	implement or adopt any change in its accounting principles, practices or methods, other than as required by GAAP;
•
enter into any new line of business or, other than in the ordinary course of business (which may include partnering with third parties in origination, flow, servicing and other capacities) consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;

•
merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

•
make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.
Regulatory Matters
Old National and First Midwest have agreed to cooperate with each other and use their respective reasonable best efforts to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities.
Each of Old National and First Midwest has agreed to use its reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transaction contemplated thereby. However, in no event will First Midwest or Old National, or any of their respective subsidiaries be required, and neither First Midwest or Old National, nor any of their respective subsidiaries be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on Old National and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger.
Old National and First Midwest have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement, as well as to keep each other apprised of the status of matters related to the consummation of the transactions contemplated by the merger agreement.
Employee Matters
The merger agreement provides that, Old National will provide to First Midwest continuing employees for as long as they are employed during the period commencing on the effective time and ending on the first anniversary of the effective time or December 31, 2022, whichever is later, (i) annual base salary or wages, as applicable, that are no less than the base salary or wages in effect for each such continuing employee immediately prior to the effective time, (ii) target incentive opportunities (both cash and equity) that are no less favorable than those provided by First Midwest and its subsidiaries to each such continuing employee immediately prior to the effective time, (iii) all employee statutory entitlements and (iv) employee benefits (other than severance) and other compensation that are substantially comparable in the aggregate to those provided to similarly situated employees of Old National and its subsidiaries. With respect to clause (iv), (x) if the effective time occurs prior to December 31, 2021, Old National will continue the health and welfare benefit plans of First Midwest and the continuing employees may continue to participate in such plans through December 31, 2021, and (y) until such time as Old National fully integrates the continuing employees into its plans, participation in the First Midwest benefit plans (other than severance) will be deemed to satisfy the foregoing standards. Each continuing employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances shall be eligible to receive severance benefits based upon a formula as agreed among the parties with respect to any continuing employee who is involuntarily terminated during such period.
The merger agreement also provides that, with respect to any employee benefit plans of Old National or its subsidiaries in which any continuing employees become eligible to participate on or after the effective time (the “new plans”), Old National and its subsidiaries will, (i) waive all pre-existing conditions, exclusions or waiting periods with respect to participation and coverage requirements applicable to such continuing employees and their eligible dependents under any new plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under an analogous First Midwest benefit plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the effective time under a First Midwest benefit plan that provides health care benefits, to the same extent that such credit was given under the analogous First Midwest benefit plan prior to the effective time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any new plan, (iii) recognize all service of such employees with First Midwest and its subsidiaries for all purposes in any new plan to the same extent such service was taken into account under the analogous First Midwest benefit plan prior to the effective time and (iv) honor any accrued paid time off, vacation or other approved leave. The merger agreement provides that the foregoing service recognition will not apply (a) to the extent it would result in duplication of benefits for the same period of service, (b) for purposes of any defined benefit pension plan or (c) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
If requested by Old National in writing at least fifteen (15) business days prior to the effective time, First Midwest will cause the First Midwest 401(k) plan to be terminated effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing. If Old National requests that First Midwest’s 401(k) plan be terminated, (i) First Midwest will provide Old National with evidence that such plan has been terminated (the form and substance of which will be subject to reasonable review and comment by Old National) not later than two (2) business days immediately preceding the effective time, and (ii) any continuing employees will be eligible to participate, effective as of the effective time, in a 401(k) plan sponsored or maintained by Old National or one of its subsidiaries. Old National and First Midwest will take any and all actions as may be required, including amendments to the First Midwest 401(k) plan and/or the Old National 401(k) plan, to permit the continuing employees to make rollover contributions to the Old National 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) from the First Midwest 401(k) plan in the form of cash, notes (in the case of loans), or a combination thereof. Old National agrees to assume and honor, in accordance with their terms, all First Midwest benefit plans. First Midwest agrees that the transactions contemplated under the merger agreement constitute a “change in control,” “change of control” or similar concept under any First Midwest benefit plan, and prior to the effective time, the First Midwest board or First Midwest Compensation Committee will be empowered to take such action as necessary to declare such status under such First Midwest benefit plans.
Nothing in the merger agreement will confer upon any employee, officer, director or consultant of Old National or First Midwest or any of their subsidiaries or affiliates any right to continue in the employ or service of the surviving entity, First Midwest, Old National or any subsidiary or affiliate thereof, or will interfere with or restrict in any way the rights of the surviving entity, First Midwest, Old National or any subsidiary or affiliate thereof to discharge or terminate the services of any employee (including any continuing employee), officer, director or consultant of the surviving entity, First Midwest or Old National or any of their subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in the merger agreement will be deemed to (i) establish, amend, or modify any First Midwest benefit plan, Old National benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the surviving entity or any of its subsidiaries or affiliates to amend, modify or terminate any particular First Midwest benefit plan, Old National benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement after the effective time. Without limiting the generality of the terms of the merger agreement, nothing in the merger agreement, express or implied, is intended to or will confer upon any person, including any current or former employee, officer, director or consultant of First Midwest, Old National or any of their subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement.
Director and Officer Indemnification and Insurance
The merger agreement provides that from and after the effective time, Old National as the surviving entity in the merger will indemnify and hold harmless all present and former directors, officers and employees of First Midwest and its subsidiaries against, and will advance expenses as incurred to such persons in respect of, all costs and liabilities arising out of the fact that such person is or was a director, officer or employee of First Midwest or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement or expenses as of the date of the merger agreement by First Midwest pursuant to the First Midwest certificate of incorporation, bylaws, the governing or organizational documents of any First Midwest subsidiaries or any indemnification agreements in existence as of the date of the merger agreement that have been disclosed to Old National or the DGCL; provided, that in the case of advancement of expenses, any such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
The merger agreement requires Old National, as the surviving entity in the merger, to maintain for a period of six (6) years after consummation of the merger First Midwest’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the consummation of the merger. However, Old National is not required to spend annually more than three hundred percent (300%) of the current annual premium paid as of the date of the merger agreement by First Midwest for such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then Old National will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, First Midwest, in consultation with, but only upon the consent of Old National, may (and at the request of Old National, First Midwest will use its reasonable best efforts to), obtain at or prior to the effective time a six (6)-year “tail” policy under First Midwest’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap.
Name and Headquarters
The merger agreement and the Old National bylaw amendment each provide that the name of the surviving corporation and surviving bank will be Old National Bancorp and Old National Bank, respectively; that the headquarters of Old National and the main office of Old National Bank will be located in Evansville, Indiana and that the Commercial Banking and Consumer Banking operations of Old National Bank will be headquartered in Chicago, Illinois.
Restructuring Efforts
The merger agreement provides that if First Midwest fails to obtain the required vote of First Midwest stockholders to approve the First Midwest merger proposal or if Old National fails to obtain the required vote of Old National shareholders to approve the Old National articles amendment proposal and the Old National merger proposal, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by the merger agreement, including by merging First Midwest into a newly created wholly owned subsidiary of Old National (provided that neither party will have any obligation to alter or change any material terms, including the exchange ratio or the amount or kind of the consideration to be issued to holders of the capital stock of First Midwest as provided for in the merger agreement, in a manner adverse to such party or its shareholders or stockholders, as applicable) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its respective shareholders or stockholders, as applicable, for adoption or approval.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of Old National common stock and new Old National preferred stock to be issued in the merger, access to information of the other company, advice of changes, exemption from takeover restrictions, shareholder litigation relating to the transactions contemplated by the merger agreement, the coordination of dividend declarations, the assumption by Old National of First Midwest’s indebtedness, public announcements with respect to the transactions contemplated by the merger agreement, and the amendment to the Old National articles of incorporation.
Combined Company Governance
Boards of Directors and Committees of the Combined Company and the Combined Bank
The merger agreement or an amendment to Old National’s bylaws that will be made in connection with the merger and will be effective for a period of three (3) years and which we refer to as the “Old National bylaw amendment” provides for certain arrangements related to the boards of directors of Old National and Old

National Bank after the merger that are described below. These arrangements can be amended or rescinded by the board of directors of Old National with a seventy-five percent (75%) vote of the entire board of directors of Old National. The Old National bylaw amendment is set forth in Exhibit B to the merger agreement, which is attached as Annex A.
At the effective time of the merger, the board of directors of Old National will be comprised of sixteen (16) directors, of which eight (8) will be former members of the board of directors of First Midwest designated by First Midwest (the “legacy First Midwest directors”), including Michael L. Scudder, and eight (8) will be former members of the board of directors of Old National designated by Old National (the “legacy Old National directors”), including James C. Ryan, III. For a three (3)-year period after the effective time of the merger, Rebecca S. Skillman (or another independent member from the board of directors of Old National, designated by Old National) will serve as the lead independent director of the board of the directors of Old National. For a three (3)-year period after the effective time of the merger, if a legacy First Midwest director or a successor to a legacy First Midwest director leaves the board of directors the remaining legacy First Midwest directors may select the successor to such departing director. Similarly, for a three (3)-year period after the effective time of the merger, if a legacy Old National director or a successor to a legacy Old National director leaves the board of directors the remaining legacy Old National directors may select the successor to such departing director.
During the three (3)-year period following the effective time of the merger and thereafter, the Old National board of directors will maintain the following standing committees: an Executive Committee, an Audit Committee, a Talent Development and Compensation Committee, a Corporate Governance and Nominating Committee, an Enterprise Risk Committee, and a Culture, Community and Social Responsibility Committee. During such three (3)-year period, the Old National board of directors may by resolution (which will require the affirmative vote of at least seventy-five percent (75%) of the Old National board of directors) establish any committees not expressly contemplated by the Old National bylaw amendment composed of directors as they may determine to be necessary or appropriate for the conduct of business of Old National and may prescribe the composition, duties and procedures of such committees.
During the three (3)-year period following the effective time of the merger, each committee of the Old National board of directors will (i) have at least four (4) members, (ii) have an even number of members and (iii) be composed of fifty percent (50%) legacy Old National directors and fifty percent (50%) legacy First Midwest directors (subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under NASDAQ rules (or rules of the primary stock exchange on which Old National common stock is listed)).
During the three (3)-year period following the effective time of the merger, the Chair of the Executive Committee will be the Chairman of the Old National board of directors and the Chair of the Corporate Governance and Nominating Committee will be the lead independent director. The Chair positions of all other standing committees specifically identified above will be held so that fifty percent (50%) are held by legacy First Midwest directors and fifty percent (50%) are held by legacy Old National directors.
At the effective time of the merger, the members of the board of directors of Old National Bank will exclusively include persons who are then officers of Old National Bank and members of the management operating committee of Old National Bank and the Old National Bank Board of Directors shall exercise the scope of its authority and operate in a manner substantially consistent with that so exercised and operated prior to May 30, 2021.
Management of the Combined Company after the Merger
The merger agreement and in some cases the Old National bylaw amendment provide that upon completion of the merger, (i) Michael L. Scudder will serve as Executive Chairman of the board of directors of Old National for a term of two (2) years and thereafter will serve as a consultant for a term of one (1) year, (ii) James C. Ryan, III will serve as the Chief Executive Officer and as a member of the board of directors of Old National, will serve as the Chief Executive Officer and as Chairman of the board of directors of Old National Bank and will automatically succeed Michael L. Scudder as Chairman of the Board of Old National following Mr. Scudder’s two (2) year term, (iii) Mark G. Sander will serve as the President and Chief Operating Officer of Old National and Old National Bank and as a member of the board of directors of Old National Bank, and (iv) James A. Sandgren will serve as the Chief Executive Officer, Commercial Banking of Old National and Old National Bank and as a member of the board of directors of Old National Bank. In the case of

Messrs. Scudder and Ryan, their removal from the positions described above or any change in any of their employment arrangements will under the Old National bylaw amendment require a seventy-five percent (75%) vote of the entire Old National board of directors. In addition, Old National and First Midwest have announced certain additional members of the resulting Old National executive management team as follows, all of whom are current executive officers of either Old National or First Midwest as set forth below:
•	Brendon B. Falconer, Chief Financial Officer (Old National)
•	Kendra L. Vanzo, Chief Administrative Officer (Old National)
•	Kevin P. Geoghegan, Chief Credit Officer (First Midwest)
•	Thomas M. Prame, Community Banking CEO (First Midwest)
•	Chady M. AlAhmar, Wealth Management CEO (Old National)
Meetings; Recommendation of Old National's and First Midwest's Boards of Directors
Each of Old National and First Midwest has agreed to call a meeting of its stockholders and shareholders, respectively, for the purpose of voting upon the adoption of the merger agreement (in the case of the First Midwest stockholders, the “requisite First Midwest vote,” and in the case of the Old National shareholders, the “requisite Old National vote”), and to use reasonable best efforts to cause the meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party.
Each of Old National and First Midwest and their respective boards of directors has agreed to use its reasonable best efforts to obtain from First Midwest stockholders and Old National shareholders, respectively, the requisite First Midwest vote and the requisite Old National vote, including by communicating to First Midwest stockholders and Old National shareholders, as applicable, its recommendation that First Midwest stockholders and Old National shareholders, respectively, approve and adopt the merger agreement (the “First Midwest board recommendation” and the “Old National board recommendation”), as applicable. Each of Old National and First Midwest has agreed that each of Old National and First Midwest and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the First Midwest board recommendation, in the case of First Midwest, or the Old National board recommendation, in the case of Old National, (ii) fail to make the First Midwest board recommendation, in the case of First Midwest, or the Old National board recommendation, in the case of Old National, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in “—Agreement Not to Solicit Other Offers” below) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (a) recommend against any acquisition proposal or (b) reaffirm the First Midwest board recommendation, in the case of First Midwest, or the Old National board recommendation, in the case of Old National, in each case within ten (10) business days (or such fewer number of days as remains prior to the First Midwest stockholders meeting or the Old National shareholders meeting, as applicable) after an acquisition proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “recommendation change”).
However, subject to certain termination rights described in “—Termination of the Merger Agreement” below, if the First Midwest board of directors or the Old National board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the First Midwest board recommendation or the Old National board recommendation, as applicable, then, in the case of First Midwest, prior to the receipt of the requisite First Midwest vote, and in the case of Old National, prior to the receipt of the requisite Old National vote, such board of directors may submit the merger agreement to its stockholders or shareholders, respectively, without recommendation and may communicate the basis for its lack of a recommendation to its stockholders or shareholders, as applicable, to the extent required by law, provided that (i) it gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions of, and the identity of the third party making any such acquisition proposal, or any amendment or modification thereof, or a description in reasonable detail of such other event or circumstances) and (ii) at the end of such notice period, it takes into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the First Midwest board recommendation or the Old National board recommendation, as the case may be. Any material amendment to any acquisition proposal will require a new notice period.
Old National and First Midwest must adjourn or postpone the Old National shareholders meeting or the First Midwest stockholders meeting, as applicable, if there are insufficient shares of Old National common stock or First Midwest common stock, as the case may be, represented (either in attendance or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Old National or First Midwest, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the requisite Old National vote or the requisite First Midwest vote, and subject to the terms and conditions of the merger agreement, Old National or First Midwest, as applicable, will continue to use reasonable best efforts to solicit proxies from its shareholders or stockholders, as applicable. Notwithstanding any recommendation change by the Old National board of directors or the First Midwest board of directors, but subject to the obligation to adjourn or postpone such meetings as described in the immediately preceding sentence, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders or stockholders, as applicable, and to submit the merger proposal to a vote of such shareholders or stockholders, as applicable.
Agreement Not to Solicit Other Offers
Each of Old National and First Midwest has agreed that it will, and will cause each of its subsidiaries and representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than First Midwest, in the case of Old National, or Old National, in the case of First Midwest, with respect to any acquisition proposal.
Each of Old National and First Midwest has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal.
For purposes of the merger agreement, an “acquisition proposal” means, with respect to Old National or First Midwest, as applicable, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.
However, in the event that after the date of the merger agreement and prior to the receipt of the requisite First Midwest vote, in the case of First Midwest, or the requisite Old National vote, in the case of Old National, a party receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and their subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the First Midwest or Old National board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any confidential or nonpublic information, such party enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between Old National and First Midwest, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.
Each of Old National and First Midwest has also agreed to (i) promptly (and, in any event, within twenty-four (24) hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide First Midwest, in the case of Old National, or Old National, in the case of First Midwest, with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or acquisition proposal in connection with such inquiry or acquisition proposal, and will keep the other party reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal and (ii) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.
Conditions to Complete the Merger
Old National’s and First Midwest’s respective obligations to complete the merger are subject to the satisfaction or, where legally permissible, waiver, at or prior to the effective time, of the following conditions:
•	the requisite Old National vote and the requisite First Midwest vote having been obtained;
•
the authorization for listing on NASDAQ, subject to official notice of issuance, of the Old National common stock and new Old National preferred stock (or depositary shares in respect thereof) to be issued in the merger;

•
all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;

•
the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

•
no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement;

•
the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•
the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

•
receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the execution and delivery of the bank merger agreement.

Neither First Midwest nor Old National can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to the consummation of the merger, whether before or after the receipt of the requisite Old National vote or the requisite First Midwest vote, in the following circumstances:
•	by mutual written consent of Old National and First Midwest;
•
by either Old National or First Midwest if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either Old National or First Midwest if the merger has not been completed on or before the one (1) year anniversary of the date of the merger agreement (the “termination date”), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either Old National or First Midwest (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of First Midwest, in the case of a termination by Old National, or Old National, in the case of a termination by First Midwest, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by First Midwest prior to such time as the requisite Old National vote is obtained, if (i) Old National or the Old National board of directors has made a recommendation change or (ii) Old National or the Old National board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Old National board recommendation; or

•
by Old National prior to such time as the requisite First Midwest vote is obtained, if (i) First Midwest or the First Midwest board of directors has made a recommendation change or (ii) First Midwest or the First Midwest board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the First Midwest board recommendation.

Neither Old National nor First Midwest is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Old National common stock or First Midwest common stock.
Effect of Termination
If the merger agreement is terminated, it will become void and have no effect, except that (i) none of First Midwest or Old National will be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of the merger agreement and (ii) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses, the confidential treatment of information and the termination fee described below.

Termination Fee
First Midwest will pay Old National a termination fee equal to $97,000,000 in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:
•
in the event that the merger agreement is terminated by Old National pursuant to the last bullet set forth under “—Termination of the Merger Agreement” above. In such case, the termination fee must be paid to Old National within two (2) business days of the date of termination.

•
in the event, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the First Midwest board of directors or First Midwest’s senior management or has been made directly to the First Midwest stockholders generally, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the First Midwest stockholders meeting) an acquisition proposal with respect to First Midwest, and (i) (a) thereafter the merger agreement is terminated by either Old National or First Midwest because the merger has not been completed prior to the termination date, and First Midwest has not obtained the requisite First Midwest vote but all other conditions to First Midwest’s obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination or (b) thereafter the merger agreement is terminated by Old National based on a willful breach of the merger agreement by First Midwest that would constitute the failure of an applicable closing condition, and (ii) prior to the date that is twelve (12) months after the date of such termination, First Midwest enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to Old National on the earlier of the date First Midwest enters into such definitive agreement and the date of consummation of such transaction.

Old National will pay First Midwest the termination fee if the merger agreement is terminated in the following circumstances:
•
in the event that the merger agreement is terminated by First Midwest pursuant to the second to last bullet set forth under “—Termination of the Merger Agreement” above. In such case, the termination fee must be paid to First Midwest within two (2) business days of the date of termination.

•
in the event, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Old National board of directors or Old National’s senior management or has been made directly to Old National shareholders generally, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Old National shareholders meeting) an acquisition proposal with respect to Old National, and (i) (a) thereafter the merger agreement is terminated by either Old National or First Midwest because the merger has not been completed prior to the termination date, and Old National has not obtained the requisite Old National vote but all other conditions to Old National’s obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination or (b) thereafter the merger agreement is terminated by First Midwest based on a willful breach of the merger agreement by Old National that would constitute the failure of an applicable closing condition and (ii) prior to the date that is twelve (12) months after the date of such termination, Old National enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to First Midwest on the earlier of the date Old National enters into such definitive agreement and the date of consummation of such transaction.

The termination fee and any amounts payable by Old National and First Midwest in connection therewith, constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, will be the sole monetary remedy of the other party in the event of a termination of the merger agreement under specified circumstances.

Expenses and Fees
Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The merger agreement provides that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC or any other governmental entity in connection with the merger and the other transactions contemplated by the merger agreement will be borne equally by Old National and First Midwest.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite First Midwest vote or the requisite Old National vote, except that after the receipt of the requisite First Midwest vote or the requisite Old National vote, there may not be, without further approval of Old National shareholders or First Midwest stockholders, as applicable, any amendment to the merger agreement that requires such further approval under applicable law.
At any time prior to the effective time, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other parties pursuant to the merger agreement, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite First Midwest vote or the requisite Old National vote, there may not be, without further approval of Old National shareholders or First Midwest stockholders, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law.
Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.
Specific Performance
Old National and First Midwest will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of First Midwest common stock or First Midwest preferred stock, as applicable, that exchange their shares of First Midwest common stock or First Midwest preferred stock, as applicable, for the merger consideration. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. To the extent this section consists of statements as to matters of U.S. federal income tax law, this section constitutes the opinion of Sullivan & Cromwell LLP and the opinion of Squire Patton Boggs (US) LLP.
This discussion addresses only those holders of First Midwest common stock and First Midwest preferred stock that hold their shares of First Midwest common stock or First Midwest preferred stock, as applicable, as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•	a financial institution;
•	a tax-exempt organization;
•	a pass-through entity (or an investor in a pass-through entity);
•	an insurance company;
•	a mutual fund;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•
a holder of First Midwest common stock or First Midwest preferred stock that received First Midwest common stock or First Midwest preferred stock, as applicable, through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder;
•	a person that has a functional currency other than the U.S. dollar;
•	a real estate investment trust;
•	regulated investment companies;
•
a holder of First Midwest common stock or First Midwest preferred stock that holds First Midwest common stock or First Midwest preferred stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction; or

•	a United States expatriate.
In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of First Midwest or Old National. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of First Midwest common stock or First Midwest preferred stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more

United States persons have the authority to control all substantial decisions of the trust, or (iv) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.
The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds First Midwest common stock or First Midwest preferred stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding First Midwest common stock or First Midwest preferred stock should consult their own tax advisors.
To the extent this section consists of statements as to matters of U.S. tax law, this section is the opinion of Squire Patton Boggs (US) LLP and the opinion of Sullivan & Cromwell LLP.
Tax Consequences of the Merger Generally
The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Old National’s obligation to complete the merger that Old National receive an opinion from Squire Patton Boggs (US) LLP, dated the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to First Midwest’s obligation to complete the merger that First Midwest receive an opinion from Sullivan & Cromwell LLP, dated the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither of the opinions described above will be binding on the IRS. Old National and First Midwest have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations, warranties, covenants or assumptions upon which the opinions described above are based (the “Representations and Assumptions”) are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the merger could be adversely affected.
As a “reorganization,” the material U.S. federal income tax consequences of the merger to U.S. holders of First Midwest common stock or First Midwest preferred stock, as applicable, are set forth in the remainder of this discussion:
•
a holder who receives solely shares of Old National common stock (or receives Old National common stock and cash solely in lieu of a fractional share) or new Old National preferred stock, as applicable, in exchange for shares of First Midwest common stock or First Midwest preferred stock, as applicable, generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of Old National common stock;

•
the aggregate tax basis of the Old National common stock or new Old National preferred stock, as applicable, received in the merger (including fractional share interests in Old National common stock deemed received and exchanged for cash) will be equal to the holder’s aggregate tax basis in the First Midwest common stock or First Midwest preferred stock, as applicable, for which it is exchanged;

•
the holding period of Old National common stock or new Old National preferred stock, as applicable, received in the merger (including any fractional shares deemed received and redeemed as described below) will include the holder’s holding period of the First Midwest common stock or First Midwest preferred stock, as applicable, for which it is exchanged.

If holders acquired different blocks of First Midwest common stock or First Midwest preferred stock at different times and at different prices, a holder’s tax basis and holding period in Old National common stock or new Old National preferred stock may be determined with reference to each block of First Midwest common stock or First Midwest preferred stock.
Cash Instead of a Fractional Share
A holder of First Midwest common stock who receives cash instead of a fractional share of Old National common stock will be treated as having received the fractional share of Old National common stock pursuant to the merger and then as having sold that fractional share for cash. As a result, generally such a holder will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such holder’s fractional share of Old National common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for the shares (including the holding period of First Midwest common stock surrendered therefor) is greater than one (1) year. The deductibility of capital losses is subject to limitations.
Backup Withholding
Payments of cash to a non-corporate holder of First Midwest common stock or First Midwest preferred stock, as applicable, in connection with the merger may be subject to information reporting and backup withholding (currently at a rate of twenty-four percent (24%)). Such holders of First Midwest common stock or First Midwest preferred stock, as applicable, generally will not be subject to backup withholding, however, if the holder:
•
furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS form W-9 (or an applicable substitute or successor form) included in the election form/letter of transmittal the holder will receive and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof of an applicable exemption from backup withholding.
Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.
This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Old National and First Midwest as an acquisition of First Midwest by Old National. The merger agreement was entered into on May 30, 2021, and provides that each share of First Midwest common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive 1.1336 shares of Old National common stock. In addition, at the effective time, each share of First Midwest series A and series C preferred stock issued and outstanding immediately prior to the effective time will be automatically converted into the right to receive an equivalent share of new Old National preferred stock.
The unaudited pro forma condensed combined financial information has been prepared to give effect to the following:
•
The acquisition of First Midwest by Old National under the provision of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, ASC 805, “Business Combinations” where the assets and liabilities of First Midwest will be recorded by Old National at their respective fair values as of the date the merger is completed;

•	The distribution of shares of Old National common stock to First Midwest’s stockholders in exchange for shares of First Midwest common stock (based upon a 1.1336 exchange ratio);
•	Certain reclassifications to conform historical financial statement presentations of First Midwest to Old National; and
•	Transaction costs in connection with the merger.
The following unaudited pro forma condensed combined financial information and accompanying notes are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of Old National and accompanying notes included in Old National’s Annual Report on Form 10-K for the year ended December 31, 2020, and the historical unaudited condensed consolidated financial statements of Old National and accompanying notes included in Old National’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, each of which is incorporated by reference herein, and (ii) the historical audited consolidated financial statements of First Midwest and accompanying notes included in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2020, and the historical unaudited condensed consolidated financial statements of First Midwest and accompanying notes included in First Midwest’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, each of which is incorporated by reference herein.
The unaudited pro forma condensed combined income statements for the three months ended March 31, 2021 and for the year ended December 31, 2020 combine the historical consolidated income statements of Old National and First Midwest, giving effect to the merger as if it had been completed on January 1, 2020. The accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical consolidated balance sheets of Old National and First Midwest, giving effect to the merger as if it had been completed on March 31, 2021.
The unaudited pro forma condensed combined financial information is provided for illustrative information purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma condensed combined financial information has been prepared by Old National in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 21, 2020.
The unaudited pro forma condensed combined financial information also does not consider any potential effects of changes in market conditions on revenue enhancements, expense efficiencies, asset dispositions, and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

As of the date of this joint proxy statement/prospectus, Old National has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair value of First Midwest’s assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain First Midwest assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of First Midwest’s assets and liabilities will be based on First Midwest’s actual assets and liabilities as of the closing date and therefore cannot be made prior to the completion of the merger. In addition, the value of the merger consideration to be paid by Old National in shares of Old National common stock upon the completion of the merger will be determined based on the closing price of Old National common stock on the closing date and the number of issued and outstanding shares of First Midwest common stock immediately prior to the closing. Actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial information, and the differences may be material.
Further, Old National has not identified all adjustments necessary to conform First Midwest’s accounting policies to Old National’s accounting policies. Upon completion of the merger, or as more information becomes available, Old National will perform a more detailed review of First Midwest’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s financial information.
As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information.
Old National estimated the fair value of certain First Midwest assets and liabilities based on a preliminary valuation analysis, due diligence information, information presented in First Midwest’s SEC filings and other publicly available information. Until the merger is completed, both companies are limited in their ability to share certain information.
Upon completion of the merger, a final determination of the fair value of First Midwest’s assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact the combined company’s statement of income. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the unaudited pro forma condensed combined financial information.

PRO FORMA CONDENSED COMBINED BALANCE SHEET
	March 31, 2021
			Transaction Accounting Adjustments
(dollars in thousands)	Historical ONB	Historical FMBI	Fair Value	Other	Reference	Pro Forma Combined
Assets
Cash and due from banks	$154,330	$223,713	$—	$—		$378,043
Money market and other interest-earning investments	303,447	786,814	—	—		1,090,261
Investment securities	6,896,376	3,410,269	—	—		10,306,645
Loans held for sale	50,281	34,826	—	—		85,107
Loans	13,925,261	15,183,526	(70,068)	—	A	29,038,719
Allowance for credit losses	(114,037)	(235,359)	142,535	(149,305)	B, C	(356,166)
Net loans	13,811,224	14,948,167	72,467	(149,305)		28,682,553
Premises and equipment, net	466,559	129,514	10,000	—	D	606,073
Goodwill	1,036,994	861,414	(51,075)	—	E	1,847,333
Other intangible assets	42,939	67,560	60,917	—	F	171,416
Company-owned life insurance	456,782	301,365	—	—		758,147
Other assets	525,519	444,949	(1,969)	46,801	G, H	1,015,300
Total assets	$23,744,451	$21,208,591	$90,340	$(102,504)		$44,940,878
Liabilities and shareholders' equity
Noninterest-bearing demand deposits	$6,091,054	$6,156,145	$—	$—		$12,247,199
Interest-bearing deposits	11,758,701	10,455,309	1,900	—	I	22,215,910
Borrowings	2,574,987	1,530,710	78,609	—	J	4,184,306
Other liabilities	340,262	413,112	10,000	37,900	K, L	801,274
Total liabilities	20,765,004	18,555,276	90,509	37,900		39,448,689
Preferred stock	—	230,500	26,927	—	M	257,427
Common stock	165,676	1,254	129,731	—	N	296,661
Capital surplus	1,874,572	1,265,156	999,578	—	N	4,139,306
Retained earnings	847,290	1,413,517	(1,413,517)	(140,404)	N, O	706,886
Accumulated other comprehensive income (loss), net of tax	91,909	(22,096)	22,096	—	N	91,909
Treasury stock, at cost	—	(235,016)	235,016	—	N	—
Total shareholders' equity	2,979,447	2,653,315	(169)	(140,404)		5,492,189
Total liabilities and shareholders' equity	$23,744,451	$21,208,591	$90,340	$(102,504)		$44,940,878
See accompanying notes to pro forma condensed combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
	For the Three Months Ended March 31, 2021
			Transaction Accounting Adjustments
(dollars and shares in thousands, except per share data)	Historical ONB	Historical FMBI	Fair Value	Other	Reference	Pro Forma Combined
Interest income
Loans, including fees	$125,886	$133,774	$(1,697)	$—	P	$257,963
Investment securities	33,263	15,707	—	—		48,970
Other	88	1,669	—	—		1,757
Total interest income	159,237	151,150	(1,697)	—		308,690
Interest expense
Deposits	3,159	3,457	(55)	—	Q	6,561
Borrowings	7,958	6,578	(4,203)	—	R	10,333
Total interest expense	11,117	10,035	(4,258)	—		16,894
Net interest income	148,120	141,115	2,561	—		291,796
Provision for credit losses	(17,356)	6,098	—	—		(11,258)
Net interest income after provision for credit losses	165,476	135,017	2,561	—		303,054
Wealth management fees	9,708	14,149	—	—		23,857
Service charges on deposit accounts	8,124	9,980	—	—		18,104
Debit card and ATM fees	5,143	4,556	—	—		9,699
Mortgage banking revenue	16,525	10,187	—	—		26,712
Swap termination costs	—	—	—	—		—
Other income	17,212	6,931	—	—		24,143
Total noninterest income	56,712	45,803	—	—		102,515
Salaries and employee benefits	68,117	66,401	—	—		134,518
Occupancy	14,872	11,414	250	—	S	26,536
Equipment	3,969	3,338	—	—		7,307
Data processing	12,353	10,284	—	—		22,637
Professional fees	2,724	8,059	—	—		10,783
Amortization of intangibles	3,075	2,807	1,990	—	T	7,872
Other expense	12,630	16,122	—	—		28,752
Total noninterest expense	117,740	118,425	2,240	—		238,405
Income before income taxes	104,448	62,395	321	—		167,164
Income tax expense	17,630	17,372	80	—	U	35,082
Net income	86,818	45,023	241	—		132,082
Dividends on preferred stock and other	—	(4,520)	—	—		(4,520)
Net income available to common shareholders	$86,818	$40,503	$241	$—		$127,562

Net income per common share
Basic	$0.53	$0.36				$0.44
Diluted	$0.52	$0.36				$0.43
Average common shares outstanding
Basic	164,997	113,098	15,110		V	293,205
Diluted	165,707	113,871	15,213		V	294,791
See accompanying notes to pro forma condensed combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
	For the Year Ended December 31, 2020
			Transaction Accounting Adjustments
(dollars and shares in thousands, except per share data)	Historical ONB	Historical FMBI	Fair Value	Other	Reference	Pro Forma Combined
Interest income
Loans, including fees	$529,888	$568,065	$(3,991)	$—	P	$1,093,962
Investment securities	132,852	76,164	—	—		209,016
Other	568	7,089	—	—		7,657
Total interest income	663,308	651,318	(3,991)	—		1,310,635
Interest expense
Deposits	28,169	38,242	(571)	—	Q	65,840
Borrowings	39,045	33,427	(16,855)	—	R	55,617
Total interest expense	67,214	71,669	(17,426)	—		121,457
Net interest income	596,094	579,649	13,435	—		1,189,178
Provision for credit losses	38,395	98,615	—	149,305	C	286,315
Net interest income after provision for credit losses	557,699	481,034	13,435	(149,305)		902,863
Wealth management fees	36,806	50,688	—	—		87,494
Service charges on deposit accounts	35,081	42,059	—	—		77,140
Debit card and ATM fees	20,178	16,150	—	—		36,328
Mortgage banking revenue	62,775	21,115	—	—		83,890
Swap termination costs	—	(31,852)	—	—		(31,852)
Other income	84,434	42,493	—	—		126,927
Total noninterest income	239,274	140,653	—	—		379,927
Salaries and employee benefits	293,590	257,645	—	—		551,235
Occupancy	55,316	42,723	1,000	—	S	99,039
Equipment	16,690	14,358	—	—		31,048
Data processing	41,086	39,822	—	—		80,908
Professional fees	15,755	35,019	—	37,900	L	88,674
Amortization of intangibles	14,091	11,207	9,901	—	T	35,199
Other expense	104,889	85,932	—	—		190,821
Total noninterest expense	541,417	486,706	10,901	37,900		1,076,924
Income before income taxes	255,556	134,981	2,534	(187,205)		205,866
Income tax expense	29,147	27,083	634	(46,801)	U, H	10,063
Net income	226,409	107,898	1,900	(140,404)		195,803
Dividends on preferred stock and other	—	(10,103)	—	—		(10,103)
Net income available to common shareholders	$226,409	$97,795	$1,900	$(140,404)		$185,700

Net income per common share
Basic	$1.37	$0.87				$0.63
Diluted	$1.36	$0.87				$0.63
Average common shares outstanding
Basic	165,509	112,355	15,011		V	292,875
Diluted	166,177	112,702	15,057		V	293,936
See accompanying notes to pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)
Note 1 - Basis of Presentation
The pro forma condensed combined financial information and explanatory notes have been prepared to illustrate the effects of the merger under the acquisition method of accounting with Old National as the acquirer. The pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial condition or results of operations of the combined company had the companies been combined at the beginning of each period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company. Under the acquisition method of accounting, the assets and liabilities of First Midwest, as of the effective date of the merger, will be recorded by Old National at their respective fair values and the excess of the merger consideration over the fair value of First Midwest’s net assets will be allocated to goodwill.
The merger, which is currently expected to be completed in the fourth quarter of 2021 subject to the satisfaction of customary closing conditions, provides for holders of First Midwest common stock to receive 1.1336 shares of Old National common stock, valuing the transaction at approximately $2.4 billion based on the closing share price of Old National common stock of $18.29 as of June 21, 2021.
The pro forma allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time of the merger. Adjustments may include, but not be limited to, changes in (i) First Midwest’s balance sheet through the effective time; (ii) the aggregate value of merger consideration paid if the price of shares of Old National common stock varies from the assumed $18.29 per share; (iii) total merger-related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market and credit conditions differ from current assumptions.
Note 2 - Preliminary Purchase Price Allocation
The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 10% increase and 10% decrease in the price per share of Old National common stock from the June 21, 2021 baseline with its impact on the preliminary goodwill.
(dollars in thousands, except per share data)	June 21, 2021	10% Increase	10% Decrease
Common shares of First Midwest	115,547,978	115,547,978	115,547,978
Exchange ratio	1.1336	1.1336	1.1336
Old National shares issued	130,985,188	130,985,188	130,985,188
Price per share of Old National common stock on June 21, 2021	$18.29	$20.12	$16.46
Preliminary fair value of consideration for common stock	$2,395,719	$2,635,291	$2,156,147
Preliminary fair value of preferred stock	257,427	257,427	257,427
Total pro forma purchase price consideration	$2,653,146	$2,892,718	$2,413,574
Preliminary goodwill	$810,339	$1,049,911	$570,767

The following table sets forth a preliminary allocation of the estimated total purchase price to the fair value of First Midwest Bancorp’s assets, liabilities, and preferred equity as of the March 31, 2021 unaudited balance sheet, with the excess recorded as goodwill (in thousands).
Assets
Cash and due from banks	$223,713
Money market and other interest-earning investments	786,814
Investment securities	3,410,269
Loans held for sale	34,826
Loans, net of allowance for credit losses	15,020,634
Premises and equipment	139,514
Other intangible assets	128,477
Company-owned life insurance	301,365
Other assets	442,980
Total assets acquired	$20,488,592
Liabilities and shareholders' equity
Noninterest-bearing demand deposits	$6,156,145
Interest-bearing deposits	10,457,209
Total borrowings	1,609,319
Other liabilities	423,112
Total liabilities	18,645,785
Preferred equity	257,427
Total liabilities and shareholders' equity	18,903,212
Net assets acquired	1,585,380
Preliminary goodwill	$810,339
Note 3 - Pro Forma Adjustments
A)	Adjustments to loans based on preliminary valuation include the following:
Adjustments to loans
To reverse unaccreted discounts or premiums related to prior acquisitions and net loan origination fees	$32,000
To record fair value related to the interest rate component of the loan portfolio	47,237
To record fair value related to the credit component of the loan portfolio	(242,129)
To record the purchased credit deteriorated loan CECL gross-up	92,824
Total adjustment to loans	$(70,068)
B)	Adjustments to allowance for credit losses include the following:
Adjustments to allowance for credit losses
To eliminate First Midwest's allowance for credit losses at closing	$235,359
Increase in the allowance for credit losses for gross-up for estimate of lifetime credit losses for purchased credit deteriorated (“PCD”) loans	(92,824)
Total fair value adjustments to allowance for credit losses	142,535
Provision for estimated lifetime credit losses for non-PCD loans	(149,305)
Total transaction accounting adjustments to allowance for credit losses	$(6,770)
C)	Provision for estimated lifetime credit losses for non-PCD loans of $149,305 to be recorded immediately following consummation of the merger.
D)	Adjustments to reflect preliminary estimate of fair value of premises and equipment.

E)	Adjustments to eliminate First Midwest’s historical goodwill of $861,414 and to record estimated goodwill associated with the merger of $810,339.
F)	Adjustments to eliminate First Midwest’s historical intangible assets of $67,560 and to record estimated core deposit and customer relationship intangibles associated with the merger of $128,477.
G)	Adjustments of ($16,969) to deferred tax assets to reflect the effects of acquisition accounting adjustments and $15,000 to reflect preliminary estimate of fair value of lease right-of-use asset.
H)
Adjustments to deferred tax assets to record the income tax effect of the $149,305 provision for credit losses for non-PCD loans and $37,900 estimated professional, legal and other contractually-obligated merger expenses expected to be incurred. An estimated blended federal and state tax rate of 25% was used.

I)	Adjustments to reflect preliminary estimate of fair value of interest-bearing deposits with maturities.
J)	Adjustments to reflect preliminary estimate of fair value of FHLB advances, subordinated debt and junior subordinated debentures.
K)	Adjustment to reflect preliminary estimate of fair value of operating lease liabilities.
L)	Adjustment to other liabilities to reflect accrued professional, legal and other contractually-obligated merger expenses expected to be incurred.
M)	Adjustment to reflect preliminary estimate of fair value of preferred stock.
N)
Adjustments of ($2,422,815) to eliminate First Midwest’s historical common equity and to record the issuance of Old National common shares to holders of First Midwest common shares. As of June 21, 2021, these shares are valued at approximately $2,395,719, with estimated values of $130,985 to common stock and $2,264,734 to capital surplus.

O)
Adjustments to retained earnings to reflect the after-tax effect of the provision for credit losses for non-PCD loans and estimated professional, legal and other contractually-obligated merger expenses expected to be incurred.

P)
Net adjustments to interest income to eliminate First Midwest’s historical accretion of discounts on previously acquired loans and to record estimated accretion of discounts on loans associated with the merger.

Q)
Net adjustments to interest expense to eliminate First Midwest’s historical amortization of premiums on acquired interest-bearing deposits and to record estimated amortization of premiums on interest-bearing deposits associated with the merger.

R)	Adjustments to interest expense to record incremental amortization of net premiums on acquired borrowings associated with the merger.
S)	Incremental adjustments to depreciation expense and lease cost as a result of fair value adjustments.
T)	Net adjustments to intangible amortization expense to eliminate First Midwest’s historical intangible amortization expense and to record estimated amortization associated with the merger.
U)	Adjustment to income tax expense as a result of the transaction accounting adjustments. An estimated blended federal and state tax rate of 25% was used.
V)	Adjustments to weighted-average common shares outstanding to eliminate First Midwest’s shares and to record Old National shares outstanding using the exchange ratio of 1.1336 per the merger agreement.

DESCRIPTION OF OLD NATIONAL CAPITAL STOCK IN GENERAL AND OLD NATIONAL COMMON STOCK
As a result of the merger, holders of First Midwest common stock who receive shares of Old National common stock in the merger will become holders of Old National common stock and holders of First Midwest preferred stock who receive new Old National preferred stock will become holders of new Old National preferred stock. Your rights as Old National shareholders will be governed by Indiana law, the Old National articles of incorporation and the Old National bylaws. The following description of the material terms of Old National’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon consummation of the merger. A description of the new Old National preferred stock to be issued in the merger and the related depositary shares is set forth under “Description of New Old National Preferred Stock” and “Description of New Old National Depositary Shares.” We urge you to read the applicable provisions of Indiana law, the Old National articles of incorporation and the Old National bylaws and federal law governing bank holding companies carefully and in their entirety.
General
As of the date of this joint proxy statement/prospectus, Old National has 302,000,000 shares of authorized capital stock, consisting of 300,000,000 shares of common stock, without par value, and 2,000,000 shares of preferred stock, without par value. If the Old National articles amendment proposal is approved, effective upon the closing of the merger, Old National will have 602,000,000 shares of authorized capital stock, consisting of 600,000,000 shares of common stock, without par value, and 2,000,000 shares of preferred stock, without par value. Within the limits of applicable law and the listing rules of NASDAQ, these shares are available to be issued, without prior shareholder approval, in classes, and in the case of Old National preferred stock, with relative rights, privileges and preferences determined for each class by the board of directors of Old National. As of the record date for the Old National special meeting, there were 165,720,179 shares of Old National common stock and no shares of new Old National preferred stock issued and outstanding and 2,395,373 shares of Old National common stock reserved for issuance under various stock based equity plans. All outstanding shares of Old National capital stock are fully paid and non-assessable.
Common Stock
Voting Rights. The holders of Old National common stock are entitled to one (1) vote for each share of common stock held of record by them on all matters to be voted on by shareholders, except
(i)
shares of common stock are not entitled to a vote if such shares are owned, directly or indirectly, by another corporation and Old National owns, directly or indirectly, a majority of the shares entitled to vote for directors of such corporation; provided, however, such limitation on voting does not limit Old National’s power to vote shares of its common stock held by it in or for an employee benefit plan or in any other fiduciary capacity or

(ii)
to the extent shares are control shares acquired in a control share acquisition within the meaning of Chapter 42 of the IBCL, which such shares have voting rights only to the extent granted by resolution approved by Old National shareholders in accordance with Section 23-1-42-9 of the IBCL.

The holders of Old National common stock are not entitled to cumulative voting rights. Under the IBCL, directors are elected by a plurality of the votes cast by shares entitled to vote in an election at a meeting at which a quorum is present. The Old National bylaws provide that for all other shareholder votes, when a quorum is present at any meeting, the vote of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of the IBCL, the Old National articles of incorporation or the Old National bylaws, a greater vote is required, in which case such express provision shall govern and control the decision of such question.
Dividends. Subject to the rights of any series of preferred stock authorized by the board of directors as provided by the Old National articles of incorporation, the holders of Old National common stock are entitled to dividends as and when declared by the board out of funds legally available for the payment of dividends.
Liquidation. In the event of Old National’s liquidation or dissolution, subject to the rights of any outstanding series of preferred stock, the holders of Old National common stock are entitled to share in all assets remaining for distribution to common shareholders according to their interests.

Other Rights. Holders of Old National common stock have no preemptive or other subscription rights, and the shares of Old National common stock are not subject to any further calls or assessments by Old National. There are no redemption or conversion rights or sinking fund provisions applicable to the shares of Old National common stock.
Listing. Old National common stock is listed on NASDAQ under the symbol “ONB.” The transfer agent for Old National common stock is Continental Stock Transfer & Trust Company.
Preferred Stock
Under Old National’s articles of incorporation and the IBCL, preferred stock may be issued from time to time in one (1) or more series, upon board authorization and without shareholder approval. Within certain legal limits, the board is authorized to determine the terms of any series of preferred stock, including:
•	designation, number of shares to issue, price, dividend rate, voting rights, and liquidation preferences;
•	any redemption, sinking fund or conversion provisions; and
•	any other terms, limitations and relative rights and preferences.
As a result, the board, without shareholder approval, could authorize preferred stock to be issued with voting, conversion and other rights that could adversely affect the voting power and other rights of common shareholders or other outstanding series of preferred stock.
Shares of Old National preferred stock, when issued against full payment of the purchase price, will be validly issued, fully paid and non-assessable.
Rank. Each series of preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Old National, rank prior to common stock. The rank of each separate series of preferred stock will be described as determined by the board, but all shares of each series will be of equal rank with each other.
Dividends. Holders of each series of preferred stock will be entitled to receive, when, as and if the board of Old National declares, cash dividends, payable at the dates and at the rates per share as determined by the board. Those rates may be fixed, variable or both.
Dividends may be cumulative or non-cumulative. If dividends on a series of preferred stock are non-cumulative and if the board of Old National fails to declare a dividend for a dividend period for that series, then holders of that series of preferred stock will have no right to receive a dividend for that dividend period, and Old National will have no obligation to pay the dividend for that period, whether or not dividends are declared for any future dividend payment dates. If dividends on a series of preferred stock are cumulative, the dividends on those shares will accrue from and after the date determined by the board.
Redemption. The terms on which any series of preferred stock may be redeemed will be as determined by the board. All shares of preferred stock which we redeem, purchase or acquire, including shares surrendered for conversion or exchange, will be retired and restored to the status of authorized but unissued shares, but may be reissued only as a part of the preferred stock other than the series of which they were originally a part.
Liquidation. In the event of Old National’s voluntary or involuntary liquidation, dissolution or winding up, preferred shareholders of any particular series will be entitled, subject to creditors’ rights and holders of any series of preferred stock ranking senior as to liquidation rights, but before any distribution to common shareholders or holders of any series of preferred stock ranking junior as to liquidation rights, to receive a liquidating distribution in the amount of the liquidation preference, if any, per share as determined by the board. This would include any accumulation of unpaid dividends for prior dividend periods if dividends on that series of preferred stock are cumulative. If the amounts available for distribution upon Old National’s liquidation, dissolution or winding up are not sufficient to satisfy the full liquidation rights of all the outstanding preferred stock of that series and all stock ranking equal to that series of preferred stock, then the holders of each series of that stock will share ratably in any distribution of assets in proportion to the full respective preferential amount, which may include accumulated dividends, to which they are entitled. After the full amount of the liquidation preference is paid, the holders of preferred stock will not be entitled to any further participation in any distribution of the assets of Old National.
Voting. The board will determine the voting rights of preferred stock of any series. Under Indiana law, regardless of whether a class or a series of shares is granted voting rights by the terms of Old National articles of incorporation, the shareholders of that class or series are entitled to vote as a separate voting group, or together with other similarly affected series, on certain amendments to Old National articles of incorporation and certain other fundamental changes that directly affect that class or series.
Under regulations of the Federal Reserve Board, if the holders of any series of preferred stock become entitled to vote for the election of directors because dividends on that series are in arrears, that series may then be deemed a “class of voting securities,” and a holder of twenty-five percent (25%) or more of that series (or a holder of five percent (5%) or more if it otherwise exercises a “controlling influence” over Old National) may then be subject to regulation as a bank holding company. In addition, in that event:
•
any bank holding company may be required to obtain Federal Reserve Board approval, and any foreign bank, and any company that controls a foreign bank, that has certain types of U.S. banking operations may be required to obtain Federal Reserve Board approval under the International Banking Act of 1978, to acquire five percent (5%) or more of that series of preferred stock; and

•
any person other than a bank holding company may be required to obtain Federal Reserve Board approval under the Change in Bank Control Act of 1978 to acquire ten percent (10%) or more of that series of preferred stock.

Conversion or Exchange. The terms on which preferred stock of any series may be converted into or exchanged for another class or series of securities will be as determined by the board.
Other Rights. The shares of a series of preferred stock may have the preferences, voting powers or relative, participating, optional or other special rights as may be determined by the board, the Old National articles of incorporation, or as otherwise required by law. The holders of preferred stock will not have any preemptive rights to subscribe to any of Old National’s securities.
Title. Old National, any transfer agent and registrar for a series of preferred stock, and any of their agents, may treat the registered owner of that preferred stock as the absolute owner of that stock, whether or not any payment for that preferred stock shall be overdue and despite any notice to the contrary, for any purpose.
In addition, in connection with the merger, (i) each share of the First Midwest series A preferred stock issued and outstanding will be converted into the right to receive one (1) share of the newly created Old National series A preferred stock having terms that are not materially less favorable than the First Midwest series A preferred stock, and (ii) each share of the First Midwest series C preferred stock issued and outstanding will be converted into the right to receive one (1) share of the newly created Old National series C preferred stock having terms that are not materially less favorable than the First Midwest series C preferred stock.
Indiana Law and Certain Provisions of Old National’s Articles of Incorporation; Anti-Takeover Measures
Articles of Incorporation
The Old National articles of incorporation also provide that certain business combinations may, under certain circumstances, require approval of more than a simple majority of the issued and outstanding shares of Old National common stock, and require a super-majority shareholder vote of not less than eighty percent (80%) of the outstanding shares of Old National common stock for the amendment to certain significant provisions of the Old National articles of incorporation.
In addition, the Old National articles of incorporation provide that the board will consider non-financial factors that it deems relevant when evaluating a business combination. Any amendment to this provision requires a super-majority shareholder vote of not less than eighty percent (80%) of the outstanding shares of common stock.
Finally, the Old National articles of incorporation provide that any person or group of persons who acquires fifteen percent (15%) or more of Old National’s then outstanding common stock must pay an amount at least equal to the highest percent over market value paid for shares already held by such person or group when acquiring additional shares. Any amendment to this provision requires a super-majority shareholder vote of not less than eighty percent (80%) of the outstanding shares of common stock.
These provisions in Old National articles of incorporation are designed to encourage potential acquirers to negotiate with the board of directors of Old National to preserve value for shareholders in the event of a takeover attempt. These provisions reduce the likelihood that a potential acquirer who is unwilling to pay a market premium determined by the board to be sufficient will attempt to acquire shares of Old National common stock by means of an open market accumulation, front-end loaded tender offer or other coercive or unfair takeover tactic. These provisions in the Old National articles of incorporation would ensure that Old National, its shareholders and its other stakeholders would be protected from certain takeover attempts, or the acquisition of a substantial block of equity, on terms that may be less favorable generally than would be available in transactions negotiated with and approved by the board.
Indiana Law
Chapters 42 and 43 of the IBCL, which are applicable to Old National, may be deemed to have certain anti-takeover effects by proscribing, in the case of Chapter 42, certain voting requirements in instances in which a person acquires shares of Old National in excess of certain thresholds or proscribing, in the case of Chapter 43, certain transactions between Old National and an “interested stockholder” (defined generally as a person beneficially owning ten percent (10%) or more of a corporation’s outstanding voting stock) during the five (5)-year period following the time such person became an interested stockholder.
In addition, Chapter 35 of the IBCL provides that in taking or declining to take any action, or in making or declining to make any recommendation to the shareholders of the corporation with respect to any matter, a board of directors may, in its discretion, consider both the short-term and long-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects thereof on the corporation’s shareholders and the other corporate constituent groups and interests, as well as any other factors deemed pertinent by the directors. As a result, by expanding the factors that may be considered relevant by the directors in assessing a takeover proposal, this provision could be deemed to have certain anti-takeover effects.

DESCRIPTION OF NEW OLD NATIONAL PREFERRED STOCK
At the effective time of the merger, (i) each share of the First Midwest series A preferred stock issued and outstanding will be converted into the right to receive one (1) share of the newly created Old National Series A preferred stock having terms that are not materially less favorable than the First Midwest series A preferred stock, and (ii) each share of the First Midwest series C preferred stock issued and outstanding will be converted into the right to receive one (1) share of the newly created Old National series C preferred stock having terms that are not materially less favorable than the First Midwest series C preferred stock.
This summary contains a description of the material terms of the Old National series A preferred stock and Old National series C preferred stock, and it is qualified in its entirety by reference to the Old National articles of incorporation and the Articles of Amendment to the Old National articles of incorporation creating the Old National series A preferred stock and Old National series C preferred stock, and the applicable provisions of Indiana law and federal law governing bank holding companies.
General
The Old National series A preferred stock and Old National series C preferred stock will each be a single series of Old National’s authorized preferred stock. In the merger, Old National will issue 108,000 shares of Old National series A preferred stock represented by 4,320,000 depositary shares, each representing a 1/40th interest in a share of Old National series A preferred stock, and 122,500 shares of Old National series C preferred stock represented by 4,900,000 depositary shares, each representing a 1/40th interest in a share of Old National series C preferred stock. The shares of new Old National’s preferred stock, upon issuance in the merger for the depositary shares, will be fully paid and nonassessable.
The depositary of the new Old National preferred stock will be Computershare Trust Company, N.A. and Computershare Inc., acting jointly (together, the “depositary”). The depositary will be the sole holder of the shares of the new Old National preferred stock, and all references in this joint proxy statement/prospectus to the holders of the new Old National preferred stock will mean the depositary. The holders of depositary shares of the new Old National preferred stock will be entitled through the depositary to exercise their proportional rights and preferences of the new Old National preferred stock, as described below in the section entitled “Description of the Depositary Shares” in this joint proxy statement/prospectus.
The new Old National preferred stock will not be convertible into, or exchangeable for, shares of Old National common stock or any other class or series of other securities of Old National. The Old National series A and Old National series C preferred stock have no stated maturity and will not be subject to any sinking fund or other obligation of Old National to redeem, retire or repurchase the Old National series A preferred stock or Old National series C preferred stock. The new Old National preferred stock represents non-withdrawable capital, will not be an account of an insurable type, and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.
The number of designated shares of the Old National series A preferred stock will initially be 108,000 and the “stated amount” per share will be $1,000. The number of designated shares of the Old National series C preferred stock initially will be 122,500 and the “stated amount” per share will be $1,000. The number of designated shares of each series of the new Old National preferred stock may from time to time be increased (but not in excess of the total number of authorized shares of each series of the new Old National preferred stock) or decreased (but not below the number of shares of new Old National preferred stock then outstanding) by resolution of the Old National board of directors (or a duly authorized committee thereof), without the vote or consent of the holders of the new Old National preferred stock. Shares of new Old National preferred stock that are redeemed, purchased, or otherwise acquired by Old National will be cancelled and will revert to authorized but unissued shares of preferred stock undesignated as to series. Old National has the authority to issue fractional shares of new Old National preferred stock.
Old National reserves the right to re-open either series of the new Old National preferred stock and issue additional shares of either series of the new Old National preferred stock and the related depositary shares, as applicable, in each case either through public or private sales at any time and from time to time without notice to or the consent of the holders of the new Old National preferred stock, as applicable, provided that such additional shares of new Old National preferred stock will only be issued if they are fungible with the original shares for tax purposes and such additional shares may only be issued on a dividend payment date and shall only be entitled to dividends declared on or after the date that they are issued. The additional shares of Old National series A preferred stock or Old National series C preferred stock, as applicable, and the related depositary shares will form a single series with the Old National series A preferred stock or Old National series C preferred stock, as applicable, and the related depositary shares, respectively. Each share of Old National series A preferred stock and Old National series C preferred stock shall be identical in all respects to every other share of Old National series A preferred stock and Old National series C preferred stock, respectively.
Ranking
With respect to the payment of dividends by, and distributions of assets upon any liquidation, dissolution or winding up of, Old National, the new Old National preferred stock will rank:
•
senior to Old National common stock and any class or series of Old National stock that ranks junior to the new Old National preferred stock in the payment of dividends or in the distribution of assets upon Old National’s liquidation, dissolution or winding up (“junior stock”);

•
on a parity with each other and senior to or on a parity with each other series of preferred stock Old National may issue (except for any senior series that may be issued upon the requisite vote or consent of the holders of at least two-thirds (2/3) of the shares of new Old National preferred stock at the time outstanding and entitled to vote, voting together as a single class with any other series of preferred stock entitled to vote thereon (to the exclusion of all other series of preferred stock)); and

•	junior to all existing and future indebtedness and other non-equity claims on Old National.
Dividends
General
Dividends on each series of the new Old National preferred stock will not be cumulative or mandatory. If Old National’s board of directors, or a duly authorized committee thereof, does not declare a dividend on any series of the new Old National preferred stock in respect of a dividend period, then no dividend shall be deemed to be payable for such dividend period, or be cumulative, and Old National will have no obligation to pay any dividend for that dividend period, whether or not Old National’s board of directors, or a duly authorized committee thereof, declares a dividend on the new Old National preferred stock or any other class or series of Old National capital stock for any future dividend period. A “dividend period” is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Old National series A preferred stock and the Old National series C preferred stock.
Holders of the new Old National preferred stock will be entitled to receive, when, as and if declared by the Old National board of directors, or a duly authorized committee thereof, only out of funds legally available for the payment of dividends, non-cumulative cash dividends payable on the stated amount of $1,000 per share at a rate of 7.000% per annum, and no more, payable quarterly in arrears on February 20, May 20, August 20 and November 20 of each year (each such date, a “dividend payment date”), with respect to the dividend period (or portion thereof) ending on the day preceding such respective dividend payment date. In the event that Old National issues additional shares of Old National series A preferred stock or Old National series C preferred stock, as applicable, after the original issue date, those shares will be entitled to dividends that are declared on or after the date they are issued.
If any dividend payment date is not a business day, then the applicable dividend will be paid on the next business day without any adjustment to, or interest on, the amount of dividends paid. Old National will not pay interest or any sum of money instead of interest on any dividend, or in lieu of dividends not declared. A business day means any day except Saturday, Sunday, and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.
Dividends will be payable to holders of record of the new Old National preferred stock as they appear on Old National’s stock register on the applicable record date, which shall be the fifteenth (15th) calendar day before the applicable dividend payment date, or such other record date, not exceeding thirty (30) days nor less than ten (10) days before the applicable dividend payment date, as shall be fixed by the Old National board of directors, or a duly authorized committee thereof, in advance of payment of each particular dividend. The corresponding record dates for the depositary shares will be the same as the record dates for the new Old National preferred stock.

Dividends payable on the new Old National preferred stock will be calculated for each dividend period (or portion thereof) on the basis of a 360-day year consisting of twelve (12), thirty (30)-day months. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the new Old National preferred stock will cease to accrue on the redemption date, if any, as described below under “—Redemption,” unless Old National defaults in the payment of the redemption price of the shares of the Old National series A preferred stock or the Old National series C preferred stock, as applicable, called for redemption.
Restrictions on Dividends, Redemptions and Repurchases
Old National’s ability to pay dividends on the new Old National preferred stock depends on the ability of the Old National Bank to pay dividends to Old National. The ability of Old National and Old National Bank to pay dividends in the future is subject to bank regulatory requirements and capital guidelines and policies established by the Federal Reserve.
So long as any share of new Old National preferred stock remains outstanding, unless dividends on all outstanding shares of new Old National preferred stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment:
•
no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan);

•
no monies may be paid or made available for a sinking fund for the redemption or retirement of any junior stock nor shall any shares of junior stock be repurchased, redeemed or otherwise acquired for consideration by Old National, directly or indirectly, during a dividend period other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of one (1) share of junior stock for or into another share of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to or during the most recently completed preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, (vii) purchases by any of Old National’s broker-dealer subsidiaries of its capital stock for resale pursuant to an offering by Old National of such capital stock underwritten by such broker-dealer subsidiary or (viii) the acquisition by Old National or any of its subsidiaries of record ownership in junior stock for the beneficial ownership of any other persons (other than for the beneficial ownership by Old National or any of its subsidiaries), including as trustees or custodians, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by Old National; and

•
no monies may be paid or made available for a sinking fund for the redemption or retirement of any parity stock nor shall any shares of parity stock, including the new Old National preferred stock, be repurchased, redeemed or otherwise acquired for consideration by Old National, directly or indirectly, during a dividend period (other than (i) any purchase or other acquisition of shares of the new Old National preferred stock and parity stock in accordance with a purchase offer made in writing or by publication (as determined by the Old National board of directors, or a duly authorized committee thereof), to all holders of such shares on such terms as the Old National board of directors (or a duly authorized committee thereof), after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes, (ii) as a result of a reclassification of parity stock for or into other parity stock, (iii) the exchange or conversion of parity stock for or into other parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to or during the preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, (vii) purchases by any of Old National broker-dealer subsidiaries of its capital stock for resale pursuant to an offering by Old National of such capital stock underwritten by such broker-dealer subsidiary or (viii) the acquisition by Old National or any of its subsidiaries of record ownership in parity stock for the beneficial ownership of any other persons (other than for the beneficial ownership by Old National or any of its subsidiaries), including as trustees or custodians).
If Old National’s board of directors (or a duly authorized committee thereof) elects to declare only partial instead of full dividends for a dividend payment date and the related dividend period on the shares of the new Old National preferred stock or any class or series of Old National capital stock that ranks on a parity with the new Old National preferred stock in the payment of current dividends, then, to the extent permitted by the terms of the new Old National preferred stock and each outstanding series of dividend parity stock, such partial dividends shall be declared on shares of the new Old National preferred stock and dividend parity stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any dividend parity stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such dividend parity stock current in dividends, including undeclared dividends for past dividend periods. To the extent a dividend period with respect to the new Old National preferred stock or any series of dividend parity stock (in either case, the “first series”) coincides with more than one (1) dividend period with respect to another series as applicable (in either case, a “second series”), then, for purposes of this paragraph, Old National’s board of directors (or a duly authorized committee thereof) may, to the extent permitted by the terms of each affected series, treat such dividend period for the first series as two (2) or more consecutive dividend periods, none of which coincides with more than one (1) dividend period with respect to the second series, or may treat such dividend period(s) with respect to any dividend parity stock and dividend period(s) with respect to the new Old National preferred stock for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such dividend parity stock and the new Old National preferred stock.
As used in this joint proxy statement/prospectus, “parity stock” means any other class or series of stock of Old National that ranks on a parity with the new Old National preferred stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of Old National. As used in this joint proxy statement/prospectus, “dividend parity stock” means any class or series of Old National stock that ranks on a parity with the new Old National preferred stock in the payment of current dividends. Each series of the new Old National preferred stock is parity stock to the other as defined in this joint proxy statement/prospectus.
As used in this joint proxy statement/prospectus, “senior stock” means any other class or series of stock of Old National ranking senior to the new Old National preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of Old National. As of the date of this joint proxy statement/prospectus, there are no series of senior stock outstanding.
Subject to the considerations described above, and not otherwise, dividends (payable in cash, stock or otherwise), as may be determined by the Old National board of directors, or a duly authorized committee thereof, may be declared and paid on Old National common stock and any other junior stock from time to time out of any assets legally available for such payment, and the holders of the new Old National preferred stock shall not be entitled to participate in any such dividend.
Dividends on the new Old National preferred stock will not be declared, paid or set aside for payment to the extent such act would cause Old National to fail to comply with applicable laws and regulations, including applicable capital adequacy rules.
Redemption
Optional Redemption
The new Old National preferred stock is perpetual and has no maturity date. The new Old National preferred stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Old National may redeem each series of new Old National preferred stock at its option, in whole or in part, from time to time, on any dividend payment date only on or after the fifth anniversary of the effective time of the merger, at a redemption price equal to the stated amount of $1,000 per share (equivalent to $25 per depositary share), together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, up to but excluding the redemption date. No holder of either series of the new Old National preferred stock will have the right to require the redemption or repurchase of the new Old National preferred stock and should not expect such redemption or repurchase. Notwithstanding the foregoing, Old National may not redeem shares of the new Old National preferred stock without having received the prior approval of “appropriate federal banking agency” with respect to Old National, as defined in Section 3(q) of the Federal Deposit Insurance Act, or any successor provision (the “appropriate federal banking agency”), if then required under capital rules applicable to Old National. Old National’s appropriate federal banking agency is the Federal Reserve.
Redemption Following a Regulatory Capital Treatment Event
Old National may redeem shares of either series of the new Old National preferred stock at any time within ninety (90) days following a regulatory capital treatment event, in whole but not in part, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, up to but excluding the redemption date. Such redemption shall be subject to prior approval of the Federal Reserve, if the series of the new Old National preferred stock to be redeemed is capital for bank regulatory purposes or such approval is otherwise required.
A “regulatory capital treatment event” means with respect to each series of new Old National preferred stock, the good faith determination by Old National that, as a result of (i) any amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of new Old National preferred stock; (ii) any proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of any share of new Old National preferred stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of new Old National preferred stock, there is more than an insubstantial risk that Old National will not be entitled to treat the full stated amount of $1,000 per share of new Old National preferred stock then outstanding as Tier 1 Capital (or its equivalent) for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of new Old National preferred stock is outstanding. Dividends will cease to accrue on those shares on the redemption date. Notwithstanding the foregoing, Old National may not redeem shares of new Old National preferred stock without having received the prior approval of the appropriate federal banking agency, if then required under capital rules applicable to Old National.
Redemption Procedures
If shares of any series new Old National preferred stock are to be redeemed, the notice of redemption shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on Old National’s books, mailed not less than thirty (30) days nor more than sixty (60) days prior to the date fixed for redemption thereof (provided that, if new Old National preferred stock or any depositary shares representing interests in new Old National preferred stock are held in book-entry form through DTC or any other similar facility, Old National may give such notice at such time and in any manner permitted by such facility). Any notice mailed as provided in this paragraph shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of new Old National preferred stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of new Old National preferred stock. Each notice of redemption will include a statement setting forth:
•	the redemption date;
•
the series and the number of shares of new Old National preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of new Old National preferred stock to be redeemed from the holder;

•	the redemption price;
•	the place or places where the certificates evidencing shares of new Old National preferred stock are to be surrendered for payment of the redemption price; and
•	that dividends on such shares will cease to accrue on the redemption date.
If notice of redemption of any shares of either series of the new Old National preferred stock has been duly given and if on or before the redemption date specified in the notice all funds necessary for such redemption have been irrevocably set aside by Old National separate and apart from Old National’s other assets, in trust for the pro rata benefit of the holders of any shares of such series of new Old National preferred stock so called for redemption so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of such series of new Old National preferred stock are issued in certificated form, on and after the redemption date, unless Old National defaults in the payment of the redemption price of the shares of such new Old National preferred stock called for redemption, dividends will cease to accrue on all shares of such new Old National preferred stock so called for redemption, and all such shares of new Old National preferred stock so called for redemption shall no longer be deemed outstanding and all rights of the holders of such shares with respect to such shares will terminate, including rights described under “—Voting Rights” below, except the right to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two (2) years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with Old National’s other funds, and after that time the holders of the shares so called for redemption shall look only to Old National for payment of the redemption price of such shares. See “Description of New Old National Depositary Shares” in this joint proxy statement/prospectus for information about redemption of the depositary shares relating to the new Old National preferred stock.
The redemption price for any shares of new Old National preferred stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to Old National or its agent, if the shares of new Old National preferred stock are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable record date for a dividend period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the applicable dividend payment date.
In case of any redemption of only part of the shares of a series of new Old National preferred stock at the time outstanding, the shares to be redeemed shall be selected pro rata or by lot. Subject to the provisions hereof, the Old National board of directors, or a duly authorized committee thereof, shall have full power and authority to prescribe the terms and conditions upon which shares of the series of new Old National preferred stock shall be redeemed from time to time. If Old National shall have issued certificates for a series of new Old National preferred stock and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.
Under the Federal Reserve’s current capital regulations applicable to bank holding companies, any redemption of new Old National preferred stock is subject to prior approval by the Federal Reserve and Old National must either replace the shares to be redeemed with an equal amount of Tier 1 Capital or additional Tier 1 Capital or demonstrate to the Federal Reserve that Old National will continue to hold capital commensurate with its risk. Any redemption of new Old National preferred stock is subject to our receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth by the Federal Reserve applicable to redemption of new Old National preferred stock.
The new Old National preferred stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Neither the holders of new Old National preferred stock nor the holders of the related depositary shares have the right to require the redemption or repurchase of new Old National preferred stock.
Liquidation Rights
In the event Old National liquidates, dissolves or winds-up its business and affairs, either voluntarily or involuntarily, before any distribution or payment out of Old National’s assets may be made to or set aside for the holders of any junior stock, holders of new Old National preferred stock are entitled to receive out of Old National’s assets legally available for distribution to Old National shareholders (i.e., after satisfaction of all our liabilities to creditors, if any) an amount equal to the stated amount of $1,000 per share (equivalent to $25 per depositary share), together with any declared and unpaid dividends, without regard to any undeclared dividends, up to but excluding the date of such payment (the “liquidation preference”). Holders of new Old National preferred stock will not be entitled to any other amounts from Old National after they have received their full liquidating distribution.
In any such distribution, if the assets of Old National are not sufficient to pay the liquidation preference in full to all holders of new Old National preferred stock and all holders of any class or series of Old National stock that ranks on parity with new Old National preferred stock in the distribution of assets on liquidation (“liquidation preference parity stock”), the amounts paid to the holders of new Old National preferred stock and to the holders of all liquidation preference parity stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of new Old National preferred stock and all such liquidation preference parity stock. In any such distribution, the “liquidation preference” of any holder of Old National stock other than new Old National preferred stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on Old National’s assets available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder or stock on which dividends accrue on a noncumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable. If the liquidation preference has been paid in full to all holders of new Old National preferred stock and all holders of any liquidation preference parity stock, the holders of Old National junior stock will be entitled to receive all remaining assets of Old National according to their respective rights and preferences.
For purposes of this section, the merger, consolidation or other business combination of Old National with any other entity, including a transaction in which the holders of new Old National preferred stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of Old National for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of Old National.
Because Old National is a holding company, its rights and the rights of its creditors and its stockholders, including the holders of new Old National preferred stock, to participate in the distribution of assets of any of its subsidiaries upon that subsidiary’s liquidation or recapitalization may be subject to the prior claims of that subsidiary’s creditors, except to the extent that Old National is a creditor with recognized claims against the subsidiary.
Voting Rights
Except as provided below or otherwise required by law, the holders of the new Old National preferred stock will have no voting rights.
Right to Elect Two (2) Directors upon Nonpayment of Dividends
If and whenever dividends payable on new Old National preferred stock or any class or series of parity stock having voting rights equivalent to those described in this paragraph (“voting parity stock”) have not been declared and paid (or, in the case of voting parity stock bearing dividends on a cumulative basis, shall be in arrears) in an aggregate amount equal to full dividends for at least six (6) quarterly dividend periods or their equivalent, whether or not consecutive (a “nonpayment event”), the number of directors on the Old National board of directors shall automatically be increased by two (2) and the holders of new Old National preferred stock, together with the holders of any outstanding voting parity stock then entitled to vote for additional directors, voting together as a single class in proportion to their respective stated amounts, shall be entitled to elect the two (2) additional directors (the “preferred stock directors”); provided that the election of any such directors shall not cause Old National to violate the corporate governance requirement of NASDAQ (or any other exchange on which Old National’s securities may be listed) that listed companies must have a majority of independent directors, and provided further that the Old National board of directors shall at no time include more than two (2) preferred stock directors (including, for purposes of this limitation, all directors that the holders of any series of voting preferred stock are entitled to elect pursuant to like voting rights).
In the event that the holders of new Old National preferred stock and such other holders of voting parity stock shall be entitled to vote for the election of the preferred stock directors following a nonpayment event, such directors shall be initially elected following such nonpayment event only at a special meeting called at the request of the holders of record of at least twenty percent (20%) of the stated amount of new Old National preferred stock and each other series of voting parity stock then outstanding (unless such request for a special meeting is received less than ninety (90) days before the date fixed for the next annual or special meeting of Old National shareholders, in which event such election shall be held only at such next annual or special meeting of shareholders), and at each subsequent annual meeting of Old National shareholders. Such request to call a special meeting for the initial election of the preferred stock directors after a nonpayment event shall be made by written notice, signed by the requisite holders of new Old National preferred stock or voting parity stock, and delivered to Old National’s Corporate Secretary in such manner as provided for in the Articles of Amendment, or as may otherwise be required or permitted by applicable law. If Old National’s Corporate Secretary fails to call a special meeting for the election of the preferred stock directors within twenty (20) days of receiving proper notice, any holder of new Old National preferred stock or voting parity stock may call such a meeting at Old National’s expense solely for the election of the preferred stock directors, and for this purpose and no other (unless provided otherwise by applicable law) such new Old National preferred stock holder shall have access to Old National’s stock ledger.
Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of new Old National preferred stock and voting parity stock, voting together as a single class in proportion to their respective stated amounts. The preferred stock directors elected at a special meeting shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as described below. In case any vacancy shall occur among the preferred stock directors, a successor shall be elected by the Old National board of directors to serve until the next annual meeting of the shareholders on the nomination of the then remaining preferred stock director or, if no preferred stock director remains in office, by the vote of the holders of record of a majority of the outstanding shares of new Old National preferred stock and such voting parity stock for which dividends have not been paid, voting as a single class in proportion to their respective stated amounts, provided that the election of any such directors shall not cause Old National to violate the corporate governance requirement of NASDAQ (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors. The preferred stock directors shall each be entitled to one (1) vote per director on any matter that shall come before the Old National board of directors for a vote.
When (i) dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on new Old National preferred stock on four (4) consecutive dividend payment dates following a nonpayment event and (ii) the rights of holders of any voting parity stock to participate in electing the preferred stock directors shall have ceased, the right of holders of new Old National preferred stock to participate in the election of preferred stock directors shall cease (but subject always to the revesting of such voting rights in the case of any future nonpayment event), the terms of office of all the preferred stock directors shall immediately terminate, and the number of directors constituting the Old National board of directors shall automatically be reduced accordingly. In determining whether dividends have been paid for at least four (4) consecutive quarterly dividend periods following a nonpayment event, Old National may take account of any dividend it elects to pay for any dividend period after the regular dividend payment date for that period has passed.
In addition, if and when the rights of holders of new Old National preferred stock terminate for any reason, including under circumstances described above under “—Redemption,” such voting rights shall terminate along with the other rights (except, if applicable, the right to receive the redemption price, together with any declared and unpaid dividends, without regard to any undeclared dividends, up to but excluding the redemption date) and the terms of any additional directors elected by the holders of new Old National preferred stock and any voting parity stock shall terminate automatically and the number of directors reduced by two (2), assuming that the rights of holders of voting parity stock have similarly terminated.
Under regulations adopted by the Federal Reserve, if the holders of any series of preferred stock (including Old National series A preferred stock and Old National series C preferred stock) are or become entitled to vote for the election of directors, such series, along with any other holders of stock that are entitled to vote for the election of directors with that series, will be deemed a class of voting securities. A company holding twenty-five percent (25%) or more of that class, or less if it otherwise exercises a “controlling influence” over Old National, will be subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than five percent (5%) of that class. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain ten percent (10%) or more of that class.
Other Voting Rights
With respect to each series of new Old National preferred stock, so long as any shares of Old National series A preferred stock and Old National series C preferred stock remain outstanding, in addition to any other vote or consent of shareholder required by law or Old National articles of incorporation, the affirmative vote or consent of the holders of at least two-thirds (2/3) of all outstanding shares of Old National series A preferred stock and Old National series C preferred stock, as applicable, voting together with any other series of preferred stock that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts (to the exclusion of all other series of preferred stock), given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary to:
•
amend or alter the Old National articles of incorporation to authorize or increase the authorized amount of, or issue shares of, any class or series of Old National capital stock ranking prior to Old National series A preferred stock and Old National series C preferred stock, as applicable, in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of Old National, or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

•
amend, alter or repeal the provisions of Old National articles of incorporation so as to materially and adversely affect the powers, preferences, privileges or rights of the Old National series A preferred stock and Old National series C preferred stock, as applicable, taken as a whole; provided, however, that any amendment to authorize or create, or increase the authorized amount of, any class or series of stock that does not rank senior to the Old National series A preferred stock and Old National series C preferred stock, as applicable, in either payment of dividends (whether such dividends are cumulative or non-cumulative) or in the distribution of assets upon liquidation, dissolution or winding up of Old National will not be deemed to affect adversely the powers, preferences, privileges or rights of the Old National series A preferred stock and Old National series C preferred stock; or

•
consummate (i) a binding share-exchange or reclassification involving the Old National series A preferred stock and Old National series C preferred stock, as applicable, or (ii) a merger or consolidation of Old National with or into another entity (whether or not a corporation), unless in each case (A) the shares of Old National series A preferred stock and Old National series C preferred stock, as applicable, remain outstanding or, in the case of any such merger or consolidation with respect to which Old National is not the surviving or resulting entity, the Old National series A preferred stock and Old National series C preferred stock, as applicable, is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Old National series A preferred stock and Old National series C preferred stock, as applicable, immediately prior to such consummation, taken as a whole.

If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would adversely affect one (1) or more but not all series of preferred stock (including the Old National series A preferred stock and the Old National series C preferred stock for this purpose), then only the series affected and entitled to vote shall vote to the exclusion of all other series of preferred stock. If all series of preferred stock are not equally affected by the proposed amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above, there shall be required a two-thirds (2/3) approval of each series that will have a diminished status.

Without the consent of the holders of the new Old National preferred stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers of the new Old National preferred stock, Old National may amend, alter, supplement or repeal any terms of the new Old National preferred stock:
•
to cure any ambiguity, or to cure, correct or supplement any provision contained in the Articles of Incorporation or Articles of Amendment of Old National for the new Old National preferred stock that may be defective or inconsistent; or

•	to make any provision with respect to matters or questions arising with respect to the new Old National preferred stock that is not inconsistent with the provisions of the Articles of Amendment.
The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of a series of new Old National preferred stock shall have been redeemed or called for redemption on proper notice and sufficient funds have been set aside by Old National for the benefit of the holders of such series of new Old National preferred stock to effect the redemption.
Other Preferred Stock
The Old National articles of incorporation authorizes its board of directors to create and provide for the issuance of one (1) or more series of preferred stock, without par value, without the approval of its shareholders. The Old National board of directors or a duly authorized committee thereof can also determine the terms, including the designations, powers, preferences and rights (including conversion, voting and other rights) and the qualifications, limitations or restrictions, of any preferred stock. The Old National articles of incorporation currently authorizes 2,000,000 shares of preferred stock, without par value, which may be designated and issued in one (1) or more series.
Depositary Agent, Transfer Agent and Registrar
Computershare Trust Company, N.A. and Computershare Inc. will be the joint depositary and transfer agent and registrar for the new Old National preferred stock. Old National may, in its sole discretion, remove the depositary in accordance with the agreement between Old National and the depositary; provided that Old National will use its best efforts to ensure that there is, at all relevant times when new Old National preferred stock is outstanding, a person or entity appointed and serving as transfer agent and/or registrar. The transfer agent and/or registrar may be a person or entity affiliated with Old National.
Preemptive and Conversion Rights
The holders of new Old National preferred stock do not have any preemptive rights. The new Old National preferred stock is not convertible into or exchangeable for property or shares of any other series or class of Old National capital stock.

DESCRIPTION OF NEW OLD NATIONAL DEPOSITARY SHARES
The following description summarizes specific terms and provisions of the depositary shares relating to new Old National series A and series C preferred stock.
General
First Midwest has issued fractional interests in shares of each series of First Midwest preferred stock in the form of depositary shares, which upon the effective time will represent a corresponding interest in shares of new Old National preferred stock. The shares of new Old National preferred stock will be deposited with Computershare Trust Company, N.A. and Computershare Inc., as joint depositary, under the applicable deposit agreement. Old National will assume the obligations of First Midwest under the deposit agreements upon the completion of the merger. Old National will instruct the depositary to treat the new Old National preferred stock received by it in exchange for shares of First Midwest preferred stock as newly deposited securities as provided in the applicable deposit agreement. The First Midwest depositary shares will then become new Old National depositary shares and thereafter represent shares of new Old National preferred stock. Each new Old National depositary share represents a 1/40th interest in a share of the applicable series of new Old National preferred stock and will be evidenced by depositary receipts. Subject to the terms of the applicable deposit agreement, the new Old National depositary shares will be entitled to all the powers, preferences and special rights of the new Old National preferred stock, as applicable, in proportion to the applicable fraction of a share of new Old National preferred stock those new Old National depositary shares represent.
In this joint proxy statement/prospectus, references to “holders” of depositary shares mean those who own depositary shares registered in their own names on the books that we or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through DTC.
Amendment and Termination of the Deposit Agreement
Old National may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time and from time to time by agreement with the depositary without the consent of the holders of depositary receipts. However, any amendment that will materially and adversely alter the rights of the holders of depositary receipts will not be effective unless the holders of at least two-thirds (2/3) of the affected depositary shares then outstanding approve the amendment. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such depositary receipts, to consent and agree to such amendment and to be bound by the depositary agreement as amended thereby.
Old National will make no amendment that impairs the right of any holder of depositary shares to receive shares of new Old National preferred stock and any money or other property represented by those depositary shares, except in order to comply with mandatory provisions of applicable law or the rules and regulations of any governmental body, agency, or commission, or applicable securities exchange.
The Deposit Agreement may be terminated:
•	if all outstanding depositary shares have been redeemed pursuant to the Deposit Agreement;
•
if there shall have been a final distribution made in respect of new Old National preferred stock in connection with any liquidation, dissolution or winding up of Old National and such distribution shall have been distributed to the holders of depositary receipts representing depositary shares pursuant to the terms of the Deposit Agreement; or

•	upon the consent of holders of depositary receipts representing in the aggregate not less than two-thirds (2/3) of the depositary shares outstanding.
Old National may terminate the Deposit Agreement at any time, and the depositary will give notice of that termination to the holders of all outstanding depositary receipts not less than thirty (30) days before the termination date. In that event, the depositary will deliver or make available for delivery to holders of depositary shares, upon surrender of the depositary receipts evidencing the depositary shares, the number of whole or fractional shares of new Old National preferred stock as are represented by those depositary shares.

Dividends and Other Distributions
Each dividend payable on a depositary share will be in an amount equal to 1/40th of the dividend declared and payable on the related share of new Old National preferred stock.
The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited new Old National preferred stock to the record holders of depositary shares relating to the underlying new Old National preferred stock in proportion to the number of depositary shares held by the holders. If Old National makes a distribution other than in cash, the depositary will distribute any property received by it to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with Old National’s approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.
Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for new Old National preferred stock.
The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by Old National on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange or withdrawal of any depositary shares or the shares of new Old National preferred stock until such taxes or other governmental charges are paid.
Redemption of Depositary Shares
If Old National redeems the new Old National preferred stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the new Old National preferred stock held by the depositary. The redemption price per depositary share is expected to be equal to 1/40th of the redemption price per share payable with respect to new Old National preferred stock (or $25 per depositary share), plus any declared and unpaid dividends, without regard to any undeclared dividends, up to, but excluding, the redemption date, on the shares of new Old National preferred stock.
Whenever Old National redeems shares of new Old National preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of new Old National preferred stock so redeemed. If fewer than all of the outstanding depositary shares are redeemed, the depositary will select the depositary shares to be redeemed pro rata or by lot. In any case, the depositary will redeem the depositary shares only in increments of forty (40) depositary shares and any integral multiple thereof. The depositary will provide notice of redemption to record holders of the depositary receipts not less than thirty (30) and not more than sixty (60) days prior to the date fixed for redemption of new Old National preferred stock and the related depositary shares.
Voting of Old National Preferred Stock
Because each depositary share represents a 1/40th interest in a share of new Old National preferred stock, holders of depositary receipts will be entitled to 1/40th of a vote per depositary share under those limited circumstances in which holders of new Old National preferred stock are entitled to a vote, as described above in “Description of the Old National Preferred Stock—Voting Rights.”
When the depositary receives notice of any meeting at which the holders of new Old National preferred stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the depositary shares relating to new Old National preferred stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for new Old National preferred stock, may instruct the depositary to vote the amount of new Old National preferred stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the new Old National preferred stock represented by depositary shares in accordance with the instructions it receives. Old National will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing new Old National preferred stock, it will vote all depositary shares held by it proportionately with instructions received.

Depositary Agent, Transfer Agent and Registrar
Computershare Trust Company, N.A. and Computershare Inc. will be the joint depositary and transfer agent and registrar for the depositary shares. Old National may, in its sole discretion, remove the depositary in accordance with the agreement between Old National and the depositary; provided that Old National will appoint a successor depositary who will accept such appointment prior to the effectiveness of the prior depositary’s removal.
Form and Notices
New Old National preferred stock will be issued in registered form to the depositary, and the depositary shares will be issued in book-entry form through DTC. The depositary will forward to the holders of the depositary shares all reports, notices, and communications from Old National that are delivered to the depositary and that Old National is required to furnish to the holders of new Old National preferred stock.
Listing of Depositary Shares
Application will be made to list the depositary shares on NASDAQ. However, there is no guarantee that Old National will be able to list the depositary shares. If approved, Old National expects trading of the depositary shares on NASDAQ to begin within the thirty (30)-day period following the original issue date. Listing of the depositary shares on NASDAQ does not guarantee that a trading market will develop or, if a trading market does develop, the depth of that market or the ability of holders to sell their depositary shares easily. Old National does not expect that there will be any separate public trading market for new Old National preferred stock except as represented by the depositary shares.

COMPARISON OF THE RIGHTS OF HOLDERS OF OLD NATIONAL COMMON STOCK AND HOLDERS OF FIRST MIDWEST COMMON STOCK
If the merger is completed, First Midwest stockholders will receive shares of Old National common stock in the merger and holders of depositary shares representing fractional interest in First Midwest preferred stock will receive depositary shares representing fractional interest in new Old National preferred stock, and in both cases, they will cease to be holders of First Midwest common stock or First Midwest depositary shares representing fractional interest in preferred stock.
First Midwest is organized under the laws of the State of Delaware. Old National is organized under the laws of the State of Indiana. The following is a summary of certain material differences between (i) the current rights of First Midwest’s stockholders under the First Midwest certificate of incorporation and the First Midwest bylaws and Delaware law and (ii) the current rights of Old National shareholders under the Old National articles of incorporation and the Old National bylaws and Indiana law.
The following summary is not a complete statement of the rights of shareholders or stockholders of the two (2) companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to First Midwest’s and Old National’s governing documents, which we urge you to read carefully and in their entirety. Copies of First Midwest’s and Old National’s governing documents have been filed with the SEC. See “Where You Can Find More Information” beginning on page 166.
	First Midwest	Old National
Authorized Capital Stock:
First Midwest’s certificate of incorporation authorizes it to issue up to 250,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, without par value.

As of July 21, 2021, there were 114,312,759 shares of First Midwest common stock outstanding, 108,000 shares of First Midwest Series A preferred stock outstanding and 122,500 shares of First Midwest Series C preferred stock outstanding.

The Old National articles of incorporation authorizes it to issue up to 300,000,000 shares of common stock, without par value, and 2,000,000 shares of preferred stock, without par value. If the Old National articles amendment proposal is approved, effective upon the closing of the merger, the Old National articles of incorporation will authorize Old National to issue 602,000,000 shares of authorized capital stock, consisting of 600,000,000 shares of common stock, no par value, and 2,000,000 shares of preferred stock, no par value.

As of July 21, 2021, there were 165,720,179 shares of Old National common stock outstanding and zero shares of new Old National preferred stock outstanding.

Voting:	First Midwest stockholders entitled to vote on a matter are entitled to one (1) vote per share. First Midwest stockholders do not have cumulative voting rights in the election of directors.	Old National shareholders entitled to vote on a matter are entitled to one (1) vote per share. Old National shareholders do not have cumulative voting rights in the election of directors.

Rights of Preferred Stock:
First Midwest’s certificate of incorporation authorizes the First Midwest board of directors to authorize the issuance of shares of First Midwest preferred stock without stockholder approval. The First Midwest board of directors is authorized to divide

Old National’s board of directors may authorize the issuance of preferred stock up to the amounts authorized in the Old National articles of incorporation, without shareholder approval, possessing voting and conversion rights that could adversely

	First Midwest	Old National

the preferred stock into series and, subject to applicable law, to fix for any series of preferred stock the number of shares of such series and the voting powers (if any), designations and preferences, priorities, qualifications, privileges, limitations, restrictions, options, conversion rights, dividend features, retirement features, liquidation features, redemption features and any other special or relative rights that may be desired for any such series. If and when any First Midwest preferred stock is issued, the holders of First Midwest preferred stock may have a preference over holders of First Midwest common stock in the payment of dividends, upon liquidation of First Midwest, in respect of voting rights and in the redemption of the capital stock of First Midwest.

affect the voting power of Old National’s common shareholders, subject to any restrictions imposed on the issuance of such shares by the IBCL, the Old National articles of incorporation and NASDAQ. Any preferred shares issued may also rank senior to Old National’s common stock as to rights upon liquidation, winding up or dissolution.

Size of Board of Directors
Section 141(b) of the DGCL provides that the number of directors constituting the board may be fixed by the certificate of incorporation or bylaws of a corporation. First Midwest’s certificate of incorporation provides for First Midwest's board of directors to consist of not less than three (3) nor more than twenty (20) directors, with the exact number to be fixed by First Midwest’s board of directors from time to time. The First Midwest board of directors currently has eleven (11) directors.
The Old National bylaws provide that the board of directors shall comprise of thirteen (13) members. The Old National board of directors currently has thirteen (13) directors.

Classes of Directors	First Midwest’s board of directors is not separated into classes. All directors are elected annually.	Old National’s board of directors is not separated into classes. All directors are elected annually.

Director Eligibility and Mandatory Retirement	First Midwest’s bylaws provide that directors need not be stockholders. First Midwest’s Corporate Governance Guidelines provide for mandatory retirement of directors at age seventy-five (75).
The Old National articles of incorporation provide that directors need not be shareholders of Old National. The Old National bylaws provide that a director shall not qualify to serve as such effective as of the end of the term during which he or she becomes seventy-five (75) years of age. The Old National bylaws further provide that the board of directors may establish other qualifications for directors in its Corporate Governance Guidelines in effect from time to time.

Election of Directors	Under the First Midwest bylaws, a nominee for director shall be elected by the vote of the majority of the votes cast with	Old National’s directors are elected by a plurality of the votes cast by the shares entitled to vote at a meeting at which a

	First Midwest	Old National

respect to the director at any meeting for the election of directors at which a quorum is present; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders if (i) a stockholder has nominated a person for election to the board of directors in compliance with the advance notice provisions for stockholder nominees for director set forth in the First Midwest certificate of incorporation and bylaws, and (ii) such nomination has not been withdrawn by such stockholder on or before the fifth (5th) business day next preceding the date of the notice to stockholders for such meeting.

quorum is present. Old National’s board of directors has adopted a corporate governance policy regarding director elections that is contained in Old National’s Corporate Governance Guidelines. The policy provides that in any uncontested election, any nominee for director who receives a greater number of votes “withheld” for his or her election than votes “for” such election will tender his or her resignation as a director promptly following the certification of the shareholder vote. Old National’s Corporate Governance and Nominating Committee of its board of directors, without participation by any director so tendering his or her resignation, will consider the resignation offer and recommend to the board of directors whether to accept it. The board of directors, without participation by any director so tendering his or her resignation, will act on the Corporate Governance and Nominating Committee’s recommendation no later than ninety (90) days following the date of the annual meeting of shareholders at which the election occurred. If the board of directors decides to accept the director’s resignation, the Corporate Governance and Nominating Committee will recommend to the board of directors whether to fill the resulting vacancy or to reduce the size of the board. Old National will promptly disclose the decision of its board of directors and the reasons for the decision in a broadly disseminated press release that will also be filed with the SEC on a Form 8-K.

Removal of Directors
As described above under “—Size of Board of Directors,” First Midwest has a declassified board of directors.

Under Section 141(k) of the DGCL, in a corporation with a declassified board of directors, any director or the entire board of directors may be removed, with or without cause, by the affirmative vote of the holders of at least a majority of the outstanding shares of stock entitled to vote at an election of directors, unless the certificate of incorporation provides otherwise. Under First Midwest’s certificate of incorporation, any First Midwest

Under the IBCL, directors may be removed in any manner provided in the corporation’s articles of incorporation. In addition, the shareholders or directors may remove one (1) or more directors with or without cause, unless the articles of incorporation provide otherwise. The Old National bylaws provide that any director or the entire board of directors (exclusive of directors who may be elected by the holders of one (1) or more series of preferred stock) may be removed, with or without cause, only by (i) the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares

	First Midwest	Old National
director may be removed either for or without cause at any time by the affirmative vote of the holders of at least a majority of the shares then entitled to vote in the election of directors.
of Old National common stock at a meeting of shareholders called expressly for the purpose of removing one (1) or more directors, or (ii) the affirmative vote of not less than two-thirds (2/3) of the actual number of directors elected and qualified and then in office.

Filling Vacancies on the Board of Directors	Under First Midwest’s certificate of incorporation, any vacancy occurring in First Midwest’s board of directors will be filled by a majority vote of the remaining directors.
Under Old National’s bylaws, any vacancy occurring on the Old National board of directors, whether resulting from an increase in the number of directors or otherwise, may be filled by the affirmative vote of not less than a majority of the remaining directors then in office, even though such directors remaining in office may constitute less than a quorum of the board of directors.

Calling Special Meetings of Stockholders / Shareholders
Under the First Midwest certificate of incorporation, a special meeting of stockholders may be called only by First Midwest’s board of directors, by First Midwest’s Chairman of the board of directors or by First Midwest’s President; provided, however, that holders of at least fifty-one percent (51%) of First Midwest’s outstanding stock entitled to vote generally in the election of directors may also call a special meeting solely for the purpose of removing a director or directors for cause.

The Old National bylaws provide that special meetings of shareholders may be called by the board of directors, the Chairman of the Board, the Chief Executive Officer or the President of Old National, and shall be called by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary at the written request of a majority of the members of the board of directors or upon delivery to Old National’s Secretary of a signed and dated written demand for a special meeting from the holders of at least twenty-five percent (25%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Quorum
The First Midwest bylaws provide that the presence of the holders of a majority of stock issued and outstanding and entitled to vote at a meeting, represented in person or by proxy, shall constitute a quorum, except as otherwise provided by law or the certificate of incorporation. If a quorum is not present or represented at a meeting of stockholders, the stockholders entitled to vote at such meeting, present in person or represented by proxy, may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

The Old National bylaws provide that the holders of not less than a majority of the outstanding shares, represented in person or by proxy, shall constitute a quorum, except as otherwise provided by law, the shareholders or the directors. If a quorum is not present or represented at a meeting of shareholders, less than a quorum may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice.

	First Midwest	Old National
Notice of Stockholder / Shareholder Meetings
In accordance with Section 222(b) of the DGCL, the First Midwest bylaws provide that written notice of any stockholders’ meeting must be given to each stockholder not less than ten (10) and not more than sixty (60) days before the meeting date. The notice shall include the place, day and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and entitled to vote at the meeting, and the general nature of the business to be considered at the meeting.

The Old National bylaws provide that Old National must give written notice between ten (10) and sixty (60) days before any shareholders meeting to each shareholder entitled to vote at such a meeting. The notice shall state the place, date and hour, the means of remote communications, if any, by which shareholders may be deemed present in person and vote at such meeting, and in the case of a special meeting or when required by any law or provision of the articles of incorporation or bylaws, the purpose or purposes of the meeting.

Advance Notice of Stockholder / Shareholder Nominations
First Midwest’s certificate of incorporation establishes procedures that stockholders must follow to nominate persons for election to First Midwest’s board of directors. The stockholder making the nomination must deliver written notice to First Midwest’s Secretary between one hundred and twenty (120) and one hundred and eighty (180) days prior to the date of the meeting at which directors will be elected. However, if less than one hundred and thirty (130)-days’ notice is given of the meeting date, that written notice by the stockholder must be delivered by the tenth (10th) day after the day on which the meeting date notice was given. Notice will be deemed to have been given more than one hundred and thirty (130) days prior to the annual meeting if First Midwest previously disclosed that the meeting in each year is to be held on a specific date.

The nomination notice must set forth certain information about the person to be nominated, including information that is required pursuant to paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC, and must also include the nominee’s written consent to being nominated and to serving as a director if elected. The nomination notice must also set forth certain information about the person submitting the notice, including the stockholder’s name and address and the class and number of First Midwest shares that the stockholder owns of record or beneficially. The person presiding at the meeting may, if the facts warrant, determine that a

The Old National bylaws provide that nominations for the election of directors may be made only by the board of directors following the recommendation of the Old National Corporate Governance and Nominating Committee. The Committee will consider candidates for election suggested by shareholders, subject to the suggestions having been made in compliance with the requirements set forth in Article IV, Section 9 of the Old National bylaws. Additionally, shareholders may submit proposals for business to be considered at Old National’s annual meeting of shareholders, and include those proposals in Old National’s proxy statement and form of proxy delivered to shareholders, in accordance with the requirements of Rule 14a-8 of Regulation 14A promulgated under the Securities Exchange Act of 1934.

	First Midwest	Old National
nomination was not made in accordance with the provisions of First Midwest’s certificate of incorporation, and the defective nomination will be disregarded.

Proxy Access
First Midwest’s certificate of incorporation provides that a stockholder must give advance written notice to First Midwest of any proposal for business to be transacted at an annual or special meeting of stockholders. The notice must be in writing and must be delivered to the Secretary of First Midwest between one hundred and twenty (120) and one hundred and eighty (180) days before the stockholder meeting. However, if less than one hundred and thirty (130)-days’ notice is given of the meeting date, that written notice by the stockholder must be delivered by the tenth (10th) day after the day on which the meeting date notice was given. Stockholder notice for stockholder proposals must set forth, as to each matter such stockholder proposes to bring before the stockholder meeting, (i) a brief description of the business desired to be brought before the meeting and the reasons for why the stockholder favors the proposal, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of First Midwest capital stock which are owned beneficially or of record of such stockholder, and (iv) any material interest of the stockholder in such proposal.

Shareholders may submit proposals for business to be considered at Old National’s annual meeting of shareholders, and include those proposals in Old National’s proxy statement and form of proxy delivered to shareholders, in accordance with the requirements of Rule 14a-8 of Regulation 14A promulgated under the Securities Exchange Act of 1934.

Anti-Takeover Provisions and Other Stockholder / Shareholder Protections
Under Section 203 of the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder or any entity for a period of three (3) years from the date on which the stockholder first becomes an interested stockholder if the transaction is caused by the interested stockholder. There is an exception to the three (3)-year waiting period requirement if:

• prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

The Old National articles of incorporation require the affirmative vote of not less than eighty percent (80%) of the outstanding shares of Old National common stock to approve certain business combinations, including a merger or consolidation of Old National with or into any other corporation, which are not approved and recommended by the vote of two thirds (2/3) of the entire board of directors of Old National. All other business combinations require the affirmative vote of a majority of the outstanding shares of Old National common stock. This provision of the Old National articles of incorporation may not be altered, amended or repealed except by the affirmative vote of the holders of not

First Midwest	Old National

• upon the consummation of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least eighty-five percent (85%) of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or
• the business combination is approved by the board of directors and by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of stock entitled to vote not owned by the interested stockholder at a meeting of stockholders.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers with an aggregate market value of at least ten percent (10%) of the assets of the corporation. The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three (3) years did own) at least fifteen percent (15%) of the outstanding shares of stock entitled to vote. A corporation can expressly elect not to be governed by the DGCL’s business combination provisions in its certificate of incorporation or bylaws.

less than eighty percent (80%) of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

In taking or declining to take any action or in making any recommendation to a corporation’s shareholders with respect to any matter, the IBCL provides that directors of Indiana corporations, in their discretion, may consider both the short-term and long-term interests of the corporation, taking into account and weighing, as the directors deem appropriate, the effects of such action or inaction on the corporation’s shareholders and other constituencies as well as certain interests described in the IBCL and any other factors the directors consider relevant. The Old National articles of incorporation require the board of directors, in connection with exercising its business judgment in determining what is in the best interests of Old National and its shareholders when evaluating a business combination or a tender or exchange offer, consider factors in addition to the adequacy of the financial consideration, such as the following factors and any other factors it deems relevant: the social and economic effects of the transaction on Old National and its subsidiaries, depositors, loan and other customers, creditors and other elements of the communities in which Old National and its subsidiaries operate or are located; the business and financial condition and earning prospects of the acquiring person or entity, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring person or entity, and the possible effect of such conditions upon Old National and its subsidiaries and the other elements of the communities in which Old National and its subsidiaries operate or are located; and the competence, experience and integrity of the acquiring person or entity and its management. This provision of the Old National articles of incorporation may not be altered, amended

First Midwest	Old National

or repealed except by the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, on a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National. The inclusion of the foregoing requirement in the Old National articles of incorporation, as well as the flexibility provided to directors under the IBCL to consider non-financial factors and other interests in connection with the evaluation of a business combination transaction, may place the Old National board of directors in a stronger position to oppose a business combination transaction if the board concludes that the transaction would not be in the best interests of Old National and its shareholders, even if the price offered in connection with the proposed business combination is significantly greater than the then market price of Old National’s common stock. Accordingly, it may be more difficult for an acquirer to gain control of Old National in a transaction not approved by its boards of directors.

Under the business combinations provision of the IBCL, any shareholder who acquires a ten percent (10%)-or-greater ownership position in an Indiana corporation with a class of voting shares registered under Section 12 of the Securities Exchange Act of 1934 (and that has not opted out of this provision) is prohibited for a period of five (5) years from completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of such ten percent (10%) interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. If such board approval is not obtained, then five (5) years after such ten percent (10%) shareholder has become such, a business combination with the such ten percent (10%) shareholder is permitted if all provisions of the articles of incorporation of the corporation are

	First Midwest	Old National

complied with and either a majority of disinterested shareholders approves the transaction or all shareholders receive a price per share determined in accordance with the fair price criteria of the business combinations provision of the IBCL.

An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for eighteen (18) months and does not apply to a combination with a shareholder who acquired such ten percent (10%) ownership position prior to the election. Old National has not elected to remove itself from the protections of this provision.

Limitation of Personal Liability of Officers and Directors
Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

The First Midwest certificate of incorporation exempts directors from personal liability to First Midwest or its stockholders for monetary damages for breach of fiduciary duty as a director to the extent not expressly prohibited in the DGCL.

Pursuant to the IBCL, an Old National director will not be liable to Old National shareholders for any action or failure to act in his or her capacity as director, unless the director has breached or failed to perform his or her duties as a director in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation, and the breach or failure to perform these duties constitutes willful misconduct or recklessness.

Indemnification of Directors and Officers and Insurance
Under Section 145 of the DGCL, a corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and

Under the IBCL, an Indiana corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best

First Midwest	Old National

reasonably incurred by the person if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court deems proper.

The indemnification provisions of the DGCL require indemnification of a director or officer who has been successful on the merits in defense of any action, suit or proceeding that he or she was a party to by virtue of the fact that he or she is or was a director or officer of the corporation.

First Midwest’s bylaws provide that First Midwest will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of First Midwest or by reason of the fact that such person is or was serving at the request of First Midwest as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the individual either had reasonable cause to believe that the individual’s conduct was lawful, or the individual had no reasonable cause to believe that the individual’s conduct was unlawful.

Unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in defense of the proceeding. In addition, unless limited by its articles of incorporation, an officer of a corporation, whether or not a director, is entitled to mandatory indemnification to the same extent as a director, and a corporation may also indemnify and advance expenses to an officer, employee or agent to the same extent as to a director.

The Old National articles of incorporation and the Old National bylaws provide that every person who is or was a director, officer or employee of Old National or any other corporation for which he is or she is or was serving in any capacity at the request of Old National shall be indemnified by Old National against any and all liability and expense that may be incurred by him or her in connection with, resulting from, or arising out of any claim, action, suit or proceeding, provided that the person is wholly successful with respect to the claim, action, suit or proceeding, or acted in good faith in what he reasonably believed to be in or not opposed to the best interests of Old National or any other corporation for which he or she is or was serving in any capacity at the request of Old National. Old National will also indemnify each director, officer and employee acting in such capacity in connection with criminal proceedings provided the director, officer or employee

	First Midwest	Old National

expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, but in each case only if and to the extent permitted under Delaware or federal law.

had no reasonable cause to believe that his or her conduct was unlawful. The indemnification by Old National extends to attorney fees, disbursements, judgments, fines, penalties or settlements. Old National may also advance expenses or undertake the defense of a director, officer or employee upon receipt of an undertaking by such person to repay such expenses if it should ultimately be determined that he or she is not entitled to indemnification.

In order for a director, officer or employee to be entitled to indemnification, the person must be wholly successful with respect to such claim or either the board of directors of Old National, acting by a quorum consisting of directors who are not parties to, or who have been wholly successful with respect to such claim, action, suit or proceeding, or independent legal counsel must determine that the director, officer or employee has met the standards of conduct required by the Old National articles of incorporation.

The IBCL permits Old National to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with Old National, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Old National maintains such insurance for the directors, officers and employees of Old National and any subsidiary of Old National.

Appraisal or Dissenters’ Rights
Section 262 of the DGCL permits stockholders to dissent from a merger, consolidation or a sale of all or substantially all the assets of the corporation and obtain payment of the fair value of their shares, if they follow certain statutorily defined procedures. However, appraisal rights do not apply if the corporation’s stock is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Appraisal rights may be restored if, in the transaction, stockholders are to receive, in exchange for shares of their stock, anything other than: (i) stock of the surviving

Under the IBCL, shareholders who dissent from a merger or similar transaction can exercise dissenters’ rights except (i) with respect to shares of any class or series of stock that are “covered securities” under Section 18(b)(1)(A) or (B) of the Securities Act of 1933, or (ii) if they were not entitled to vote on the merger. As a result, shareholders of Old National will not be afforded dissenters’ rights as long as the Old National common stock continues to be listed on a national securities exchange.

	First Midwest	Old National

corporation; (ii) stock of any corporation that is or will be listed on a national securities exchange or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares; or (iv) any combination of (i), (ii) or (iii). The DGCL further provides that no appraisal rights are available for any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the stockholders of the surviving corporation as provided under Section 251(f) of the DGCL.

Dividends
First Midwest may pay dividends out of funds lawfully available for such payment, as and when declared by the board of directors. Before declaring any dividends, the First Midwest bylaws provide that there may be set aside out of any funds available for dividends such sums that the board of directors deem proper for working capital, reserves or equalizing dividends. The holders of First Midwest preferred stock have a priority over the holders of the common stock with respect to dividends.

Old National may pay dividends out of funds lawfully available for such payment, as and when declared by the board of directors. Before declaring any dividends, the Old National bylaws provide that there may be set aside out of any funds available for dividends such sums that the board of directors deem proper for working capital or reserves.

Amendments to Charter/Articles and Bylaws
First Midwest’s certificate of incorporation provides that the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of capital stock entitled to vote is required to alter, amend or repeal most provisions of First Midwest’s certificate of incorporation; provided, however, if any proposal to alter, amend or repeal any such provision is approved by eighty percent (80%) of the board of directors, then in such case only the affirmative vote as is required by law or as may otherwise be required by First Midwest’s certificate of incorporation of the outstanding shares of capital stock entitled to vote is required to alter, amend or repeal such provision. First Midwest’s bylaws may be amended only upon the affirmative vote of a majority of all of the directors or upon the affirmative vote of the holders of at least sixty-seven percent (67%) of the voting power of the then outstanding shares of capital stock entitled to vote.

The IBCL generally requires the approval of at least a majority of a quorum of shareholders present at a shareholders’ meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for amendments to an Indiana corporation’s articles of incorporation. However, the IBCL permits a corporation in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. Certain provisions of the Old National articles of incorporation may only be altered, amended or repealed by the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National. These provisions include Article VIII, Section 11 (relating to the approval of certain business combinations), Article VIII, Section 12 (relating to the board’s consideration of

	First Midwest	Old National

certain non-financial factors in the evaluation of business combinations) and Article VIII, Section 13 (relating to limitations on further purchases of shares by shareholders who own fifteen percent (15%) or more of Old National’s outstanding shares).

The Old National articles of incorporation and the Old National bylaws provide that the Old National bylaws may only be altered, amended or repealed by a majority vote of the total number of directors of Old National.

Action by Written Consent of the Stockholders / Shareholders
Under Section 228 of the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting by written consent of the holders of the outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize such action. However, First Midwest’s certificate of incorporation prohibits stockholder action by written consent.

Old National’s bylaws provide that shareholders may act by written consent only when signed by all of the outstanding shares entitled to vote therein. Action taken by written consent is effective when the last shareholder entitled to vote on the action signs the consent, unless the consent specifies a different prior or subsequent effective date.

Stockholder / Shareholder Rights Plan	First Midwest does not currently have a rights plan in effect.	Old National does not currently have a rights plan in effect.

Forum Selection Bylaw
The First Midwest bylaws provide that the exclusive forum for certain specified categories of legal actions against or involving First Midwest and its directors and officers will be the Delaware Court of Chancery unless First Midwest consents in writing to the selection of an alternative forum.
The Old National articles of incorporation and the Old National bylaws do not require any exclusive forum with respect to legal actions against or involving Old National.

LEGAL MATTERS
The validity of Old National common stock and new Old National preferred stock to be issued in connection with the merger will be passed upon for Old National by Squire Patton Boggs (US) LLP, Cincinnati, Ohio.
Squire Patton Boggs (US) LLP, Cincinnati, Ohio, counsel for Old National, and Sullivan & Cromwell LLP, New York, New York, counsel for First Midwest, will provide prior to the effective time opinions regarding certain federal income tax consequences of the merger for Old National and First Midwest, respectively.
EXPERTS
Old National. The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Old National Bancorp for the year ended December 31, 2020, have been so incorporated in reliance on the report of Crowe LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
First Midwest. The consolidated financial statements of First Midwest Bancorp, Inc. appearing in First Midwest Bancorp, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2020 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER OR STOCKHOLDER PROPOSALS
Old National
Old National held its 2021 annual meeting of shareholders on April 29, 2021. Old National will hold its 2022 annual meeting of shareholders (the “Old National 2022 annual meeting”), regardless of whether the merger has been completed. Any shareholder nominations or proposals for other business intended to be presented at Old National’s next annual meeting must be submitted to Old National as set forth below.
SEC Rule 14a-8
In order for a shareholder proposal for the Old National 2022 annual meeting to be eligible for inclusion in Old National’s proxy statement pursuant to SEC Rule 14a-8, Old National must have received the proposal and supporting statements at its principal executive offices no later than November 18, 2021, unless the date of Old National’s 2022 annual meeting is changed by more than thirty (30) days from April 29, 2022, the one (1)-year anniversary of Old National’s 2021 annual meeting of shareholders, in which case the proposal must be received a reasonable time before Old National begins to print and send its proxy materials. An Old National shareholder must provide its proposal to Old National in writing, and it must comply with the requirements of SEC Rule 14a-8. Any such proposals should be sent to the attention of the Corporate Secretary of Old National at P.O. Box 718, Evansville, Indiana 47705-0718.
Advance Notice Procedures
The Old National bylaws state that the Old National Corporate Governance and Nominating Committee will review suggestions of shareholders regarding nominees for election as directors. All such suggestions of shareholders must be submitted in writing to the Corporate Governance and Nominating Committee at Old National’s principal executive offices not less than one hundred twenty (120) days in advance of the date of the annual or special meeting of shareholders at which directors shall be elected. All suggestions must be in writing and must include the information specified in Old National’s bylaws. A consent of the nominee to serve as a director of Old National, if elected, must also be included with the written suggestion.
These advance notice procedures are separate from the SEC’s requirements that a shareholder must meet in order to have a shareholder proposal included in Old National’s proxy statement pursuant to SEC Rule 14a-8.
First Midwest
First Midwest held its 2021 annual meeting of stockholders on May 19, 2021. First Midwest does not anticipate holding a 2022 annual meeting of First Midwest stockholders (the “First Midwest 2022 annual meeting”) if the merger is completed as currently expected. In the event that the merger is not completed within the expected time frame or at all, First Midwest may hold an annual meeting in 2022. If First Midwest holds a 2022 annual meeting, First Midwest currently contemplates that such meeting will be held on May 18, 2022. Any stockholder nominations or proposals for other business intended to be presented at First Midwest’s next annual meeting must be submitted to First Midwest as set forth below.
SEC Rule 14a-8
In order for a stockholder proposal for the First Midwest 2022 annual meeting to be eligible for inclusion in First Midwest’s proxy statement pursuant to SEC Rule 14a-8, First Midwest must have received the proposal and supporting statements at its principal executive offices no later than December 14, 2021, unless the date of First Midwest’s 2022 annual meeting is changed by more than thirty (30) days from May 19, 2022, the one-year anniversary of First Midwest’s 2021 annual meeting of stockholders, in which case the proposal must be received a reasonable time before First Midwest begins to print and send its proxy materials. A First Midwest stockholder must provide its proposal to First Midwest in writing, and it must comply with the requirements of SEC Rule 14a-8. Any such proposals should be sent to the attention of the Corporate Secretary of First Midwest at First Midwest Bancorp, Inc., 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631.
Advance Notice Procedures
Pursuant to First Midwest’s certificate of incorporation, any stockholder wishing to nominate a candidate for director or propose other business at an annual meeting must send written notice to First Midwest’s corporate secretary not less than one hundred and twenty (120) days before the meeting nor more than one hundred and eighty (180) days prior to the meeting, and the notice must provide certain other information specified in First Midwest’s certificate of incorporation. As a result, any notice given by or on behalf of a stockholder under such provisions of First Midwest’s certificate of incorporation must be received no earlier than November 19, 2021 and no later than January 18, 2022. However, if the date of the annual meeting is first publicly announced or disclosed (in a public filing or otherwise) less than one hundred and thirty (130) days prior to the date of the meeting, such advance notice must be given not more than ten (10) days after such date is first so announced or disclosed.
These advance notice procedures are separate from the SEC’s requirements that a stockholder must meet in order to have a stockholder proposal included in First Midwest’s proxy statement pursuant to SEC Rule 14a-8.

WHERE YOU CAN FIND MORE INFORMATION
Old National and First Midwest file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Old National and First Midwest, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by Old National, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.” Documents filed with the SEC by First Midwest will be available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” The web addresses of the SEC, Old National and First Midwest are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.
Old National has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Old National’s securities to be issued in the merger. This document constitutes the prospectus of Old National filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Old National and First Midwest to incorporate by reference into this document documents filed with the SEC by Old National and First Midwest. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. Old National and First Midwest incorporate by reference the documents listed below and any documents filed by Old National and First Midwest under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and before the date of the special meetings of Old National and First Midwest:
Old National filings (SEC File No. 001-15817)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2020, filed on February 10, 2021

Quarterly Report on Form 10-Q	Quarter ended March 31, 2021, filed on April 28, 2021

Current Reports on Form 8-K	Filed on January 28, 2021, March 11, 2021, April 29, 2021, June 1, 2021 and June 2, 2021 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A	Filed on March 8, 2021

The description of Old National’s capital stock contained in Old National’s registration statement filed under Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating that description

First Midwest filings (SEC File No. 001-39320)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2020, filed on March 1, 2021

Quarterly Report on Form 10-Q	Quarter ended March 31, 2021, filed on May 4, 2021

First Midwest filings (SEC File No. 001-39320)	Periods Covered or Date of Filing with the SEC
Current Reports on Form 8-K	Filed on February 22, 2021, February 23, 2021, May 25, 2021, June 1, 2021 and June 2, 2021 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A	Filed on April 13, 2021

The description of First Midwest’s common stock and preferred stock contained in First Midwest’s registration statement filed under Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating that description

You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:
if you are an Old National shareholder: Old National Bancorp One Main Street P.O. Box 718 Evansville, Indiana 47705 Attn: Corporate Secretary (800) 731-2265	if you are a First Midwest stockholder: First Midwest Bancorp, Inc. 8750 West Bryn Avenue Suite 1300 Chicago, Illinois 60631 Attn: Corporate Secretary (708) 831-7483
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in Old National’s and First Midwest’s affairs since the date of this document. Old National provided the information contained in this document with respect to Old National and First Midwest provided the information contained in this document with respect to First Midwest.

Annex A
AGREEMENT AND PLAN OF MERGER

by and between

OLD NATIONAL BANCORP

and

FIRST MIDWEST BANCORP, INC.
Dated as of May 30, 2021

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS
Page
Acquisition Proposal	A-46
Adjusted Performance Award	A-3
affiliate	A-54
Agreement	A-1
Bank Merger	A-64
Bank Merger Agreement	A-5
Bank Merger Certificates	A-5
BHC Act	A-7
business day	A-54
CARES Act	A-17
Certificates of Merger	A-1
Chosen Courts	A-54
Closing	A-1
Closing Date	A-1
Code	A-1
Confidentiality Agreement	A-40
Continuation Period	A-42
Continuing Employees	A-42
Controlled Group Liability	A-15
DGCL	A-1
Effective Time	A-1
Enforceability Exceptions	A-10
Environmental Laws	A-19
ERISA	A-14
ERISA Affiliate	A-15
Exchange Act	A-12
Exchange Agent	A-5
Exchange Fund	A-5
Exchange Ratio	A-2
FDIC	A-8
Federal Reserve Board	A-10
First Midwest	A-1
First Midwest 401(k) Plan	A-42
First Midwest Bank	A-4
First Midwest Benefit Plans	A-14
First Midwest Board Recommendation	A-40
First Midwest Bylaws	A-8
First Midwest Certificate	A-8
First Midwest Common Stock	A-1
First Midwest Compensation Committee	A-3
First Midwest Contract	A-18
First Midwest Deemed Stock Investment	A-4
First Midwest Disclosure Schedule	A-7
First Midwest DRIP	A-9
First Midwest Indemnified Parties	A-43
First Midwest Meeting	A-40
First Midwest Owned Properties	A-20
First Midwest Performance Award	A-3
First Midwest Qualified Plans	A-14
A-iv

Page
First Midwest Real Property	A-20
First Midwest Regulatory Agreement	A-19
First Midwest Reports	A-11
First Midwest Restricted Stock Award	A-3
First Midwest Restricted Stock Unit Award	A-3
First Midwest Section 16 Individuals	A-47
First Midwest Series A Preferred Stock	A-2
First Midwest Series C Preferred Stock	A-2
First Midwest Subsidiary	A-8
GAAP	A-8
Governmental Entity	A-11
Indiana Secretary	A-1
Intellectual Property	A-20
IRS	A-13
J.P. Morgan	A-13
Joint Proxy Statement	A-10
KBW	A-27
knowledge	A-54
Liens	A-9
Loans	A-21
Material Adverse Effect	A-7
Materially Burdensome Regulatory Condition	A-39
Merger	A-1
Merger Consideration	A-2
Multiemployer Plan	A-15
Multiple Employer Plan	A-15
NASDAQ	A-6
New Certificates	A-5
New Old National Series A Preferred Stock	A-2
New Old National Series C Preferred Stock	A-3
New Plans	A-42
OCC	A-10
Old Certificate	A-2
Old National	A-1
Old National 401(k) Plan	A-43
Old National Articles Amendment	A-4
Old National Bank	A-4
Old National Benefit Plans	A-28
Old National Board Recommendation	A-40
Old National Bylaw Amendment	A-4
Old National Bylaws	A-4
Old National Certificate	A-0
Old National Common Stock	A-2
Old National Contract	A-32
Old National Disclosure Schedule	A-22
Old National Equity Awards	A-23
Old National ESPP	A-24
Old National Meeting	A-40
Old National Owned Properties	A-33
Old National Preferred Stock	A-23
A-v

Page
Old National Qualified Plans	A-29
Old National Real Property	A-33
Old National Regulatory Agreement	A-33
Old National Reports	A-26
Old National Restricted Stock Award	A-23
Old National SARs	A-23
Old National Section 16 Individuals	A-30
Old National Stock Options	A-23
Old National Stock Plan	A-24
Old National Subsidiary	A-23
Pandemic	A-8
Pandemic Measures	A-8
PBGC	A-15
Permitted Encumbrances	A-20
person	A-54
Personal Data	A-17
Premium Cap	A-44
Recommendation Change	A-41
Regulatory Agencies	A-11
Representatives	A-45
Requisite First Midwest Vote	A-10
Requisite Old National Vote	A-24
Requisite Regulatory Approvals	A-39
S-4	A-11
Sarbanes-Oxley Act	A-11
SEC	A-10
Securities Act	A-11
Security Breach	A-17
Significant Subsidiaries	A-8
SRO	A-11
Subsidiary	A-8
Surviving Bank	A-4
Surviving Corporation	A-1
Takeover Statutes	A-20
Tax	A-14
Tax Return	A-14
Taxes	A-14
Termination Date	A-50
Termination Fee	A-51
Total Borrower Commitment	A-21
A-vi

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of May 30, 2021 (this “Agreement”), by and between Old National Bancorp, an Indiana corporation (“Old National”), and First Midwest Bancorp, Inc., a Delaware corporation (“First Midwest”).
W I T N E S S E T H:
WHEREAS, the Boards of Directors of Old National and First Midwest have determined that it is in the best interests of their respective companies and their shareholders and stockholders, as applicable, to consummate the strategic business combination transaction provided for herein, pursuant to which First Midwest will, subject to the terms and conditions set forth herein, merge with and into Old National (the “Merger”), so that Old National is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;
WHEREAS, in furtherance thereof, the respective Boards of Directors of Old National and First Midwest have approved the Merger and this Agreement;
WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I

THE MERGER
1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the Indiana Business Corporation Law (the “IBCL”), at the Effective Time, First Midwest shall merge with and into Old National. Old National shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Indiana. Upon consummation of the Merger, the separate corporate existence of First Midwest shall terminate.
1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 9:00 a.m. Central Time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by the parties (such date on which the Closing actually occurs being hereinafter referred to as the “Closing Date”).
1.3 Effective Time. The Merger shall become effective as set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware and the articles of merger to be filed with the Secretary of State of the State of Indiana (the “Indiana Secretary”), respectively, on the Closing Date (the “Certificates of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificates of Merger.
1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the IBCL and the DGCL.
1.5 Conversion of First Midwest Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Old National, First Midwest or the holder of any of the following securities:
(a) Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of First Midwest (the “First Midwest Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of First Midwest Common Stock owned by First Midwest as treasury stock or owned by First Midwest or Old National (in each case other than shares of First Midwest Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by First Midwest or Old National in respect of debts previously contracted), shall be converted into the right to receive 1.1336 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, no par value, of Old National (the “Old National Common Stock”); it being understood that upon the Effective Time, pursuant to Section 1.7, the Old National Common Stock, including the shares issued to former holders of First Midwest Common Stock, shall be the common stock of the Surviving Corporation.
(b) All of the shares of First Midwest Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to an “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of First Midwest Common Stock) previously representing any such shares of First Midwest Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of Old National Common Stock which such shares of First Midwest Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of First Midwest Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Old National Common Stock or First Midwest Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give Old National and the holders of First Midwest Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit First Midwest or Old National to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of First Midwest Common Stock that are owned by First Midwest or Old National (in each case other than shares of First Midwest Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by First Midwest or Old National in respect of debts previously contracted) shall be cancelled and shall cease to exist and no Old National Common Stock or other consideration shall be delivered in exchange therefor.
1.6 First Midwest Preferred Stock.
(a) At the Effective Time, by virtue of the Merger and without any action on the part of Old National, First Midwest or the holder of any of the following securities, each share of 7.00% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share, of First Midwest (the “First Midwest Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one share of a newly created series of preferred stock of Old National having terms that are not materially less favorable (and taking into account that First Midwest will not be the surviving corporation in the Merger) as the First Midwest Series A Preferred Stock (all shares of such newly created series, collectively, the “New Old National Series A Preferred Stock”) and, upon such conversion, the First Midwest Series A Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.
(b) At the Effective Time, by virtue of the Merger and without any action on the part of Old National, First Midwest or the holder of any of the following securities, each share of 7.00% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C, no par value per share, of First Midwest (the “First Midwest Series C Preferred Stock” and, together with the First Midwest Series A Preferred Stock, the “First Midwest Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one share of a newly created series of preferred stock of Old National having terms that are not materially less favorable (and taking into account that First Midwest will not be the surviving corporation in the Merger) as the First Midwest Series C Preferred Stock (all shares of such newly created series, collectively, the “New Old National Series C Preferred Stock” and, together with the New Old National Series A Preferred Stock, the “New Old National Preferred Stock”) and, upon such conversion, the First Midwest Series C Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.
1.7 Old National Stock. At and after the Effective Time, each share of Old National Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.
1.8 Treatment of First Midwest Equity Awards.
(a) Except as otherwise agreed between First Midwest and Old National, at the Effective Time, each award in respect of a share of First Midwest Common Stock subject to vesting, repurchase or other lapse restriction granted under a First Midwest Stock Plan (a “First Midwest Restricted Stock Award”) that is outstanding, unvested and unsettled immediately prior to the Effective Time that is not a First Midwest Performance Award shall be assumed and converted into a restricted stock award in respect of Old National Common Stock subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such First Midwest Restricted Stock Award immediately prior to the Effective Time (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest Stock Plan or award agreement), and relating to the number of shares of Old National Common Stock equal to the product of (A) the number of shares of First Midwest Common Stock subject to such First Midwest Restricted Stock Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded up to the nearest whole share of Old National Common Stock.
(b) Except as otherwise agreed between First Midwest and Old National, at the Effective Time, each restricted stock unit award in respect of a share of First Midwest Common Stock granted under a First Midwest Stock Plan (a “First Midwest Restricted Stock Unit Award”) that is outstanding, unvested and unsettled immediately prior to the Effective Time that is not a First Midwest Performance Award shall be assumed and converted into a restricted stock unit award in respect of Old National Common Stock subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such First Midwest Restricted Stock Unit Award immediately prior to the Effective Time (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest Stock Plan or award agreement), and relating to the number of shares of Old National Common Stock equal to the product of (A) the number of shares of First Midwest Common Stock subject to such First Midwest Restricted Stock Unit Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded up to the nearest whole share of Old National Common Stock.
(c) Except as otherwise agreed between First Midwest and Old National, at the Effective Time, each performance share award in respect of shares of First Midwest Common Stock granted under a First Midwest Stock Plan that is outstanding, unvested and unsettled immediately prior to the Effective Time (a “First Midwest Performance Award”) shall be assumed and converted into a restricted stock unit award in respect of Old National Common Stock (an “Adjusted Performance Award”) relating to the number of shares of Old National Common Stock equal to the product of (A) the number of shares of First Midwest Common Stock subject to such First Midwest Performance Award immediately prior to the Effective Time that would be earned assuming the achievement of the applicable performance goals as of immediately prior to the Effective Time based on the higher of target performance and actual performance through the latest practicable date prior to the Effective Time as reasonably determined by the compensation committee of the Board of Directors of First Midwest (the “First Midwest Compensation Committee”) consistent with past practice in consultation with Old National, multiplied by (B) the Exchange Ratio, with any fractional shares rounded up to the nearest whole share of Old National Common Stock. Except as specifically provided in this Section 1.8(c), each such Adjusted Performance Award shall be subject to the same terms and conditions (including service-based vesting terms, after giving effect to any “change in control”

post-termination protections under the applicable First Midwest Stock Plan or award agreement) as applied to the First Midwest Performance Award immediately prior to the Effective Time; provided, that each such Adjusted Performance Award shall be subject to service-based vesting only and shall no longer be subject to any performance conditions.
(d) Except as otherwise agreed between First Midwest and Old National, at the Effective Time, each hypothetical First Midwest Common Stock investment credited under the First Midwest Bancorp, Inc. Deferred Compensation Plan for Nonemployee Directors, the First Midwest Bancorp, Inc. Nonqualified Stock Option Gain Deferral Plan or the First Midwest Bancorp, Inc. Nonqualified Retirement Plan (a “First Midwest Deemed Stock Investment”) that is unsettled immediately prior to the Effective Time shall be assumed and converted into a hypothetical Old National Common Stock deemed investment with the same terms and conditions as were applicable under such First Midwest Deemed Stock Investment immediately prior to the Effective Time (including vesting terms, after giving effect to any “change in control” post-termination protections under the First Midwest Bancorp, Inc. Deferred Compensation Plan for Nonemployee Directors, the First Midwest Bancorp, Inc. Nonqualified Stock Option Gain Deferral Plan or the First Midwest Bancorp, Inc. Nonqualified Retirement Plan) and relating to the number of shares of Old National Common Stock equal to the product of (A) the number of shares of First Midwest Common Stock subject to such First Midwest Deemed Stock Investment immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded up to the nearest whole share of Old National Common Stock.
(e) Promptly following the Effective Time, Old National shall file a post-effective amendment to the S-4 or an effective registration statement on Form S-8 with respect to the Old National Common Stock subject to the applicable adjusted First Midwest Equity Awards, as required.
(f) At or prior to the Effective Time, First Midwest, the Board of Directors of First Midwest or the First Midwest Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the First Midwest Equity Awards consistent with the provisions of this Section 1.8.
(g) For purposes of this Agreement, the following terms shall have the following meanings:
(i) “First Midwest Equity Awards” means the First Midwest Restricted Stock Awards, the First Midwest Restricted Stock Unit Awards, the First Midwest Performance Awards and the First Midwest Deemed Stock Investments.
(ii) “First Midwest Stock Plans” means the First Midwest Bancorp, Inc. Amended and Restated 2018 Stock and Incentive Plan, the First Midwest Bancorp, Inc. 2018 Stock and Incentive Plan, the First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan, as further amended, and the First Midwest Bancorp, Inc. Amended and Restated Non-Employee Directors Stock Plan.
1.9 Articles of Incorporation of Surviving Corporation. At the Effective Time, the Fifth Amended and Restated Articles of Incorporation of Old National (the “Old National Articles”), which may be amended as set forth in Exhibit A (such amendment, the “Old National Articles Amendment”), shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.
1.10 Bylaws of Surviving Corporation. At the Effective Time, the Amended and Restated Bylaws of Old National (the “Old National Bylaws”), as amended as set forth in Exhibit B (such amendment, the “Old National Bylaw Amendment”), shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.
1.11 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.
1.12 Bank Merger. Following the Merger, First Midwest Bank (“First Midwest Bank”), an Illinois state-chartered bank and a wholly-owned Subsidiary of First Midwest, will merge (the “Bank Merger”) with and into Old National Bank, a national banking association and a wholly-owned Subsidiary of Old National (“Old National Bank”). Old National Bank shall be the surviving entity in the Bank Merger (the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of First Midwest Bank shall cease. As soon as practical after the date of this Agreement, or on such later date as Old National and First Midwest may mutually agree, Old National and First Midwest shall cause Old National Bank and First Midwest Bank, respectively, to enter into an agreement and plan of merger in substantially the form set forth in Exhibit C (the “Bank Merger Agreement”). Each of Old National and First Midwest shall approve the Bank Merger Agreement and the Bank Merger as the sole stockholder of Old National Bank and First Midwest Bank, respectively, and Old National and First Midwest shall, and shall cause Old National Bank and First Midwest Bank, respectively, to execute certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, or at such other time as shall be provided by applicable law.
ARTICLE II

EXCHANGE OF SHARES
2.1 Old National to Make Merger Consideration Available. At or prior to the Effective Time, Old National shall deposit, or shall cause to be deposited, with an exchange agent designated by Old National and mutually acceptable to First Midwest (the “Exchange Agent”), for the benefit of the holders of Old Certificates (which for purposes of this Article II shall be deemed to include certificates or book-entry account statements representing shares of First Midwest Preferred Stock), for exchange in accordance with this Article II, (a) certificates or, at Old National’s option, evidence of shares in book-entry form (collectively, referred to herein as “New Certificates”), representing the shares of Old National Common Stock or New Old National Preferred Stock to be issued to holders of First Midwest Common Stock or First Midwest Preferred Stock, as applicable, and (b) cash in lieu of any fractional shares (such cash and New Certificates for shares of Old National Common Stock and New Old National Preferred Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and Section 1.6 and paid pursuant to Section 2.2(a).
2.2 Exchange of Shares.
(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) business days thereafter, Old National and First Midwest shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of First Midwest Common Stock or First Midwest Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration or shares of New Old National Preferred Stock, as applicable, pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of Old National Common Stock and any cash in lieu of fractional shares or shares of New Old National Preferred Stock, as applicable, which the shares of First Midwest Common Stock or First Midwest Preferred Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) (A) a New Certificate representing that number of whole shares of Old National Common Stock to which such holder of First Midwest Common Stock shall have become entitled pursuant to the provisions of Article I and (B) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), or (ii) (A) a New Certificate representing the number of shares of New Old National Preferred Stock to which such holder of First Midwest Preferred Stock shall have become entitled pursuant to the provisions of Article I and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Old National Common Stock or shares of New Old National Preferred Stock which the shares of First Midwest Common Stock or First Midwest Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.
(b) No dividends or other distributions declared with respect to Old National Common Stock or New Old National Preferred Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Old National Common Stock or shares of New Old National Preferred Stock which the shares of First Midwest Common Stock or First Midwest Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive.
(c) If any New Certificate representing shares of Old National Common Stock or New Old National Preferred Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Old National Common Stock or New Old National Preferred Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d) After the Effective Time, there shall be no transfers on the stock transfer books of First Midwest of the shares of First Midwest Common Stock or First Midwest Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of Old National Common Stock or New Old National Preferred Stock, as applicable, as provided in this Article II.
(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Old National Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Old National Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Old National. In lieu of the issuance of any such fractional share, Old National shall pay to each former holder of First Midwest Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Old National Common Stock on the NASDAQ Stock Market LLC (“NASDAQ”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of First Midwest Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Old National Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
(f) Any portion of the Exchange Fund that remains unclaimed by the holders of First Midwest Common stock and First Midwest Preferred Stock for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former holders of First Midwest Common Stock and First Midwest Preferred Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of Old National Common Stock and cash in lieu of any fractional shares or shares of New Old National Preferred Stock, as applicable, and any unpaid dividends and distributions on the Old National Common Stock or New Old National Preferred Stock deliverable in respect of each former share of First Midwest Common Stock or First Midwest Preferred Stock, as applicable, that such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Old National, First Midwest, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of First Midwest Common Stock or First Midwest Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(g) Old National shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of Old National Common Stock, any dividends or distributions payable pursuant to this Section 2.2 or any other consideration otherwise payable pursuant to this Agreement to any holder of First Midwest Common Stock, First Midwest Preferred Stock or First Midwest Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of Tax law. To the extent that amounts are so withheld by Old National or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of First Midwest Common Stock, First Midwest Preferred Stock or First Midwest Equity Awards in respect of which the deduction and withholding was made by Old National or the Exchange Agent, as the case may be.
(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Old National or the Exchange Agent, the posting by such person of a bond in such amount as Old National or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Old National Common Stock and any cash in lieu of fractional shares, or the shares of New Old National Preferred Stock deliverable in respect thereof pursuant to this Agreement.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FIRST MIDWEST
Except (a) as disclosed in the disclosure schedule delivered by First Midwest to Old National concurrently herewith (the “First Midwest Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the First Midwest Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by First Midwest that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any First Midwest Reports filed by First Midwest after January 1, 2020 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), First Midwest hereby represents and warrants to Old National as follows:
3.1 Corporate Organization.
(a) First Midwest is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). First Midwest has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. First Midwest is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Midwest. As used in this Agreement, “Material Adverse Effect” means, with respect to Old National, First Midwest or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations (including the Pandemic Measures) of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Sections 3.3(b) (Authority; No Violation), 3.4 (Consents and Approvals), 3.11(j) (Employees and Employee Benefit Plans; Claims), 4.3(b) (Authority; No Violation), 4.4 (Consents and Approvals) or 4.11(j) (Employees and Employee Benefit Plans; Claims)) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred, except to the extent otherwise excepted by this proviso) or (G) the expenses incurred by First Midwest or Old National in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or Covid-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto; “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic; “Subsidiary,” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act; and “Significant Subsidiaries” shall have the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated under the Exchange Act. True and complete copies of the Restated Certificate of Incorporation of First Midwest (as further amended, the “First Midwest Certificate”) and the Amended and Restated Bylaws of First Midwest (the “First Midwest Bylaws”), as in effect as of the date of this Agreement, have previously been made available by First Midwest to Old National.
(b) Each Subsidiary of First Midwest (a “First Midwest Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on First Midwest and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of First Midwest to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of First Midwest that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the First Midwest Disclosure Schedule sets forth a true and complete list of all Subsidiaries of First Midwest as of the date hereof.
3.2 Capitalization.
(a) As of the date of this Agreement, the authorized capital stock of First Midwest consists of 250,000,000 shares of First Midwest Common Stock and 1,000,000 shares of preferred stock, no par value. As of May 27, 2021, there are (i) 114,331,407 shares of First Midwest Common Stock outstanding, including 1,330,987 shares of First Midwest Common Stock granted in respect of outstanding First Midwest Restricted Stock Awards, (ii) 11,044,310 shares of First Midwest Common Stock held in treasury, (iii) 3,659,599 shares of First Midwest Common Stock reserved for issuance pursuant to future grants under the First Midwest Stock Plans, (iv) 138,629 shares of First Midwest Common Stock reserved for issuance upon the settlement of outstanding First Midwest Restricted Stock Unit Awards, (v) 1,077,942 shares of First Midwest Common Stock reserved for issuance upon settlement of outstanding First Midwest Performance Awards (assuming performance goals applicable to First Midwest Performance Awards are satisfied at the maximum level), (vi) 4,320,000 depositary shares, each representing a 1/40th interest in a share of First Midwest Series A Preferred Stock outstanding (vii) 4,900,000 depositary shares, each representing a 1/40th interest in a share of First Midwest Series C Preferred Stock outstanding and 656,511 shares of First Midwest Common Stock reserved for issuance pursuant to future grants under the First Midwest Dividend Reinvestment Stock Purchase Plan (the “First Midwest DRIP”). As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since May 27, 2021 resulting from the exercise, vesting or settlement of any First Midwest Equity Awards described in the immediately preceding sentence or shares issued in respect of the First Midwest DRIP, there are no other shares of capital stock or other equity or voting securities of First Midwest issued, reserved for issuance or outstanding. All hypothetical First Midwest Common Stock investments with respect to a First Midwest Deemed Stock Investment represent only the right to receive a payment in cash based on the fair market value of a share of First Midwest Common Stock, and zero shares of First Midwest Common Stock are reserved for issuance in respect of outstanding First Midwest Deemed Stock Investment upon the settlement thereof. All of the issued and outstanding shares of First Midwest Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of First Midwest may vote. Except as set forth on Section 3.2(a) of the First Midwest Disclosure Schedule, no trust preferred or subordinated debt securities of First Midwest are issued or outstanding. Other than First Midwest Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a) and shares issuable in respect of the First Midwest DRIP, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in First Midwest, or contracts, commitments, understandings or arrangements by which First Midwest may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in First Midwest, or that otherwise obligate First Midwest to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which First Midwest is a party or is bound with respect to the voting or transfer of First Midwest Common Stock or other equity interests of First Midwest.
(b) First Midwest owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the First Midwest Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No First Midwest Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
3.3 Authority; No Violation.
(a) First Midwest has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) have been duly and validly approved by the Board of Directors of First Midwest. The Board of Directors of First Midwest has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of First Midwest and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to First Midwest’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of First Midwest Common Stock entitled to vote on this Agreement (the “Requisite First Midwest Vote”) and (ii) the adoption and approval of the Bank Merger Agreement by the Board of Directors of First Midwest Bank and First Midwest as First Midwest Bank’s sole stockholder, no other corporate proceedings on the part of First Midwest are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by First Midwest and (assuming due authorization, execution and delivery by Old National) constitutes a valid and binding obligation of First Midwest, enforceable against First Midwest in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b) Neither the execution and delivery of this Agreement by First Midwest nor the consummation by First Midwest of the transactions contemplated hereby, including the Bank Merger, nor compliance by First Midwest with any of the terms or provisions hereof, will (i) violate any provision of the First Midwest Certificate or the First Midwest Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to First Midwest or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of First Midwest or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which First Midwest or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Midwest.
3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board, the Office of the Comptroller of the Currency (the “OCC”) and the Illinois Department of Financial and Professional Regulation (the “IDFPR”) in connection with the Bank Merger, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking or insurance authorities listed on Section 3.4 of the First Midwest Disclosure Schedule or Section 4.4 of the Old National Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of First Midwest’s stockholders and Old National’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Old National in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (f) the filing of the Certificates of Merger and the Articles of Designations for the New Old National Preferred Stock with the Indiana Secretary pursuant to the IBCL and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Old National Common Stock and New Old National Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and the approval of the listing of such Old National Common Stock and New Old National Preferred Stock (or depositary shares in respect thereof) on NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by First Midwest of this Agreement or (ii) the consummation by First Midwest of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, First Midwest is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.
3.5 Reports.
(a) First Midwest and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2019 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the OCC or the IDFPR, as applicable, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) ((i) – (vii), collectively, “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Midwest. Subject to Section 9.14, except as set forth on Section 3.5(a) of the First Midwest Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of First Midwest and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of First Midwest, investigation into the business or operations of First Midwest or any of its Subsidiaries since January 1, 2019, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of First Midwest or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of First Midwest or any of its Subsidiaries since January 1, 2019; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Midwest.
(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by First Midwest to the SEC since December 31, 2018 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “First Midwest Reports”) is publicly available. No such First Midwest Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all First Midwest Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of First Midwest has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the First Midwest Reports.

3.6 Financial Statements.
(a) The financial statements of First Midwest and its Subsidiaries included (or incorporated by reference) in the First Midwest Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of First Midwest and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of First Midwest and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of First Midwest and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2017, no independent public accounting firm of First Midwest has resigned (or informed First Midwest that it intends to resign) or been dismissed as independent public accountants of First Midwest as a result of, or in connection with, any disagreements with First Midwest on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Midwest, neither First Midwest nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of First Midwest included in its Annual and Quarterly Reports on Form 10-K and Form 10-Q for the fiscal year and quarter ended December 31, 2020 and March 31, 2021, respectively, (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2020, or in connection with this Agreement and the transactions contemplated hereby.
(c) The records, systems, controls, data and information of First Midwest and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of First Midwest or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest. First Midwest (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to First Midwest, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of First Midwest by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to First Midwest’s outside auditors and the audit committee of First Midwest’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect First Midwest’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of First Midwest, any fraud, whether or not material, that involves management or other employees who have a significant role in First Midwest’s internal controls over financial reporting. To the knowledge of First Midwest, there is no reason to believe that First Midwest’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2019, (i) neither First Midwest nor any of its Subsidiaries, nor, to the knowledge of First Midwest, any director, officer, auditor, accountant or representative of First Midwest or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of First Midwest or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that First Midwest or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing First Midwest or any of its Subsidiaries, whether or not employed by First Midwest or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by First Midwest or any of its officers, directors, employees or agents to the Board of Directors of First Midwest or any committee thereof or, to the knowledge of First Midwest, to any director or officer of First Midwest.
3.7 Broker’s Fees. With the exception of the engagement of J.P. Morgan Securities LLC (“J.P. Morgan”), neither First Midwest nor any First Midwest Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. First Midwest has disclosed to Old National as of the date hereof the aggregate fees provided for in connection with the engagement by First Midwest of J.P. Morgan related to the Merger and the other transactions contemplated hereby.
3.8 Absence of Certain Changes or Events.
(a) Since December 31, 2020, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Midwest.
(b) Except as set forth on Section 3.8(b) of the First Midwest Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2020, First Midwest and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
3.9 Legal Proceedings.
(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on First Midwest, neither First Midwest nor any of its Subsidiaries is a party to any, and there are no pending or, to First Midwest’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against First Midwest or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon First Midwest, any of its Subsidiaries or the assets of First Midwest or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to First Midwest and its Subsidiaries, taken as a whole.
3.10 Taxes and Tax Returns.
(a) Each of First Midwest and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither First Midwest nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of First Midwest and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of First Midwest and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither First Midwest nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of First Midwest and its Subsidiaries for all years to and including 2019 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither First Midwest nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of First Midwest and its Subsidiaries or the assets of First Midwest and its Subsidiaries.

First Midwest has made available to Old National true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither First Midwest nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among First Midwest and its Subsidiaries). Neither First Midwest nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was First Midwest) or (b) has any liability for the Taxes of any person (other than First Midwest or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither First Midwest nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither First Midwest nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has First Midwest been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(b) As used in this Agreement, “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.
(c) As used in this Agreement, “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
3.11 Employees and Employee Benefit Plans.
(a) Section 3.11(a) of the First Midwest Disclosure Schedule lists all material First Midwest Benefit Plans. For purposes of this Agreement, “First Midwest Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, First Midwest or any of its Subsidiaries for the benefit of any current or former employee, officer or director of First Midwest or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.
(b) First Midwest has heretofore made available to Old National true and complete copies of (i) each material First Midwest Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such First Midwest Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter, if any, relating to such First Midwest Benefit Plan, (D) the most recently prepared actuarial report for each First Midwest Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such First Midwest Benefit Plan.
(c) Each First Midwest Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.
(d) Section 3.11(d) of the First Midwest Disclosure Schedule identifies each First Midwest Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “First Midwest Qualified

Plans”). The IRS has issued a favorable determination letter with respect to each First Midwest Qualified Plan and the related trust, and, to the knowledge of First Midwest, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any First Midwest Qualified Plan or the related trust.
(e) With respect to each First Midwest Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such First Midwest Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by First Midwest or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such PBGC Benefit Plan. No Controlled Group Liability has been incurred by First Midwest or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of First Midwest, no condition exists that presents a material risk to First Midwest or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to First Midwest and its Subsidiaries. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.
(f) None of First Midwest, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of First Midwest, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(g) Except as set forth on Section 3.11(g) of the First Midwest Disclosure Schedule, neither First Midwest nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.
(h) All contributions required to be made to any First Midwest Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any First Midwest Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of First Midwest, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to First Midwest and its Subsidiaries.
(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to First Midwest’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the First Midwest Benefit Plans, any fiduciaries thereof with respect to their duties to the First Midwest Benefit Plans or the assets of any of the trusts under any of the First Midwest Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to First Midwest and its Subsidiaries.

(j) Except as set forth on Section 3.11(j) of the First Midwest Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual independent contractor of First Midwest or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of First Midwest or any of its Subsidiaries, (iii) accelerate the timing of or cause First Midwest or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any First Midwest Benefit Plan, or (iv) result in any limitation on the right of First Midwest or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any First Midwest Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by First Midwest or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(k) Neither First Midwest nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).
(l) There are no pending or, to the knowledge of First Midwest, threatened material labor grievances or material unfair labor practice claims or charges against First Midwest or any of its Subsidiaries, or any strikes or other material labor disputes against First Midwest or any of its Subsidiaries. Neither First Midwest nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of First Midwest or any of its Subsidiaries and, to the knowledge of First Midwest, there are no organizing efforts by any union or other group seeking to represent any employees of First Midwest and its Subsidiaries.
(m) First Midwest and its Subsidiaries are in compliance in all material respects with, and since December 31, 2018 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(n) (i) To the knowledge of First Midwest, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2018 against any First Midwest Section 16 Individuals, (ii) since December 31, 2018, neither First Midwest nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any First Midwest Section 16 Individuals, and (iii) there are no proceedings currently pending or, to the knowledge of First Midwest, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any First Midwest Section 16 Individuals.
3.12 Compliance with Applicable Law. First Midwest and each of its Subsidiaries hold, and have at all times since December 31, 2018, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Midwest, and, to the knowledge of First Midwest, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. First Midwest and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to First Midwest or any of its Subsidiaries, including all laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of First Midwest’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on First Midwest, none of First Midwest, or any of its Subsidiaries or, to the knowledge of First Midwest, any director, officer, employee, agent or other person acting on behalf of First Midwest or any of its Subsidiaries has, directly or indirectly, (a) used any funds of First Midwest or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of First Midwest or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of First Midwest or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of First Midwest or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for First Midwest or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for First Midwest or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. First Midwest maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of First Midwest, First Midwest has not experienced any Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on First Midwest. To the knowledge of First Midwest, there are no data security or other technological vulnerabilities with respect to First Midwest’s information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on First Midwest. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Midwest: (i) First Midwest Bank has complied in all material respects with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (ii) First Midwest and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (iii) none of First Midwest, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
3.13 Certain Contracts.
(a) Except as set forth in Section 3.13(a) of the First Midwest Disclosure Schedule or as filed with or incorporated into any First Midwest Report filed prior to the date hereof, as of the date hereof, neither First Midwest nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any First Midwest Benefit Plan): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct on any line of business by First Midwest or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite First Midwest Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Midwest; (v) (A) that relates to the incurrence of indebtedness by First Midwest or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by First Midwest or any of its Subsidiaries of, or any similar commitment by First Midwest or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $15,000,000 or more, or (C) that provides for any material indemnification or similar obligations on the part of First Midwest or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of First Midwest or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $5,000,000 per annum other than any such contracts which are terminable by First Midwest or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by First Midwest or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of First Midwest or any of its Subsidiaries; or (ix) that relates to the acquisition or disposition of any person, business or asset and under which First Midwest or its Subsidiaries have or may have a material obligation or liability. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) (excluding any First Midwest Benefit Plan), whether or not set forth in the First Midwest Disclosure Schedule, is referred to herein as a “First Midwest Contract.” First Midwest has made available to Old National true, correct and complete copies of each First Midwest Contract in effect as of the date hereof.
(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Midwest, (i) each First Midwest Contract is valid and binding on First Midwest or one of its Subsidiaries, as applicable, and in full force and effect, (ii) First Midwest and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each First Midwest Contract, (iii) to the knowledge of First Midwest, each third-party counterparty to each First Midwest Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such First Midwest Contract, (iv) First Midwest does not have knowledge of, and has not received notice of, any violation of any First Midwest Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of First Midwest or any of its Subsidiaries, or to the knowledge of First Midwest, any other party thereto, of or under any such First Midwest Contract and (vi) no third-party counterparty to any First Midwest Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any First Midwest Contract as a result of the Pandemic or the Pandemic Measures.
3.14 Agreements with Regulatory Agencies. Subject to Section 9.14, neither First Midwest nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since

January 1, 2019, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the First Midwest Disclosure Schedule, a “First Midwest Regulatory Agreement”), nor has First Midwest or any of its Subsidiaries been advised in writing since January 1, 2019, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such First Midwest Regulatory Agreement.
3.15 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on First Midwest, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of First Midwest, any of its Subsidiaries or for the account of a customer of First Midwest or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of First Midwest or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) First Midwest and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to First Midwest’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on First Midwest, First Midwest and its Subsidiaries are in compliance, and have complied since January 1, 2019, with each federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of First Midwest, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on First Midwest or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against First Midwest, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Midwest. To the knowledge of First Midwest, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Midwest.
3.17 Investment Securities and Commodities.
(a) Each of First Midwest and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the First Midwest Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of First Midwest or its Subsidiaries. Such securities and commodities are valued on the books of First Midwest in accordance with GAAP in all material respects.
(b) First Midwest and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that First Midwest believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, First Midwest has made available to Old National the material terms of such policies, practices and procedures.
3.18 Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest, (a) First Midwest or a First Midwest Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the First Midwest Reports as being owned by First Midwest or a First Midwest Subsidiary or acquired after the date thereof

(except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “First Midwest Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such First Midwest Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with First Midwest Owned Properties, the “First Midwest Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of First Midwest, the lessor. There are no pending or, to the knowledge of First Midwest, threatened condemnation proceedings against First Midwest Real Property.
3.19 Intellectual Property. First Midwest and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest, (a) (i) to the knowledge of First Midwest, the use of any Intellectual Property by First Midwest and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which First Midwest or any First Midwest Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of First Midwest, no person has asserted in writing to First Midwest that First Midwest or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of First Midwest, infringing on or otherwise violating, any right of First Midwest or any of its Subsidiaries with respect to any Intellectual Property owned by First Midwest or its Subsidiaries, and (c) neither First Midwest nor any First Midwest Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by First Midwest or any First Midwest Subsidiary, and First Midwest and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by First Midwest and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyright registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.
3.20 Related Party Transactions. Except as set forth in Section 3.20 of the First Midwest Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between First Midwest or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of First Midwest or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding First Midwest Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of First Midwest) on the other hand, of the type required to be reported in any First Midwest Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
3.21 State Takeover Laws. The Board of Directors of First Midwest has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Section 203 of the DGCL and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”). In accordance with Section 262 of the DGCL, no appraisal or dissenters’ rights will be available to the holders of First Midwest Common Stock or First Midwest Preferred Stock in connection with the Merger.

3.22 Reorganization. First Midwest has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.23 Opinions. Prior to the execution of this Agreement, the Board of Directors of First Midwest has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of J.P. Morgan to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of First Midwest Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.
3.24 First Midwest Information. The information relating to First Midwest and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to First Midwest and its Subsidiaries that is provided by First Midwest or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Old National or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Old National or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
3.25 Loan Portfolio.
(a) As of the date hereof, except as set forth in Section 3.25(a) of the First Midwest Disclosure Schedule, neither First Midwest nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) with any borrower (each a “Borrower”) in which First Midwest or any Subsidiary of First Midwest is a creditor which as of April 30, 2021, had an outstanding balance plus unfunded commitments, if any (collectively, the “Total Borrower Commitment”), of $10,000,000 or more and under the terms of which the Borrower was, as of April 30, 2021, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.25(a) of the First Midwest Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of First Midwest and its Subsidiaries that, as of April 30, 2021, had an outstanding balance of $10,000,000 or more and were classified by First Midwest as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” or words of similar import, together with the principal amount and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of First Midwest or any of its Subsidiaries that, as of April 30, 2021, is classified as “Other Real Estate Owned” and the book value thereof.
(b) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest, each Loan of First Midwest and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of First Midwest and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest, each outstanding Loan of First Midwest or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of First Midwest and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
3.26 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest, First Midwest and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of First Midwest reasonably has determined to be prudent and consistent with industry practice, and First Midwest and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of First Midwest and its Subsidiaries, First Midwest or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
3.27 Information Security. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest, to the knowledge of First Midwest, since January 1, 2019, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of First Midwest and its Subsidiaries.
3.28 Subordinated Indebtedness. First Midwest has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 6.18 of the First Midwest Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.
3.29 Investment Advisor Subsidiary.
(a) First Midwest has certain Subsidiaries that provide investment management, investment advisory or sub-advisory services (including management and advice provided to separate accounts and participation in wrap fee programs and are required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”)) (each such Subsidiary, a “First Midwest Advisory Entity”). Each First Midwest Advisory Entity is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2018 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except in each case as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest.
(b) The accounts of each advisory client of First Midwest or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable First Midwest Advisory Entity in compliance with the applicable requirements of ERISA, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest.
(c) None of the First Midwest Advisory Entities nor any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF OLD NATIONAL
Except (a) as disclosed in the disclosure schedule delivered by Old National to First Midwest concurrently herewith (the “Old National Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Old National Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Old National that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Old National Reports filed by Old National after January 1, 2020 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Old National hereby represents and warrants to First Midwest as follows:
4.1 Corporate Organization.
(a) Old National is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana and is a bank holding company duly registered under the BHC Act. Old National has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Old National is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Old National. True and complete copies of the Old National Articles and Old National Bylaws, as in effect as of the date of this Agreement, have previously been made available by Old National to First Midwest.
(b) Each Subsidiary of Old National (a “Old National Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Old National, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Old National to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Old National that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Old National Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Old National as of the date hereof.
4.2 Capitalization.
(a) As of the date of this Agreement, the authorized capital stock of Old National consists of 300,000,000 shares of Old National Common Stock and 2,000,000 shares of preferred stock, no par value (the “Old National Preferred Stock”). As of May 27, 2021, there are (i) 165,732,716 shares of Old National Common Stock outstanding, including 537,177 shares of Old National Common Stock granted in respect of outstanding awards of restricted Old National Common Stock under the Old National Stock Plan (an “Old National Restricted Stock Award”), (ii) no shares of Old National Common Stock held in treasury, (iii) no shares of Old National Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Old National Common Stock granted under the Old National Stock Plan and granted under plans acquired through previous acquisitions (“Old National Stock Options”), (iv) 28,035 shares of Old National Common Stock reserved for issuance upon the exercise of outstanding stock appreciation rights under the Old National Stock Plan and granted under plans acquired through previous acquisitions (“Old National SARs”), (v) 865,579 shares of Old National Common Stock reserved for issuance upon the settlement of outstanding restricted stock unit awards and accumulated dividend equivalents relating thereto upon the attainment of certain performance metrics (“Old National Restricted Stock Unit Award” and, together with the Old National Restricted Stock Award, the Old National Stock Options and the Old National SARs, the “Old National Equity Awards”), (vi) 2,403,343 shares of Old National Common Stock reserved for issuance pursuant to future grants under the Old National Stock Plan, (vii) 3,304,547.01 shares of Old National Common Stock reserved for issuance pursuant to future grants under the Old National Stock Purchase and Dividend Reinvestment Plan (the “Old National DRIP”), (viii) 165,247.615 shares of Old National Common Stock reserved for issuance pursuant to future grants under the Old National Employee Stock Purchase Plan (the “Old National ESPP”) and (ix) zero shares Old National Preferred Stock outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since May 27, 2021 resulting from the exercise, vesting or settlement of any Old National Equity Awards described in the immediately preceding sentence or shares issued in respect of the Old National DRIP or Old National ESPP, there are no other shares of capital stock or other equity or voting securities of Old National issued, reserved for issuance or outstanding. As used herein, the “Old National Stock Plan” means the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (Amended and Restated as of May 10, 2012, and further Amended and Restated as of April 27, 2017, and further amended April 29, 2021). All of the issued and outstanding shares of Old National Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Old National may vote. Except as set forth on Section 4.2(a) of the Old National Disclosure Schedule, no trust preferred or subordinated debt securities of Old National are issued or outstanding. Other than Old National Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a) and shares issuable in respect of the Old National DRIP and the Old National ESPP, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Old National, or contracts, commitments, understandings or arrangements by which Old National may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Old National, or that otherwise obligate Old National to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Old National is a party or is bound with respect to the voting or transfer of Old National Common Stock or other equity interests of Old National.
(b) Old National owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Old National Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Old National Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
4.3 Authority; No Violation.
(a) Old National has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger, the Bank Merger and the Old National Articles Amendment) have been duly and validly approved by the Board of Directors of Old National. The Board of Directors of Old National has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Old National and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Old National’s shareholders for adoption at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for (i) the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Old National Common Stock entitled to vote on this Agreement (the “Requisite Old National Vote”), (ii) the adoption, approval and filing of an Articles of Designation with respect to the New Old National Preferred Stock with the Indiana Secretary, (iii) the adoption and approval of the Bank Merger Agreement by the Board of

Directors of Old National Bank and Old National as Old National Bank’s sole stockholder and (iv) the adoption of resolutions to give effect to the provisions of Section 6.12 in connection with the Closing, no other corporate proceedings on the part of Old National are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Old National and (assuming due authorization, execution and delivery by First Midwest) constitutes a valid and binding obligation of Old National, enforceable against Old National in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Old National Common Stock and New Old National Preferred Stock to be issued in the Merger have been validly authorized, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Old National will have any preemptive right or similar rights in respect thereof.
(b) Neither the execution and delivery of this Agreement by Old National, nor the consummation by Old National of the transactions contemplated hereby, including the Bank Merger, nor compliance by Old National with any of the terms or provisions hereof, will (i) violate any provision of the Old National Articles or the Old National Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Old National, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Old National or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Old National or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Old National.
4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board, the OCC and the IDFPR, in connection with the Bank Merger, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking or insurance authorities listed on Section 3.4 of the First Midwest Disclosure Schedule or Section 4.4 of the Old National Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (f) the filing of the Certificates of Merger and the Articles of Designations for the New Old National Preferred Stock with the Indiana Secretary pursuant to the IBCL, and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Old National Common Stock and New Old National Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and the approval of the listing of such Old National Common Stock and New Old National Preferred Stock (or depositary shares in respect thereof) on NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Old National of this Agreement or (ii) the consummation by Old National of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Old National is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.
4.5 Reports.
(a) Old National and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2019 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable)

pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Old National. Subject to Section 9.14, except as set forth on Section 4.5(a) of the Old National Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Old National and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Old National, investigation into the business or operations of Old National or any of its Subsidiaries since January 1, 2019, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Old National or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Old National or any of its Subsidiaries since January 1, 2019; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Old National.
(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by Old National to the SEC since December 31, 2018 pursuant to the Securities Act or the Exchange Act (the “Old National Reports”) is publicly available. No such Old National Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Old National Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Old National has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Old National Reports.
4.6 Financial Statements.
(a) The financial statements of Old National and its Subsidiaries included (or incorporated by reference) in the Old National Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Old National and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Old National and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Old National and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2017, no independent public accounting firm of Old National has resigned (or informed Old National that it intends to resign) or been dismissed as independent public accountants of Old National as a result of, or in connection with, any disagreements with Old National on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Old National, neither Old National nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Old National included in its Annual and Quarterly Reports on Form 10-K and Form 10-Q for the fiscal year and quarter ended December 31, 2020 and March 31, 2021, respectively, (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2020, or in connection with this Agreement and the transactions contemplated hereby.
(c) The records, systems, controls, data and information of Old National and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Old National or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National. Old National (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Old National, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Old National by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Old National’s outside auditors and the audit committee of Old National’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect Old National’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of Old National, any fraud, whether or not material, that involves management or other employees who have a significant role in Old National’s internal controls over financial reporting. To the knowledge of Old National, there is no reason to believe that Old National’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2019, (i) neither Old National nor any of its Subsidiaries, nor, to the knowledge of Old National, any director, officer, auditor, accountant or representative of Old National or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Old National or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Old National or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Old National or any of its Subsidiaries, whether or not employed by Old National or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Old National or any of its officers, directors, employees or agents to the Board of Directors of Old National or any committee thereof or, to the knowledge of Old National, to any director or officer of Old National.
4.7 Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc., a Stifel Company (“KBW”), neither Old National nor any Old National Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Old National has disclosed to First Midwest as of the date hereof the aggregate fees provided for in connection with the engagement by Old National of KBW related to the Merger and the other transactions contemplated hereby.
4.8 Absence of Certain Changes or Events.
(a) Since December 31, 2020, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Old National.
(b) Except as set forth on Section 4.8(b) of the Old National Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2020, Old National and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.
(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Old National, neither Old National nor any of its Subsidiaries is a party to any, and there are no pending or, to Old National’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Old National or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Old National, any of its Subsidiaries or the assets of Old National or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to Old National and its Subsidiaries, taken as a whole.
4.10 Taxes and Tax Returns. Each of Old National and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Old National nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Old National and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Old National and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither Old National nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Old National and its Subsidiaries for all years to and including 2019 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Old National nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Old National and its Subsidiaries or the assets of Old National and its Subsidiaries. Old National has made available to First Midwest true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Old National nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Old National and its Subsidiaries). Neither Old National nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Old National) or (b) has any liability for the Taxes of any person (other than Old National or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Old National nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Old National nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has Old National been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
4.11 Employees and Employee Benefit Plans.
(a) Section 4.11(a) of the Old National Disclosure Schedule lists all material Old National Benefit Plans. For purposes of this Agreement, “Old National Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, Old National or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Old National or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

(b) Old National has heretofore made available to First Midwest true and complete copies of (i) each material Old National Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Old National Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter, if any, relating to such Old National Benefit Plan, (D) the most recently prepared actuarial report for each Old National Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such Old National Benefit Plan.
(c) Each Old National Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.
(d) Section 4.11(d) of the Old National Disclosure Schedule identifies each Old National Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Old National Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Old National Qualified Plan and the related trust, and, to the knowledge of Old National, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Old National Qualified Plan or the related trust.
(e) With respect to each Old National Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such Old National Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the PBGC have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Old National or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such Old National Benefit Plan. No Controlled Group Liability has been incurred by Old National or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of Old National, no condition exists that presents a material risk to Old National or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Old National and its Subsidiaries.
(f) None of Old National, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and none of Old National, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full.
(g) Neither Old National nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.
(h) All contributions required to be made to any Old National Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Old National Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Old National, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Old National and its Subsidiaries.
(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Old National’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Old

National Benefit Plans, any fiduciaries thereof with respect to their duties to the Old National Benefit Plans or the assets of any of the trusts under any of the Old National Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Old National and its Subsidiaries.
(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual independent contractor of Old National or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of Old National or any of its Subsidiaries, (iii) accelerate the timing of or cause Old National or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Old National Benefit Plan, or (iv) result in any limitation on the right of Old National or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Old National Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Old National or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(k) Neither Old National nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).
(l) There are no pending or, to the knowledge of Old National, threatened material labor grievances or material unfair labor practice claims or charges against Old National or any of its Subsidiaries, or any strikes or other material labor disputes against Old National or any of its Subsidiaries. Neither Old National nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Old National or any of its Subsidiaries and, to the knowledge of Old National, there are no organizing efforts by any union or other group seeking to represent any employees of Old National and its Subsidiaries.
(m) Old National and its Subsidiaries are in compliance in all material respects with, and since December 31, 2018 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(n) (i) To the knowledge of Old National, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2018 against any officer or director of Old National subject to the reporting requirements of Section 16(a) of the Exchange Act (“Old National Section 16 Individuals”), (ii) since December 31, 2018, neither Old National nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any Old National Section 16 Individuals, and (iii) there are no proceedings currently pending or, to the knowledge of Old National, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any Old National Section 16 Individuals.
4.12 Compliance with Applicable Law. Old National and each of its Subsidiaries hold, and have at all times since December 31, 2018, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Old National, and, to the knowledge of Old

National, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Old National and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Old National or any of its Subsidiaries, including all laws relating to Personal Data, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of Old National’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Old National, none of Old National, or any of its Subsidiaries, or, to the knowledge of Old National, any director, officer, employee, agent or other person acting on behalf of Old National or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Old National or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Old National or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Old National or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Old National or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Old National or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Old National or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Old National maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of Old National, Old National has not experienced any Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Old National. To the knowledge of Old National, there are no data security or other technological vulnerabilities with respect to Old National information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Old National. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Old National: (i) Old National Bank has complied in all material respects with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (ii) Old National and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (iii) none of Old National, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
4.13 Certain Contracts.
(a) Except as set forth in Section 4.13(a) of the Old National Disclosure Schedule or as filed with or incorporated into any Old National Report filed prior to the date hereof, as of the date hereof, neither Old National nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral but excluding any Old National Benefit Plan): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct on any line of business by Old National or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Old National Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Old National; (v) (A) that relates to the incurrence of indebtedness by Old National or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by Old National or any of its Subsidiaries of, or any similar commitment by Old National or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $15,000,000 or more, or (C) that provides for any material indemnification or similar obligations on the part of Old National or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Old National or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $5,000,000 per annum other than any such contracts which are terminable by Old National or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by Old National or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of Old National or any of its Subsidiaries; or (ix) that relates to the acquisition or disposition of any person, business or asset and under which Old National or its Subsidiaries have or may have a material obligation or liability. Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a) (excluding any Old National Benefit Plan), whether or not set forth in the Old National Disclosure Schedule, is referred to herein as a “Old National Contract”. Old National has made available to First Midwest true, correct and complete copies of each Old National Contract in effect as of the date hereof.
(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Old National, (i) each Old National Contract is valid and binding on Old National or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Old National and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each Old National Contract, (iii) to the knowledge of Old National, each third-party counterparty to each Old National Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such Old National Contract, (iv) Old National does not have knowledge of, and has not received notice of, any violation of any Old National Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Old National or any of its Subsidiaries, or to the knowledge of Old National, any other party thereto, of or under any such Old National Contract and (vi) no third-party counterparty to any Old National Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Old National Contract as a result of the Pandemic or the Pandemic Measures.
4.14 Agreements with Regulatory Agencies. Subject to Section 9.14, neither Old National nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since January 1, 2019, has adopted any policies, procedures or board resolutions at the request or suggestion of, any

Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Old National Disclosure Schedule, a “Old National Regulatory Agreement”), nor has Old National or any of its Subsidiaries been advised in writing since January 1, 2019, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Old National Regulatory Agreement.
4.15 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Old National, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Old National, any of its Subsidiaries or for the account of a customer of Old National or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Old National or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) Old National and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Old National’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
4.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Old National, Old National and its Subsidiaries are in compliance, and have complied since January 1, 2019, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of Old National any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Old National or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Old National, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Old National. To the knowledge of Old National, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Old National.
4.17 Investment Securities and Commodities.
(a) Each of Old National and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Old National Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Old National or its Subsidiaries. Such securities and commodities are valued on the books of Old National in accordance with GAAP in all material respects.
(b) Old National and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Old National believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Old National has made available to First Midwest the material terms of such policies, practices and procedures.
4.18 Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National, (a) Old National or a Old National Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Old National Reports as being owned by Old National or a Old National Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Old National Owned Properties”), free and clear of all Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Old National Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with Old National Owned Properties, the “Old National Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Old National, the lessor. There are no pending or, to the knowledge of Old National, threatened condemnation proceedings against Old National Real Property.
4.19 Intellectual Property. Old National and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National, (a) (i) to the knowledge of Old National, the use of any Intellectual Property by Old National and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Old National or any Old National Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of Old National, no person has asserted in writing to Old National that Old National or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Old National, infringing on or otherwise violating, any right of Old National or any of its Subsidiaries with respect to any Intellectual Property owned by Old National or its Subsidiaries, and (c) neither Old National nor any Old National Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Old National or any Old National Subsidiary, and Old National and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Old National and its Subsidiaries.
4.20 Related Party Transactions. Except as set forth in Section 4.20 of the Old National Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Old National or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Old National or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Old National Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Old National) on the other hand, of the type required to be reported in any Old National Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
4.21 State Takeover Laws. The Board of Directors of Old National has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes.
4.22 Reorganization. Old National has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.23 Opinions. Prior to the execution of this Agreement, the Board of Directors of Old National has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of KBW to the effect that as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to Old National. Such opinion has not been amended or rescinded as of the date of this Agreement.
4.24 Old National Information. The information relating to Old National and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Old National and its Subsidiaries that is provided by Old National or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to First Midwest or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to First Midwest or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.25 Loan Portfolio.
(a) As of the date hereof, except as set forth in Section 4.25(a) of the Old National Disclosure Schedule, neither Old National nor any of its Subsidiaries is a party to any Loan with a Borrower in which Old National or any Subsidiary of Old National is a creditor which as of April 30, 2021, had Total Borrower Commitment of $10,000,000 or more and under the terms of which the Borrower was, as of April 30, 2021, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 4.25(a) of the Old National Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Old National and its Subsidiaries that, as of April 30, 2021, had an outstanding balance of $10,000,000 or more and were classified by Old National as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” or words of similar import, together with the principal amount and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Old National or any of its Subsidiaries that, as of April 30, 2021, is classified as “Other Real Estate Owned” and the book value thereof.
(b) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National, each Loan of Old National and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Old National and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National, each outstanding Loan of Old National or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Old National and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
4.26 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National, Old National and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Old National reasonably has determined to be prudent and consistent with industry practice, and Old National and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Old National and its Subsidiaries, Old National or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
4.27 Information Security. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National, to the knowledge of Old National, since January 1, 2019, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Old National and its Subsidiaries.
ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the First Midwest Disclosure Schedule or the Old National Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of First Midwest and Old National shall, and shall cause its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either First Midwest or Old National to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Notwithstanding anything to the contrary set forth in Section 5.1 or Section 5.2 (other than Sections 5.2(b) and 5.2(f), to which this sentence shall not apply), a party and its Subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take or not take in response to the Pandemic or the Pandemic Measures; provided, that such party shall provide prior notice to and consult in good faith with the other party to the extent such actions would otherwise require consent of the other party under this Section 5.1 or Section 5.2.
5.2 Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the First Midwest Disclosure Schedule or the Old National Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including the Pandemic Measures), neither First Midwest nor Old National shall, and neither First Midwest nor Old National shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):
(a) other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of First Midwest or any of its wholly-owned Subsidiaries to First Midwest or any of its wholly-owned Subsidiaries, on the one hand, or of Old National or any of its wholly-owned Subsidiaries to Old National or any of its wholly-owned Subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
(b)
(i) adjust, split, combine or reclassify any capital stock;
(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) regular quarterly cash dividends by First Midwest at a rate not in excess of $0.14 per share of First Midwest Common Stock, (B) regular quarterly cash dividends by Old National at a rate not in excess of $0.14 per share of Old National Common Stock, (C) dividends paid by any of the Subsidiaries of each of First Midwest and Old National to First Midwest or Old National or any of their wholly-owned Subsidiaries, respectively, (D) in the case of First Midwest, dividends provided for and paid on shares of First Midwest Series A Preferred Stock and First Midwest Series C Preferred Stock in accordance with the terms of such First Midwest Series A Preferred Stock and First Midwest Series C Preferred Stock, respectively, (E) regular distributions on outstanding trust preferred securities in accordance with their terms or (F) the acceptance of shares of First Midwest Common Stock or Old National Common Stock, as the case may be, as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of First Midwest or Old National or any of their respective Subsidiaries; or
(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of First Midwest or Old National or their respective Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of First Midwest or Old National or their respective Subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;
(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;
(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly-owned Subsidiary of First Midwest or Old National, as applicable;
(e) in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any First Midwest Contract or Old National Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to First Midwest or Old National, or enter into any contract that would constitute a First Midwest Contract or Old National Contract, if it were in effect on the date of this Agreement;
(f) except as required under applicable law, the terms of any First Midwest Benefit Plan or Old National Benefit Plan existing as of the date hereof or Section 6.6 of this Agreement, as applicable, (i) enter into, establish, adopt, amend or terminate any First Midwest Benefit Plan or Old National Benefit Plan, or any arrangement that would be a First Midwest Benefit Plan or an Old National Benefit Plan if in effect on the date hereof, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such First Midwest Benefit Plan or Old National Benefit Plan, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases for current employees with an annual base salary below $300,000 in connection with a promotion (permitted hereunder) or change in responsibilities, in each case, in the ordinary course of business consistent with past practice and to a level consistent with similarly situated peer employees, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement; provided, however, that the parties may enter into offer letters with new commercial banking hires in the ordinary course of business consistent with past practice that do not provide for enhanced or change in control severance, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any First Midwest Benefit Plan or Old National Benefit Plan, as the case may be, (vi) terminate the employment or services of any employee with an annual base salary equal to or in excess of $300,000, other than for cause, or (vii) hire or promote any employee with an annual base salary equal to or in excess of $300,000 (other than as a replacement hire or promotion on substantially similar terms of employment as the departed employee), or significantly change the responsibilities assigned to any such employee;
(g) settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount and for consideration not in excess of $500,000 individually or $1,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(i) amend its articles of incorporation or certificate of incorporation, its bylaws or comparable governing documents of its Significant Subsidiaries;
(j) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(k) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
(l) enter into any new line of business or, other than in the ordinary course of business (which may include partnering with third parties in origination, flow, servicing and other capacities) consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;
(m) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;
(n) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or
(o) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.
ARTICLE VI

ADDITIONAL AGREEMENTS
6.1 Regulatory Matters.
(a) Promptly after the date of this Agreement, First Midwest and Old National shall prepare and file with the SEC the Joint Proxy Statement and Old National shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. The parties shall use reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement. The S-4 shall also, to the extent required under the Securities Act and the regulations promulgated thereunder, register the shares of New Old National Preferred Stock (or depositary shares in lieu thereof) that will be issued in the transaction. Each of Old National and First Midwest shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and Old National and First Midwest shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders and stockholders, as applicable. Old National shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and First Midwest shall furnish all information concerning First Midwest and the holders of First Midwest Common Stock and First Midwest Preferred Stock as may be reasonably requested in connection with any such action.
(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Old National and First Midwest shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to First Midwest or Old National, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law. As used in this Agreement, “Requisite Regulatory Approvals” means all regulatory authorizations, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (x) from the Federal Reserve Board and the OCC and (y) set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.
(c) Each party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Old National or First Midwest or any of their respective Subsidiaries, and neither Old National nor First Midwest nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or Regulatory Agencies that would reasonably be expected to have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger (a “Materially Burdensome Regulatory Condition”).
(d) To the extent permitted by applicable law, Old National and First Midwest shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Old National, First Midwest or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.
(e) To the extent permitted by applicable law, Old National and First Midwest shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.
6.2 Access to Information; Confidentiality.
(a) Upon reasonable notice and subject to applicable laws (including the Pandemic Measures), each of Old National and First Midwest, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Old National and First Midwest shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that Old National or First Midwest, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Notwithstanding the foregoing, neither Old National nor First Midwest nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Old National’s or First Midwest’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b) Each of Old National and First Midwest shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Mutual Confidentiality and Non-Disclosure Agreement, dated as of March 15, 2021 between Old National and First Midwest (the “Confidentiality Agreement”).
(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
6.3 Shareholders’ Approval and Stockholder Approval.
(a) Each of First Midwest and Old National shall call, give notice of, convene and hold a meeting of its stockholders and shareholders, respectively, (the “First Midwest Meeting” and the “Old National Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) in the case of First Midwest, the Requisite First Midwest Vote and, in the case of Old National, the Requisite Old National Vote, respectively, required in connection with this Agreement and the Merger and also, in the case of Old National, the required shareholder vote to approve the Old National Articles Amendment (the “Old National Articles Amendment Vote”) and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders or shareholders, as applicable, in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of First Midwest and Old National shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party.
(b) Subject to Section 6.3(c), each of Old National and First Midwest and their respective Boards of Directors shall use its reasonable best efforts to obtain from the shareholders and stockholders of Old National and First Midwest, as applicable, the Requisite Old National Vote, the Old National Articles Amendment Vote and the Requisite First Midwest Vote, as applicable, including by communicating to the respective shareholders of Old National and stockholders of First Midwest its recommendation (and including such recommendation in the Joint Proxy Statement) that the shareholders of Old National and stockholders of First Midwest, respectively, adopt this Agreement (the “Old National Board Recommendation” and the “First Midwest Board Recommendation,” respectively) and that the shareholders of Old National approve the Old National Articles Amendment. Each of Old National and First Midwest and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Old National Board Recommendation, in the case of Old National, or the First Midwest Board Recommendation, in the case of First Midwest, (ii) fail to make the Old National Board Recommendation, in the case of Old National, or the First Midwest Board Recommendation, in the case of First Midwest, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition

Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Old National Board Recommendation, in the case of Old National, or the First Midwest Board Recommendation, in the case of First Midwest, in each case within ten (10) business days (or such fewer number of days as remains prior to the Old National Meeting or the First Midwest Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).
(c) Subject to Section 8.1 and Section 8.2, if the Board of Directors of Old National or First Midwest, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Old National Board Recommendation or the First Midwest Board Recommendation, as applicable, such Board of Directors may, in the case of Old National, prior to the receipt of the Requisite Old National Vote, and in the case of First Midwest, prior to the receipt of the Requisite First Midwest Vote, submit this Agreement to its stockholders or shareholders, respectively, without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its stockholders or shareholders, as applicable, in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Old National Board Recommendation or First Midwest Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(c) and will require a new notice period as referred to in this Section 6.3(c).
(d) Old National or First Midwest shall adjourn or postpone the Old National Meeting or the First Midwest Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Old National Common Stock or First Midwest Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Old National or First Midwest, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Old National Vote or the Requisite First Midwest Vote, and subject to the terms and conditions of this Agreement, Old National or First Midwest, as applicable, shall continue to use reasonable best efforts to solicit proxies from its shareholders or stockholders, as applicable, in order to obtain the Requisite Old National Vote or the Requisite First Midwest Vote, respectively. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, (x) the Old National Meeting shall be convened and this Agreement shall be submitted to the shareholders of Old National at the Old National Meeting and (y) the First Midwest Meeting shall be convened and this Agreement shall be submitted to the stockholders of First Midwest at the First Midwest Meeting, and nothing contained herein shall be deemed to relieve either Old National or First Midwest of such obligation.
6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Old National and First Midwest shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Old National or First Midwest or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.
6.5 Stock Exchange Listing. Old National shall cause the shares of Old National Common Stock and New Old National Preferred Stock (or depositary shares in respect thereof) to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.
6.6 Employee Matters.
(a) Old National, as the Surviving Corporation, shall provide the employees of First Midwest and its Subsidiaries as of the Effective Time (the “Continuing Employees”), during the period commencing at the Effective Time and ending on the later of the first anniversary of the Effective Time or December 31, 2022 (the “Continuation Period”), for so long as they are employed following the Effective Time, with the following: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such Continuing Employee immediately prior to the Effective Time; (ii) target incentive opportunities (both cash and equity) that are no less favorable than those provided by First Midwest and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time; (iii) all employee statutory entitlements; and (iv) all employee benefits (other than severance which will be provided as set forth in the last sentence of this Section 6.6(a)) and other compensation that are substantially comparable in the aggregate to those provided to similarly situated employees of Old National and its Subsidiaries; provided, that, with respect to clause (iv), (x) if the Effective Time occurs prior to December 31, 2021, the Surviving Corporation shall continue the health and welfare benefit plans of First Midwest, and the Continuing Employees may continue to participate in such plans, through December 31, 2021, and (y) until such time as Old National fully integrates the Continuing Employees into its plans, participation in the First Midwest Benefit Plans (other than severance) shall be deemed to satisfy the foregoing standards, it being understood that the Continuing Employees may commence participating in the plans of Old National and its Subsidiaries on different dates following the Effective Time with respect to different plans. During the Continuation Period, each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances shall be provided severance benefits as set forth in Section 6.6(a) of the First Midwest Disclosure Schedule.
(b) With respect to any employee benefit plans of Old National or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Old National, as the Surviving Corporation, and its Subsidiaries shall (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous First Midwest Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a First Midwest Benefit Plan that provides health care benefits, to the same extent that such credit was given under the analogous First Midwest Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans, (iii) recognize all service of such employees with First Midwest and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous First Midwest Benefit Plan prior to the Effective Time and (iv) honor any accrued paid time off, vacation or other approved leave; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
(c) If requested by Old National in writing at least fifteen (15) business days prior to the Effective Time, First Midwest shall cause any 401(k) plan sponsored or maintained by First Midwest and its Subsidiaries, including, without limitation, the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (each, a “First Midwest 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. If Old National requests that any First Midwest 401(k) Plan be terminated, (i) First Midwest shall provide Old National with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Old National) not later than two (2) business days immediately preceding the Effective Time, and (ii) the Continuing Employees of First Midwest shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Old National or one of its Subsidiaries (an “Old National 401(k) Plan”). Old National and First Midwest shall take any and all actions as may be required, including amendments to any First Midwest 401(k) Plan and/or Old National 401(k) Plan, to permit the Continuing Employees of First Midwest who are then actively employed to make rollover contributions to the Old National 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof.
(d) Old National, as the Surviving Corporation, shall assume and honor all First Midwest Benefit Plans in accordance with their terms. First Midwest agrees that the transactions contemplated by this Agreement shall constitute a “change in control”, “change of control” or other similar concept under any First Midwest Benefit Plan, and prior to the Effective Time, the First Midwest Board of Directors or First Midwest Compensation Committee shall be empowered to take such action as necessary to declare such status under such First Midwest Benefit Plans.
(e) Reserved.
(f) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of First Midwest, Old National or any of their respective Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, First Midwest, Old National or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, First Midwest, Old National or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee (including any Continuing Employee), officer, director or consultant of the Surviving Corporation, First Midwest, Old National or any of their respective Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any First Midwest Benefit Plan, Old National Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular First Midwest Benefit Plan, Old National Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, without limitation, any current or former employee, officer, director or consultant of First Midwest, Old National or any of their respective Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.7 Indemnification; Directors’ and Officers’ Insurance.
(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of this Agreement by First Midwest pursuant to the First Midwest Certificate, First Midwest Bylaws, the governing or organizational documents of any Subsidiary of First Midwest, any indemnification agreements in existence as of the date hereof that have been disclosed to Old National or the DGCL, each present and former director, officer or employee of First Midwest and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “First Midwest Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, liabilities and other amounts incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of First Midwest or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, the First Midwest Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such First Midwest Indemnified Party is not entitled to indemnification.
(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by First

Midwest (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of First Midwest or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time; provided, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by First Midwest for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, First Midwest, in consultation with, but only upon the consent of Old National, may (and at the request of Old National, First Midwest shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under First Midwest’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.
(c) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each First Midwest Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.
6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Old National, on the one hand, and a Subsidiary of First Midwest, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Old National.
6.9 Advice of Changes. Old National and First Midwest shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
6.10 Dividends. After the date of this Agreement, each of Old National and First Midwest shall coordinate with the other the declaration of any dividends in respect of Old National Common Stock and First Midwest Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of First Midwest Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of First Midwest Common Stock and any shares of Old National Common Stock any such holder receives in exchange therefor in the Merger. In furtherance of the foregoing, (a) starting with the fourth quarter of 2021, the Board of Directors of Old National shall cause its regular quarterly dividend record dates and payment dates for Old National Common Stock to be delayed so as to be similar to the regular quarterly dividend record dates and payments dates for First Midwest Common Stock and (b) the Board of Directors of First Midwest shall continue to pay dividends on the First Midwest Common Stock on substantially the same record and payment date schedules as have been utilized in the past.

6.11 Stockholder Litigation. Each party shall give the other party prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such litigation. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. No party shall agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its affiliates.
6.12 Corporate Governance
(a) Prior to the Effective Time, the Board of Directors of Old National shall take all actions necessary to adopt the Old National Bylaw Amendment and to effect the requirements referenced therein that are to be effected as of the Effective Time. Effective as of the Effective Time, in accordance with the Old National Bylaw Amendment, the number of directors that will comprise the full Board of Directors of the Surviving Corporation shall be sixteen (16). Of the members of the initial Board of Directors of the Surviving Corporation as of the Effective Time, eight (8) shall be members of the Board of Directors of First Midwest as of immediately prior to the Effective Time, designated by First Midwest, which shall include Michael L. Scudder, and eight (8) shall be members of the Board of Directors of Old National as of immediately prior to the Effective Time, designated by Old National, which shall include James C. Ryan III.
(b) Effective as of the Effective Time, (i) Michael L. Scudder shall serve as the Executive Chairman of the Board of Directors of the Surviving Corporation for a term of two (2) years and thereafter shall serve as a consultant for a term of one (1) year, (ii) James C. Ryan III shall serve as the Chief Executive Officer and as a member of the Board of Directors of the Surviving Corporation and shall serve as the Chief Executive Officer and as Chairman of the Board of Directors of the Surviving Bank, (iii) Mark G. Sander shall serve as the President and Chief Operating Officer of the Surviving Corporation and Surviving Bank and as a member of the Board of Directors of the Surviving Bank, (iv) James A. Sandgren shall serve as the Chief Executive Officer, Commercial Banking of the Surviving Corporation and Surviving Bank and as a member of the Board of Directors of the Surviving Bank and (v) Rebecca S. Skillman (or another independent member of the Board of Directors of Old National, designated by Old National) shall, for a term of two (2) years, serve as the Lead Independent Director of the Board of Directors of the Surviving Corporation. Upon the expiration of Michael L. Scudder’s term as the Executive Chairman of the Board of Directors of the Surviving Corporation or upon his earlier death, resignation or removal, James C. Ryan III shall become Chairman of the Board of Directors of the Surviving Corporation.
(c) Effective as of the Effective Time, (i) the headquarters and main office of the Surviving Corporation and the Surviving Bank will be located in Evansville, Indiana and (ii) the name of the Surviving Corporation will be “Old National Bancorp” and the name of the Surviving Bank will be “Old National Bank”.
(d) The bylaws of Old National Bank in effect as the effective time of the Bank Merger will be consistent in all respects with the foregoing provisions of this Section 6.12.
6.13 Acquisition Proposals.
(a) Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13) in connection with or relating to any Acquisition Proposal.

Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite First Midwest Vote, in the case of First Midwest, or the Requisite Old National Vote, in the case of Old National, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the other party with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” means, with respect to Old National or First Midwest, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its Subsidiaries or 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party.
(b) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.
6.14 Public Announcements. First Midwest and Old National agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (b) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.14.
6.15 Change of Method. First Midwest and Old National shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of First Midwest and Old National (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (a) alter or change the Exchange Ratio or the number of shares of Old National Common Stock received by holders of First Midwest Common Stock in exchange for each share of First Midwest Common Stock, (b) adversely affect the Tax treatment of holders of First Midwest Common Stock or Old National Common Stock pursuant to this Agreement, (c) adversely affect the Tax treatment of First Midwest or Old National pursuant to this Agreement or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.
6.16 Restructuring Efforts. If either First Midwest or Old National shall have failed to obtain the Requisite First Midwest Vote or the Requisite Old National Vote at the duly convened First Midwest Meeting or Old National Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement, including by merging First Midwest into a newly created wholly owned subsidiary of Old National, (it being understood that neither party shall have any obligation to alter or change any material terms, including the Exchange Ratio or the amount or kind of the consideration to be issued to holders of the capital stock of First Midwest as provided for in this Agreement, in a manner adverse to such party or its stockholders) and/or resubmit this Agreement and/or the transactions contemplated hereby (or as restructured pursuant to this Section 6.16) to its stockholders for adoption or approval.
6.17 Takeover Statutes. None of First Midwest, Old National or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
6.18 Treatment of First Midwest Debt. Upon the Effective Time (or at the effective time of the Bank Merger for any debt of First Midwest Bank), Old National, or Old National Bank, as applicable, shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by First Midwest or First Midwest Bank, as applicable, under the definitive documents governing the indebtedness and other instruments related thereto set forth on Section 6.18 of the First Midwest Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby. In connection therewith, (i) Old National shall, and shall cause Old National Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (ii) First Midwest shall, and shall cause First Midwest Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents and provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time, or the effective time of the Bank Merger, as applicable.
6.19 Exemption from Liability under Section 16(b). Old National and First Midwest agree that, in order to most effectively compensate and retain First Midwest Section 16 Individuals, both prior to and after the Effective Time, it is desirable that First Midwest Section 16 Individuals not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of First Midwest Common Stock, First Midwest Preferred Stock and First Midwest Equity Awards into Old National Common Stock, New Old National Preferred Stock or Old National Equity Awards, as applicable, in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.19. First Midwest shall deliver to Old National in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of First Midwest subject to the reporting requirements of Section 16(a) of the Exchange Act (the “First Midwest Section 16 Individuals”), and the Board of Directors of Old National and of First Midwest, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of First Midwest) any dispositions of First Midwest Common Stock, First Midwest Preferred Stock or First Midwest Equity Awards by the First Midwest Section 16 Individuals, and (in the case of Old National) any acquisitions of Old National Common Stock, New Old National Preferred Stock, or Old National Equity Awards by any First Midwest Section 16 Individuals who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
ARTICLE VII

CONDITIONS PRECEDENT
7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a) Stockholder Approvals. (i) This Agreement shall have been adopted and approved by the shareholders of Old National by the Requisite Old National Vote and (ii) this Agreement shall have been adopted by the stockholders of First Midwest by the Requisite First Midwest Vote.
(b) NASDAQ Listing. The shares of Old National Common Stock and New Old National Preferred Stock (or depositary shares in respect thereof) that shall be issuable pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.
(c) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.
(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.
7.2 Conditions to Obligations of Old National. The obligation of Old National to effect the Merger is also subject to the satisfaction or waiver by Old National at or prior to the Effective Time of the following conditions:
(a) Representations and Warranties. The representations and warranties of First Midwest set forth in Sections 3.2(a) (Capitalization) and 3.8(a) (Absence of Certain Changes or Events) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of First Midwest set forth in Sections 3.1(a) (Corporate Organization), 3.1(b) (Corporate Organization; Subsidiaries) (with respect to Significant Subsidiaries only), 3.2(b) (Capitalization; Subsidiaries) (with respect to Significant Subsidiaries only), 3.3(a) (Authority; No Violation) and 3.7 (Broker’s Fees) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of First Midwest set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on First Midwest or the Surviving Corporation. Old National shall have received a certificate signed on behalf of First Midwest by the Chief Executive Officer and the Chief Financial Officer of First Midwest to the foregoing effect.
(b) Performance of Obligations of First Midwest. First Midwest shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and Old National shall have received a certificate signed on behalf of First Midwest by the Chief Executive Officer and the Chief Financial Officer of First Midwest to such effect.
(c) Federal Tax Opinion. Old National shall have received the opinion of Squire Patton Boggs (US) LLP, in form and substance reasonably satisfactory to Old National, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Old National and First Midwest, reasonably satisfactory in form and substance to such counsel.
(d) Bank Merger Agreement. First Midwest shall have caused First Midwest Bank to execute and deliver the Bank Merger Agreement to Old National Bank.
7.3 Conditions to Obligations of First Midwest. The obligation of First Midwest to effect the Merger is also subject to the satisfaction or waiver by First Midwest at or prior to the Effective Time of the following conditions:
(a) Representations and Warranties. The representations and warranties of Old National set forth in Sections 4.2(a) (Capitalization) and 4.8(a) (Absence of Certain Changes or Events) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Old National set forth in Sections 4.1(a) (Corporate Organization), 4.1(b) (Corporate Organization; Subsidiaries) (with respect to Significant Subsidiaries only), 4.2(b) (Capitalization; Subsidiaries) (with respect to Significant Subsidiaries only), 4.3(a) (Authority; No Violation) and 4.7 (Broker’s Fees) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Old National set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Old National. First Midwest shall have received a certificate signed on behalf of Old National by the Chief Executive Officer and the Chief Financial Officer of Old National to the foregoing effect.

(b) Performance of Obligations of Old National. Old National shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, including, but not limited to, each of the obligations, covenants and agreements set forth in Section 6.12 and to effect the requirements referenced therein that are to be effected as of the Effective Time, and First Midwest shall have received a certificate signed on behalf of Old National by the Chief Executive Officer and the Chief Financial Officer of Old National to such effect.
(c) Federal Tax Opinion. First Midwest shall have received the opinion of Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to First Midwest, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Old National and First Midwest, reasonably satisfactory in form and substance to such counsel.
(d) Bank Merger Agreement. Old National shall have caused Old National Bank to execute and deliver the Bank Merger Agreement to First Midwest Bank.
ARTICLE VIII

TERMINATION AND AMENDMENT
8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Old National Vote or the Requisite First Midwest Vote:
(a) by mutual written consent of Old National and First Midwest;
(b) by either Old National or First Midwest if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(c) by either Old National or First Midwest if the Merger shall not have been consummated on or before the one (year) anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(d) by either Old National or First Midwest (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of First Midwest, in the case of a termination by Old National, or Old National, in the case of a termination by First Midwest, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Old National, or Section 7.3, in the case of a termination by First Midwest, and which is not cured within forty-five (45) days following written notice to First Midwest, in the case of a termination by Old National, or Old National, in the case of a termination by First Midwest, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(e) by First Midwest prior to such time as the Requisite Old National Vote is obtained, if (i) Old National or the Board of Directors of Old National shall have made a Recommendation Change or (ii) Old National or the Board of Directors of Old National shall have breached its obligations under Section 6.3 or 6.13 in any material respect; or

(f) by Old National prior to such time as the Requisite First Midwest Vote is obtained, if (i) First Midwest or the Board of Directors of First Midwest shall have made a Recommendation Change or (ii) First Midwest or the Board of Directors of First Midwest shall have breached its obligations under Section 6.3 or 6.13 in any material respect.
The party desiring to terminate this Agreement pursuant to clauses (b) through (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.
8.2 Effect of Termination.
(a) In the event of termination of this Agreement by either Old National or First Midwest as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Old National, First Midwest, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.14 and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Old National nor First Midwest shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement.
(b)
(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of First Midwest or shall have been made directly to the stockholders of First Midwest generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the First Midwest Meeting) an Acquisition Proposal, in each case with respect to First Midwest and (A) (x) thereafter this Agreement is terminated by either Old National or First Midwest pursuant to Section 8.1(c) without the Requisite First Midwest Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Old National pursuant to Section 8.1(d) as a result of a willful breach by First Midwest, and (B) prior to the date that is twelve (12) months after the date of such termination, First Midwest enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then First Midwest shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Old National, by wire transfer of same day funds, a fee equal to $97,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25)%” shall instead refer to “fifty percent (50%)”.
(ii) In the event that this Agreement is terminated by Old National pursuant to Section 8.1(f), then First Midwest shall pay Old National, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.
(c)
(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Old National or shall have been made directly to the shareholders of Old National generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Old National Meeting) an Acquisition Proposal, in each case with respect to Old National, and (A) (x) thereafter this Agreement is terminated by either Old National or First Midwest pursuant to Section 8.1(c) without the Requisite Old National Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by First Midwest pursuant to Section 8.1(d) as a result of a willful breach by Old National, and (B) prior to the date that is twelve (12) months after the date of such termination, Old National enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal

(whether or not the same Acquisition Proposal as that referred to above), then Old National shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay First Midwest, by wire transfer of same day funds, the Termination Fee, provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25)%” shall instead refer to “fifty percent (50%)”.
(ii) In the event that this Agreement is terminated by First Midwest pursuant to Section 8.1(e), then Old National shall pay First Midwest, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.
(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or its willful and material breach of any provision of this Agreement, in no event shall either party be required to pay the Termination Fee more than once.
(e) Each of Old National and First Midwest acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Old National or First Midwest, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Old National or First Midwest, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in “The Wall Street Journal” on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by Old National and First Midwest pursuant to Sections 8.2(b) and 8.2(c), respectively, and this Section 8.2(e), constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in such applicable section.
ARTICLE IX

GENERAL PROVISIONS
9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.
9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Old National Vote or the Requisite First Midwest Vote; provided, that after adoption of this Agreement by the respective shareholders of Old National or stockholders of First Midwest, there may not be, without further approval of the shareholders of Old National or stockholders of First Midwest, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.
9.3 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, that after the receipt of the Requisite Old National Vote or the Requisite First Midwest Vote, there may not be, without further approval of the shareholders of Old National or stockholders of First Midwest, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
9.4 Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger shall be borne equally by Old National and First Midwest.
9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon confirmation of receipt, (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
if to Old National, to:

Old National Bancorp
One Main Street
Evansville, Indiana 47708
	Attention:	Jeffrey L. Knight
Executive Vice President, Corporate Secretary
	Email:	jeff.knight@oldnational.com

With a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
201 E. Fourth Street, Suite 1900
Cincinnati, OH 45202
	Attention:	James J. Barresi
	Email:	James.Barresi@squirepb.com

and

(a)	if to First Midwest, to:
First Midwest Bancorp, Inc.
8750 West Bryn Mawr Avenue, Suite 1300
Chicago, Illinois 60631
	Attention:	Nicholas J. Chulos
Executive Vice President, General Counsel and Corporate Secretary
	Email:	nick.chulos@firstmidwest.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
	Attention:	Mark J. Menting
	Email:	mentingm@sullcrom.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. As used in this Agreement, the “knowledge” of First Midwest means the actual knowledge of any of the officers of First Midwest listed on Section 9.6 of the First Midwest Disclosure Schedule, and the “knowledge” of Old National means the actual knowledge of any of the officers of Old National listed on Section 9.6 of the Old National Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Chicago, Illinois or Evansville, Indiana are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (ii) included in the virtual data room of a party prior to the date hereof or (iii) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger and (f) “ordinary course” and “ordinary course of business” with respect to either party shall take into account the commercially reasonable actions taken by such party and its Subsidiaries in response to the Pandemic and the Pandemic Measures. The First Midwest Disclosure Schedule and the Old National Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law (which shall include for purposes of this Agreement any Pandemic Measures).
9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.9 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.
(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 4.32(b)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.
9.16 No Other Representations or Warranties.
(a) Except for the representations and warranties made by First Midwest in Article III and by Old National in Article IV, neither First Midwest, Old National, nor any other person makes any express or implied representation or warranty with respect to First Midwest, Old National or their respective Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of First Midwest and Old National hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither First Midwest nor Old National, as applicable, nor any other person makes or has made any representation or warranty to Old National or First Midwest, as applicable, or any of their respective affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to First Midwest or Old National, as applicable, or any of their respective Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by First Midwest in Article III and by Old National in Article IV, any oral or written information presented to Old National or First Midwest, as applicable, or any of their respective affiliates or representatives in the course of their respective due diligence investigation of First Midwest or Old National, as applicable, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) Each of First Midwest and Old National acknowledges and agrees that neither Old National, First Midwest nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III and Article IV.
[Signature Page Follows]

IN WITNESS WHEREOF, Old National and First Midwest have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
OLD NATIONAL BANCORP

By:	/s/ James C. Ryan III
	Name:	James C. Ryan III
	Title:	Chairman of the Board and Chief Executive Officer
ATTEST:

By:	/s/ Jeffrey L. Knight
Name:	Jeffrey L. Knight
Title:	Executive Vice President and Chief Legal Counsel
FIRST MIDWEST BANCORP, INC.

By:	/s/ Michael L. Scudder
	Name:	Michael L. Scudder
	Title:	Chairman of the Board and Chief Executive Officer
ATTEST:

By:	/s/ Nicholas J. Chulos
Name:	Nicholas J. Chulos
Title:	Executive Vice President, General Counsel and Corporate Secretary
[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Old National Articles Amendment
ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
OLD NATIONAL BANCORP
Old National Bancorp (hereinafter referred to as the “Corporation”), duly existing under the Indiana Business Corporation Law, as amended (the “Act”), desiring to give notice of corporate action effectuating the amendment of its Articles of Incorporation (the “Amendment”), sets forth the following:
FIRST
NAME AND ADDRESS
The name of the Corporation is Old National Bancorp with the address of One Main Street, Evansville, IN 47708.
SECOND
AMENDMENT
The Fifth Amended and Restated Articles of Incorporation of Old National (the “Articles of Incorporation”) shall be amended as follows:
1. Section 1 of Article IV of the Articles of Incorporation shall be amended and restated in its entirety to state:
The total number of shares of capital stock which the Corporation has authority to issue is 610,000,000 shares, all of which shall be divided into two classes of shares to be designated “Common Stock” and “Preferred Stock,” respectively, as follows:
600,000,000 shares of Common Stock, without par value; and
10,000,000 shares of Preferred Stock, without par value.1
THIRD
DATE AND MANNER OF ADOPTION AND VOTE
The shareholders of the Corporation entitled to vote in respect to the Amendment, adopted the proposed Amendment on     , 2021. The shareholders approved the Amendment by a vote of such shareholders during a meeting called by the Board of Directors.
The designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the Amendment, the number of votes of each voting group represented at the meeting of shareholders, and the number of shares voted in favor or against or having abstained as to the Amendment are set forth below:
Number of outstanding shares:
Shares entitled to vote (total):
Number of shares represented at the meeting:
Shares voted in favor:
Shares voted against:
Shares abstained:
[1]	Note to Draft: The parties reserve the right to adjust the number of shares of authorized capital stock.

The manner of the adoption of the Articles of Amendment and the vote by which they were adopted constitute full legal compliance with the provisions of the Act, the Articles of Incorporation, and the Bylaws of the Corporation.
In witness whereof, the undersigned hereby verifies, subject to penalties of perjury, that the statements contained herein are true this    day of    , 2021.
OLD NATIONAL BANCORP

By
Title
Name

Exhibit B

Form of Old National Bylaw Amendment
AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS
OF
OLD NATIONAL BANCORP
The Amended and Restated Bylaws of Old National Bancorp (the “Bylaws”) shall be amended as follows:
A new Article IX shall be added to the Bylaws to state:
ARTICLE X

CERTAIN GOVERNANCE MATTERS
10.1 Interpretation; Definitions.
(a) The provisions of this Article IX shall apply notwithstanding anything to the contrary set forth in the other Articles of these Bylaws. In the event of any inconsistency or conflict between any provision of this Article IX and any other provision of these Bylaws, such provision of this Article IX shall control.
(b) The following definitions shall apply to this Article IX:
(i) “Designated Exchange” shall mean the primary stock exchange on which the Corporation’s common stock is listed.
(ii) “Effective Time” shall have the meaning set forth in the Agreement and Plan of Merger, dated as of May 30, 2021, by and between First Midwest Bancorp, Inc. and Old National Bancorp, as it may have been amended, restated, supplemented or otherwise modified from time to time.
(iii) “Entire Board of Directors” shall mean the total number of directors which the Board of Directors of the Corporation would have if there were no vacancies.
(iv) “Legacy First Midwest” shall mean First Midwest Bancorp, Inc., a Delaware corporation, which has merged with and into the Corporation effective as of the Effective Time.
(v) “Legacy First Midwest Directors” shall mean the persons who were directors of Legacy First Midwest immediately prior to the Effective Time and who were designated to be directors of the Corporation by the Board of Directors of Legacy First Midwest prior to the Effective Time and any additional directors nominated by the Legacy First Midwest Directors Nominating Committee pursuant to Section 3(d) of this Article IX.
(vi) “Legacy First Midwest Directors Nominating Committee” shall mean a committee of the Board of Directors comprised of all of the Legacy First Midwest Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.
(vii) “Legacy Old National” shall mean Old National Bancorp, an Indiana corporation, as in existence immediately prior to the Effective Time.
(viii) “Legacy Old National Directors” shall mean the persons who were directors of Legacy Old National immediately prior to the Effective Time and who were designated to be directors of the Corporation by the Board of Directors of Legacy Old National prior to the Effective Time and any additional directors nominated by the Legacy Old National Directors Nominating Committee pursuant to Section 3(e) of this Article IX.
(ix) “Legacy Old National Directors Nominating Committee” shall mean a committee of the Board of Directors comprised of all of the Legacy Old National Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.
(x) “Old National Bank” shall mean Old National Bank, a wholly owned subsidiary of the Corporation.

(xi) “Specified Period” shall mean the period beginning at the Effective Time and ending on the thirty-six (36) month anniversary of the Effective Time.
10.2 Executive Chairman; CEO; Lead Director.
(a) Effective as of the Effective Time, (i) Mr. Michael L. Scudder shall serve as the Executive Chairman of the Board of Directors and shall report directly to the Board of Directors and (ii) Mr. James C. Ryan III shall serve as the Chief Executive Officer of each of the Corporation and Old National Bank and Chairman of the Board of Directors of Old National Bank and shall report directly to the Board of Directors.
(b) During the Specified Period, (i) any removal of any of the individuals serving in the capacities set forth in subsection (a) above from, or failure to appoint, re-elect or re-nominate any of them to, any such positions, other than in the case of Mr. Michael L. Scudder after the second anniversary of the Effective Time as contemplated by Section 2(c) of this Article IX, (ii) any amendment or modification to any employment, consulting or similar agreement with any of them to the extent such amendment or modification would adversely affect such individual, (iii) any termination of their employment by, or other service with, the Corporation or any subsidiary of the Corporation, or (iv) any modification to any of their respective reporting relationships as set forth in these Bylaws shall, in each case, require the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors.
(c) Upon the earlier of (i) the death, resignation, removal, disqualification or other cessation of service by Mr. Michael L. Scudder as Executive Chairman of the Board of Directors and (ii) the date following the second anniversary of the Effective Time, Mr. James C. Ryan III or, in the event of Mr. James C. Ryan III’s earlier death, resignation, removal, disqualification or other cessation of service as Chief Executive Officer of Old National, another individual, such other individual to be approved by the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors, shall be the Chairman of the Board of Directors.
(d) During the Specified Period, upon the death, resignation, removal, disqualification or other cessation of service by Mr. James C. Ryan III as the Chief Executive Officer of the Corporation, an individual approved by the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors shall be appointed to serve in such capacity.
(e) During the Specified Period, upon the death, resignation, removal, disqualification or other cessation of service by the Lead Director of the Board of Directors, the Legacy Old National Directors Nominating Committee shall have the exclusive authority to designate a Legacy Old National Director who shall be appointed to serve in such capacity. The Lead Director shall qualify as an independent director under the rules of the Designated Exchange.
10.3 Composition of the Board of Directors.
During the Specified Period:
(a) the Entire Board of Directors shall be comprised of sixteen (16) Directors, of which eight (8) shall be Legacy First Midwest Directors (one of whom, as of the Effective Time, shall be the Executive Chairman and Chief Executive Officer of Legacy First Midwest immediately prior to the Effective Time and eight (8) shall be Legacy Old National Directors (one of whom, as of the Effective Time, shall be the Chairman and Chief Executive Officer of Legacy Old National immediately prior to the Effective Time and one of whom shall be the Lead Director of Old National immediately prior to the Effective Time and who shall be the Lead Director of the Corporation);
(b) all vacancies resulting from the cessation of service by any Legacy First Midwest Director for any reason shall be filled by the Board of Directors with a nominee selected by the Legacy First Midwest Directors Nominating Committee;
(c) all vacancies resulting from the cessation of service by any Legacy Old National Director for any reason shall be filled by the Board of Directors with a nominee selected by the Legacy Old National Directors Nominating Committee;

(d) the Legacy First Midwest Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Legacy First Midwest Director;
(e) the Legacy Old National Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Legacy Old National Director;
(f) all vacancies on the Board of Directors shall be promptly filled by the Board of Directors with the individuals chosen as provided for in this Article IX; and
(g) any age limits, restrictions or retirement requirements for members of the Board of Directors shall not be applicable to persons designated as directors pursuant to this Article IX.
10.4 Composition of Committees.
(a) During the Specified Period and thereafter, the Board of Directors shall have and maintain as standing committees an Executive Committee, an Audit Committee, a Talent Development and Compensation Committee, a Corporate Governance and Nominating Committee (which, during the Specified Period, shall consist of the Legacy First Midwest Directors Nominating Committee and the Legacy Old National Directors Nominating Committee), an Enterprise Risk Committee, and a Culture, Community and Social Responsibility Committee.
(b) During the Specified Period, the Board of Directors may by resolution (which shall require the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors) establish any committees not expressly contemplated by these Bylaws composed of directors as they may determine to be necessary or appropriate for the conduct of business of the Corporation and may prescribe the composition, duties and procedures thereof.
(c) During the Specified Period, each committee of the Board of Directors (other than the Legacy Old National Directors Nominating Committee and the Legacy First Midwest Directors Nominating Committee) shall (i) have at least four (4) members, (ii) have an even number of members and (ii) be composed of fifty percent (50%) Legacy Old National Directors and fifty percent (50%) Legacy First Midwest Directors (subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under the rules of the Designated Exchange). All vacancies on any committee of the Board of Directors shall be promptly filled by the Board of Directors with individuals meeting the foregoing requirements.
(d) During the Specified Period, the Chair of the Executive Committee shall be the Chairman of the Board of Directors and the Chair of the Corporate Governance and Nominating Committee shall be the Lead Director. The Chair positions of all other committees specifically identified in Section 4(a) of this Article IX shall be held so that 50% are held by Legacy First Midwest Directors and 50% are held by Legacy Old National Directors. Service on any committee shall be subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under the rules of the Designated Exchange.
(e) As of the Effective Time, the Board of Directors shall constitute a Legacy First Midwest Directors Nominating Committee, which shall be comprised of all of the Legacy First Midwest Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange. At the end of the Specified Period, the Legacy First Midwest Directors Nominating Committee shall be automatically disbanded.
(f) As of the Effective Time, the Board of Directors shall constitute a Legacy Old National Directors Nominating Committee, which shall be comprised of all of the Legacy Old National Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange. At the end of the Specified Period, the Legacy Old National Directors Nominating Committee shall be automatically disbanded.

(g) Notwithstanding anything to the contrary in these Bylaws, during the Specified Period, no committee (including, for the avoidance of doubt, the Executive Committee) shall be permitted to take any action, and the Board shall not delegate to any committee the power to take any action, that, if taken by the Board of Directors, would require the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors pursuant to this Article IX.
10.5 Old National Bank Board of Directors.
During the Specified Period, the members of the Old National Bank Board of Directors shall exclusively include persons who are then officers of Old National Bank and members of the management operating committee of Old National Bank and the Old National Bank Board of Directors shall exercise the scope of its authority and operate in a manner substantially consistent with that so exercised and operated prior to May 30, 2021.
10.6 Corporate Name; Headquarters.
During the Specified Period, (a) the name of the Corporation shall be “Old National Bancorp” and the name of Old National Bank shall be “Old National Bank”, (b) the shares of common stock of the Corporation shall be traded on the Designated Exchange under the ticker symbol “ONB”, (c) the legal headquarters of the Corporation and the main office of Old National Bank shall be located in Evansville, Indiana, and (d) the Commercial Banking operations of Old National Bank and the Consumer Banking operations of Old National Bank shall be headquartered in Chicago, Illinois.
10.7 Amendments.
(a) During the Specified Period, this Article IX may be modified, amended or repealed (voluntarily or by merger, consolidation or otherwise by operation of law), and any Bylaw provision or other resolution inconsistent with these Bylaws may be adopted, by the Board of Directors only by (and any such modification, amendment, repeal or inconsistent Bylaw provisions and other resolutions may be proposed or recommended by the Board of Directors for adoption by the shareholders of the Corporation only by) an affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors.
(b) During the Specified Period, Section 4(a) of the Bylaws shall be as follows: (a) “Except as provided for in Section 7(a) of this Article IX of these Bylaws, the Board of Directors by an affirmative vote of not less than a majority vote of the Entire Board of Directors shall have the power to make, alter, amend or repeal the Bylaws of the Corporation,”.

Exhibit C

Form of Bank Merger Agreement
AGREEMENT AND PLAN OF MERGER OF
FIRST MIDWEST BANK
WITH AND INTO
OLD NATIONAL BANK
This Agreement and Plan of Merger (this “Agreement”), dated as of [    ], 2021, is made by and between Old National Bank, a national bank (the “Surviving Bank”), and First Midwest Bank, an Illinois state-chartered bank (the “Merging Bank”).
WITNESSETH:
WHEREAS, Surviving Bank, a national banking association duly organized and existing under the laws of the United States, with its main office located in Evansville, Indiana, all the issued and outstanding capital stock of which is owned directly by Old National Bancorp, an Indiana corporation (“Old National”), has authorized capital stock consisting of 6,506,990 shares of common stock, par value of $10.00 per share, all of which shares of common stock are issued and outstanding as of the date hereof;
WHEREAS, Merging Bank, an Illinois state-chartered bank, with its main office located in Chicago, Illinois, all the issued and outstanding capital stock of which is owned directly by First Midwest Bancorp, Inc., a Delaware corporation (“First Midwest”), has authorized capital stock consisting of 4,000,000 shares of common stock, par value $10.00 per share, all of which shares of common stock are issued and outstanding as of the date hereof;
WHEREAS, Old National and First Midwest have entered into an Agreement and Plan of Merger, dated as of May 30, 2021 (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, First Midwest will merge with and into Old National, with Old National surviving the merger as the surviving corporation and continuing as the direct parent of Surviving Bank and becoming the direct parent of Merging Bank (the “Merger”);
WHEREAS, contingent upon the Merger, on the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of Merging Bank with and into Surviving Bank, with Surviving Bank surviving the merger (the “Bank Merger”); and
WHEREAS, the Board of Directors of Surviving Bank and the Board of Directors of Merging Bank deem the Bank Merger desirable and in the best interests of their respective banks, and have authorized and approved the execution and delivery of this Agreement and the transactions contemplated hereby.
NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:
ARTICLE I

BANK MERGER
1.1 The Bank Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), Merging Bank shall be merged with and into Surviving Bank in accordance with the provisions of 12 U.S.C. § 215a and 12 U.S.C. § 1828(c). At the Effective Time, the separate existence of Merging Bank shall cease, and Surviving Bank, as the surviving entity, shall continue its existence under the laws of the United States as a national banking association. All rights, franchises, and interests of Merging Bank in and to every type of property (real, personal, and mixed) and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Bank Merger without any deed or other transfer. The Surviving Bank, upon the Bank Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by Merging Bank at the time of the Bank Merger, subject to applicable provisions of 12 U.S.C. § 215a. The Surviving Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of any trust department, of each of the merging banks existing as of the Effective Time of the Bank Merger. Immediately following the Effective Time, the Surviving Bank shall continue to operate the main or principal office and each of the branches of Merging Bank existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch and shall continue to operate each of the branches of the Surviving Bank existing at the Effective Time.
1.2 Closing. The closing of the Bank Merger will take place immediately following the Merger or at such other time and date as Old National may determine in its sole discretion, but in no case prior to the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof, at such place as is agreed by the parties hereto.
1.3 Effective Time. Subject to applicable law, the Bank Merger shall become effective upon the issuance of a certification of merger by the Office of the Comptroller of the Currency (“OCC”) (such date and time being herein referred to as the “Effective Time”).
1.4 Articles of Association and By-laws. The national bank charter, articles of association and bylaws of Surviving Bank in effect immediately prior to the Effective Time shall be the national bank charter, articles of association and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.
1.5 Board of Directors. At the Effective Time, the board of directors of the Surviving Bank shall consist of those persons designated by Old National at the Effective Time.
1.6 Officers. At the Effective Time, the officers of Surviving Bank shall continue to serve in their respective capacity as officers of the Surviving Bank, except as may be designated by Old National at the Effective Time.
1.7 Name and Main Office. The name of the Surviving Bank shall be “Surviving Bank” and the main office of the Surviving Bank shall be at One Main Street, Evansville, Indiana 47708.
1.8 Tax Treatment. It is the intention of the parties that the Bank Merger be treated for U.S. federal income tax purposes as a “tax free reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended.
ARTICLE II

CONSIDERATION
2.1 Effect on Merging Bank Capital Stock. At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder of any capital stock of Merging Bank, all shares of Merging Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.
2.2 Effect on Surviving Bank Capital Stock. Each share of Surviving Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger and shall immediately after the Effective Time constitute all of the issued and outstanding capital stock of the Surviving Bank.
ARTICLE III

COVENANTS
3.1 During the period from the date of this Agreement and continuing until the Effective Time, subject to the provisions of the Merger Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

ARTICLE IV

CONDITIONS PRECEDENT
4.1 The Bank Merger and the respective obligations of each party hereto to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:
a. The approval of the OCC under 12 U.S.C. § 215a and 12 U.S.C. § 1828(c) with respect to the Bank Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired or been terminated; and all other material consents, approvals, permissions, and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired or been terminated.
b. The Merger shall have been consummated in accordance with the terms of the Merger Agreement.
c. No order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect and no law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the Bank Merger.
d. This Agreement shall have been ratified, confirmed and approved by the sole shareholder of each of Surviving Bank and Merging Bank.
ARTICLE V

TERMINATION AND AMENDMENT
5.1 Termination. This Agreement may be terminated at any time prior to the Effective Time by an instrument executed by each of the parties hereto. This Agreement will terminate automatically without any action by the parties hereto upon the termination of the Merger Agreement.
5.2 Amendment. This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.
ARTICLE VI

GENERAL PROVISIONS
6.1 Representations and Warranties. Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.
6.2 Nonsurvival of Agreements. None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.
6.3 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement.
6.4 Counterparts. This Agreement may be executed in two (2) or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.
6.5 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, other than the Merger Agreement.

6.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed wholly within such state, except to the extent that the federal laws of the United States shall be applicable hereto.
6.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the parties hereto (whether by operation of law or otherwise) and any attempted assignment in contravention of this Section 6.08 shall be null and void.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.
MERGING BANK

By:
Title:

SURVIVING BANK

By:
Title:

Annex B
ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
OLD NATIONAL BANCORP
Old National Bancorp (hereinafter referred to as the “Corporation”), duly existing under the Indiana Business Corporation Law, as amended (the “Act”), desiring to give notice of corporate action effectuating the amendment of its Articles of Incorporation (the “Amendment”), sets forth the following:
FIRST
NAME AND ADDRESS
The name of the Corporation is Old National Bancorp with the address of One Main Street, Evansville, IN 47708.
SECOND
AMENDMENT
The Fifth Amended and Restated Articles of Incorporation of Old National Bancorp, as amended (the “Articles of Incorporation”) shall be amended as follows:
1. Section 1 of Article IV of the Articles of Incorporation shall be amended and restated in its entirety to state:
The total number of shares of capital stock which the Corporation has authority to issue is 602,000,000 shares, all of which shall be divided into two classes of shares to be designated “Common Stock” and “Preferred Stock,” respectively, as follows:
600,000,000 shares of Common Stock, without par value; and
2,000,000 shares of Preferred Stock, without par value.
THIRD
DATE AND MANNER OF ADOPTION AND VOTE
The shareholders of the Corporation entitled to vote in respect to the Amendment adopted the proposed Amendment on       , 2021. The shareholders approved the Amendment by a vote of such shareholders during a meeting called by the Board of Directors.
The designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the Amendment, the number of votes of each voting group represented at the meeting of shareholders, and the number of shares voted in favor or against or having abstained as to the Amendment are set forth below:
Number of outstanding shares:
Shares entitled to vote (total):
Number of shares represented at the meeting:
Shares voted in favor:
Shares voted against:
Shares abstained:
The manner of the adoption of the Articles of Amendment and the vote by which they were adopted constitute full legal compliance with the provisions of the Act, the Articles of Incorporation, and the Bylaws of the Corporation.
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In witness whereof, the undersigned hereby verifies, subject to penalties of perjury, that the statements contained herein are true this   day of     , 2021.
OLD NATIONAL BANCORP

By
Title
Name
B-2

Annex C

May 29, 2021
The Board of Directors
Old National Bancorp
One Main Street
Evansville, IN 47708
Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Old National Bancorp (“Old National”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of First Midwest Bancorp, Inc. (“First Midwest”) with and into Old National, pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Old National and First Midwest. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Old National, First Midwest or the holder of any securities of Old National or First Midwest, each share of common stock, par value $0.01 per share, of First Midwest (“First Midwest Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of First Midwest Common Stock owned by First Midwest as treasury stock or owned by First Midwest or Old National (in each case other than shares of First Midwest Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by First Midwest or Old National in respect of debts previously contracted), shall be converted into the right to receive 1.1336 shares of common stock, no par value per share, of Old National (“Old National Common Stock”). The ratio of 1.1336 shares of Old National Common Stock for one share of First Midwest Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.
The Agreement further provides that, following the Merger, First Midwest Bank, a wholly-owned subsidiary of First Midwest, will merge with and into Old National Bank, a wholly-owned subsidiary of Old National, pursuant to a separate agreement and plan of merger (such transaction, the “Bank Merger”).
KBW has acted as financial advisor to Old National and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between KBW and a KBW broker-dealer affiliate and each of Old National and First Midwest), may from time to time purchase securities from, and sell securities to, Old National and First Midwest. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Old National or First Midwest for its and their own respective accounts and for the accounts of its and their respective customers and clients. KBW employees may also from time to time maintain individual positions in Old National. As Old National has previously been informed by KBW, such positions currently include an individual position in shares of Old National held in an account associated with a senior member of the KBW advisory team providing services to Old National in connection with the proposed Merger. We have acted exclusively for the board of directors of Old National (the “Board”) in rendering this opinion and will receive a fee from Old National for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Old National has agreed to indemnify us for certain liabilities arising out of our engagement.

The Board of Directors – Old National Bancorp
May 29, 2021

Other than in connection with this present engagement, KBW has not provided investment banking or financial advisory services to Old National during the past two years. In the past two years, KBW has provided investment banking and financial advisory services to First Midwest. KBW acted as an underwriter in connection with First Midwest’s June 2020 offering of fixed-rate non-cumulative perpetual preferred stock. We may in the future provide investment banking and financial advisory services to Old National or First Midwest and receive compensation for such services.
In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Old National and First Midwest and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated May 26, 2021 (the most recent version made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2020 of Old National; (iii) the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 of Old National; (iv) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2020 of First Midwest; (v) the unaudited financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 of First Midwest; (vi) certain regulatory filings of Old National and First Midwest and their respective subsidiaries, including the quarterly reports on Form FRY-9C and quarterly call reports filed with respect to each quarter during the three-year period ended December 31, 2020 and the quarter ended March 31, 2021; (vii) certain other interim reports and other communications of Old National and First Midwest to their respective shareholders or stockholders; and (viii) other financial information concerning the respective businesses and operations of Old National and First Midwest furnished to us by Old National and First Midwest or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Old National and First Midwest; (ii) the assets and liabilities of Old National and First Midwest; (iii) a comparison of certain financial and stock market information of Old National and First Midwest with similar information for certain other companies, the securities of which are publicly traded; (iv) financial and operating forecasts and projections of First Midwest for 2021 and 2022 that were prepared by First Midwest management, provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of Old National management and with the consent of the Board; (v) financial and operating forecasts and projections of Old National, as well as assumed First Midwest long-term growth rates for periods beyond 2022, that were prepared by Old National management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; and (vi) estimates regarding certain pro forma financial effects of the Merger on Old National (including without limitation the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by Old National management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of Old National and First Midwest regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied, with the consent of Old National, upon the management of First Midwest as to the reasonableness and achievability of the financial and operating forecasts and projections of First Midwest for 2021 and 2022 referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections have been reasonably prepared and

The Board of Directors – Old National Bancorp
May 29, 2021

represent the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied upon Old National management as to the reasonableness and achievability of the financial and operating forecasts and projections of Old National, the assumed First Midwest long-term growth rates for periods beyond 2022, as well as the estimates regarding certain pro forma financial effects of the Merger on Old National (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information have been reasonably prepared and represent the best currently available estimates and judgments of Old National management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated by such management.
It is understood that the foregoing financial information of Old National and First Midwest that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the ongoing COVID-19 pandemic) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Old National and First Midwest and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. Among other things, such information has assumed that the ongoing COVID-19 pandemic could have an adverse impact, which has been assumed to be limited, on Old National and First Midwest. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Old National or First Midwest since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for Old National and First Midwest are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Old National or First Midwest, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Old National or First Midwest under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above) with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of the First Midwest Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement or any of the related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary

The Board of Directors – Old National Bancorp
May 29, 2021

regulatory, contractual, or other consents or approvals for the Merger and any related transaction, no restriction including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Old National, First Midwest or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Old National that Old National has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Old National, First Midwest, the Merger and any related transaction and the Agreement. KBW has not provided advice with respect to any such matters.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to Old National. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger or any such related transaction, the treatment of outstanding preferred stock and other securities of First Midwest in the Merger, any consequences of the Merger to Old National, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. As you are aware, there is currently widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Old National to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Old National or the Board; (iii) any business, operational or other plans with respect to First Midwest or the pro forma entity that may be currently contemplated by Old National or the Board or that may be implemented by Old National or the Board subsequent to the closing of the Merger; (iv) the fairness of the amount or nature of any compensation to any of Old National’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Old National Common Stock or relative to the Exchange Ratio; (v) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Old National or holders of any class of securities of First Midwest or any other party to any transaction contemplated by the Agreement; (vi) the actual value of Old National Common Stock to be issued in the Merger; (vii) the prices, trading range or volume at which Old National Common Stock or First Midwest Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Old National Common Stock will trade following the consummation of the Merger; (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (ix) any legal, regulatory, accounting, tax or similar matters relating to Old National, First Midwest, any of their respective shareholders or stockholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction (including the Bank Merger), including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

The Board of Directors – Old National Bancorp
May 29, 2021

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any holder of Old National Common Stock or any stockholder or shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder or stockholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder or stockholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to Old National.
Very truly yours,

Keefe, Bruyette & Woods, Inc.

Annex D

May 30, 2021

The Board of Directors
First Midwest Bancorp, Inc.
8750 West Bryn Mawr Avenue, Suite 1300
Chicago, Illinois 60631
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of First Midwest Bancorp, Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with Old National Bancorp (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), by and between the Company and the Merger Partner, the Company will merge with and into the Merger Partner, and (i) each outstanding share of Company Common Stock, except for shares of Company Common Stock owned by the Company as treasury stock or owned by the Company or the Merger Partner (in each case, other than shares of Company Common Stock (A) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (B) held, directly or indirectly, by the Company or the Merger Partner in respect of debts previously contracted), will be converted into the right to receive 1.1336 shares (the “Exchange Ratio”) of the Merger Partner's common stock, no par value (the “Merger Partner Common Stock”), (ii) each outstanding share of the Company’s 7.00% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share (the “Company Series A Preferred Stock”), will be converted into the right to receive one share of a newly created series of preferred stock of the Merger Partner having terms that are not materially less favorable (and taking into account that the Company will not be the surviving corporation in the Transaction) as the Company Series A Preferred Stock and (iii) each outstanding share of the Company’s 7.00% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C, no par value per share (the “Company Series C Preferred Stock” and, together with the Company Series A Preferred Stock, the “Company Preferred Stock”), will be converted into the right to receive one share of a newly created series of preferred stock of the Merger Partner having terms that are not materially less favorable (and taking into account that the Company will not be the surviving corporation in the Transaction) as the Company Series C Preferred Stock.
In connection with preparing our opinion, we have (i) reviewed a draft dated May 29, 2021 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Merger Partner and the industries in which they operate; (iii) compared the financial and operating performance of the Company and the Merger Partner with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Merger Partner Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and the Merger Partner relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company and the Merger Partner with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Merger Partner, the financial condition and future prospects and operations of the Company and the Merger Partner, the effects of the Transaction on the financial condition and future prospects of the Company and the Merger Partner, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Merger Partner or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or
D-1

completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Merger Partner under any state or federal laws relating to bankruptcy, insolvency or similar matters. We are not experts in evaluating the adequacy of allowances for loan and lease losses of the Company or the Merger Partner with respect to their loan and lease portfolios and, accordingly, we have not made an independent evaluation thereof, and we have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and the Merger Partner, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by managements as to the expected future results of operations and financial condition of the Company and the Merger Partner to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Merger Partner or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of the Company Preferred Stock or any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time.
We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Merger Partner. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.
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The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC
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